As filed with the Securities and Exchange Commission on January 15, 2016

Statement No. 333-208756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TEAM, INC.

(Exact name of registrant as specified in its charter)

Delaware	7600	74-1765729
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

13131 Dairy Ashford, Suite 600

Sugar Land, Texas 77478

(281) 331-6154

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

André C. Bouchard

Executive Vice President, Administration, Chief Legal Officer & Secretary

13131 Dairy Ashford, Suite 600

Sugar Land, Texas 77478

(281) 331-6154

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David F. Taylor Michelle Earley Locke Lord LLP 600 Travis Street, Suite 2800 Houston, TX 77002 (713) 226-1200	André C. Bouchard Executive Vice President, Administration, Chief Legal Officer & Secretary Team, Inc. 13131 Dairy Ashford, Suite 600 Sugar Land, Texas 77478 (281) 331-6154	William Fry General Counsel and Secretary Furmanite Corporation 10370 Richmond Avenue, Suite 600 Houston, Texas 77042 (713) 634-7777	David A. Katz Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and all other conditions to the merger of a wholly owned subsidiary of Team, Inc. with and into Furmanite Corporation have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the time the registration statement becomes effective. This preliminary proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JANUARY 15, 2016

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Team, Inc. (referred to as “Team”) and Furmanite Corporation (referred to as “Furmanite”) have entered into an agreement for a strategic business combination in which Furmanite will become a wholly owned subsidiary of Team, pursuant to an Agreement and Plan of Merger, dated November 1, 2015 (referred to as the “merger agreement”), by and among TFA, Inc., a wholly owned subsidiary of Team, Team and Furmanite. The boards of directors of Furmanite and Team have each unanimously approved the merger agreement and believe the merger will create a premier non-destructive testing (referred to as “NDT”), inspection and specialty mechanical services company.

If the merger is completed, holders of Furmanite common stock will be entitled to receive 0.215 shares of Team common stock for each share of Furmanite common stock they hold, with cash paid in lieu of fractional shares. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. The value of the merger consideration will fluctuate with changes in the trading price of Team common stock. Team stockholders will continue to own their same existing shares of Team common stock. Based on the closing prices of Team common stock and Furmanite common stock on October 30, 2015, the last trading day prior to announcement of the merger, the 0.215 exchange ratio represented an implied value of $7.53 per share of Furmanite common stock. Based on the closing prices of Team common stock and Furmanite common stock on January [    ], 2016 the most recent practicable trading day prior to the date of this joint proxy statement/prospectus, the 0.215 exchange ratio represented an implied value of $[            ] per share of Furmanite common stock. We urge you to obtain current market quotations for both Team and Furmanite common stock. Team common stock is traded on the New York Stock Exchange (referred to as the “NYSE”) under the symbol “TISI.” Furmanite common stock is traded on the NYSE under the symbol “FRM.”

Based on the estimated number of shares of Furmanite common stock and Team common stock outstanding on the respective record dates for the special meetings, Team expects to issue approximately 8,376,127 shares of Team common stock to Furmanite stockholders in the merger. Following completion of the merger, and assuming Team does not issue any additional shares of its common stock, we estimate that current Furmanite stockholders would own approximately 27% of the combined company.

Each of Team and Furmanite will hold a special meeting of its stockholders in connection with the proposed merger.

At the special meeting of Furmanite stockholders, Furmanite stockholders will be asked to consider and vote on (1) a proposal to adopt and approve the merger agreement (referred to as the “merger proposal”), (2) a non-binding, advisory proposal to approve the compensation that has been paid, or may be paid or become payable, to Furmanite’s named executive officers and that is based on or otherwise relates to the merger agreement and the merger (referred to as the “compensation proposal”), and (3) a proposal to approve the adjournment of the Furmanite special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal (referred to as the “Furmanite adjournment proposal”). Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Furmanite common stock. Approval of each of the compensation proposal and the Furmanite adjournment proposal requires the affirmative vote of holders of a majority of the votes cast on the matter at the Furmanite special meeting.

At the special meeting of Team stockholders, Team stockholders will be asked to consider and vote on (1) a proposal to approve the issuance of shares of Team common stock in connection with the merger (referred to as the “share issuance proposal”) and (2) a proposal to approve the adjournment of the Team special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal. Approval of the share issuance proposal and the adjournment proposal requires the affirmative vote of the holders of a majority of the votes cast on the matter at the Team special meeting.

Team and Furmanite cannot complete the merger unless (1) Team stockholders approve the share issuance proposal and (2) Furmanite stockholders approve the merger proposal. Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend your respective special meeting in person, please vote your shares as promptly as possible by (1) completing and returning all proxy cards that you receive, (2) accessing the Internet website specified on your proxy card or (3) calling the toll-free number specified on your proxy card. If your shares are held in “street name” with a bank, broker or other record holder, you must instruct your bank, broker or other record holder in order to vote.

The Team board of directors unanimously recommends that Team stockholders vote “FOR” each of the proposals to be considered at the Team special meeting. The Furmanite board of directors unanimously recommends that Furmanite stockholders vote “FOR” each of the proposals to be considered at the Furmanite special meeting.

More information about Team, Furmanite, the merger agreement and the merger is contained in this joint proxy statement/prospectus. We encourage you to read carefully this joint proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 32 of this joint proxy statement/prospectus.

We believe this merger will create a strong combined company that will deliver world-class products and superior results to its stockholders and customers, and look forward to the successful combination of Team and Furmanite.

Sincerely,

Ted W. Owen	Jeffery G. Davis
President and Chief Executive Officer of Team, Inc.	Interim Executive Chairman of the Board, President and Chief Executive Officer of Furmanite Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the securities to be issued under this joint proxy statement/prospectus or determined that this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated January [    ], 2016 and is first being mailed to the respective stockholders of Team and Furmanite on or about January [    ], 2016.

13131 Dairy Ashford

Sugar Land, TX 77478

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 25, 2016

NOTICE IS HEREBY GIVEN that Team, Inc. (referred to as “Team”), a Delaware corporation, will hold a special meeting of its stockholders on February 25, 2016, beginning at 9:00 a.m., Central Standard Time, at 13131 Dairy Ashford, Sugar Land, Texas 77478, for the purpose of considering and voting on the following matters:

1.	a proposal to approve the issuance of shares of Team common stock in connection with the merger of TFA, Inc., a wholly owned subsidiary of Team, with and into Furmanite Corporation (referred to as “Furmanite”), with Furmanite surviving as a wholly owned subsidiary of Team, as contemplated by the Agreement and Plan of Merger, dated November 1, 2015 (referred to herein as the “merger agreement”), by and among TFA, Inc., Team and Furmanite (referred to as the “share issuance proposal”);

2.	a proposal to approve the adjournment of the Team special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal (referred to as the “Team adjournment proposal”); and

3.	such other business as may properly come before the Team special meeting.

The Team board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, and recommends that you vote “FOR” the share issuance proposal and “FOR” the Team adjournment proposal.

Holders of record of Team common stock at the close of business on January 14, 2016 are entitled to receive notice of, and to vote at, the Team special meeting or any adjournments or postponements thereof. You are entitled to attend the Team special meeting if you were a Team stockholder as of the close of business on January 14, 2016 or hold a valid proxy for shares of Team common stock entitled to vote at the Team special meeting. A list of stockholders eligible to vote at the Team special meeting will be available for inspection at the Team special meeting and at the offices of Team in Sugar Land, Texas, during regular business hours for a period of no less than ten (10) days prior to the Team special meeting.

Approval of the share issuance proposal and the adjournment proposal each require the affirmative vote of the holders of a majority of the votes cast on the matter at the Team special meeting.

Your vote is important. Whether or not you expect to attend the Team special meeting in person, we urge you to vote your shares as promptly as possible. You can vote your shares by completing and returning a proxy card. Most stockholders can also vote over the Internet or by telephone. If Internet and telephone voting are available to you, you can find voting instructions in the materials accompanying the joint proxy statement/prospectus. If your shares are held in “street name” with a bank, broker or other record holder, you must instruct your bank, broker or other record holder in order to vote. You can revoke a proxy at any time prior to its exercise at the Team special meeting by following the instructions in the enclosed joint proxy statement/prospectus.

By Order of the Board of Directors,

Ted W. Owen

President and Chief Executive Officer of Team, Inc.

January [    ], 2016

Sugar Land, Texas

Your vote is important. Stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically through the Internet or by telephone.

10370 Richmond Avenue, Suite 600

Houston, TX 77042

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 25, 2016

NOTICE IS HEREBY GIVEN that Furmanite Corporation (referred to as “Furmanite”) will hold a special meeting of its stockholders on February 25, 2016, beginning at 9:00 a.m., Central Standard Time, at 10370 Richmond Avenue, Suite 600, Houston, Texas 77042, for the purpose of considering and voting on the following matters:

1.	a proposal to adopt and approve the Agreement and Plan of Merger, dated November 1, 2015 (referred to as the “merger agreement”), by and among Team Inc., (referred to as “Team”), TFA, Inc., a wholly owned subsidiary of Team, and Furmanite (referred to as the “merger proposal”);

2.	a proposal to approve on an advisory (non-binding) basis the compensation that has been paid, or may be paid or become payable, to Furmanite named executive officers and that is based on or otherwise relates to the merger agreement and merger (referred to as the “compensation proposal”);

3.	a proposal to approve the adjournment of the Furmanite special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the transactions contemplated by the merger agreement (referred to as the “Furmanite adjournment proposal”); and

4.	such other business as may properly come before the Furmanite special meeting.

The Furmanite board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of the Furmanite stockholders and unanimously approved the merger agreement. The Furmanite board of directors unanimously recommends that Furmanite stockholders vote “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the Furmanite adjournment proposal.

Holders of record of Furmanite common stock at the close of business on January 14, 2016 are entitled to vote at the Furmanite special meeting or any adjournments or postponements thereof. You are entitled to attend the Furmanite special meeting if you were a Furmanite stockholder as of the close of business on January 14, 2016 or hold a valid proxy for shares of Furmanite common stock entitled to vote at the Furmanite special meeting. A list of stockholders eligible to vote at the Furmanite special meeting will be available for inspection at the Furmanite special meeting and at Furmanite’s offices in Houston, Texas, during regular business hours for a period of no less than ten (10) days prior to the Furmanite special meeting.

Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Furmanite common stock. Approval of the compensation proposal and approval of the Furmanite adjournment proposal each require the affirmative vote of holders of a majority of the votes cast on the matter at the Furmanite special meeting.

Your vote is important. Whether or not you expect to attend the Furmanite special meeting in person, we urge you to vote your shares as promptly as possible. You can vote your shares by (1) completing and returning all proxy cards that you receive, (2) accessing the Internet website specified on your proxy card or (3) calling the toll-free number specified on your proxy card. If your shares are held in “street name,” you must instruct your bank, broker or other record holder in order to vote. You can revoke a proxy at any time prior to its exercise at the Furmanite special meeting by following the instructions in the enclosed joint proxy statement/prospectus.

By Order of the Board of Directors,

Jeffery G. Davis

Interim Executive Chairman of the Board, President and Chief Executive

Officer of Furmanite Corporation

January [    ], 2016

Houston, Texas

Your vote is important. Stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically through the Internet or by telephone.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus incorporates important business and financial information about Team and Furmanite from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Team, Inc. 13131 Dairy Ashford, Suite 600 Sugar Land, TX 77478 Attn: Corporate Secretary Tele: (281) 388-5541	Furmanite Corporation 10370 Richmond Avenue, Suite 600 Houston, Texas 77042 Attn: Corporate Secretary Tele: (713) 634-7777

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the applicable special meeting. This means that Team stockholders requesting documents must do so by February 18, 2016 in order to receive them before the Team special meeting, and Furmanite stockholders requesting documents must do so by February 18, 2016 in order to receive them before the Furmanite special meeting.

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (referred to as the “SEC”) by Team (File No. 333-208756) constitutes a prospectus of Team under Section 5 of the Securities Act of 1933, as amended (referred to as the “Securities Act”), with respect to the shares of Team common stock to be issued to Furmanite stockholders pursuant to the merger agreement. This joint proxy statement/prospectus also constitutes a joint proxy statement of Furmanite and Team under Section 14(a) of the Securities Exchange Act of 1934, as amended (referred to as the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of Furmanite stockholders and the special meeting of Team stockholders.

You should rely only on the information which is contained in or incorporated by reference into this joint proxy statement/prospectus. Neither Team nor Furmanite has authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this document. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than the date of this joint proxy statement/prospectus. Neither the mailing of this joint proxy statement/prospectus to Team or Furmanite stockholders, nor the issuance of Team common stock in connection with the merger, will create any implication to the contrary.

Information on the websites of Team and Furmanite, or any subsidiary of Team or Furmanite, is not incorporated by reference into this document.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Furmanite has been provided by Furmanite and information contained in this document regarding Team, including pro forma financial information, has been provided by Team.

For a more detailed discussion of the information incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information,” beginning on page 150.

QUESTIONS AND ANSWERS ABOUT THE PROPOSED MERGER AND THE SPECIAL MEETINGS

The following questions and answers briefly address some commonly asked questions about the Team special meeting, the Furmanite special meeting and the merger. They may not include all the information that is important to the respective stockholders of Team and Furmanite. Team and Furmanite urge their respective stockholders to read carefully this entire joint proxy statement/prospectus, including the annexes and the other documents referred to herein that are incorporated by reference into this joint proxy statement/prospectus.

General Questions and Answers

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	You are receiving this joint proxy statement/prospectus because you were a stockholder of record of Team or of Furmanite as of the close of business on the record date for the Team special meeting or the Furmanite special meeting, respectively. Team and Furmanite have agreed to a combination of Team and Furmanite pursuant to the terms of the merger agreement attached to this joint proxy statement/prospectus as Annex A and incorporated herein by reference. This joint proxy statement/prospectus serves as the proxy statement through which Team and Furmanite will solicit proxies to obtain the necessary stockholder approvals for the proposed merger. It also serves as the prospectus by which Team will issue shares of its common stock as the merger consideration.

In order to complete the merger, Team stockholders must approve the issuance of shares of Team common stock in connection with the merger and Furmanite stockholders must adopt the merger agreement and approve the transactions contemplated by the merger agreement. Team will hold a special meeting of its stockholders and Furmanite will hold a special meeting of its stockholders to obtain these approvals. Each of Team and Furmanite is also asking its stockholders to approve other matters that are described in this joint proxy statement/prospectus in connection with its special meeting.

This joint proxy statement/prospectus contains important information about the merger and the respective stockholder meetings of Team and Furmanite, and you should read it carefully and in its entirety. For Team stockholders, the enclosed voting materials for the Team special meeting allow Team stockholders to vote shares of Team common stock without attending the Team special meeting. For Furmanite stockholders, the enclosed voting materials for the Furmanite special meeting allow Furmanite stockholders to vote shares of Furmanite common stock without attending the Furmanite special meeting.

Your vote is important. Team and Furmanite encourage stockholders of each company to vote as soon as possible. For more specific information on how to vote, please see “As a Team stockholder, how can I vote” or “As a Furmanite stockholder, how can I vote” below, as applicable.

Q:	How do the Team and Furmanite boards of directors recommend that I vote?

A:	The Team board of directors unanimously recommends that Team stockholders vote “FOR” the proposal to issue shares of Team common stock in connection with the merger and “FOR” the proposal to approve the adjournment of the Team special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of the shares of Team common stock in connection with the merger.

The Furmanite board of directors unanimously recommends that Furmanite stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, “FOR” the proposal to approve on an advisory (non-binding) basis the compensation that has been paid, or may be paid or become payable, to Furmanite named executive officers that is based on or otherwise relates to the merger agreement and merger and “FOR” the proposal to approve the adjournment of the Furmanite special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

Q:	When do Team and Furmanite expect to complete the merger?

A:	Subject to the satisfaction of closing conditions and receipt of required approvals, the companies expect to complete the merger in the first calendar quarter of 2016.

Q:	What effects will the proposed merger have on Team and Furmanite?

A:	Upon completion of the proposed merger, Furmanite will cease to be a publicly traded company and will be wholly owned by Team, which means that Team will be the only stockholder of Furmanite. As a result, Furmanite stockholders will own shares in Team only and will not directly own any shares in Furmanite. Team stockholders will continue to own shares in Team, unless sold or otherwise transferred, upon completion of the merger. Following completion of the merger, the registration of Furmanite’s common stock and its reporting obligations with respect to its common stock under the Exchange Act will be terminated. In addition, upon completion of the proposed merger, shares of Furmanite common stock will no longer be traded or quoted on the New York Stock Exchange (referred to as the “NYSE”) or any other stock exchange or quotation system.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed for any reason, Furmanite stockholders will not receive any shares of Team common stock for their shares of Furmanite common stock pursuant to the merger agreement or otherwise. Instead, Team and Furmanite will remain separate public companies, and each company expects that its common stock will continue to be registered under the Exchange Act and traded on the NYSE. In specified circumstances, either Team or Furmanite may be required to pay to the other party a termination fee or expense reimbursement, as described in “The Merger Agreement—Termination Fee and Expense Reimbursement” beginning on page 117 of this joint proxy statement/prospectus.

Q:	Are the Team and Furmanite stockholders entitled to dissenters’ rights?

A:	No. Under the General Corporation Law of the State of Delaware (referred to as the “DGCL”), no dissenters’ or appraisal rights will be available with respect to the merger or the other transactions contemplated by the merger agreement.

Q:	What should I do now?

A:	Please review this joint proxy statement/prospectus carefully and vote as soon as possible. Team and Furmanite stockholders may vote over the Internet or by telephone. Stockholders may also vote by signing, dating and returning each proxy card and voting instruction card received.

Q:	What should I do if I receive more than one set of voting materials?

A:

Please vote each proxy card and voting instruction card that you receive. You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held. If shares are held in more than one name, stockholders will receive more than one proxy card or voting instruction card. In addition, if you are a stockholder of both Team and Furmanite, you may receive one or more proxy cards or voting instruction cards for Team and one or more proxy cards or voting instruction cards for Furmanite. If you are a stockholder of both Team and Furmanite, please note that a vote for the share issuance proposal for the Team special meeting will not constitute a vote for the merger proposal for the Furmanite special meeting, and vice versa. Therefore, please vote each proxy card and voting instruction card you receive, whether from Team or Furmanite. For information on electronic voting via the Internet or telephone, please refer to the section entitled “The Team Special Meeting” beginning on page 42 and the section entitled “The Furmanite Special Meeting” beginning on page 47 of this joint proxy statement/prospectus.

Q:	Why are the merger agreement and the merger not being considered and voted upon by Team stockholders?

A:	Under Delaware law, Team stockholders are not required to approve the merger or adopt the merger agreement. Team stockholders are being asked to consider and vote on the issuance of Team common stock in connection with the merger.

Q:	Are there any risks in the merger or the Team share issuance that I should consider?

A:	Yes. There are risks associated with all business combinations, including the merger, and the related Team share issuance. These risks are discussed in more detail in the section entitled “Risk Factors” beginning on page 32 of this joint proxy statement/prospectus.

Q:	What if I own shares in both Furmanite and Team?

A:	If you are both a stockholder of Furmanite and a stockholder of Team, you will receive two separate packages of proxy materials. A vote cast as a Furmanite stockholder will not count as a vote cast as a Team stockholder, and a vote cast as a Team stockholder will not count as a vote cast as a Furmanite stockholder. To ensure that all of your shares are represented at each special meeting, please separately submit all proxy cards or voting instruction forms that you receive.

Q:	What are the material U.S. federal income tax consequences of the merger?

A:	The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (referred to as the “Code”). It is a condition of Furmanite’s obligation to complete the merger that it receive a written opinion from Wachtell, Lipton, Rosen & Katz, Furmanite’s outside legal counsel, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger so qualifies, holders of Furmanite common stock receiving shares of Team common stock in the merger generally will not recognize gain or loss as a result of the merger. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 120.

Questions and Answers for Team Stockholders

Q:	When and where will the Team special meeting take place?

A:	Team will hold a special meeting of its stockholders on February 25, 2016 beginning at 9:00 a.m., Central Standard Time, at 13131 Dairy Ashford, Sugar Land, Texas 77478. Please allow ample time for the check-in procedures.

Q:	How can I attend the Team special meeting?

A:

Team stockholders as of the close of business on January 14, 2016 and those who hold a valid proxy for the special meeting are entitled to attend the Team special meeting. Team stockholders should be prepared to present photo identification, such as a valid driver’s license, passport or other government-issued identification for admittance. In addition, names of record holders will be verified against the list of record holders on the record date prior to being admitted to the meeting. Team stockholders who are not record holders but who hold shares through a broker or nominee (i.e., in street name), should provide proof of beneficial ownership on the record date, such as the most recent account statement prior to January 14, 2016 or other similar evidence of ownership. If Team stockholders do not provide acceptable photo identification or do not comply with the other procedures outlined above upon request, they will not be admitted to the Team special meeting.

Q:	What matters will be considered at the Team special meeting?

A:	Team stockholders will vote on the following proposals:

•	a proposal to approve the issuance of shares of Team common stock in connection with the merger as contemplated by the merger agreement;

•	a proposal to approve the adjournment of the Team special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal; and

•	such other business as may properly come before the Team special meeting.

Q:	How many votes are needed for the proposals considered by Team stockholders at the Team special meeting?

A:	Assuming a quorum of Team stockholders are present at the Team special meeting, with respect to each proposal separately, an affirmative vote of the majority of shares present in person or represented by proxy at the Team special meeting are required to approve the share issuance proposal and the Team adjournment proposal. Thus, the failure to submit a proxy card or vote in person, by telephone, or through the Internet, will have no effect on each applicable proposal; however any abstentions or the failure to instruct your bank or broker how to vote if you hold your shares in “street name” with respect to any of these proposals will have the effect of a vote against each applicable proposal.

Q:	What constitutes a quorum for the Team special meeting?

A:	A quorum of Team stockholders will be present at the Team special meeting if holders of a majority of Team stock issued and outstanding and entitled to vote thereat are present in person or represented by proxy. Your shares will be counted towards such quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank or broker) or if you vote in person at the Team special meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairman of the Team special meeting or holders of a majority of the votes present at the Team special meeting may adjourn the Team special meeting to another time or date. If you do not vote, it will be more difficult for Team to obtain the necessary quorum to approve the proposals to be considered by Team stockholders at the Team special meeting.

Q.	As a Team stockholder, how can I vote?

A:	Stockholders of record as of the record date may vote in person by attending the Team special meeting, by completing and returning a proxy card or, if you hold your shares in street name, a voting instruction form. Most stockholders can also vote over the Internet or by telephone. Team stockholders can find voting instructions in the materials accompanying this joint proxy statement/prospectus.

The Internet and telephone voting facilities will close at 10:59 p.m., Central Standard Time, on February 24, 2016. Please be aware that Team stockholders who vote over the Internet may incur costs such as telephone and Internet access charges for which they will be responsible.

The method by which Team stockholders vote will in no way limit the right to vote at the meeting if you later decide to attend in person. If shares are held in street name, Team stockholders must obtain a proxy, executed in their favor, from their broker or other holder of record, to be able to vote at the meeting.

If shares are held through a broker, such shares may be voted even if holders of such shares do not vote or attend the special meeting with regard to “routine” matters. Broker “non-votes,” if any, will not be counted in determining the final vote with respect to any particular proposal.

All shares entitled to vote and represented by properly completed proxies received prior to the Team special meeting and not revoked will be voted at the meeting in accordance with your instructions. If a signed proxy card is returned without indicating how shares should be voted on a matter and the proxy is not revoked, the shares represented by such proxy will be voted as the Team board of directors unanimously recommends and therefore “FOR” the share issuance proposal and “FOR” the Team adjournment proposal.

For a more detailed explanation of the voting procedures, please see the section entitled “The Team Special Meeting—Vote Required for Approval—Voting of Proxies” beginning on page 43 of this joint proxy statement/prospectus.

Q:	As a Team stockholder, what happens if I do not vote?

A:	Failure to vote or give voting instructions to your broker or nominee for the Team special meeting could make it more difficult to meet the voting requirement that the total votes cast on the share issuance proposal represent over fifty percent (50%) of the outstanding shares of Team common stock entitled to vote thereon. Therefore, Team urges Team stockholders to vote.

Q:	How many votes do I have?

A:	You are entitled to one vote for each share of Team common stock that you owned as of the close of business on the record date for the Team special meeting. At the close of business on the record date for the Team special meeting, there were 21,837,544 shares of Team common stock outstanding and entitled to vote at the Team special meeting.

Q:	As a Team stockholder, may I change my vote after I have submitted a proxy card or voting instruction card?

A:	Yes. Team stockholders may revoke a previously granted proxy or voting instruction at any time prior to the special meeting by:

•	signing and returning a later dated proxy or voting instruction card for the Team special meeting; or

•	attending the Team special meeting and voting in person, as described in the section entitled “The Team Special Meeting” beginning on page 42 of this joint proxy statement/prospectus.

Only the last submitted proxy or voting instruction card will be considered. Please submit a proxy or voting instruction card for the Team special meeting as soon as possible.

Q:	What do Team stockholders need to do now?

A:	Team stockholders should carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes. In order for Team shares to be represented at the Team special meeting, Team stockholders can (1) vote through the Internet or by telephone by following the instructions included on their proxy card or voting instruction form, (2) indicate on the enclosed proxy card or voting instruction form how they would like to vote and return the proxy card or voting instruction form in the accompanying pre-addressed postage- paid envelope, or (3) attend the Team special meeting in person. Even if you plan to attend the Team special meeting, Team recommends that you also submit your proxy card or voting instructions as described herein so that your vote will be counted if you later decide not to attend the Team special meeting in person.

Q:	Who can answer my questions?

A:	Team stockholders who have additional questions about the merger, the share issuance proposal or need assistance in submitting their proxy or voting their shares of Team common stock, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Georgeson, Team’s proxy solicitor, by calling toll-free at (866) 431-2110.

Questions	and Answers for Furmanite Stockholders

Q:	When and where is the Furmanite special meeting?

A:	The special meeting of Furmanite stockholders will be held at 9:00 a.m., Central Standard Time, on February 25, 2016 at 10370 Richmond Avenue, Suite 600, Houston, Texas 77042. Check-in will begin at 8:30 a.m., local time. Please allow ample time for the check-in procedures.

Q:	How can I attend the Furmanite special meeting?

A:	Furmanite stockholders as of the close of business on January 14, 2016 and those who hold a valid proxy for shares of stock entitled to vote at the Furmanite special meeting are entitled to attend the Furmanite special meeting. Furmanite stockholders should be prepared to present photo identification, such as a valid driver’s license, passport or other government-issued identification for admittance. In addition, names of record holders will be verified against the list of record holders on the record date prior to being admitted to the meeting. Furmanite stockholders who are not record holders but who hold shares through a broker or nominee (i.e., in street name) should provide proof of beneficial ownership on the record date, such as the most recent account statement prior to January 14, 2016 or other similar evidence of ownership. If Furmanite stockholders do not provide acceptable photo identification or do not comply with the other procedures outlined above upon request, they will not be admitted to the Furmanite special meeting.

Q:	What matters will Furmanite stockholders be asked to vote on at the Furmanite special meeting?

A:	Furmanite stockholders will be asked to vote on the following matters:

•	a proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement;

•	a proposal to approve on an advisory (non-binding) basis the compensation that has been paid, or may be paid or become payable, to Furmanite named executive officers that is based on or otherwise relates to the merger agreement and merger;

•	a proposal to approve the adjournment of the Furmanite special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the transactions contemplated by the merger agreement; and

•	such other business as may properly come before the Furmanite special meeting.

Q:	How many votes are needed to approve the matters to be presented to Furmanite stockholders at the Furmanite special meeting?

A:	Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Furmanite common stock. Approval of each of the compensation proposal and the Furmanite adjournment proposal requires the affirmative vote of a majority of the votes cast on the matter by the holders of shares of Furmanite common stock represented, in person or by proxy, at the Furmanite special meeting.

Q:	What is the quorum requirement for the Furmanite special meeting?

A:	Stockholders who hold a majority of the total number of shares of Furmanite common stock issued and outstanding on the record date of the Furmanite special meeting must be present or represented by proxy to constitute a quorum at the Furmanite special meeting. All Furmanite common stock represented at the Furmanite special meeting, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum at the Furmanite special meeting.

Q:	As a Furmanite stockholder, how can I vote?

A:	In order for your shares to be represented at the Furmanite meeting:

•	you can attend the meeting in person;

•	you can vote through the Internet or by telephone by following the instructions included on your proxy card or voting instruction card; or

•	you can vote by mail by indicating on the enclosed proxy or voting instruction card how you would like to vote and by returning the card in the accompanying postage-paid envelope.

If you hold your shares of Furmanite common stock in “street name” through a bank or broker, please follow the voting instructions provided by your bank or broker.

Q:	If my shares are held in “street name” through a bank or broker, will my bank or broker automatically vote my shares for me?

A:	No. If you hold your shares in a brokerage account or if your shares are held by a bank, broker or nominee (that is, in “street name”), your broker, bank, or other nominee cannot vote your shares without instructions from you. You should instruct your broker, bank or other nominee as to how to vote your shares, following the instructions that they have provided to you. If you are a Furmanite stockholder and you do not provide your bank, broker or nominee with instructions on how to vote your shares, your shares of Furmanite common stock will not be counted for purposes of determining a quorum at the Furmanite special meeting and they will not be voted on any proposal on which your bank, broker or nominee does not have discretionary authority. Your bank, broker or nominee does not have discretionary authority, and may not vote your shares without instructions from you, on the merger proposal, the compensation proposal, or the Furmanite adjournment proposal.

Q:	As a Furmanite stockholder, what happens if I do not vote?

A:	If you are a Furmanite stockholder and fail to vote, fail to instruct your broker, bank or nominee to vote if you hold your shares in “street name,” or abstain from voting, it will have the same effect as a vote against the merger proposal, but will have no effect on the compensation proposal or the Furmanite adjournment proposal, assuming a quorum is present.

Q:	As a Furmanite stockholder, may I change my vote after I have submitted a proxy card or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•	if you are a holder of record, you can attend your meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose the first method, you must submit your notice of revocation to the Secretary of Furmanite no later than the beginning of the Furmanite special meeting. If your shares are held in street name by your broker, bank or nominee, you should contact your broker, bank or nominee to change your vote.

Q:	How will my shares of common stock be voted if I return a blank proxy card?

A:	If a Furmanite stockholder makes no specifications on its proxy card as to how it should want its Furmanite shares voted before signing and returning it, such proxy will be voted “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the Furmanite adjournment proposal.

Q:	What will Furmanite stockholders receive in the merger?

A:	Under the terms of the merger agreement, Furmanite stockholders will be entitled to receive 0.215 shares of Team common stock for each share of Furmanite common stock they own, with cash paid in lieu of any fractional shares.

Q:	How many votes do I have?

A:	You are entitled to one vote for each share of Furmanite common stock that you owned as of the close of business on the record date for the Furmanite special meeting. At the close of business on the record date for the Furmanite special meeting, there were 38,023,593 shares of Furmanite common stock outstanding and entitled to vote at the Furmanite special meeting.

Q:	How will I receive the merger consideration to which I may become entitled?

A:	Assuming that Team stockholders approve the issuance of common stock in connection with the merger and that Furmanite stockholders approve the transactions contemplated by the merger agreement, Team will appoint an exchange agent who is reasonably acceptable to Furmanite to deliver the merger consideration.

As soon as reasonably practicable after the effective time of the merger, the exchange agent will send to each holder of record of certificates that immediately prior to the effective time of the merger represented outstanding Furmanite common stock a letter of transmittal and instructions for effecting the exchange of such certificates for the merger consideration. Upon surrender of such certificates for cancellation along with the executed letter of transmittal and other documents described in the instructions, each holder of Furmanite common stock will receive one or both of the following: (i) the merger consideration of 0.215 shares of Team common stock for each share of Furmanite common stock; and (ii) cash in lieu of fractional shares of Team common stock.

Any holder of book-entry shares that immediately prior to the effective time of the merger represented outstanding Furmanite common stock will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the merger consideration. The exchange agent will deliver the merger consideration to any such holder as promptly as practicable after the effective time of the merger.

Q:	What will happen to my Furmanite stock options in the merger?

A:	Each outstanding Furmanite stock option, whether vested or unvested, will be converted automatically into an option to purchase shares of Team common stock based on the exchange ratio in the merger. Certain Furmanite stock options described herein will become vested in full concurrently with such conversion (referred to as “converted Team stock options”). Certain converted Team stock options described herein will have additional vesting provisions described herein. All vested converted Team stock options will have additional exercise provisions described herein.

Q:	What will happen to my Furmanite restricted shares in the merger?

A:	At the effective time, each restricted share of Furmanite common stock that is outstanding immediately prior to the effective time will vest in full and become free of restrictions and the holder thereof will become entitled to receive the merger consideration with respect to such restricted share, less any applicable taxes required to be withheld as provided in the merger agreement.

Q:	What will happen to my Furmanite restricted stock units in the merger?

A:	Each outstanding award of Furmanite restricted stock units (other than certain awards described herein, which will vest in full and the holder thereof will become entitled to receive the merger consideration) will be converted into an award of Team restricted stock units based on the exchange ratio in the merger.

Q:	What will happen to my Furmanite performance stock units in the merger?

A:	Each outstanding award of Furmanite performance stock units (other than certain awards described herein, which will vest in full and the holder thereof will become entitled to receive the merger consideration) will be converted into an award of Team restricted stock units based on the exchange ratio in the merger. Immediately prior to such vesting or conversion, as applicable, the performance conditions applicable to such performance stock units will be deemed to have been achieved at the maximum level.

Q:	Should Furmanite stock certificates be sent in now?

A:	No. If the merger is completed, Furmanite stockholders will receive written instructions for sending in any stock certificates they may have for effecting the exchange of such certificates for the merger consideration.

Q:	What do Furmanite stockholders need to do now?

A:	Furmanite stockholders should carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes. In order for Furmanite shares to be represented at the Furmanite special meeting, Furmanite stockholders can (1) vote through the Internet or by telephone by following the instructions on their proxy card or voting instruction form, (2) indicate on the enclosed proxy card or voting instruction form how they would like to vote and return the proxy card or voting instruction form in the accompanying pre-addressed postage paid envelope, or (3) attend the Furmanite special meeting in person. Even if you plan to attend the Furmanite special meeting, Furmanite recommends that you also submit your proxy card or voting instructions as described herein so that your vote will be counted if you later decide not to attend the Furmanite special meeting in person.

Q:	Whom should I contact if I have additional questions?

A:	Furmanite stockholders who have additional questions about the merger or need assistance in submitting their proxy or voting their shares of Furmanite common stock, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, should contact D.F. King & Co., Inc., Furmanite’s proxy solicitor, by calling toll-free at (800) 591-8252 or calling collect at (212) 269-5550.

SUMMARY

The following is a summary of the information contained in this joint proxy statement/prospectus relating to the merger. This summary may not contain all of the information that is important to you. Team and Furmanite encourage you to read carefully this entire joint proxy statement/prospectus, including the attached annexes. In addition, Team and Furmanite encourage you to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about Team and Furmanite. The respective stockholders of Team and Furmanite may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 150 of this joint proxy statement/prospectus. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies (see page 40)

TEAM, INC.

13131 Dairy Ashford, Suite 600

Sugar Land, TX 77478

Phone: (281) 388-5541

Headquartered near Houston, Texas, Team Inc., a Delaware corporation, was originally incorporated in Texas in 1973. Team is a leading provider of specialty industrial services, including inspection and assessment, required in maintaining and installing high-temperature and high-pressure piping systems and vessels that are utilized extensively in the refining, petrochemical, power, pipeline and other heavy industries. Team offers these services in over 125 locations throughout the world.

Team’s common stock is traded on the NYSE under the ticker symbol “TISI.”

Additional information about Team and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 150 of this joint proxy statement/prospectus.

TFA, INC.

13131 Dairy Ashford, Suite 600

Sugar Land, TX 77478

Phone: (281) 388-5541

TFA, Inc., a wholly owned subsidiary of Team (referred to as “Merger Sub”), is a Delaware corporation that was formed on October 9, 2015 for the purpose of effecting the merger. Upon completion of the merger, Merger Sub will be merged with and into Furmanite, with Furmanite surviving as a wholly owned subsidiary of Team. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement in connection with the merger.

FURMANITE CORPORATION

10370 Richmond Avenue, Suite 600

Houston, TX 77042

Phone: (713) 634-7777

Furmanite Corporation, a Delaware corporation, was incorporated in Delaware on January 23, 1953. Furmanite conducts business under two operating segments: 1) Technical Services and 2) Engineering & Project Solutions. Technical Services provides specialized technical services, including on-line, off-line and other services. On-line services include leak sealing, hot tapping, line stopping, line isolation, composite repair, valve testing and certain non-destructive testing and inspection services, while off-line services include on-site machining, heat treatment, bolting, valve repair and other non-destructive testing and inspection services. Other services include SmartShimTM services, concrete repair, engineering services, valves and other products and manufacturing. Engineering & Project Solutions provides process management inspection services to contractors and operators participating primarily in the midstream oil and gas market, substantially all of which are in the Americas. A wide range of inspection services are offered, including, mechanical integrity, quality assurance and regulatory compliance services for pipelines and other capital, turnaround, maintenance and mechanical integrity projects.

Furmanite’s common stock is listed on the NYSE under the symbol “FRM.”

Additional information about Furmanite and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 150 of this joint proxy statement/prospectus.

The Special Meetings (see pages 42 and 47)

The Team Special Meeting (see page 42)

The Team special meeting is scheduled to be held on February 25, 2016 beginning at 9:00 a.m., Central Standard Time, at 13131 Dairy Ashford, Sugar Land, Texas 77478. Please allow ample time for the check-in procedures. Team stockholders will be asked to consider and vote on:

•	a proposal to approve the issuance of shares of Team common stock in connection with the merger of Merger Sub with and into Furmanite, with Furmanite surviving as a wholly owned subsidiary of Team, as contemplated by the merger agreement (referred to as the “share issuance proposal”);

•	a proposal to approve the adjournment of the Team special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal (referred to as the “Team adjournment proposal”); and

•	such other business as may properly come before the Team special meeting.

The Team board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, and recommends that you vote “FOR” the share issuance proposal and “FOR” the Team adjournment proposal.

Record Date and Vote Required for the Team Special Meeting (see pages 42 and 43)

Holders of record of Team common stock at the close of business on January 14, 2016, the record date for the Team special meeting, will be entitled to notice of, and to vote at, the Team special meeting or any postponements or adjournments thereof. A list of stockholders eligible to vote at the Team special meeting will be available for inspection at the special meeting and at the offices of Team in Sugar Land, Texas, during regular business hours for a period of no less than ten (10) days prior to the special meeting. You are entitled to one vote for each share of Team common stock that you owned as of the close of business on the record date. As of the record date, there were 21,837,544 shares of Team common stock outstanding and entitled to vote at the Team special meeting, approximately 1,066,723 of which were held by directors and executive officers of Team. Team currently expects that Team’s directors and executive officers will vote their shares in favor of each of the proposals to be presented at the Team special meeting, although none of them has entered into any agreements obligating them to do so.

Assuming a quorum of Team stockholders are present at the Team special meeting, with respect to each proposal separately, an affirmative vote of the majority of shares present in person or represented by proxy at the

Team special meeting is required to approve the share issuance proposal and the Team adjournment proposal. Thus, the failure to submit a proxy card or vote in person, by telephone, or through the Internet, will have no effect on each applicable proposal; however any abstentions or the failure to instruct your bank or broker how to vote if you hold your shares in “street name” with respect to any of these proposals will have the effect of a vote against each applicable proposal.

You can vote in one of the following four ways: (1) by mail by fully completing and returning the proxy card in the enclosed, postage paid envelope; (2) by Internet by visiting the website listed on your proxy card and following the instructions; (3) by telephone by calling the phone number on your proxy card and following the instructions; and (4) in person by attending the special meeting. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the section entitled “The Team Special Meeting—Vote Required for Approval—Voting of Proxies” beginning on page 43 of this joint proxy statement/prospectus.

The Furmanite Special Meeting (see page 47)

The Furmanite special meeting is scheduled to be held on February 25, 2016, beginning at 9:00 a.m., Central Standard Time, at 10370 Richmond Avenue, Suite 600, Houston, Texas 77042, for the purpose of considering and voting on the following matters:

•	a proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement (referred to as the “merger proposal”);

•	a proposal to approve on an advisory (non-binding) basis the compensation that has been paid, or may be paid or become payable, to Furmanite named executive officers and that is based on or otherwise relates to the merger agreement and merger (referred to as the “compensation proposal”);

•	a proposal to approve the adjournment of the Furmanite special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the transactions contemplated by the merger agreement (referred to as the “Furmanite adjournment proposal”); and

•	such other business as may properly come before the Furmanite special meeting.

The Furmanite board of directors unanimously recommends that Furmanite stockholders vote “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the Furmanite adjournment proposal.

Record Date and Vote Required for the Furmanite Special Meeting (see page 47)

Holders of record of Furmanite common stock at the close of business on January 14, 2016, the record date for the Furmanite special meeting, will be entitled to notice of, and to vote at, the Furmanite special meeting or any postponements or adjournments thereof. You are entitled to one vote for each share of Furmanite common stock that you owned as of the close of business on the record date. As of the record date, there were 38,023,593 shares of Furmanite common stock outstanding and entitled to vote at the Furmanite special meeting, approximately 5.4% of which were held by directors and executive officers of Furmanite. Furmanite currently expects that Furmanite’s directors and executive officers will vote their shares in favor of each of the proposals to be presented at the Furmanite special meeting, although none of them has entered into any agreements obligating them to do so.

Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Furmanite common stock. Approval of the compensation proposal and approval of the Furmanite adjournment proposal each require the affirmative vote of a majority of the votes cast on the matter by the holders of shares of Furmanite common stock represented, in person or by proxy, at the Furmanite special meeting.

The Merger (see page 53)

The merger agreement is attached as Annex A to this joint proxy statement/prospectus. Team and Furmanite encourage you to read the merger agreement because it is the legal document that governs the merger. For more information on the merger agreement, see the section entitled “The Merger Agreement” beginning on page 98.

Effects of the Merger (see page 53)

If Furmanite stockholders and Team stockholders approve the necessary merger-related proposals, and all other conditions to the merger are satisfied or waived, Merger Sub will merge with and into Furmanite. As a result, Furmanite will survive as a wholly owned subsidiary of Team. Accordingly, Furmanite’s common stock will no longer be publicly traded.

Recommendation of the Team Board of Directors (see page 61)

After careful consideration, at a meeting of the Team board of directors held on October 30, 2015, the Team board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of the Team stockholders and unanimously approved the merger agreement. The Team board of directors recommends that Team stockholders vote “FOR” the share issuance proposal and “FOR” the Team adjournment proposal.

Recommendation of the Furmanite Board of Directors (see page 64)

After careful consideration, at a meeting of the Furmanite board of directors held on November 1, 2015, the Furmanite board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Furmanite stockholders and unanimously approved the merger agreement. The Furmanite board of directors recommends that Furmanite stockholders vote “FOR” the merger proposal. The Furmanite board of directors also recommends that Furmanite stockholders vote “FOR” the compensation proposal and “FOR” the Furmanite adjournment proposal.

Opinion of Team’s Financial Advisor (see page 67)

Robert W. Baird & Co. Incorporated (referred to as “Baird”) delivered its opinion to the Team board on October 30, 2015, as of such date, to the effect that the exchange ratio of 0.215 shares of Team common stock to be issued in exchange for each share of Furmanite common stock in the merger was fair, from a financial point of view, to Team. The full text of Baird’s written opinion, dated October 30, 2015, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex B and is incorporated into this joint proxy statement/prospectus by reference.

You are encouraged to, and should, read the opinion carefully and in its entirety. Baird’s opinion was provided to the Team board of directors in connection with its evaluation of the merger, addresses only the fairness, from a financial point of view, to Team of the exchange ratio in the merger and does not constitute a recommendation to any stockholder of Team as to how such stockholder should vote with respect to the share issuance proposal or any other matter. Baird has not expressed any opinion as to the underlying business decision by Team to engage in the merger.

Opinion of Furmanite’s Financial Advisor (see page 78)

On November 1, 2015, at the meeting of the Furmanite board of directors at which the merger was approved, Lazard Frères & Co. LLC (referred to as “Lazard”), Furmanite’s financial advisor in connection with the merger, rendered to the Furmanite board of directors an oral opinion, confirmed by delivery of a written opinion, dated November 1, 2015, to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to the holders of Furmanite common stock (other than the excluded holders).

The full text of the written opinion of Lazard dated as of November 1, 2015, which sets forth, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of Lazard set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Furmanite stockholders are urged to read the opinion in its entirety. Lazard’s written opinion was addressed to the Furmanite board of directors (in its capacity as such) in connection with and for the purpose of its evaluation of the merger, was directed only to the fairness, from a financial point of view, to holders of Furmanite common stock (other than the excluded holders) of the exchange ratio in the merger, and did not address any other aspect of the merger. Lazard expressed no opinion as to the fairness of the exchange ratio to the holders of any other class of securities, creditors or other constituencies of Furmanite or as to the underlying decision by Furmanite to engage in the merger. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard. The opinion does not constitute a recommendation to any stockholder of Furmanite as to how such stockholder should vote with respect to the merger or any other matter.

For a description of the opinion that the Furmanite board of directors received from Lazard, see “The Merger—Opinion of Furmanite’s Financial Advisor” beginning on page 78.

Completion of the Merger (see page 99)

Team and Furmanite currently expect to complete the merger in the first calendar quarter of 2016, subject to the receipt of required stockholder approvals and regulatory clearances or other delays in the satisfaction or waiver of the conditions to the merger described below. As such, neither Team nor Furmanite can guarantee when the merger will be completed, if at all.

Board of Directors Following the Merger (see page 91)

Promptly following the merger, Jeffery G. Davis, Furmanite’s Interim Executive Chairman of the Board, President and Chief Executive Officer will be appointed to the Team board of directors. Mr. Davis will serve on the Team board of directors until the earlier of his resignation or removal or until his successor is duly elected or qualified, as the case may be.

Interests of the Directors and Executive Officers of Team (see page 91)

In considering the recommendation of the Team board that Team stockholders vote to approve the share issuance proposal, you should be aware that some of Team’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, their interests as Team stockholders. Team’s directors and executive officers will not receive any special compensation, the payment of which is contingent upon completion of the merger. Certain of Team’s executive officers may receive future compensation under Team’s executive compensation programs attributable to additional responsibilities in connection with the merger and the subsequent integration process. Team’s director and executive compensation programs are described in further detail in Team’s Proxy Statement on Schedule 14A, filed with the SEC on August 21, 2015 and are incorporated herein by reference.

Interests of the Directors and Executive Officers of Furmanite (see page 91)

In considering the recommendation of Furmanite’s board of directors that you vote to approve the merger proposal, you should be aware that Furmanite’s directors and executive officers have economic interests in the merger that are different from, or in addition to, those of Furmanite’s stockholders generally. Furmanite’s board of directors was aware of these interests and considered them, among other matters, in reaching its decision to approve and declare advisable the merger and the merger agreement and resolving to recommend that Furmanite’s stockholders approve the merger. These interests are described under “The Merger — Interests of the Directors and Executive Officers of Furmanite” beginning on page 91 of this joint proxy statement/prospectus.

Regulatory and Third-Party Approvals (see page 96)

The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (referred to as the “HSR Act”) which prevents Team and Furmanite from completing the merger until the waiting period under the HSR Act is terminated or expires. On November 19, 2015, Team and Furmanite filed the requisite notification and report forms under the HSR Act with the U.S. Department of Justice (referred to as the “DOJ”) and the U.S. Federal Trade Commission (referred to as the “FTC”). The DOJ and others may challenge the merger on antitrust grounds either before or after expiration or termination of the waiting period. The waiting period under the HSR Act expired at 11:59 p.m. on December 21, 2015.

In addition, Team and Furmanite have agreed to obtain the required approvals from the U.S. Nuclear Regulatory Commission (referred to as the “NRC”) and certain state governmental authorities having jurisdiction over the possession or use of radioactive materials, with respect to either, at Furmanite’s option, the disposition or transfer to Team or one of its affiliates, of all subject licenses held by Furmanite and its subsidiaries prior to the completion of the merger.

Team and Furmanite have each agreed to use their reasonable best efforts to take or cause to be taken all actions and to do, or cause to be done, and assist and cooperate with each other in doing, all things necessary, proper or advisable under law or order to consummate and make effective the merger and the other transactions contemplated by the merger agreement as promptly as practicable, subject to certain exceptions and limitations as described under “The Merger Agreement — Efforts to Complete the Merger” beginning on page 111 of this joint proxy statement/prospectus.

No Dissenters’ Rights (see page 97)

Under the DGCL, no dissenters’ or appraisal rights will be available with respect to the merger or the other transactions contemplated by the merger agreement.

Accounting Treatment of the Merger (see page 97)

Team and Furmanite prepare their respective financial statements in accordance with generally accepted accounting principles in the United States (referred to as “GAAP”). The merger will be accounted for in accordance with Accounting Standards Codification 805, Business Combinations (ASC 805). The purchase price will be determined based on the number of Team common shares issued and the Team stock price on the date of the merger. The purchase price will also include additional consideration related to converted Furmanite equity awards for amounts attributable to pre-combination services. The purchase price will be allocated to the fair values of tangible and intangible assets acquired and liabilities assumed. Any excess purchase price after this allocation will be assigned to goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually, or more frequently if circumstances indicate potential impairment. The operating results of Furmanite will be part of the combined company beginning on the date of the merger.

Litigation Related to the Merger (see page 97)

On November 5, 2015, and November 18, 2015, purported stockholders in Furmanite filed two complaints challenging the merger in the District Court of Harris County, Texas. Between December 15, 2015, and December 23, 2015, purported stockholders in Furmanite filed three complaints challenging the merger in the Court of Chancery of the State of Delaware. The complaints are captioned Irving S. & Judith Braun v. Furmanite Corp., et al., No. 2015-66620 (Tex. Dist. Ct.); Irving Feldbaum v. Furmanite Corp., et al., No. 2015-68909 (Tex. Dist. Ct.); Juan Gonzalez v. Furmanite Corp., et al., No. 11818 (Del. Ch.); Zahava Rosenfeld v. Furmanite Corp., et al., No. 11822 (Del. Ch.); and Elia Azar v. Milliron, et al., No. 11838 (Del. Ch.). The complaints assert claims against Furmanite’s board of directors, Team, Merger Sub, and, in the case of the Braun, Feldbaum and Gonzalez complaints, Furmanite. The complaints allege that Furmanite’s board of directors violated its fiduciary duties in negotiating the merger and that Team and Merger Sub have aided and abetted the Furmanite board’s alleged violations of fiduciary duty. The Braun, Feldbaum and Gonzalez complaints also allege that Furmanite has aided and abetted the board’s supposed violations of fiduciary duty. As relief, the complaints seek, among other things, an injunction against the merger and an award of attorneys’ fees and costs. Furmanite and Team believe that the complaints are without merit.

The Merger Agreement (see page 98)

Effect of the Merger (see page 53)

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Merger Sub, a wholly owned subsidiary of Team formed to effect the merger, will merge with and into Furmanite. Furmanite will be the surviving corporation in the merger and will thereby become a wholly owned subsidiary of Team.

Merger Consideration (see page 99)

Furmanite stockholders will receive 0.215 shares of Team common stock for each share of Furmanite common stock they hold, with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of Furmanite or Team. Because of this, the implied value of the consideration to Furmanite stockholders will fluctuate between now and the completion of the merger. Based on the closing price of Team common stock on the NYSE on October 30, 2015, the last trading day before public announcement of the merger, the 0.215 exchange ratio represented approximately $7.53 in implied value for each share of Furmanite common stock. Based on the closing price of Team common stock on the NYSE on January [    ], 2016, the latest practicable date before the date of this joint proxy statement/prospectus, the 0.215 exchange ratio represented approximately $[        ] in implied value for each share of Furmanite common stock.

Treatment of Stock Options and Other Equity-Based Awards (see page 99)

Treatment of Stock Options

At the effective time, each Furmanite stock option that is outstanding immediately prior to the effective time, whether vested or unvested, will (i) if such stock option is a specified award (as defined under “—Acceleration of Vesting” below), become vested in full pursuant to the terms of the merger agreement and (ii) be converted into an option to purchase shares of Team common stock, on the same terms and conditions as were applicable to such Furmanite stock option immediately prior to the effective time (except for certain additional exercise provisions described below and certain additional vesting provisions described under “—Acceleration of Vesting” below) (referred to as “converted Team stock options”). The number of shares of Team common stock (rounded down to the nearest whole number of shares) subject to each converted Team stock option will equal the product of (A) the number of shares of Furmanite common stock subject to the Furmanite stock option immediately prior to the effective time of the merger (with such number determined by deeming any applicable performance conditions to be satisfied in full) multiplied by (B) the exchange ratio, and the exercise price per share (rounded up to the nearest whole cent) of each converted Team stock option will be determined by dividing (1) the per share exercise price of the Furmanite stock option immediately prior to the effective time of the merger by (2) the exchange ratio. Furmanite and Team have agreed that all vested converted Team stock options will remain exercisable following the holder’s termination of employment until the earlier to occur of the date that is six months following such termination of employment and the original expiration date of the stock option.

Treatment of Restricted Shares

At the effective time, each restricted share of Furmanite common stock that is outstanding immediately prior to the effective time will vest in full and become free of restrictions and the holder thereof will become entitled to receive the merger consideration with respect to such restricted share, less any applicable taxes required to be withheld as provided in the merger agreement.

Treatment of Restricted Stock Units and Performance Stock Units

At the effective time, each Furmanite restricted stock unit and performance stock unit that is outstanding immediately prior to the effective time that is not a specified award (as defined under “—Acceleration of Vesting” below) will be converted into a Team restricted stock unit, with the same terms and conditions as were applicable under such Furmanite restricted stock unit or performance stock unit, as applicable, immediately prior to the effective time (except that the performance-based vesting conditions applicable to the performance stock units immediately prior to the effective time shall not apply from and after the effective time and except for certain additional vesting provisions described under “—Acceleration of Vesting” below), and relating to the number of shares of Team common stock (rounded to the nearest whole number of shares), determined by multiplying (i) the number of shares of Furmanite common stock subject to such restricted stock unit or performance stock unit, as applicable, immediately prior to the effective time (with the number of shares determined, for the purposes of each performance stock unit, by deeming the applicable performance-based vesting condition to have been achieved at the maximum level) by (ii) the exchange ratio.

At the effective time, each Furmanite restricted stock unit and performance stock unit that is outstanding immediately prior to the effective time that is a specified award (as defined under “—Acceleration of Vesting” below) will vest in full (and in the case of a Furmanite performance stock unit, the applicable performance-based vesting condition will be deemed to have been achieved at the maximum level), and the holder will be entitled to receive the number of shares of Team common stock (rounded to the nearest whole number of shares), determined by multiplying (i) the number of shares of Furmanite common stock subject to such restricted stock unit or performance stock unit, as applicable, immediately prior to the effective time (with the number of shares determined, for the purposes of each performance stock unit, by deeming the applicable performance-based vesting condition to have been achieved at the maximum level) by (ii) the exchange ratio, less any applicable taxes required to be withheld as provided under the merger agreement.

Acceleration of Vesting

For purposes of the description above, “specified award” means 50% of each Furmanite stock option, restricted stock unit award and performance stock unit award held by an individual who was identified as a specified key employee by mutual agreement of Furmanite and Team and who has satisfied certain conditions prior to the effective time of the merger.

Furmanite and Team have agreed that each unvested converted Team stock option, restricted stock unit award and performance stock unit award, in each case held by an individual who was identified as a key employee by mutual agreement of Furmanite and Team (including each specified key employee) and who has satisfied certain conditions prior to the effective time of the merger, will vest in full upon a termination without cause or resignation for good reason within one year following the effective time of the merger.

No Solicitation (see page 108)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the exceptions summarized below, each of Furmanite and Team has agreed that it will not (1) solicit, initiate, knowingly encourage, or take any other action designed to facilitate, any inquiry regarding, or the making or submission of any inquiry, proposal or indication of interest or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal (as defined on page 109 of this joint proxy statement/prospectus); (2) subject to the ability of the board of directors of Furmanite or Team, as applicable, to make an adverse recommendation change (as defined below and on page 110 of this joint proxy statement/prospectus), approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to an acquisition proposal (other than a confidentiality agreement in connection with an acquisition proposal); (3) enter into, continue or otherwise participate in any discussions or negotiations regarding any acquisition proposal; or (4) agree to do any of the foregoing actions.

Notwithstanding these restrictions, if at any time prior to obtaining the required approval of its stockholders, Furmanite or Team as applicable, receives an unsolicited bona fide written acquisition proposal that its board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) is or could reasonably be expected to lead to a superior proposal (as defined on page 109 of this joint proxy statement/prospectus) which did not result from a breach of the merger agreement, then such party may (i) furnish information with respect to itself and its subsidiaries to the person making such acquisition proposal (subject to certain conditions and obligations in the merger agreement) and (ii) engage in discussions or negotiations with the person making such acquisition proposal.

Changes in Board Recommendations (see page 110)

The merger agreement provides that, subject to certain exceptions, neither Furmanite’s board of directors, nor Team’s board of directors, will (i) withhold or withdraw (or modify in a manner adverse to the other party) or propose publicly to withhold or withdraw (or modify in a manner adverse to the other party) its recommendation of the merger proposal or the share issuance proposal, as applicable, (ii) approve, recommend, or otherwise declare to be advisable or publicly propose to approve, recommend or determine to be advisable any acquisition proposal, (iii) fail to include its recommendation of the merger proposal or the share issuance proposal, as applicable, in this joint proxy statement/prospectus, or (iv) following the making of an acquisition proposal, fail to recommend against such acquisition proposal within ten business days after the other party requests a reaffirmation of a party’s recommendation of the merger proposal or share issuance proposal, as applicable, which request may be made only once with respect to each acquisition proposal (each such item referred to as an “adverse recommendation change”). Notwithstanding the foregoing restrictions, at any time prior to obtaining the relevant stockholder approval, the board of directors of Furmanite or Team, as applicable, may make an adverse recommendation change, if (i) it determines in good faith (after consultation with its advisors) and subject to compliance with certain obligations set forth in the merger agreement (including providing the other party with prior notice and the right under certain circumstances to negotiate revisions to the merger agreement) that such acquisition proposal constitutes a superior proposal, or (ii) in response to an intervening event (as defined on page 110 of this joint proxy statement/prospectus), it determines in good faith (after consultation with its advisors) and subject to compliance with certain obligations set forth in the merger agreement (including providing the other party with prior notice and the right under certain circumstances to negotiate revisions to the merger agreement) that the failure to take such action would reasonably be likely to be inconsistent with its fiduciary duties.

Conditions to Completion of the Merger (see page 114)

In addition to the approval of the merger proposal by Furmanite stockholders, the approval of the share issuance proposal by Team stockholders and the expiration or termination of the waiting period under the HSR Act, each as described above, each party’s obligation to complete the merger is also subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain other conditions, including the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part (and the absence of any stop order by the SEC), approval of the listing on the NYSE of the Team common stock to be issued in the merger, the absence of an injunction prohibiting the merger, the accuracy of the representations and warranties of the other party under the merger agreement (subject to the materiality standards set forth in the merger agreement), the performance by the other party of its obligations under the merger agreement in all material respects and delivery of an officer’s certificate by the other party certifying satisfaction of the two preceding conditions.

Neither Furmanite nor Team can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 114 of this joint proxy statement/prospectus.

Termination (see page 115)

The merger agreement may be terminated and abandoned at any time prior to the effective time, whether before or after any stockholder approval of the merger proposal or share issuance proposal is obtained:

•	by mutual written consent of Furmanite and Team;

•	by either Furmanite or Team, if the merger has not been consummated on or prior to June 1, 2016 (which deadline may be extended to September 1, 2016 if on June 1, 2016 all of the conditions to closing, other than those pertaining to the waiting period under the HSR Act or the absence of an injunction prohibiting the merger relating to the HSR Act, have been satisfied or are capable of being satisfied at such time (such deadline, as it may be extended, is referred to as the “end date”), except that this right to terminate the merger agreement will not be available to a party if the failure of the merger to occur on or before the end date was due to the failure of such party to perform any of its obligations under the merger agreement;

•	by either Furmanite or Team, if a governmental authority of competent jurisdiction has issued an order permanently restraining, enjoining or otherwise prohibiting the completion of the merger or the issuance of Team common stock to be used as merger consideration and such order has become final and nonappealable;

•	by either Furmanite or Team, if any law has been enacted or is applicable to the merger or the issuance of Team common stock to be used as merger consideration by any governmental authority that prohibits, prevents or makes illegal the consummation of the merger or the issuance of Team common stock to be used as merger consideration;

•	by either Furmanite or Team, if the Furmanite special meeting (including any adjournments or postponements of the meeting) has concluded and the required approval of the merger proposal by the Furmanite stockholders has not been obtained;

•	by either Furmanite or Team, if the Team special meeting (including any adjournments or postponements of the meeting) has concluded and required approval of the share issuance proposal by the Team stockholders has not been obtained;

•	by either Furmanite or Team, if the other party has materially breached or failed to perform any representations, warranties, covenants or agreements contained in the merger agreement and such breach or failure (i) would result in the failure of specified conditions to the terminating party’s obligations to effect the merger and (ii) is not curable or is not cured by the end date;

•	by Team, if, prior to the receipt of the Furmanite stockholder approval of the merger proposal, the Furmanite board of directors makes an adverse recommendation change;

•	by either Furmanite or Team, if there has been an intentional and material breach of the other party’s no solicitation obligations by certain specified persons and such breach results in a third party making an acquisition proposal that is reasonably likely to interfere with or delay the completion of the merger; or

•	by Furmanite, if (i) its board of directors authorizes Furmanite to enter into an alternative acquisition agreement with respect to a superior proposal in accordance with the terms of its no solicitation obligations, (ii) concurrently with the termination of the merger agreement, Furmanite enters into an alternative acquisition agreement, and (iii) Furmanite concurrently pays to Team the termination fee (described below).

Termination Fee and Expense Reimbursement (see page 117)

Generally, all fees and expenses incurred in connection with the merger and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. However, the merger agreement provides that, upon termination of the merger agreement under certain circumstances, Furmanite may be obligated to pay Team a termination fee of $10 million or reimbursement of reasonable, documented, out-of-pocket expenses of up to $3 million and Team may be obligated to pay Furmanite a termination fee of $10 million or reimbursement of reasonable, documented, out-of-pocket expenses of up to $3 million. See the section entitled “The Merger Agreement—Termination Fee and Expense Reimbursement” beginning on page 117 for a more complete discussion of the circumstances under which termination fees and expense reimbursement will be required to be paid.

Listing, Delisting and Deregistration (see page 97)

It is a condition to the completion of the merger that the shares of Team common stock to be issued in the merger be approved for listing on the NYSE, subject to official notice of issuance. If the merger is completed, Furmanite common stock will cease to be traded or quoted on the NYSE and will subsequently be deregistered under the Exchange Act.

Material U.S. Federal Income Tax Consequences of the Merger (see page 120)

There are not expected to be any U.S. federal income tax consequences to holders of shares of Team common stock as a result of the merger. The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition of Furmanite’s obligation to complete the merger that it receive a written opinion from Wachtell, Lipton, Rosen & Katz, Furmanite’s outside legal counsel, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger so qualifies, holders of Furmanite common stock receiving shares of Team common stock in the merger generally will not recognize gain or loss as a result of the merger. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 120.

Comparison of Rights of Stockholders of Team and Furmanite (see page 123)

Furmanite stockholders receiving the merger consideration will have different rights once they become stockholders of Team due to differences between the governing corporate documents of Furmanite and the governing corporate documents of Team. These differences are described in detail in the section entitled “Comparison of Rights of Stockholders of Team and Furmanite” beginning on page 123.

SELECTED HISTORICAL FINANCIAL INFORMATION OF TEAM

The following table sets forth Team’s selected historical consolidated financial and other data for the periods ended and as of the dates indicated. The consolidated statements of operations for the fiscal years ended May 31, 2015, 2014 and 2013 and the consolidated balance sheet data as of May 31, 2015 and 2014 have been derived from Team’s audited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus. The consolidated statements of operations for the fiscal years ended May 31, 2012 and 2011 and the consolidated balance sheet data as of May 31, 2013, 2012 and 2011 have been derived from Team’s audited consolidated financial statements that are not incorporated by reference into this joint proxy statement/prospectus. The consolidated statements of operations for the six months ended November 30, 2015 and 2014 and the consolidated balance sheet data as of November 30, 2015 have been derived from Team’s unaudited condensed consolidated financial statements incorporated by reference into this joint proxy statement/prospectus. The consolidated balance sheet data as of November 30, 2014 has been derived from Team’s unaudited condensed consolidated financial statements that are not incorporated by reference into this joint proxy statement/prospectus. The data presented below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes contained in Team’s most recent Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the period ended November 30, 2015, incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 149 of this joint proxy statement/prospectus.

(Dollars in thousands, except per share data)

	Six Months Ended November 30,		Years Ended May 31,
	2015	2014	2015	2014	2013	2012	2011
	(unaudited)
Statements of Income Data:
Revenues	$503,553	$428,740	$842,047	$749,527	$714,311	$623,740	$508,020
Operating income (1)	$23,848	$40,499	$68,465	$53,421	$55,602	$56,497	$42,475
Net income available to Team stockholders (2)	$12,917	$24,397	$40,070	$29,855	$32,436	$32,911	$26,585
Net income per share
Basic	$0.62	$1.19	$1.95	$1.46	$1.61	$1.67	$1.38
Diluted	$0.60	$1.12	$1.85	$1.40	$1.53	$1.59	$1.32

Weighted-average shares outstanding
Basic	20,781	20,574	20,500	20,439	20,203	19,667	19,206
Diluted	21,427	21,828	21,651	21,285	21,166	20,660	20,083

Depreciation and amortization	$16,542	$11,164	$22,787	$21,468	$19,664	$17,469	$14,584
Share-based compensation	$2,965	$2,465	$4,838	$4,239	$3,931	$4,386	$4,993
Capital expenditures	$21,797	$11,425	$28,769	$33,016	$26,068	$23,924	$13,158

	As of November 30,		As of May 31,
	2015	2014	2015	2014	2013	2012	2011
	(unaudited)
Balance Sheet Data:
Total assets	$819,868	$533,703	$523,833	$484,941	$460,203	$403,788	$355,486
Long-term debt and other long-term liabilities	$382,748	$103,969	$97,234	$92,753	$95,209	$97,131	$86,299
Stockholders’ equity	$342,526	$340,454	$335,375	$317,045	$292,190	$245,001	$209,446
Working capital	$247,558	$210,280	$197,472	$173,671	$174,114	$157,019	$130,533
Non-controlling interest	$—	$5,857	$6,034	$5,678	$5,384	$5,097	$4,983

(1)	Includes $10.0 million of non-routine costs consisting of $0.5 million due to a revaluation of contingent consideration liability, $6.4 million in professional fees related primarily to costs associated with mergers and acquisitions activity, $1.1 million in intellectual property defense costs associated with Quest Integrity and $2.0 million of non-capitalized ERP implementation costs for the six months ended November 30, 2015. Includes $3.2 million in non-routine costs associated with $1.5 million in legal fees surrounding the defense of intellectual property associated with Quest Integrity, $0.7 million in acquisition costs, $0.4 million in a non-routine fixed asset writedown and $0.6 million in ERP implementation costs for the year ended May 31, 2015. Includes a $2.1 million gain on revaluation of contingent consideration for the year ended May 31, 2014. Includes $3.2 million of investigation costs associated with mechanical services operations in Trinidad during the year ended May 31, 2010.
(2)	Includes a $1.2 million impairment loss on Team’s Venezuelan operations after a lack of exchangeability in the Venezuelan currency during the year ended May 31, 2015. Includes a $4.0 million foreign currency loss associated with devaluation of the Venezuelan Bolivar during the year ended May 31, 2014. The year ended May 31, 2012 includes a $1.7 million charge to write-off development costs capitalized related to a planned new headquarters, manufacturing, equipment and training facility that was to have been constructed in Houston, Texas. Includes a $1.8 million tax charge for the year ended May 31, 2011 related to the correction of accounting errors relating to the effect of share-based compensation for tax provisions for fiscal years 2007-2010.

SELECTED HISTORICAL FINANCIAL INFORMATION OF FURMANITE

The following table sets forth Furmanite’s selected historical consolidated financial and other data for the periods ended and as of the dates indicated. The consolidated statements of income for the years ended December 31, 2014, 2013 and 2012 and the consolidated balance sheet data as of December 31, 2014 and 2013 have been derived from Furmanite’s audited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus. The consolidated statements of income for the years ended December 31, 2011 and 2010 and the consolidated balance sheet data as of December 31, 2012, 2011 and 2010 have been derived from Furmanite’s audited consolidated financial statements that are not incorporated by reference into this joint proxy statement/prospectus. The consolidated statements of income for the nine months ended September 30, 2015 and 2014 and the consolidated balance sheet data as of September 30, 2015 have been derived from Furmanite’s unaudited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus. The consolidated balance sheet data as of September 30, 2014 has been derived from Furmanite’s unaudited consolidated financial statements that are not incorporated by reference into this joint proxy statement/prospectus. The data presented below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes contained in Furmanite’s Current Report on Form 8-K filed on December 17, 2015 and its Quarterly Report on Form 10-Q for the period ended September 30, 2015, incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 150 of this joint proxy statement/prospectus.

(Dollars in thousands, except per share data)

	Nine Months Ended September 30,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(unaudited)
Statements of Income Data:
Revenues	$296,539	$307,305	$413,429	$390,217	$326,492	$316,207	$285,953
Total costs and expenses [1]	284,334	292,884	391,829	363,110	318,980	295,756	272,293

Operating income [1]	12,205	14,421	21,600	27,107	7,512	20,451	13,660
Interest expense, net of interest and other income	(2,265)	(1,785)	(1,895)	(1,952)	(1,342)	(1,143)	(394)

Income from continuing operations before income taxes	9,940	12,636	19,705	25,155	6,170	19,308	13,266
Income tax (expense) benefit [2]	(4,494)	(5,197)	(7,811)	(9,733)	(5,365)	4,662	(3,780)

Income from continuing operations [3]	5,446	7,439	11,894	15,422	805	23,970	9,486
Loss from discontinued operations, net of income tax [4]	(1,598)	(854)	(539)	(1,395)	—	—	—

Net income [3,4]	$3,848	$6,585	$11,355	$14,027	$805	$23,970	$9,486

Basic earnings (loss) per share:
Continuing operations	$0.14	$0.20	$0.31	$0.41	$0.02	$0.65	$0.26
Discontinued operations	$(0.04)	$(0.02)	$(0.01)	$(0.04)	$—	$—	$—
Net income	$0.10	$0.18	$0.30	$0.37	$0.02	$0.65	$0.26
Diluted earnings (loss) per share:
Continuing operations	$0.14	$0.19	$0.31	$0.41	$0.02	$0.64	$0.26
Discontinued operations	$(0.04)	$(0.02)	$(0.01)	$(0.04)	$—	$—	$—
Net income	$0.10	$0.17	$0.30	$0.37	$0.02	$0.64	$0.26

	As of September 30,		As of December 31,
	2015	2014	2014	2013	2012	2011	2010
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$47,130	$42,296	$33,753	$33,240	$33,185	$34,524	$37,170
Working capital	$159,877	$143,521	$146,623	$134,172	$106,854	$103,761	$88,181
Total assets	$284,444	$290,339	$284,171	$285,167	$231,628	$207,232	$182,101
Long-term debt, less current portion	$68,891	$61,990	$61,853	$63,196	$39,609	$31,051	$30,085
Stockholders’ equity	$144,956	$140,576	$142,464	$133,496	$119,079	$118,889	$98,088

(1)	Includes approximately $2.2 million of incremental professional fees and other costs associated with Furmanite’s 2015 Annual Meeting of Stockholders for the nine months ended September 30, 2015. Includes incremental compensation expense pursuant to the provisions of a retirement agreement with a Furmanite executive of approximately $0.9 million and $1.7 million for the nine months ended September 30, 2014 and the year ended December 31, 2014, respectively. Includes restructuring charges (reductions) of $(0.1) million, $(0.1) million, $3.6 million, $0.4 million and $5.7 million for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively, relocation charges of $1.6 million and $0.1 million for the years ended December 31, 2012 and 2011, respectively, and impairment charges of $0.4 million and $0.9 million for the years ended December 31, 2012 and 2011, respectively.
(2)	Includes a $7.7 million income tax benefit related to the reversal of a valuation allowance on domestic net deferred tax assets and a $1.2 million acquisition-related deferred tax benefit for the year ended December 31, 2011.
(3)	Includes approximately $1.3 million, net of tax, of incremental professional fees and other costs associated with Furmanite’s 2015 Annual Meeting of Stockholders for the nine months ended September 30, 2015. Includes incremental compensation expense pursuant to the provisions of a retirement agreement with a Furmanite executive of approximately $0.5 million and $1.0 million, net of tax, for the nine months ended September 30, 2014 and the year ended December 31, 2014, respectively. Includes restructuring (reductions) charges, net of tax of $(0.1) million, $(0.1) million, $3.4 million, $0.3 million, and $5.2 million, for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively. Includes relocation charges, net of tax, of $1.0 million and $0.1 million for the years ended December 31, 2012 and 2011, respectively, and impairment charges, net of tax, of $0.2 million and $0.9 million for the years ended December 31, 2012 and 2011, respectively.
(4)	Discontinued operations reflect the operations of the Furmanite Technical Solutions division (referred to as “FTS”), which was acquired in August 2013 and subsequently sold in September 2015. Loss from discontinued operations, net of income tax, includes direct costs associated with management transition and integration of FTS of approximately $0.3 million for the nine months ended September 30, 2014 and approximately $0.3 million and $0.4 million, net of tax, for the years ended December 31, 2014 and 2013, respectively.

SUMMARY UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following table shows summary unaudited pro forma condensed combined consolidated financial information (referred to as the “summary pro forma financial statements”) about the financial condition and results of operations of Team, after giving effect to the merger. The information under “Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations” (referred to as the “summary pro forma statement of operations”) gives effect to the merger as if it was consummated on June 1, 2014.

The summary pro forma statement of operations for the six months ended November 30, 2015 includes Furmanite’s results for the six months ended September 30, 2015. The summary pro forma statement of operations for the year ended May 31, 2015 includes Furmanite’s results for the twelve months ended June 30, 2015 and excludes discontinued operations. Team completed its acquisition of Qualspec Group LLC (referred to as “Qualspec”) effective July 7, 2015 (referred to as the “Qualspec acquisition date”). The summary pro forma statement of operations for the year ended May 31, 2015 includes Qualspec’s results for the twelve months ended March 31, 2015. The summary pro forma statement of operations for the six months ended November 30, 2015 includes Qualspec’s results for the period from June 1, 2015 through July 6, 2015. Qualspec’s results from July 7, 2015 through November 30, 2015 are included in Team’s historical results for the six months ended November 30, 2015. The summary pro forma statements of operations for the six months ended November 30, 2015 and year ended May 31, 2015, give effect to the Qualspec acquisition as if it was consummated on June 1, 2014.

The information under “Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet” (referred to as the “summary pro forma balance sheet”) gives effect to the merger as if it was consummated on November 30, 2015. Furmanite’s fiscal year ends December 31. The summary pro forma balance sheet as of November 30, 2015 includes Furmanite’s balance sheet as of September 30, 2015. Except as described in the notes to the Summary—Selected Historical Financial Information of Furmanite on page 26 of this joint proxy statement/prospectus, there were no significant transactions outside the ordinary course of business for Furmanite in the twelve months ended June 30, 2015 and the six months ended September 30, 2015. Team’s historical balance sheet as of November 30, 2015 contains the balances of Qualspec. Prior to its acquisition by Team, Qualspec’s fiscal year ended December 31. There were no significant transactions outside of the ordinary course of business for Qualspec in the two month period ended May 31, 2015.

On September 28, 2015, Furmanite, through its wholly owned subsidiary Furmanite America, Inc. (referred to as “Furmanite America”), closed an asset purchase agreement with Burrow Global, LLC (referred to as “Burrow Global”) under which Furmanite America agreed to sell to Burrow Global substantially all of the assets of the Furmanite’s FTS division of its Engineering & Project Solutions operating segment. Additionally, Burrow Global agreed to assume certain liabilities related to FTS. Furmanite received cash proceeds of $13.8 million, which is subject to adjustment based on final working capital balances, plus a one-year, 4% promissory note from Burrow Global for $0.6 million. As a result of the sale, the operating results, assets, and liabilities of Furmanite included in summary pro forma financial statements have been adjusted to exclude discontinued operations.

The summary pro forma financial statements have been presented for illustrative purposes only and do not reflect the impact of potential synergies, cost savings or other expected benefits of the merger. Therefore, the summary pro forma financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future consolidated results of operations or financial position of the combined company. In addition, the summary pro forma financial statements include adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes to the information presented. The following information is provided solely for the limited purpose of presenting what the results of operations and financial position of the combined businesses of Team and Furmanite may have been had the merger taken place at an earlier date based on the assumptions disclosed herein and therefore should not be relied upon for any other purpose. The summary pro forma financial statements have been derived from and should be read in conjunction with the consolidated financial statements and the related notes of both Team and Furmanite, incorporated herein by reference, and the more detailed unaudited pro forma condensed combined consolidated financial information, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 150 and “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” beginning on page 131.

SUMMARY UNAUDITED PROFORMA CONDENSED COMBINED CONSOLIDATED

FINANCIAL INFORMATION

(Dollars in thousands, except per share data)

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations data for the year ended May 31, 2015

	Historical (as presented)			Pro Forma Adjustments Qualspec	Pro Forma Adjustments Furmanite	Team Pro Forma
	Team	Qualspec	Furmanite
Revenues	$842,047	$170,425	$400,415	$—	$—	$1,412,887
Operating income (loss)	$68,465	$13,994	$18,699	$(1,563)	$(1,428)	$98,167
Income (loss) from continuing operations available to shareholders	$40,070	$(3,607)	$9,554	$6,561	$105	$52,683
Income from continuing operations per share
Basic	$1.95					$1.84
Diluted	$1.85					$1.75

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations data for the six months ended November 30, 2015

	Historical (as presented)			Pro Forma Adjustments Qualspec	Pro Forma Adjustments Furmanite	Team Pro Forma
	Team	Qualspec	Furmanite
Revenues	$503,553	$17,835	$201,510	$—	$—	$722,898
Operating income (loss)	$23,848	$1,463	$9,526	$3,493	$2,528	$40,858
Income (loss) from continuing operations available to shareholders	$12,917	$(16,049)	$4,868	$19,042	$2,936	$23,714
Income from continuing operations per share
Basic	$0.62					$0.82
Diluted	$0.60					$0.80

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet data as of November 30, 2015

	Historical (as presented)		Pro Forma Adjustments	Team Pro Forma
	Team	Furmanite
Total assets	$819,868	$284,444	$114,838	$1,219,150
Long-term debt and other long-term liabilities	$382,748	$91,054	$23,647	$497,449
Stockholders’ equity	$342,526	$144,956	$78,029	$565,511
Working capital	$247,558	$159,877	$(15,777)	$391,658

EQUIVALENT AND COMPARATIVE PER SHARE INFORMATION

The following table sets forth, for the six months ended November 30, 2015 and the year ended May 31, 2015, selected per share information for Team common stock on a historical and pro forma combined basis and, for the three and nine months ended September 30, 2015 and the year ended December 31, 2014, selected per share information for Furmanite common stock on a historical and pro forma equivalent basis. Except for the historical information as of and for the year ended May 31, 2015, in the case of Team, and December 31, 2014, in the case of Furmanite, the information in the table is unaudited. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. You should read the data with the historical consolidated financial statements and related notes of Team and Furmanite contained in Team’s Annual Report on Form 10-K for the year ended May 31, 2015, Furmanite’s Current Report on Form 8-K filed on December 17, 2015, Team’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2015, and Furmanite’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, all of which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 150.

The historical book value per share is computed by dividing total stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The Team pro forma combined income per share is computed using the methodology as described below in the section entitled “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” beginning on page 131. The Team pro forma combined book value per share is computed by dividing total combined Team and Furmanite pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period. The Furmanite unaudited pro forma equivalent per share financial information is computed by multiplying the Team unaudited pro forma combined per share amounts by the exchange ratio (0.215 shares of Team common stock for each share of Furmanite common stock).

	Team		Furmanite
	Historical	Pro Forma Combined	Pro Forma Equivalent
Income from continuing operations attributable to common stockholders per share—basic
Six months ended November 30, 2015	$0.62	$0.82	$0.18
Year ended May 31, 2015	$1.95	$1.84	$0.40
Income from continuing operations attributable to common stockholders per share—diluted
Six months ended November 30, 2015	$0.60	$0.80	$0.17
Year ended May 31, 2015	$1.85	$1.75	$0.38
Book value per common share
As of November 30, 2015	$16.09	$19.19	$4.13
As of May 31, 2015	$16.47

			Furmanite
			Historical
Income from continuing operations per share—basic (1)
Three months ended September 30, 2015			$0.04
Nine months ended September 30, 2015			$0.14
Year ended December 31, 2014			$0.31
Income from continuing operations per share—diluted (1)
Three months ended September 30, 2015			$0.04
Nine months ended September 30, 2015			$0.14
Year ended December 31, 2014			$0.31
Book value per common share
As of September 30, 2015			$3.83
As of December 31, 2014			$3.77

(1)	Team does not have any discontinued operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “creates” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Team’s and Furmanite’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. These forward-looking statements are subject to a number of factors, assumptions, risks and uncertainties which could cause Team’s, Furmanite’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. These factors, assumptions, risks and uncertainties include, but are not limited to: (1) Team’s or Furmanite’s stockholders may fail to approve the transactions contemplated herein, on the expected timeframe or at all; (2) conditions to the closing of the merger may not be satisfied, on the expected time frame or at all; (3) the merger may involve unexpected costs, liabilities or delays; (4) governmental approvals of the merger may not be obtained on the proposed terms or expected timeframe; (5) the terms of the proposed merger may need to be modified to satisfy such approvals or conditions; (6) the businesses of Team and Furmanite may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (7) the expected growth opportunities, costs savings, synergies or other benefits from the transaction may not be fully realized, if at all, or may take longer to realize than expected; (8) revenues following the transaction may be lower than expected as a result of losses of customers, employees or other reasons; (9) operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees, may be greater than expected; (10) reputational risks and the reaction of the companies’ customers to the transaction; (11) diversion of management time on the merger and merger-related issues, including integration activities; (12) customer acceptance of the combined company’s products and services; (13) the outcome of any legal proceeding relating to the merger; and (14) any changes in the strategy of Team, Furmanite or the anticipated strategy of the combined company. Additional factors that could cause Team’s and Furmanite’s results to differ materially from those described in the forward-looking statements can be found in Team’s and Furmanite’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC, which are available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Team, Furmanite, or the proposed merger or other matters and attributable to Team, Furmanite or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Team and Furmanite do not undertake any obligation to update any forward-looking statements, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

RISK FACTORS

In addition to the other information included or incorporated by reference in, and found in the annexes attached to, this joint proxy statement/prospectus, including the matters addressed under the section entitled “Cautionary Statement Regarding Forward-Looking Information” beginning on page 31 of this joint proxy statement/prospectus, Team stockholders should carefully consider the following risks before deciding whether to vote for approval of the issuance of the shares of Team common stock in connection with the merger and Furmanite stockholders should carefully consider the following risks before deciding whether to vote for adoption of the merger agreement. In addition, stockholders of Team and Furmanite should read and consider the risks associated with each of the businesses of Team and Furmanite because these risks will relate to the combined company. Descriptions of certain of these risks can be found in Team’s annual report on Form 10-K for the fiscal year ended May 31, 2015, and in Team’s quarterly report on Form 10-Q for the period ended November 30, 2015, each of which is incorporated by reference into this joint proxy statement/prospectus, and in Furmanite’s annual report on Form 10-K for the fiscal year ended December 31, 2014, and in Furmanite’s quarterly report on Form 10-Q for the period ended September 30, 2015, each of which is incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 150 of this joint proxy statement/prospectus.

Risks Relating To The Merger

The value of the merger consideration to be received by Furmanite stockholders will vary based on changes in the trading price of Team common stock, and will not be adjusted for changes in the trading price of Furmanite common stock or Team common stock. As a result, Furmanite stockholders and Team stockholders will not be certain of the value of the Team common stock to be issued to Furmanite stockholders or the value of the Furmanite common stock that Furmanite stockholders will be exchanging at the time they vote on the merger-related proposals.

Upon the closing of the merger, each share of Furmanite common stock will be converted into the right to receive 0.215 shares of Team common stock, with cash paid in lieu of fractional shares. This exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of either Team common stock or Furmanite common stock. Changes in the price of Team common stock prior to the effective date of the merger will affect the market value that Furmanite stockholders will receive upon completion of the merger. Accordingly, at the time of the Furmanite special meeting, Furmanite stockholders will not know or be able to calculate the actual market value of the merger consideration they would receive upon completion of the merger. Neither company is permitted to terminate the merger agreement or resolicit the vote of stockholders solely because of changes in the market price of either company’s stock. Stock price changes may result from a variety of factors (many of which are beyond the control of Team or Furmanite), including general market and economic conditions, changes in their respective businesses, operations and prospects, market assessments of the likelihood that the merger will be completed and regulatory considerations.

The price of Team common stock at the closing of the merger may vary from its price on the date of the merger agreement, on the date of this joint proxy statement/prospectus and on the date of each of the special meetings of Furmanite and Team. As a result, the market value represented by the exchange ratio will also vary. For example, based on the range of closing prices of Team common stock during the period from October 30, 2015, the last trading day before public announcement of the merger, through January [    ], 2016 the latest practicable date before the date of this joint proxy statement/prospectus, the exchange ratio represented a market value ranging from a low of $[        ] to a high of $[        ] for each share of Furmanite common stock.

The companies’ ability to complete the merger is subject to certain closing conditions including the receipt of antitrust clearance and other regulatory approvals from government entities, which may impose conditions that could have an adverse effect on Team or the combined company or could delay or cause Team or Furmanite to abandon the merger.

The merger is subject to certain conditions to closing, including the receipt of required regulatory approvals and the required approvals of Team stockholders and Furmanite stockholders. Team and Furmanite are unable to complete the merger until after the waiting period under the HSR Act expires or is terminated. The waiting period under the HSR Act expired at 11:59 p.m. on December 21, 2015. Neither Team nor Furmanite can provide any assurance that the companies will obtain any necessary clearance or that any required conditions imposed will not have a material adverse effect on the combined company following the merger. In addition, Team and Furmanite may terminate the merger agreement under certain circumstances even if the merger-related proposals are approved by Team and Furmanite stockholders, including, but not limited to, if the merger has not been completed on or before September 1, 2016. See “The Merger—Regulatory and Third-Party Approvals” beginning on page 96 and “Merger Agreement—Conditions to Completion of the Merger” beginning on page 114.

Failure to complete the merger could negatively impact the stock prices and the future business and financial results of Team and Furmanite.

If the merger is not completed, the ongoing businesses of Team and Furmanite may be adversely affected and Team and Furmanite will be subject to several risks, including being required under certain circumstances to pay a termination fee of $10 million and/or having to pay certain costs relating to the proposed merger, such as legal, accounting, financial advisor, filing, printing and mailing fees, in each case, without realizing any of the benefits of having the merger completed. In addition, if the merger is not completed, Team and/or Furmanite may experience negative reactions from the financial markets and from their respective customers and employees. Team and/or Furmanite could also be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Team or Furmanite to perform their respective obligations under the merger agreement. If the merger is not completed, Team and Furmanite cannot assure their respective stockholders that these risks will not materialize and will not materially affect the business, financial results and stock prices of Team or Furmanite.

If the merger is not completed, Team and Furmanite will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of Team and Furmanite has incurred substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, Team and Furmanite will have incurred these expenses without realizing any of the expected benefits of the merger.

Any delay in completing the merger may reduce or eliminate the expected benefits from the transaction.

In addition to the required regulatory clearance and the stockholder approvals, completion of the merger is subject to a number of other conditions beyond Team’s and Furmanite’s control that may prevent, delay or otherwise materially adversely affect the completion of the merger. Team and Furmanite cannot predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger could cause the combined company not to realize some or all of the synergies and other benefits that it expects to achieve if the merger is successfully completed within its expected time frame. Additionally, unexpected delays could further hinder the companies’ abilities to attract and retain personnel, due to the additional perceived uncertainty generated by such delays, which could adversely affect the business of the combined company.

The merger agreement contains provisions that limit Furmanite’s or Team’s ability to pursue alternatives to the merger, could discourage a potential competing acquirer of either Furmanite or Team from making a favorable alternative transaction proposal and, in certain circumstances, could require Furmanite or Team to pay a termination fee of $10 million to the other party.

The merger agreement restricts each of Team and Furmanite from, among other things, soliciting, initiating, or encouraging certain alternative acquisition proposals with any third party, or entering into such an alternative transaction, in each case subject to certain exceptions. Further, while each of the Team board or Furmanite board is permitted to withdraw or modify its recommendation of the merger proposal or the share issuance proposal, as applicable, under certain circumstances, the parties will still be required to submit the matter to a vote of their respective stockholders at the special meetings unless the merger agreement is terminated. In addition, the other party generally has an opportunity to offer or modify the terms of the merger and the merger agreement in response to any competing acquisition proposals that may be made before such board of directors may withdraw or modify its recommendation. Each of Team and Furmanite may terminate the merger agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including compliance with the provisions of the merger agreement restricting solicitation of alternative acquisition proposals and requiring payment of a termination fee of $10 million to the other party. See “The Merger Agreement—No Solicitation” beginning on page 108, “The Merger Agreement—Change in Board Recommendation” beginning on page 110, “The Merger Agreement—Termination” beginning on page 115 and “The Merger Agreement—Termination Fee and Expense Reimbursement” beginning on page 117.

These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Team or Furmanite from considering or proposing such an acquisition, even if this third party was willing to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the merger. Similarly, such a competing acquirer might propose a price lower than it might otherwise have been willing to offer because of the potential added expense of the termination fee that may become payable under certain circumstances under the merger agreement.

If the merger is not completed, the ongoing businesses of Team and Furmanite may be adversely affected. Under the merger agreement, either of Team or Furmanite could be required, under certain circumstances, to pay the other party the termination fee. If such a termination fee is payable, the payment of this fee could have material and adverse consequences to the financial condition and operations of the company making such payment. See “The Merger Agreement—Termination” beginning on page 115 and “The Merger Agreement—Termination Fee and Expense Reimbursement” beginning on page 117.

The pendency of the merger could adversely affect the respective business and operations of Team and Furmanite.

In connection with the pending merger, some customers, suppliers and other entities with whom Team or Furmanite have a business relationship may delay or defer decisions, which could negatively impact revenues, earnings and cash flows of Team or Furmanite, as well as the market price of Team common stock or Furmanite common stock, regardless of whether the merger is completed.

Team’s stock price may be negatively impacted by risks and conditions that apply to Team, which are different from the risks and conditions applicable to Furmanite.

Upon completion of the merger, Furmanite stockholders will become holders of Team common stock. The business and markets of Team and its subsidiaries and other companies it may acquire in the future are different from those of Furmanite. There is a risk that various factors, conditions and developments that would not affect the price of Furmanite common stock could negatively affect the price of Team common stock. Please see Team’s Annual Report on Form 10-K for the fiscal year ended May 31, 2015, as updated by any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed with the SEC, all of which are incorporated by reference in this joint proxy statement/prospectus, and the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31 for a summary of some of the key factors that might affect Team and the prices at which Team’s common stock may trade from time to time.

Furmanite stockholders will not be entitled to dissenters’ or appraisal rights in the merger.

Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under the DGCL, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of (a)-(c).

Because Furmanite common stock is listed on the NYSE, a national securities exchange, and is expected to continue to be so listed on the record date, and because the merger otherwise satisfies the foregoing requirements, holders of Furmanite common stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of Furmanite common stock.

Team’s executive officers and directors and Furmanite’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of Team’s or Furmanite’s stockholders generally.

Executive officers of Team and Furmanite negotiated the terms of the merger agreement. The Team board approved the merger agreement and the issuance of shares of Team common stock to Furmanite stockholders in connection with the merger and determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Team common stock to Furmanite stockholders in connection with the merger, are advisable and in the best interests of Team and its stockholders. The Furmanite board approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Furmanite and its stockholders. In considering these facts and the other information contained in this joint proxy statement/prospectus, you should be aware that Team’s executive officers and directors and Furmanite’s executive officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of Team’s or Furmanite’s stockholders. See the sections entitled “The Merger—Interests of the Directors and Executive Officers of Team” beginning on page 91 and “The Merger—Interests of the Directors and Executive Officers of Furmanite” beginning on page 91.

The unaudited pro forma condensed combined consolidated financial information included in this joint proxy statement/prospectus is preliminary, and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed combined financial statements in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what Team’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments to illustrate the effect of the merger had it been completed on the dates indicated, which are based upon preliminary estimates and assumptions that are subject to change. Team’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma condensed combined financial data included in this joint proxy statement/prospectus. The final allocation of the purchase price will be based upon the fair value of Team common stock and other consideration transferred and the fair values of the assets and liabilities of Furmanite, all determined as of the date of the completion of the merger. For more information see “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” beginning on page 131.

The fairness opinions obtained by the boards of directors of Team and Furmanite from their respective financial advisors will not reflect changes in circumstances between the date of the merger agreement and the completion of the merger.

Neither the Team board nor the Furmanite board has obtained an updated fairness opinion as of the date of this joint proxy statement/prospectus from Baird, Team’s financial advisor, or Lazard, Furmanite’s financial advisor.

Changes in the operations and prospects of Team or Furmanite, general market and economic conditions and other factors that may be beyond the control of Team and Furmanite, and on which the fairness opinions were based, may alter the value of Team or Furmanite or the price of Team common stock or Furmanite common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the dates of such opinions. Neither Baird nor Lazard is required to update its opinion for changes in assumptions or other events occurring subsequent to the date of such opinions. Further, neither Team nor Furmanite anticipates requesting any updated opinion from its financial advisor. The opinions are included as Annexes B and C, respectively, to this joint proxy statement/prospectus.

For a description of the opinion that the Team board received from its financial advisor and a summary of the material financial analyses it provided to the Team board of directors in connection with rendering such opinion, see the section entitled “The Merger—Opinion of Team’s Financial Advisor” beginning on page 67. For a description of the opinion that the Furmanite board received from its financial advisor and a summary of the material financial analyses it provided to the Furmanite board in connection with rendering such opinion, see the section entitled “The Merger—Opinion of Furmanite’s Financial Advisor” beginning on page 78.

For a description of the factors considered by the Team board of directors in determining to approve the merger agreement and the merger, see the section entitled “The Merger—Team’s Reasons for the Merger; Recommendation of the Team Board of Directors” beginning on page 61. For a description of the factors considered by the Furmanite board of directors in determining to approve the merger agreement and the merger, see the section entitled “The Merger—Furmanite’s Reasons for the Merger; Recommendation of the Furmanite Board of Directors” beginning on page 64.

Risk Factors Relating to the Combined Company Following the Merger

Following the merger, the combined company may be unable to successfully integrate the businesses of Team and Furmanite and realize the anticipated benefits of the merger.

The merger involves the combination of two companies which currently operate as independent public companies. The combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the merger if the integration process takes longer than expected, is more costly than expected or is otherwise not completed as anticipated. Potential difficulties the combined company may encounter in the integration process include the following:

•	the inability to successfully combine the businesses of Team and Furmanite in a manner that permits the combined company to achieve the cost savings and revenue synergies anticipated to result from the merger, which would result in the anticipated benefits of the merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	the loss of sales and/or customers to competitors or otherwise if certain customers of either of the two companies decide not to do business with the combined company due to uncertainties related to the merger, unanticipated impacts of integration activities or other factors;

•	complexities associated with managing the combined businesses including problems with the assimilation of new operations, sites or personnel which could disrupt operations, customer responsiveness and overall business;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the merger;

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations; and

•	the inability to maintain and increase competitive presence.

In addition, Team and Furmanite have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the diversion of each company’s management’s attention, the disruption or interruption of or the loss of momentum in, each company’s ongoing businesses, or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain relationships with customers, suppliers and employees or its ability to achieve the anticipated benefits of the merger, or could reduce the earnings or otherwise adversely affect the business and financial results of the combined company.

The market price of Team’s common stock may decline in the future as a result of the merger.

The market price of Team’s common stock may decline in the future as a result of the merger for a number of reasons, including the unsuccessful integration of Team and Furmanite (including for the reasons set forth in the preceding risk factor), the failure of Team to achieve the perceived benefits of the merger, including financial results, as rapidly as or to the extent anticipated by financial or industry analysts. These factors are, to some extent, beyond the control of Team.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees of Team and/or Furmanite which could adversely affect the future business and operations of the combined company following the merger.

Team and Furmanite are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the merger will depend in part upon its ability to retain key management personnel and other key employees of Team and Furmanite. Current and prospective employees of Team and Furmanite may experience uncertainty about their future roles with the combined company following the merger, which may materially adversely affect the ability of each of Team and Furmanite to attract and retain key personnel during the pendency of the merger. Accordingly, no assurance can be given that the combined company will be able to retain key management personnel and other key employees of Team and Furmanite. Further, the uncertainties associated with the merger and the related integration of the companies may make it more difficult to attract and retain suitable replacements of any departed key personnel.

Current Team and Furmanite stockholders will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over the combined company’s management.

Team stockholders currently have the right to vote in the election of Team’s board of directors and other matters affecting Team. Furmanite stockholders currently have the right to vote in the election of Furmanite’s board of directors and on other matters affecting Furmanite. Upon the completion of the merger, each Furmanite stockholder that receives shares of Team common stock will become a stockholder of Team with a percentage ownership of the combined company that is significantly lower than the stockholder’s percentage ownership in Furmanite prior to the completion of the merger. Correspondingly, each Team stockholder will remain a stockholder of Team with a percentage ownership of the combined company that is significantly lower than the stockholder’s percentage ownership in Team prior to the completion of the merger. As a result of these reduced ownership percentages, Team stockholders will have less influence on the management and policies of the combined company than they now have with respect to Team, and Furmanite stockholders will have less influence on the management and policies of the combined company than they now have with respect to Furmanite.

As a result of the merger, current Team and Furmanite stockholders will have less influence on the combined company’s management and policies then they now have on the management and policies of Team and Furmanite, respectively. It is expected that current Team stockholders will own 73% of the shares of Team common stock outstanding immediately following the completion of the merger and current Furmanite stockholders will own approximately 27% of the shares of Team common stock outstanding immediately following the completion of the merger.

The merger may not be accretive and may cause dilution to Team’s earnings per share, which may negatively affect the market price of Team common stock.

Team currently anticipates that the merger will be accretive to earnings per share in the fiscal year ending December 31, 2017. This expectation is based on preliminary estimates which may materially change, including the currently expected timing of the merger. Team could also encounter additional transaction-related costs or other factors such as a delay in the closing of the merger and/or the failure to realize any or all of the benefits anticipated in the merger. Any one of these factors could cause dilution to Team’s earnings per share or decrease or delay the expected accretive effect of the merger and cause a decrease in the market price of Team common stock.

The internal financial forecasts for Team and Furmanite included in this joint proxy statement/prospectus reflect management estimates and Team’s and Furmanite’s actual performance may differ materially from the internal financial forecasts included in this joint proxy statement/prospectus.

The internal financial forecasts for Team and Furmanite included in this joint proxy statement/prospectus are based on assumptions of, and information available to, Team and Furmanite, at the time such internal financial forecasts were prepared. Team and Furmanite do not know whether and to what extent, the assumptions made will prove to be correct. Any or all of such information may turn out to be inaccurate. Such information can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond Team’s or Furmanite’s control. Further, internal financial forecasts of this type are based on estimates and assumptions that are inherently subject to factors such as company performance, industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of Team and Furmanite, respectively, including the factors described under “Risk Factors” beginning on page 32 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31, which factors and changes may cause the internal financial forecasts or the underlying assumptions to be inaccurate. As a result of these contingencies, there can be no assurance that the internal financial forecasts of Team or Furmanite will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the inclusion of the internal financial forecasts of Team and Furmanite in this joint proxy statement/prospectus should not be regarded as an indication that the board of directors of Furmanite or Team, Furmanite, Team, Merger Sub, Lazard, Baird, or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The internal financial forecasts were prepared for internal use and to assist Furmanite and Team with their respective due diligence investigations and their financial advisors with their respective financial analyses. The internal financial forecasts were not prepared with a view toward public disclosure or toward compliance with

GAAP, published rules or guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furmanite’s and Team’s respective independent registered public accounting firms have neither examined, compiled nor performed any procedures with respect to the internal financial forecasts.

In addition, the internal financial forecasts have not been updated or revised to reflect information or results after the date the internal financial forecasts were prepared or as of the date of this joint proxy statement/prospectus. Except as required by applicable securities laws, neither Team nor Furmanite intends to update or otherwise revise its internal financial forecasts or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error. For more information see the sections entitled “The Merger—Team Selected Unaudited Prospective Financial Information” beginning on page 75 and “The Merger—Furmanite Selected Unaudited Prospective Financial Information” beginning on page 87.

Team’s future results will suffer if the combined company does not effectively manage its expanded operations following the merger.

Following the merger, the size of the business of the combined company will increase significantly beyond the current size of either Team’s or Furmanite’s current business. In addition, the combined company may continue to expand its operations through additional acquisitions or other strategic transactions. Team’s future success depends, in part, upon its ability to manage its expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected economies of scale, cost savings, revenue synergies and other benefits currently anticipated from the merger or anticipated from any additional acquisitions or strategic transactions.

The shares of Team common stock to be received by Furmanite stockholders as a result of the merger will have different rights from the shares of Furmanite common stock currently held by Furmanite stockholders.

Upon completion of the merger, Furmanite stockholders will become Team stockholders although their rights as stockholders will continue to be governed by the DGCL, they will also be governed by Team’s Amended and Restated Certificate of Incorporation, as amended, and Team’s Amended and Restated Bylaws. The rights associated with Team common stock are different from the rights associated with Furmanite common stock. See the section entitled “Comparison of Rights of Stockholders of Team and Furmanite” beginning on page 123 for a discussion of the different rights associated with Team common stock.

Other Risk Factors of Team and Furmanite

You should read and consider risk factors specific to Team’s and Furmanite’s businesses that will also affect the combined company after the completion of the merger. Team’s and Furmanite’s businesses are and will be subject to the risks described above. In addition, Team and Furmanite are, and will continue to be, subject to the risks described in Team’s Annual Report on Form 10-K for the fiscal year ended May 31, 2015 and Furmanite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, respectively, as, in each case, updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are, or will be, filed with the SEC and are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 150 for the location of information incorporated by reference in this joint proxy statement/prospectus.

THE COMPANIES

TEAM, INC.

13131 Dairy Ashford, Suite 600

Sugar Land, TX 77478

Phone: (281) 388-5541

Headquartered near Houston, Texas, Team Inc., a Delaware corporation, was originally incorporated in Texas in 1973. Team is a leading provider of specialty industrial services, including inspection and assessment, required in maintaining and installing high-temperature and high-pressure piping systems and vessels that are utilized extensively in the refining, petrochemical, power, pipeline and other heavy industries. Team offers these services in over 125 locations throughout the world.

Team’s common stock is traded on the NYSE under the ticker symbol “TISI.”

Additional information about Team and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 150 of this joint proxy statement/prospectus.

TFA, INC.

13131 Dairy Ashford, Suite 600

Sugar Land, TX 77478

Phone: (281) 388-5541

TFA, Inc., a wholly owned subsidiary of Team (referred to as “Merger Sub”), is a Delaware corporation that was formed on October 9, 2015, for the purpose of effecting the merger. Upon completion of the merger, Merger Sub will be merged with and into Furmanite, with Furmanite surviving as a wholly owned subsidiary of Team. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement in connection with the merger.

FURMANITE CORPORATION

10370 Richmond Avenue, Suite 600

Houston, TX 77042

Phone: (713) 634-7777

Furmanite Corporation, a Delaware corporation, was incorporated in Delaware on January 23, 1953.

Furmanite conducts business under two operating segments: 1) Technical Services and 2) Engineering & Project Solutions. Technical Services provides specialized technical services, including on-line, off-line and other services. On-line services include leak sealing, hot tapping, line stopping, line isolation, composite repair, valve testing and certain non-destructive testing and inspection services, while off-line services include on-site machining, heat treatment, bolting, valve repair and other non-destructive testing and inspection services. Other services include SmartShimTM services, concrete repair, engineering services, valves and other products and manufacturing. These services and products are provided primarily to electric power generating plants, the petroleum industry, which includes refineries and off-shore drilling rigs, chemical plants and other process industries in North America, South America, Europe, the Middle East and Africa and Asia-Pacific through a wholly owned subsidiary of Furmanite, Furmanite Worldwide, Inc., and its domestic and international subsidiaries and affiliates.

Engineering & Project Solutions provides process management inspection services to contractors and operators participating primarily in the midstream oil and gas market, substantially all of which are in the Americas. A wide range of inspection services are offered, including, mechanical integrity, quality assurance and regulatory compliance services for pipelines and other capital, turnaround, maintenance and mechanical integrity projects.

Furmanite common stock is traded on the NYSE under the symbol “FRM.”

Furmanite’s principal executive offices are located at 10370 Richmond Avenue, Suite 600, Houston, TX 77042 and Furmanite’s telephone number is (713) 634-7777. Furmanite’s website can be accessed at www.furmanite.com. Information contained in Furmanite’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus.

Additional information about Furmanite and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 150 of this joint proxy statement/prospectus.

THE TEAM SPECIAL MEETING

Date, Time and Place

The Team special meeting is scheduled to be held on February 25, 2016, beginning at 9:00 a.m. Central Standard Time, at 13131 Dairy Ashford, Sugar Land, Texas 77478.

Matters to be Considered

At the Team special meeting, Team stockholders will be asked to consider and vote on the following matters:

•	a proposal to approve the issuance of shares of Team common stock in connection with the merger of Merger Sub, with and into Furmanite, with Furmanite surviving as a wholly owned subsidiary of Team, as contemplated by the merger agreement (referred to as the “share issuance proposal”);

•	a proposal to approve the adjournment of the Team special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal (referred to as the “Team adjournment proposal”); and

•	such other business as may properly come before the Team special meeting.

Recommendation of the Board

The Team board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, and recommends that you vote “FOR” the share issuance proposal and “FOR” the Team adjournment proposal.

Stockholders Entitled to Vote

Holders of record of Team common stock at the close of business on January 14, 2016 the record date for the Team special meeting, will be entitled to notice of, and to vote at, the Team special meeting or any postponements or adjournments thereof. A list of stockholders eligible to vote at the Team special meeting will be available for inspection at the special meeting and at the offices of Team in Sugar Land, Texas, during regular business hours for a period of no less than ten (10) days prior to the special meeting. You are entitled to one vote for each share of Team common stock that you owned as of the close of business on the record date.

As of the record date, there were 21,837,544 shares of Team common stock outstanding and entitled to vote at the Team special meeting, approximately 1,066,723 of which were held by directors and executive officers of Team. Team currently expects that Team’s directors and executive officers will vote their shares in favor of each of the proposals to be presented at the Team special meeting, although none of them has entered into any agreements obligating him or her to do so.

Approval of the share issuance proposal and the Team adjournment proposal each require the affirmative vote of the holders of a majority of the votes cast on the matter at the Team special meeting.

Your vote is important. Whether or not you expect to attend the Team special meeting in person, we urge you to vote your shares as promptly as possible. You can vote your shares by completing and returning a proxy card. Most stockholders can also vote over the Internet or by telephone. If Internet and telephone voting are available to you, you can find voting instructions in the materials accompanying the joint proxy statement/prospectus. You can revoke a proxy at any time prior to its exercise at the Team special meeting by following the instructions described below.

Vote Required for Approval

Quorum

A quorum of Team stockholders will be present at the Team special meeting if holders of a majority of Team stock issued and outstanding and entitled to vote thereat are present in person or represented by proxy.

Shares will be counted towards such quorum only if they have been submitted by a valid proxy (or one is submitted on the stockholder’s behalf by his or her bank or broker) or if the stockholder votes in person at the Team special meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairman of the Team special meeting or holders of a majority of the votes present at the Team special meeting may adjourn the Team special meeting to another time or date. If a stockholder does not vote, it will be more difficult for Team to obtain the necessary quorum to approve the proposals to be considered by Team stockholders at the Team special meeting. Shares of Team common stock held in treasury will not be included in the calculation of the number of shares of Team common stock represented at the meeting for purposes of determining whether a quorum is present.

Required Vote

Assuming a quorum of Team stockholders are present at the Team special meeting, with respect to each proposal separately, an affirmative vote of the majority of shares present in person or represented by proxy at the Team special meeting are required to approve the share issuance proposal and the Team adjournment proposal. Thus, the failure to submit a proxy card or vote in person, by telephone, or through the Internet, will have no effect on each applicable proposal; however any abstentions or the failure to instruct your bank or broker how to vote if you hold your shares in “street name” with respect to any of these proposals will have the effect of a vote against each applicable proposal.

Effect of Not Voting, Withheld Votes and Abstentions

If you are a Team stockholder and fail to vote, fail to instruct your broker, bank or nominee to vote, or abstain from voting, it will have the same effect as a vote against the share issuance proposal and the adjournment proposal, assuming a quorum is present.

Voting in Person

If you plan to attend the Team special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name”, and you wish to vote at the special meeting, you must bring to the special meeting a “legal proxy” executed in your favor from the record holder (your broker, bank, trust company or other nominee) of the shares authorizing you to vote at the special meeting.

In addition, if you are a registered stockholder, please be prepared to provide proper identification, such as a driver’s license or passport. If you hold your shares in “street name”, you will need to provide proof of ownership, such as a recent account statement or letter from your broker, bank, trust company or other nominee proving ownership on the Team record date, along with proper identification. Stockholders will not be allowed to use cameras, recording devices and other similar electronic devices at the meeting.

Voting of Proxies

A proxy card is enclosed for your use. Team requests that you mark, sign and date the accompanying proxy and return it promptly in the enclosed postage-paid envelope. You may also vote your shares by telephone or through the Internet. Information and applicable deadlines for voting by telephone or through the Internet are set forth below and on the enclosed proxy card.

By Internet or telephone and mail:

•	By Internet. You may authorize a proxy to vote your shares via the Internet by going to the website address found on your proxy card (www.investorvote.com) and following the instructions provided. Internet proxy authorization is available 24 hours per day until 10:59 p.m., Central Standard Time, on February 24, 2016. Please have your proxy card/voting instruction form available when you access www.investorvote.com. You will be given the opportunity to confirm that your voting instructions have been properly submitted. If you are a beneficial owner, your broker may provide additional instructions to you regarding voting your shares through the Internet. IF YOU AUTHORIZE A PROXY TO VOTE VIA THE INTERNET, YOU DO NOT NEED TO RETURN YOUR PROXY CARD.

•	By Telephone. You also have the option to authorize a proxy to vote your shares by telephone by calling the toll-free number listed on your proxy card (1-800-652-VOTE (8683)). Telephone proxy authorization is available 24 hours per day until 10:59 p.m., Central Standard Time, on February 24, 2016. When you call, please have your proxy card/voting instruction form in hand, and you will receive a series of voice instructions which will allow you to authorize a proxy to vote your Furmanite common stock. You will be given the opportunity to confirm that your instructions have been properly recorded. If you are a beneficial owner, your broker may provide additional instructions to you regarding voting your shares by telephone. IF YOU AUTHORIZE A PROXY TO VOTE BY TELEPHONE, YOU DO NOT NEED TO RETURN YOUR PROXY CARD.

When the accompanying proxy is returned properly executed, the shares of Team common stock represented by it will be voted at the Team special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If a proxy is returned without an indication as to how the shares of Team common stock represented are to be voted with regard to a particular proposal, the Team common stock represented by the proxy will be voted in favor of each such proposal. At the date hereof, management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related Team proxy card other than the matters set forth in Team’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the Team special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please mark, sign, date and return the enclosed proxy card whether or not you plan to attend the Team special meeting in person.

Shares Held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to Team or by voting in person at your special meeting unless you provide a “legal proxy”, which you must obtain from your bank or broker. Further, brokers who hold shares of Team common stock on behalf of their customers may not give a proxy to Team to vote those shares without specific instructions from their customers.

If you are a Team stockholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares, which will have the same effect as a vote against the proposals to be considered at the Team special meeting.

Solicitation of Proxies

Team is paying the costs of printing, mailing and distributing this joint proxy statement/prospectus to its stockholders, as well as the costs of the proxy solicitation on behalf of the Team board of directors. Team will provide copies of this joint proxy statement/prospectus to banks, brokerage houses, fiduciaries and custodians holding, in their names, shares of Team’s common stock beneficially owned by others so that they may forward this joint proxy statement/prospectus to the beneficial owners. After this joint proxy statement/prospectus becomes available to stockholders, proxies may be solicited by directors, officers and employees of Team and its subsidiaries personally, by telephone, facsimile, email or otherwise. Such persons will not receive any fees or other compensation for such solicitation. Team has retained Georgeson Inc. for a fee not expected to exceed $8,600 plus expense reimbursement to assist in proxy solicitation activities associated with the Team special meeting. In addition, Team will reimburse brokers, custodians, nominees and other persons holding shares for others for their reasonable expenses in sending proxy materials to the beneficial owners of such shares and in obtaining their proxies.

How Proxies are Counted

All shares represented by properly executed proxies received in time for the Team special meeting will be voted at the meeting in the manner specified by the stockholder giving those proxies. Properly executed proxies that do not contain voting instructions with respect to the share issuance proposal or the Team adjournment proposal will be voted “FOR” that proposal.

Revocability of Proxies

If you are a holder of record of Team common stock on the record date for the Team special meeting, you have the power to revoke your proxy at any time before your proxy is voted at the Team special meeting. You can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can submit a new, valid proxy card bearing a later date; or

•	you can attend the Team special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose the first method, your notice of revocation must be received by the Secretary of Team at Attn: Corporate Secretary, Team, Inc., 13131 Dairy Ashford, Suite 600, Sugar Land, TX 77478 no later than the beginning of the Team special meeting. If you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording a different vote using the telephone or Internet, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote.

If your Team shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

Once voting on a particular matter is completed at the Team special meeting, a Team stockholder will not be able to revoke its proxy or change its vote as to that matter.

Adjournments

If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Dissenters’ Rights

Under the DGCL, no dissenters’ or appraisal rights will be available with respect to the merger or the other transactions contemplated by the merger agreement.

TEAM PROPOSAL 1.

THE MERGER AGREEMENT AND THE MERGER

As discussed elsewhere in this joint proxy statement/prospectus, Team stockholders are being asked to consider and vote to approve the issuance of shares of Team common stock in connection with the merger as contemplated by the merger agreement. As discussed in the section entitled “The Merger—Team’s Reasons for the Merger; Recommendation of the Team Board of Directors” beginning on page 61 of this joint proxy statement/prospectus, the Team board of directors, after careful consideration, unanimously approved the merger agreement and the merger and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interests of Team and its stockholders. Team stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger, including the information incorporated by reference into this joint proxy statement/prospectus. Team stockholders are also directed to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Required Vote

Assuming a quorum of Team stockholders are present at the Team special meeting, the share issuance proposal requires the affirmative vote of the majority of shares present in person or represented by proxy at the Team special meeting. If you are a Team stockholder and fail to vote, fail to instruct your broker, bank or nominee to vote, or abstain from voting, it will have the same effect as a vote against the share issuance proposal.

The Team board of directors unanimously recommends a vote “FOR” the share issuance proposal.

TEAM PROPOSAL 2.

POSSIBLE ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES, IF NECESSARY OR APPROPRIATE

Team stockholders are being asked to approve the adjournment of the Team special meeting, if necessary or appropriate, to solicit additional proxies in favor of the share issuance proposal if there are insufficient votes at the time of such adjournment to approve such proposal.

If, at the Team special meeting, the number of shares of Team common stock present or represented and voting in favor of the share issuance proposal is insufficient to approve the share issuance proposal, Team may move to adjourn the Team special meeting in order to enable the Team board of directors to solicit additional proxies for approval of such proposal.

Team is asking its stockholders to authorize the holder of any proxy solicited by the Team board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Furmanite special meeting to another time and place for the purpose of soliciting additional proxies. If the Team stockholders approve this proposal, Team could adjourn the Team special meeting and any adjourned session of the Team special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Team stockholders who have previously voted.

Required Vote

The Team adjournment proposal requires the affirmative vote of a majority of the votes cast on the matter by the holders of shares of Team common stock represented, in person or by proxy, at the Team special meeting at which a quorum is present.

THE FURMANITE SPECIAL MEETING

Date, Time and Place

The Furmanite special meeting is scheduled to be held on February 25, 2016, beginning at 9:00 a.m., Central Standard Time, at 10370 Richmond Avenue, Suite 600, Houston, Texas 77042, for the purpose of considering and voting on the following matters:

Matters to be Considered

At the Furmanite special meeting, Furmanite stockholders will be asked to consider and vote on the following matters:

•	a proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement (referred to as the “merger proposal”);

•	a proposal to approve on an advisory (non-binding) basis the compensation that has been paid, or may be paid or become payable, to Furmanite named executive officers and that is based on or otherwise relates to the merger agreement and merger (referred to as the “compensation proposal”);

•	a proposal to approve the adjournment of the Furmanite special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the transactions contemplated by the merger agreement (referred to as the “Furmanite adjournment proposal”); and

•	such other business as may properly come before the Furmanite special meeting.

Board Recommendation

The Furmanite board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of the Furmanite stockholders and unanimously approved the merger agreement. The Furmanite board of directors unanimously recommends that the Furmanite stockholders vote “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the Furmanite adjournment proposal.

Stockholders Entitled to Vote

Holders of record of Furmanite common stock at the close of business on January 14, 2016 the record date fixed by the Furmanite board of directors for the Furmanite special meeting, will be entitled to notice of, and to vote at, the Furmanite special meeting or any postponements or adjournments thereof. You are entitled to one vote for each share of Furmanite common stock that you owned on the record date.

On the record date, there were 38,023,593 shares of Furmanite common stock outstanding and entitled to vote at the Furmanite special meeting.

On the record date, approximately 5.4% of the outstanding Furmanite common stock were held by Furmanite directors and executive officers and their respective affiliates. Furmanite currently expects that the directors and executive officers of Furmanite will vote their shares in favor of each of the proposals to be presented at the Furmanite special meeting, although none of them has entered into any agreements obligating him or her to do so.

Vote Required for Approval

Quorum

Stockholders who hold a majority of the total number of shares of Furmanite common stock issued and outstanding on the record date must be present or represented by proxy to constitute a quorum at the Furmanite special meeting. All Furmanite common stock represented at the Furmanite special meeting, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum at the Furmanite special meeting.

Required Vote

Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Furmanite common stock. Approval of each of the compensation proposal and the Furmanite adjournment proposal requires the affirmative vote of a majority of the votes cast on the matter by the holders of shares of Furmanite common stock represented, in person or by proxy, at the Furmanite special meeting.

Effect of Not Voting, Withheld Votes and Abstentions

If you are a Furmanite stockholder and fail to vote, fail to instruct your broker, bank or nominee to vote, or abstain from voting, it will have the same effect as a vote against the merger proposal and will have no effect on the compensation proposal or the Furmanite adjournment proposal, assuming a quorum is present.

Voting in Person

If you plan to attend the Furmanite special meeting and wish to vote in person, you may vote by ballot at the Furmanite special meeting. Please note, however, that if your Furmanite shares are held in “street name,” and you wish to vote at the Furmanite special meeting, you must bring to the Furmanite special meeting a “legal proxy” executed in your favor from the record holder (your broker, bank, trust company or other nominee) of the Furmanite shares authorizing you to vote at the Furmanite special meeting.

In addition, you may be asked to present valid photo identification, such as a driver’s license or passport, before being admitted to the Furmanite special meeting. If you hold your Furmanite shares in “street name,” you also may be asked to present proof of ownership to be admitted to the Furmanite special meeting. A brokerage statement or letter from your broker, bank, trust company or other nominee proving ownership of the Furmanite shares on the record date for the Furmanite special meeting are examples of proof of ownership. Furmanite stockholders will not be allowed to use cameras, recording devices and other similar electronic devices at the Furmanite special meeting.

Voting of Proxies

A proxy card is enclosed for your use. Furmanite requests that you sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope. You may also vote your shares by telephone or through the Internet. Information and applicable deadlines for voting by telephone or through the Internet are set forth below and on the enclosed proxy card.

By Internet or telephone and mail:

•	By Internet. You may authorize a proxy to vote your shares via the Internet by going to the website address found on your proxy card (www.proxyvote.com) and following the instructions provided. Internet proxy authorization is available 24 hours per day until 10:59 p.m., Central Standard Time, on February 24, 2016. Please have your proxy card/voting instruction form available when you access www.proxyvote.com. You will be given the opportunity to confirm that your voting instructions have been properly submitted. If you are a beneficial owner, your broker may provide additional instructions to you regarding voting your shares through the Internet. IF YOU AUTHORIZE A PROXY TO VOTE VIA THE INTERNET, YOU DO NOT NEED TO RETURN YOUR PROXY CARD.

•

By Telephone. You also have the option to authorize a proxy to vote your shares by telephone by calling the toll-free number listed on your proxy card (1-800-690-6903). Telephone proxy authorization is available 24 hours per day until 10:59 p.m., Central Standard Time, on February 24, 2016. When you

call, please have your proxy card/voting instruction form in hand, and you will receive a series of voice instructions which will allow you to authorize a proxy to vote your Furmanite common stock. You will be given the opportunity to confirm that your instructions have been properly recorded. If you are a beneficial owner, your broker may provide additional instructions to you regarding voting your shares by telephone. IF YOU AUTHORIZE A PROXY TO VOTE BY TELEPHONE, YOU DO NOT NEED TO RETURN YOUR PROXY CARD.

When the accompanying proxy is returned properly executed, the Furmanite common stock represented by it will be voted at the Furmanite special meeting or any postponement or adjournment thereof in accordance with the instructions contained in the proxy.

If a proxy is returned without an indication as to how the Furmanite common stock represented by the proxy are to be voted with regard to a particular proposal, the Furmanite common stock represented by the proxy will be voted in favor of each such proposal. At the date hereof, the management of Furmanite has no knowledge of any business that will be presented for consideration at the Furmanite special meeting and which would be required to be set forth in this joint proxy statement/prospectus other than the matters set forth in the accompanying Notice of Special Meeting of Stockholders of Furmanite. If any other matter is properly presented at the Furmanite special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the Furmanite special meeting in person.

Shares Held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Furmanite or by voting in person at the Furmanite special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or nominee. Further, brokers, banks and nominees who hold Furmanite common stock on behalf of their customers may not give a proxy to Furmanite to vote those shares without specific instructions from their customers.

If you are a Furmanite stockholder and you do not instruct your broker, bank or nominee to vote, your broker, bank or nominee may not vote those shares, and it will have the same effect as a vote against the proposals to be considered at the Furmanite special meeting.

Solicitation of Proxies

Furmanite is paying the costs of printing, mailing and distributing this joint proxy statement/prospectus to its stockholders, as well as the costs of the proxy solicitation on behalf of the Furmanite board of directors. Furmanite will provide copies of this joint proxy statement/prospectus to banks, brokerage houses, fiduciaries and custodians holding, in their names, shares of Furmanite’s common stock beneficially owned by others so that they may forward this joint proxy statement/prospectus to the beneficial owners. After this joint proxy statement/prospectus becomes available to stockholders, proxies may be solicited by directors, officers and employees of Furmanite and its subsidiaries personally, by telephone, facsimile, email or otherwise. Such persons will not receive any fees or other compensation for such solicitation. Furmanite has retained D.F. King & Co., Inc. for a fee not expected to exceed $8,500, plus expense reimbursement to assist in proxy solicitation activities associated with the Furmanite special meeting. In addition, Furmanite will reimburse brokers, custodians, nominees and other persons holding shares for others for their reasonable expenses in sending proxy materials to the beneficial owners of such shares and in obtaining their proxies.

Revocability of Proxies

If you are a holder of record of Furmanite common stock on the record date for the Furmanite special meeting, you have the power to revoke your proxy at any time before your proxy is voted at the Furmanite special meeting. You can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can submit a new, valid proxy card bearing a later date; or

•	you can attend the Furmanite special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose the first method, your notice of revocation must be received by the Secretary of Furmanite at Attn: Corporate Secretary, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, Texas 77042 no later than the beginning of the Furmanite special meeting. If you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording a different vote using the telephone or Internet, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote.

If your Furmanite shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

Once voting on a particular matter is completed at the Furmanite special meeting, a Furmanite stockholder will not be able to revoke its proxy or change its vote as to that matter.

Adjournments

If less than a quorum shall be in attendance at the time for which the Furmanite special meeting shall have been called, the meeting may, after the lapse of at least half an hour, be adjourned from time to time by vote of the stockholders holding a majority of the issued and outstanding shares of the capital stock of Furmanite entitled to vote who are present in person or by proxy at such meeting, for a period not exceeding one month for any one adjournment, without any notice or call other than by announcement at the meeting of the time and place of the holding of the adjourned meeting, until a quorum shall attend. Any meeting or adjournment thereof at which a quorum is present may also be adjourned by a like majority vote, for such time without notice or call, or upon such notice or call as may be determined by such majority vote. At any adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted if the Furmanite special meeting had been held as originally called.

Dissenters’ Rights

Under the DGCL, no dissenters’ or appraisal rights will be available with respect to the merger or the other transactions contemplated by the merger agreement.

FURMANITE PROPOSAL 1.

THE MERGER AGREEMENT AND THE MERGER

Furmanite is asking its stockholders to adopt the merger agreement and approve the transactions contemplated by the merger agreement. For a detailed discussion of the terms and conditions of the merger, see the section entitled “The Merger Agreement” beginning on page 98 of this joint proxy statement/prospectus. As discussed in the section entitled “The Merger—Furmanite’s Reasons for the Merger; Recommendation of the Furmanite Board of Directors” beginning on page 64 of this joint proxy statement/prospectus, the Furmanite board of directors, after careful consideration, unanimously approved the merger agreement and the merger and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interests of Furmanite and its stockholders.

Required Vote

The merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Furmanite common stock. If you are a Furmanite stockholder and fail to vote, fail to instruct your broker, bank or nominee to vote, or abstain from voting, it will have the same effect as a vote against the merger proposal.

The Furmanite board of directors unanimously recommends that Furmanite stockholders vote “FOR” the approval of the merger proposal.

FURMANITE PROPOSAL 2.

ADVISORY VOTE TO APPROVE MERGER-RELATED COMPENSATION FOR FURMANITE NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Furmanite is providing its stockholders with a separate advisory (non-binding) vote to approve the compensation that has been paid, or may be paid or become payable, to Furmanite named executive officers and that is based on or otherwise relates to the merger agreement and merger, as described in the table in the section entitled “Interests of the Directors and Executive Officers of Furmanite—Quantification of Potential Payments and Benefits to Furmanite’s Named Executive Officers in Connection with the Merger”, including the footnotes to the table and related narrative discussion.

Stockholders are being asked to approve the following resolution on an advisory (non-binding) basis:

“RESOLVED, that the compensation that has been paid, or may be paid or become payable, to Furmanite’s named executive officers in connection with the merger, and the agreement or understandings pursuant to which such compensation has been paid, or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section entitled “Interests of the Directors and Executive Officers of Furmanite—Quantification of Potential Payments and Benefits to Furmanite’s Named Executive Officers in Connection with the Merger”, including the footnotes to the table and the related narrative discussion, is hereby APPROVED.”

The vote on the compensation proposal is advisory in nature and, therefore, is not binding on Furmanite or on Team or the boards of directors or the compensation committees of Furmanite or Team, regardless of whether the merger proposal is approved.

Approval of this advisory (non-binding) proposal is not a condition to completion of the merger. Certain merger-related retirement compensation has already been paid or will become payable to Mr. Joseph E. Milliron, a Furmanite director and Furmanite’s former president and chief executive officer, regardless of whether or not the merger is completed. Additionally, if the merger is completed, certain merger-related compensation will be paid or will become payable to Furmanite’s other named executive officers to the extent required by the terms of their compensation agreements and arrangements, with certain of these payments contingent upon whether a qualifying termination, as defined on page 93, occurs. The outcome of this advisory (non-binding) vote will have no effect on Furmanite’s or Team’s obligations to make these payments even if Furmanite stockholders do not approve, by advisory (non-binding) vote, this proposal.

The vote on the compensation proposal is separate from the vote to adopt the merger agreement. You may vote “AGAINST” the compensation proposal and “FOR” approval of the merger proposal and vice versa. You also may abstain from this proposal and vote on the merger proposal and vice versa.

Required Vote

The compensation proposal requires the affirmative vote of a majority of the votes cast on the matter by the holders of shares of Furmanite common stock represented, in person or by proxy, at the Furmanite special meeting at which a quorum is present; however, such vote is non-binding and advisory only.

The Furmanite board of directors unanimously recommends that Furmanite stockholders vote “FOR” the approval of the compensation proposal.

FURMANITE PROPOSAL 3.

POSSIBLE ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES, IF NECESSARY OR APPROPRIATE

Furmanite stockholders are being asked to approve the adjournment of the Furmanite special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal if there are insufficient votes at the time of such adjournment to approve such proposal.

If, at the Furmanite special meeting, the number of shares of Furmanite common stock present or represented and voting in favor of the merger proposal is insufficient to approve the merger proposal, Furmanite may move to adjourn the Furmanite special meeting in order to enable the Furmanite board of directors to solicit additional proxies for approval of such proposal.

Furmanite is asking its stockholders to authorize the holder of any proxy solicited by the Furmanite board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Furmanite special meeting to another time and place for the purpose of soliciting additional proxies. If the Furmanite stockholders approve this proposal, Furmanite could adjourn the Furmanite special meeting and any adjourned session of the Furmanite special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Furmanite stockholders who have previously voted.

Required Vote

The Furmanite adjournment proposal requires the affirmative vote of a majority of the votes cast on the matter by the holders of shares of Furmanite common stock represented, in person or by proxy, at the Furmanite special meeting at which a quorum is present.

The Furmanite board of directors unanimously recommends that Furmanite stockholders vote “FOR” the approval of the Furmanite adjournment proposal.

THE MERGER

The discussion in this joint proxy statement/prospectus of the merger and the principal terms of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, a copy of which accompanies this joint proxy statement/prospectus as Annex A and is incorporated into this joint proxy statement/prospectus by reference. References in this discussion and elsewhere in this joint proxy statement/prospectus to the “merger” are to the merger of a wholly owned subsidiary of Team with and into Furmanite, unless the context clearly indicates otherwise.

Effect of the Merger

At the effective time of the merger, Merger Sub, a wholly owned subsidiary of Team formed to effect the merger, will merge with and into Furmanite. Furmanite will be the surviving corporation in the merger and will thereby become a wholly owned subsidiary of Team.

Background of the Merger

Members of senior management and the boards of directors of each of Furmanite and Team periodically review and assess their respective company’s financial performance and operations, financial condition and industry developments in the context of each of their respective company’s long-term strategic goals and plans. These reviews have included consideration, from time to time, of potential strategic opportunities to enhance stockholder value, including strategic acquisitions and divestitures, business combinations and other financial and strategic alternatives. In the past, such reviews and assessments by Furmanite’s and Team’s senior management and boards have resulted in preliminary discussions regarding a combination between Furmanite and Team, which discussions (prior to 2015) had not progressed beyond the preliminary stage or resulted in discussions of specific transaction terms.

In advance of Furmanite’s 2015 annual meeting of stockholders, Mustang Capital Management, LLC (referred to as “Mustang Capital”) and its principal, John K.H. Linnartz, nominated four individuals for election to the Furmanite board of directors, including Mr. Linnartz, Jeffery G. Davis and David E. Fanta.

In late April 2015, Furmanite began discussions with a potential strategic acquiror, which is referred to as Company A, regarding the possibility of an acquisition of Furmanite by Company A. On April 28, 2015, Furmanite and Company A entered into a confidentiality agreement which included standstill restrictions on Company A and Furmanite began to share with Company A confidential information in order to permit Company A to formulate an offer.

On May 1, 2015, representatives of Company A informed representatives of Furmanite that Company A intended to submit a non-binding letter of intent to acquire Furmanite for cash consideration of $10 per outstanding share of Furmanite common stock, representing a 37% premium to the closing price of Furmanite common stock on April 30, 2015. Company A requested that Furmanite formally authorize Company A to submit the letter of intent under the standstill included in the confidentiality agreement.

On May 2, 2015, a telephonic special meeting of the Furmanite board of directors was held to inform the board of the conversations with Company A. The Furmanite board of directors authorized Furmanite’s then-chief executive officer Joseph E. Milliron to grant Company A permission under the standstill to submit the letter of intent to the Furmanite board of directors on a confidential basis. Following the meeting. Mr. Milliron informed Company A that it had been authorized to submit the letter of intent to the Furmanite board of directors.

On May 3, 2015, Company A submitted a non-binding letter of intent to Furmanite, which letter offered to acquire Furmanite for $10 in cash per outstanding share of Furmanite common stock, subject to the completion of due diligence, negotiation of definitive agreements, and obtaining the required financing. On the same day, after receipt of the letter, a telephonic special meeting of the Furmanite board of directors was held. At this meeting, the Furmanite board of directors discussed whether it would be advisable to conduct a broader exploration of strategic alternatives while proceeding with discussions with Company A. The board weighed the risk of Company A withdrawing its offer if a broader process was initiated against the desire to maximize value for Furmanite stockholders by exploring potential alternative transactions with other acquirors, and determined that it would be in the best interests of Furmanite stockholders to consider a broader exploration of strategic alternatives. The board of directors accordingly authorized Mr. Milliron to contact potential financial advisors to assist Furmanite in this process. Following discussions with the board’s outside counsel and members of the board, Mr. Milliron contacted Lazard and several other financial advisors to discuss the possibility of advising Furmanite with respect to an exploration of strategic alternatives.

On May 4, 2015, Furmanite publicly announced the receipt of the May 3rd letter of intent with respect to a potential acquisition of Furmanite for cash, at a substantial premium to the then-current trading price. In order to permit the Furmanite board of directors and Furmanite stockholders to consider the letter, Furmanite announced that it intended to adjourn its annual meeting (then scheduled to be held on May 7, 2015) if it received sufficient stockholder support to do so.

During this period, representatives of Furmanite and representatives of Mustang Capital held discussions regarding the possibility of a settlement of the ongoing proxy contest. On May 6, 2015, a special telephonic meeting of the Furmanite board of directors was held to consider and approve the terms of a potential settlement of the proxy contest and to discuss the potential engagement of a financial advisor to assist Furmanite in the exploration of strategic alternatives. Representatives of Wachtell, Lipton, Rosen and Katz, counsel to Furmanite (referred to as “Wachtell Lipton”) were in attendance. Also during the board meeting, Furmanite’s board of directors approved the retention of Lazard in order to assist Furmanite and its board in an exploration of strategic alternatives and approved the formation of a transaction committee consisting of Mr. Milliron, Mr. Fanta and Kevin R. Jost to oversee the evaluation of the results of the strategic alternatives process.

Following the board meeting on May 6, 2015, Furmanite and Mustang Capital entered into a settlement agreement pursuant to which Messrs. Davis, Fanta and Linnartz were appointed to the Furmanite board of directors. On the same date, Sangwoo “Bill” Ahn, Furmanite’s Presiding Non-Executive Director and Chairman of the Board, retired from the Furmanite board of directors and Mr. Milliron was elected as the Chairman of the Board. On the same date, Furmanite engaged Lazard to assist Furmanite in an exploration of strategic alternatives.

On May 7, 2015, Furmanite publicly announced the settlement agreement with Mustang Capital, the retention of Lazard, and Furmanite’s intent to explore strategic alternatives.

Throughout this period, representatives of Furmanite continued to engage with representatives of Company A with respect to Company A’s due diligence investigation of Furmanite and other transaction-related discussions. Furmanite also instituted the practice of holding weekly update calls to keep members of the Furmanite board of directors informed with respect to the exploration of strategic alternatives and to discuss related matters.

Beginning on May 14, 2015, Lazard began to contact potential counterparties for a strategic transaction with Furmanite. Ultimately, 89 potential counterparties (including Team) were either contacted by Lazard or contacted Lazard or Furmanite directly, including both U.S. and foreign potential strategic acquirors and private equity sponsors (both with a focus on the energy sector and with more diversified portfolios). Of the parties contacted, 23 (including Team) entered into confidentiality agreements with Furmanite (all of which included standstill provisions). Furmanite began to make due diligence information available to the prospective counterparties.

On May 21, 2015, members of the Furmanite management team conducted an in-person presentation regarding Furmanite to representatives of Company A in Houston, Texas.

On May 27, 2015, a special meeting of the Furmanite board of directors was held in Houston, Texas with representatives of Lazard and Wachtell Lipton in attendance. At this meeting, the Furmanite board of directors discussed with its advisors the status of the current exploration of strategic alternatives, including discussions with Company A.

On June 4, 2015, a telephonic special meeting of the Furmanite board of directors was held to discuss certain matters related to the structure of the board and its committees. At this meeting, the Furmanite board of directors elected Mr. Davis as lead independent director.

On June 11, 2015, a telephonic meeting of the transaction committee of the Furmanite board of directors was held to review a draft of the confidential information memorandum to be provided to potential bidders.

On June 15, 2015, representatives of Company A informed representatives of Furmanite that Company A intended to withdraw its indication of interest and would not continue to explore the acquisition of Furmanite due to certain factors, including an increase in the anticipated cost of funding for a transaction. Company A sent a letter to Furmanite officially withdrawing its indication of interest on June 24, 2015.

On June 16, 2015, a telephonic meeting of the transaction committee of the Furmanite board of directors was held, with representatives of Wachtell Lipton and Lazard in attendance, to discuss Company A’s withdrawal from the process. The transaction committee determined that it remained in the best interests of Furmanite’s stockholders to continue to pursue the exploration of strategic alternatives with the remaining potential counterparties, and that it would make a recommendation to the full Furmanite board of directors to continue with the process.

On June 17, 2015, a special telephonic meeting of the Furmanite board of directors was held to discuss Company A’s withdrawal from the process and to make a determination as to next steps. The Furmanite board of directors determined that it remained in the best interests of Furmanite’s stockholders to continue to pursue the exploration of strategic alternatives with the remaining potential counterparties.

Also on June 17, 2015, a letter was sent by Lazard to each of the potential counterparties who had entered into confidentiality agreements with Furmanite (22 counterparties, excluding Company A), which letter set forth certain procedural and timing requests, including a request to submit preliminary indications of interest by July 15, 2015.

On June 18, 2015, members of the Furmanite management team conducted an in-person presentation regarding Furmanite to representatives of Team in San Antonio, Texas.

On June 19, 2015, a special telephonic meeting of the Furmanite board of directors was held. At the meeting, the directors discussed the status of the exploration of strategic alternatives and the possible effects of Company A’s withdrawal from the process.

On July 6, 2015, Team announced that it had entered into a definitive agreement to acquire the Qualspec Group for the base consideration of $255 million, with the possibility of a $10 million earnout.

On July 15, 2015, prior to submitting its indication of interest to Furmanite, representatives of Team informed representatives of Furmanite that Team’s indication of interest would state that while Team was interested in pursuing a combination with Furmanite, Team would be unable to do so until 2016 due to the recent Qualspec acquisition. Team’s indication of interest would therefore propose postponing further investigation of a potential transaction until January 2016.

Also on July 15, 2015, Furmanite received five indications of interest in response to the process letter and instructions previously provided by Lazard. In addition to Team’s indication of interest, which proposed an all-stock transaction with an exchange ratio of 0.19 shares of Team common stock per share of Furmanite common stock (representing a value of $8.40 per share of Furmanite common stock based on Team’s closing trading price of $44.19 on July 15, 2015), Furmanite received indications of interest from four financial sponsors, for consideration ranging from $7.75 to $9.25 per share of Furmanite common stock. The closing trading price of a share of Furmanite common stock on the New York Stock Exchange on July 15, 2015 was $7.33. One additional bidder orally informed Lazard that it would be prepared to submit an indication of interest at $8 per share in cash, if that price would be attractive to the Furmanite board of directors.

On July 16, 2015, a telephonic special meeting of the Furmanite board of directors was held to discuss the indications of interest received, including Team’s comments on transaction timing. Representatives of Wachtell Lipton and Lazard were in attendance. The Furmanite board of directors discussed whether, based on the bids received, it was in the best interests of Furmanite stockholders to continue with the current process or to terminate the process and publicly announce that Furmanite intended to pursue its standalone operating plan. The board determined to respond to Team by informing them that Furmanite was not willing to defer discussions until January 2016, but would like Team to continue in the process if it was willing to meet the proposed timing. The board determined to continue the discussion of whether to terminate the process until after receiving a response from Team. This message was subsequently communicated to representatives of Team. The board also directed Lazard to inform one bidder that they were not being invited to continue in the process and to inform the other bidders that they could move forward to the next round of the process but that the board was not anticipating that it would transact at less than $9 per outstanding share of Furmanite common stock. Lazard subsequently communicated this information to the remaining bidders.

On July 20, 2015, one bidder that had been invited into the second round of the process submitted a revised indication of interest, increasing the proposed consideration from $8.50 per share of Furmanite common stock to $9.00 per share.

On July 21, 2015, representatives of Team’s financial advisor informed representatives of Lazard that they would agree to participate in the process on the current proposed timing.

On July 22, 2015, a special meeting of the Furmanite board of directors took place in Houston, Texas, with representatives of Wachtell Lipton and Lazard in attendance, to discuss the strategic alternatives process and the indications of interest received, including Team’s confirmation that it would participate in the current process. At this meeting, the Furmanite board continued to discuss whether to continue with the exploration of strategic alternatives, including a discussion of the continued development of Furmanite’s standalone plan, whether recent refinements to the standalone plan necessitated the provision of updated projected financial information to any of the potential bidders, and the potential effect of such changes on the current bid prices. Following discussion, the Furmanite board determined to continue with the existing process in order to solicit and evaluate final bids.

On August 3, 2015, a special telephonic meeting of the Furmanite board of directors took place in order to discuss certain matters related to the board’s leadership structure. At this meeting, the Furmanite board elected Mr. Davis as the interim executive chairman of the board.

During the first two weeks of August, members of Furmanite’s management team met with representatives of the remaining bidders to conduct management presentations. The bidders also received updated projected financial information reflecting subsequent changes in the estimates prepared by Furmanite management.

During the second and third weeks of August, representatives of several of the bidders indicated to representatives of Lazard that they thought it would be beneficial for them to provide Furmanite with updated indications of interest adjusted to account for the revised projected financial information, if Furmanite wanted to receive such updates before proceeding with the process. Following discussion among members of the Furmanite board of directors and management with representatives of Lazard and Wachtell Lipton, the Furmanite board determined the best course would be to inform bidders that the deadline for final indications of interest would be September 22, 2015, but not to request updated bids prior to that date. The Furmanite board believed that this plan had the greatest likelihood of obtaining “best and final” bids and realizing the greatest value for Furmanite stockholders, as it would allow the bidders additional time to conduct due diligence and discuss Furmanite’s operating plan and results with Furmanite management. This information was communicated to bidders by representatives of Lazard.

One bidder subsequently informed Furmanite that it did not intend to continue in the process and would not be pursuing an acquisition of Furmanite at this time.

On August 26, 2015, in order to permit Furmanite to conduct due diligence on Team, Furmanite and Team entered into a confidentiality agreement with respect to information provided by Team, and Team began sharing information with Furmanite.

On August 31, 2015, a letter requesting the submission of final indications of interest on September 22, 2015 was sent to the remaining three participants, including Team. On September 10, 2015, bidders were provided with a copy of a draft merger agreement and asked to include comments on the merger agreement with their indications of interest.

On September 9, 2015, a special board meeting of the Team board of directors was held, with representatives of Locke Lord and Baird in attendance. During this meeting representatives from Locke Lord provided an overview of public company transactions and how a proposed transaction with Furmanite would be structured and documented. Baird provided a preliminary financial overview of Furmanite and the manner in which it analyzed a potential transaction with Furmanite. The general counsel of Team provided an overview of the due diligence efforts that had been conducted to date and the plan for continued due diligence. The Board authorized management to continue exploring a potential transaction with Furmanite.

On September 14, 2015, members of Furmanite’s board of directors and management team, with representatives of Lazard and Wachtell Lipton, discussed the status of discussions with the bidders, including whether it would be beneficial to extend the date for final indications of interest from September 22, 2015 to September 28, 2015 in order to permit them to conclude their due diligence. Following further discussion, on September 15, 2015, representatives of Furmanite requested that Lazard inform the bidders of the decision to extend the deadline to September 28, 2015. At the Board’s request, Lazard subsequently communicated this information to bidders.

During the week of September 14, 2015, bidders were provided with updated projected financial information for 2015, updated to reflect changes in the estimates prepared by Furmanite management. The September updated projected financial information reflected a 10% decline in 2015 expected EBITDA from previously indicated.

On September 17, 2015, a telephonic special meeting of the Furmanite board of directors was held, with representatives of Wachtell Lipton and Lazard in attendance. At the meeting, the members of the board received an update from Lazard on the status of discussions with the various bidders, and voted to approve a sale of Furmanite’s Furmanite Technical Solutions division. In addition, the Furmanite board and its advisors discussed the updated standalone business plan being prepared by Furmanite management. The Furmanite board of directors also decided to conduct all business with respect to the strategic alternatives process at the level of the full board rather than continuing to utilize the transaction committee, and elected Mr. Linnartz as Furmanite’s lead independent director.

On September 24, 2015, Furmanite entered into an agreement for the sale of its Furmanite Technical Solutions division.

On September 24, 2015, the Team board of directors met in its regularly scheduled quarterly meeting. Team management updated the Team board of directors on the continuing discussions with Furmanite, including the understanding that Furmanite was selling its Furmanite Technical Solutions division. Team management reviewed the due diligence efforts and the general terms of a merger agreement.

On September 28, 2015, Team submitted a letter to Furmanite stating that they would be unable to meet the bid deadline on that day due to the updated analysis they were conducting related to the sale of Furmanite Technical Solutions, but that they intended to submit a bid later that same week unless they were instructed not to do so. A second bidder informed Furmanite that they planned to submit their indication of interest on the following day. The third bidder submitted an indication of interest with an offer price of $8.25 per share in cash, subject to further due diligence. The closing price of Furmanite common stock on September 28, 2015 was $5.94 per share.

On September 29, 2015, members of the Furmanite board of directors and management team discussed the indication of interest that had been received, and the status of the other bidders, with representatives of Lazard and Wachtell Lipton. Furmanite and its advisors noted that the indication of interest that had been received for $8.25 per share was based on the September projected financial information, that the bidder had not obtained firm financing commitments and that the bidder had not yet conducted significant due diligence on Furmanite. As a result, the Furmanite board of directors had little confidence that the bid price could be realized or was likely to result in an attractive value to Furmanite stockholders.

Later in the day on September 29, 2015, the second bidder that was a financial sponsor submitted an indication of interest with an offer price of $6.50 per share in cash. The closing price of Furmanite common stock on September 29, 2015 was $5.98 per share.

On October 1, 2015, a telephonic special meeting of the Furmanite board of directors was held, with representatives of Lazard and Wachtell Lipton in attendance. The Furmanite representatives discussed the status of the process with their advisors, including an evaluation of the bids received to date, the expectation of receiving a bid from Team, and the current status of Furmanite’s standalone operating plan. The Furmanite board determined to defer a final decision on the process until receiving a further update from Team.

On October 1, 2015, a special board meeting of the Team board of directors was held, with representatives of Locke Lord and Baird in attendance. During this meeting, Locke Lord reviewed material terms of the proposed merger agreement, including the merger agreement termination provisions and the termination fees. Baird provided a preliminary financial review of Furmanite. The Team board of directors approved an exchange ratio of up to 0.205 shares of Team common stock per share of Furmanite common stock. The Team board of directors also authorized Team management to enter into a letter of intent or other term sheet with Furmanite.

Later in the day on October 1, 2015, Team submitted an indication of interest offering 0.19 shares of Team common stock per share of Furmanite common stock, representing a value of $6.23 per share of Furmanite common stock, based on the closing price of $32.79 per share of Team common stock on October 1, 2015. The closing price of Furmanite common stock on October 1, 2015 was $6.03 per share. Included with Team’s indication of interest was a revised draft of the merger agreement, which reflected a termination fee of 3.5% of Furmanite’s equity value. Following receipt of the indication of interest, representatives of Furmanite communicated to representatives of Team that the proposed exchange ratio was likely lower than the Furmanite board of directors would be willing to accept. On October 2, 2015, representatives of Team communicated to representatives of Furmanite that Team was potentially willing to offer up to 0.20 shares of Team common stock per share of Furmanite common stock, representing a value of up to $6.66 per share of Furmanite common stock, based on the closing price of $33.31 per share of Team common stock on October 2, 2015. The closing price of Furmanite common stock on October 2, 2015 was $6.12 per share.

On October 3, 2015, a special telephonic meeting of the Furmanite board of directors was held to discuss the indication of interest from Team, with representatives of Lazard in attendance. The Furmanite board authorized either or both of Mr. Davis and Mr. Linnartz to make a counterproposal of 0.235 shares of Team common stock per share of Furmanite common (representing a value of $7.83 per share of Furmanite common stock, based on the closing price of $33.31 per share of Team common stock on October 2, 2015) stock to Team, with an authorization to agree to any exchange ratio in excess of 0.21 shares of Team common stock per share of Furmanite common stock (representing a value of $7.00 per share of Furmanite common stock, based on the closing price of $33.31 per share of Team common stock on October 2, 2015).

Following the meeting, Mr. Davis and Mr. Linnartz spoke to Ted Owen, Team’s Chief Executive Officer and President, and communicated this proposal. Mr. Owen responded by saying that this exchange ratio was higher than he would be willing to recommend to the Team board of directors, and that Team’s best and final offer was an exchange ratio of 0.205 shares of Team common stock per share of Furmanite common stock (representing a value of $6.83 per share of Furmanite common stock, based on the closing price of $33.31 per share of Team common stock on October 2, 2015). Mr. Owen said that at this price, Team would be willing to add two members of the Furmanite board of directors to the Team board of directors upon closing of a transaction. Mr. Davis and Mr. Linnartz informed Mr. Owen that this exchange ratio was insufficient.

On October 4, 2015, Mr. Linnartz proposed to Mr. Owen an exchange ratio of 0.215 (representing a value of $7.16 per share of Furmanite common stock, based on the closing price of $33.31 per share of Team common stock on October 2, 2015), with two members of the Furmanite board of directors joining the Team board of directors. Mr. Owen said that he would consider this proposal. Subsequently, Mr. Owen responded that an exchange ratio of 0.215 might be acceptable, provided that no members of the Furmanite board of directors would join the Team board of directors, because of the size of the premium that Furmanite stockholders would be receiving for their shares. Mr. Linnartz responded that Furmanite would prefer to increase the value to Furmanite stockholders rather than obtaining board seats, and proposed an exchange ratio of 0.22 (representing a value of $7.33 per share of Furmanite common stock, based on the closing price of $33.31 per share of Team common stock on October 2, 2015). Mr. Linnartz noted that if Team remained unwilling to increase the exchange ratio above 0.215, Furmanite believed that the size of the premium meant that it would be appropriate for two members of the Furmanite board of directors to join the Team board of directors in order to continue to represent the interests of Furmanite stockholders with respect to the combined company.

On October 4, 2015, a special board meeting of the Team board of directors was held. Following discussion, including an analysis of an exchange ratio of 0.215 shares of Team common stock per share of Furmanite common stock, the Team board authorized Team management to agree to this proposed exchange ratio and proceed with the negotiation of definitive documentation. Subsequently, with such authorization, Mr. Owen indicated to Mr. Linnartz that an exchange ratio of 0.215 was Team’s best and final offer, with one member of the Furmanite board of directors joining the Team board of directors. Mr. Linnartz informed Mr. Owen that he would communicate that position to the Furmanite board of directors.

On October 4, 2015, a special telephonic meeting of the Furmanite board of directors was held to discuss the revised proposal from Team, with representatives of Lazard and Wachtell Lipton in attendance. Following discussion, including an analysis of the proposed exchange ratio of 0.215 shares of Team common stock per share of Furmanite common stock, the Furmanite board of directors authorized its advisors to agree to the proposed exchange ratio and to proceed with the negotiation of definitive documentation. Following the meeting, the parties continued to finalize due diligence and to negotiate definitive transaction documentation.

On October 7, 2015, a special meeting of the Furmanite board of directors was held in Houston, Texas, with representatives of Lazard and Wachtell Lipton in attendance. At the meeting, the Furmanite board continued to discuss the proposed transaction terms, including certain significant open items in the merger agreement relating to the size of the termination fee, the circumstances under which the termination fee would be payable, and the closing conditions. Certain members of the Furmanite board of directors also confirmed their prior disclosure to the board of an ownership position in Team, as more fully described under the heading “Interests of the Directors and Executive Officers of Furmanite.” Following the meeting, Wachtell Lipton sent a revised draft of the merger agreement to Locke Lord LLP (“Locke Lord”), reflecting a termination fee of 3% of Furmanite’s equity value.

On October 8, 2015, there was an industrial accident at a site where Furmanite employees were present. There were multiple fatalities as a result of the accident, including two Furmanite employees, and other Furmanite employees were present. Mr. Davis informed Mr. Owen of the incident, and informed him that Furmanite would be unable to engage on the potential transaction while it was focused on responding to the incident and interacting with the families of the affected employees.

On October 12, 2015, a special board meeting of the Team board of directors was held. Team management updated the Team board of directors on the proposed transaction and the industrial accident. The Team board of directors discussed the accident and the additional due diligence that would be undertaken in connection with the incident before Team would continue pursuing a transaction.

During the next two weeks, there were periodic discussions between representatives of Team and representatives of Furmanite regarding the accident.

On October 19, 2015, Locke Lord sent a revised draft of the merger agreement to Wachtell Lipton, reflecting a termination fee of 3.5% of Furmanite’s equity value.

On October 20, 2015, members of Furmanite’s management team met with members of Team’s management team to continue due diligence discussions.

On October 23, 2015, a telephonic special meeting of the Furmanite board of directors was held, with representatives of Wachtell Lipton in attendance. The board and Wachtell Lipton discussed the accident and the current state of discussions with Team, including remaining open issues on the merger agreement.

During the week of October 26, 2015, representatives of Team and representatives of Furmanite began to discuss the possibility that Mr. Milliron would retire from his position as chief executive officer of Furmanite concurrently with the signing of the merger agreement. Mr. Milliron ultimately determined to announce his retirement concurrently with the signing of the merger agreement, and to plan to remain on the Furmanite board of directors through the closing of the merger. Also during this period, Wachtell Lipton and Locke Lord worked to finalize the draft merger agreement.

On October 30, 2015, a special telephonic meeting of the Team board of directors was held, with representatives of Locke Lord and Baird in attendance, to discuss the potential transaction and the proposed final merger agreement. During this meeting, Locke Lord summarized the material terms of the proposed merger agreement and reported on the resolution of open issues during the course of negotiations with Furmanite. Locke Lord also reviewed with the Team board of directors its fiduciary obligations. Baird provided to the Team board of directors its financial analysis of the transaction, and Baird rendered to the Team board an oral opinion, confirmed by delivery of a written opinion dated October 30, 2015, that as of that date and based upon and subject to the factors and assumptions specified therein, the exchange ratio provided for pursuant to the merger agreement is fair, from a financial point of view, to Team. The Baird opinion is more fully described under the heading “—Opinion of Team’s Financial Advisor”. After discussions, including as to the matters discussed below in the section entitled “—Recommendation of the Team Board of Directors; Team’s Reasons for the Merger,” the Team board of directors, by unanimous vote of all its members, approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Team and its stockholders, and resolved to recommend that Team stockholders vote to adopt the share issuance proposal.

On November 1, 2015, a special telephonic meeting of the Furmanite board of directors and a special telephonic meeting of the compensation committee of the Furmanite board were held, with representatives of

Wachtell Lipton and Lazard in attendance, to discuss the potential transaction and the proposed final merger agreement. During this meeting, the Furmanite board reviewed Furmanite’s strategic alternatives, including the standalone plan. Wachtell Lipton summarized the material terms of the proposed merger agreement and reported on the resolution of open issues during the course of negotiations with Team. Wachtell Lipton also reviewed with the Furmanite board of directors its fiduciary obligations. Lazard provided to the Furmanite board of directors its financial analysis of the transaction, and Lazard rendered to the Furmanite board an oral opinion, confirmed by delivery of a written opinion dated November 1, 2015, that as of that date and based upon and subject to the factors and assumptions specified therein, the exchange ratio provided for pursuant to the merger agreement is fair, from a financial point of view, to the holders of Furmanite common stock. The Lazard opinion is more fully described under the heading “The Merger—Opinion of Furmanite Financial Advisor.” After discussions, including as to the matters discussed below in the section entitled “—Recommendation of the Furmanite Board of Directors; Furmanite’s Reasons for the Merger,” the Furmanite board of directors, by unanimous vote of all its members, approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Furmanite and its stockholders, and resolved to recommend that Furmanite’s stockholders vote to adopt the merger agreement. The Furmanite board of directors and the compensation committee of the Furmanite board of directors also unanimously (with the exception of Mr. Davis, who recused himself from such vote) voted to approve the appointment of Mr. Davis to the position of interim chief executive officer as a result of Mr. Milliron’s retirement and to approve certain related compensation matters, and unanimously (with the exception of Mr. Milliron, who recused himself from such vote) voted to approve certain compensation matters related to Mr. Milliron’s retirement.

Following the conclusion of the Furmanite and Team board of directors meetings, Furmanite, Team and their respective counsel finalized the transaction documentation and the parties executed the merger agreement. See “The Merger Agreement” for a discussion of the terms of the merger agreement.

On November 2, 2015, Furmanite and Team issued a joint press release publicly announcing the execution of the merger agreement and the details of the proposed merger.

Team’s Reasons for the Merger; Recommendation of the Team Board of Directors

At its meeting on October 30, 2015, the Team board of directors unanimously approved the merger agreement and the issuance of shares of Team common stock to Furmanite stockholders in connection with the merger and determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Team common stock to Furmanite stockholders pursuant to the merger, are advisable and in the best interests of Team and its stockholders. Accordingly, the Team board unanimously recommends that the Team stockholders vote “FOR” each of the share issuance proposal and the Team adjournment proposal.

Among other things considered by the Team board of directors in making this recommendation, the Team board of directors requested and considered the opinion of Baird, described below in the section entitled “—Opinion of Team’s Financial Advisor” beginning on page 67 of this joint proxy statement/prospectus, that as of October 30, 2015, and subject to the limitations, qualifications and assumptions set forth therein, the exchange ratio pursuant to the merger agreement is fair, from a financial point of view, to Team. Baird’s opinion addresses only the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to Team. The Team board of directors has determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of the Team stockholders, based in part upon its consideration of Baird’s opinion, as well as numerous other factors described below.

In reaching its decision to approve the merger agreement, the Team board of directors consulted with Team’s management regarding the strategic aspects of the merger, Team’s legal counsel regarding the legal terms of the merger and Team’s financial advisor regarding the financial aspects of the merger and the fairness, from a financial point of view, of the exchange ratio to Team.

Strategic Considerations. The Team board of directors believes the merger will provide a number of significant strategic opportunities, including the following:

•	the combined company is expected to be a premier NDT inspection and specialty mechanical services company with a strong presence in North America, and will comprise more than 8,300 employees and 220 locations in 22 countries;

•	the combination will approximately double the size of Team’s mechanical services capabilities and establish a deeper, broader talent and resource pool that better supports customers across standard and specialty mechanical services;

•	the capability and capacity of the combined company will offer an enhanced single-point of accountability and flexibility in addressing some of the most critical needs of clients, whether as individual services or as part of an integrated specialty industrial services solution;

•	with a significant increase in scale and potential to achieve substantial synergies, the combined company will have greater potential to grow faster or more efficiently than either Team or Furmanite could on a standalone basis;

•	the combined company is expected to generate $20 million to $25 million of estimated synergies annually upon full integration of the businesses through, among other drivers, the consolidation of corporate overhead and the elimination of duplicate functions, back office-support and public company costs;

•	the merger is expected to deliver accretion to Team’s adjusted earnings per share (a non-GAAP financial measure) in the first full fiscal year ending December 31, 2017, Team expects the transaction, including synergies, to contribute approximately $0.25-$0.30 to earnings per share, which will add value to Team’s stockholders; and

•	before synergies, Team expects the transaction to contribute approximately $400 million in annual revenue and $38 million in annual adjusted EBITDA (a non-GAAP financial measure which excludes interest, taxes, depreciation, amortization and stock-based compensation).

These non-GAAP financial measures should not be considered in isolation from, more meaningful than, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Team may not be comparable to similarly titled amounts used by other companies.

Other Factors Considered by the Team Board of Directors. In addition to considering the strategic factors described above, the Team board of directors considered the following additional factors, all of which it viewed as supporting its decision to approve the merger:

•	its knowledge of Team’s business, operations, financial condition, earnings and prospects and of Furmanite’s business, operations, financial condition, earnings and prospects, taking into account Team’s due diligence review of Furmanite;

•	the current and prospective business climate in the industry in which Team and Furmanite operate, including the potential for further consolidation, and the alternatives reasonably available to Team if it did not pursue the merger;

•	the projected financial results of Furmanite as a standalone company and the fit of the transaction with Team’s previously established strategic goals;

•	the terms and conditions of the merger agreement, including the strong commitment by both Team and Furmanite to complete the merger;

•	the opinion of Baird, dated October 30, 2015, to the Team board of directors to the effect that, as of that date, and subject to the assumptions made, procedures followed, matters and factors considered and limitations and qualifications on the review undertaken set forth in such opinion, the 0.215 exchange ratio was fair, from a financial point of view, to Team, as more fully described below under the section entitled “—Opinion of Team’s Financial Advisor” beginning on page 67;

•	the fact that the merger agreement provides for a fixed exchange ratio and that no adjustment will be made in the merger consideration to be received by Furmanite’s stockholders in the merger as a result of possible increases or decreases in the trading price of Team’s common stock following the announcement of the merger;

•	reports from management, legal and financial advisors as to the results of the due diligence review of Furmanite and its business;

•	the impact of the merger on Team’s customers, suppliers and stakeholders;

•	the ability and likelihood of Team and Furmanite to complete the merger, including their ability to obtain necessary stockholder and regulatory approvals; and

•	the anticipated market capitalization, revenues, free cash flow and capital structure of the combined company.

Negative Factors Considered by the Team Board of Directors. The Team board of directors weighted these advantages and opportunities against a number of other factors identified in its deliberations weighing negatively against the merger, including:

•	the challenges inherent in the combination of two businesses of the size and scope of Team and Furmanite and the size of the companies relative to each other, including the risk that integration costs may be greater than anticipated and the possibility of the diversion of management’s attention for an extended period of time;

•	the potential that the fixed exchange ratio under the merger agreement could result in Team delivering greater value to the Furmanite stockholders than had been anticipated by Team should the value of the shares of Team common stock increase from the date of the execution of the merger agreement;

•	Furmanite’s right, subject to certain conditions, to respond to and negotiate with respect to certain alternative takeover proposals made prior to the time Furmanite stockholders adopt the merger agreement and Furmanite’s right, subject to Furmanite’s paying Team a termination fee of $10 million, to terminate the merger agreement to enter into a binding agreement providing for a superior proposal;

•	the restrictions in the merger agreement on the conduct of Team’s and Furmanite’s business during the period between execution of the merger agreement and the completion of the merger;

•	the risk that regulatory agencies may object to the merger or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of the combined company; see the section entitled “—Regulatory and Third Party Approvals” beginning on page 96;

•	the possibility that the merger might not be completed, or that completion may be delayed;

•	the risk that either Team stockholders may fail to approve the issuance of the shares of Team common stock in connection with the merger or that Furmanite stockholders may fail to adopt the merger agreement and approve the transactions contemplated by the merger agreement;

•	the risk that the pendency of the merger for an extended period of time following the announcement of the execution of the merger agreement could have an adverse impact on Team or the combined company;

•	the potential for diversion of management and employee attention during the period prior to completion of the merger, and the potential negative effects on Team’s and the combined company’s businesses;

•	the risk that, despite the efforts of Team and Furmanite prior to the consummation of the merger, the combined company may lose key personnel;

•	the risk of not capturing any or all the anticipated cost savings and synergies between Team and Furmanite and the risk that other anticipated benefits might not be realized to the extent expected, if at all;

•	the substantial expenses expected to be incurred in connection with the merger, including costs of integrating Team and Furmanite and transaction expenses arising from the merger;

•	the possibility that the combined company might not achieve its projected financial results; and

•	the risks of the type and nature described under “Risk Factors” beginning on page 32 and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31.

The foregoing discussion of the factors considered by the Team board of directors is not intended to be exhaustive, but rather includes the principal factors considered by the Team board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Team board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement and to make its recommendations to Team stockholders. In addition, individual members of the Team board of directors may have given differing weights to different factors. The Team board of directors conducted an overall review of the factors described above, including thorough discussions with Team’s management and outside legal and financial advisors.

In considering the recommendation of the Team board of directors to approve the share issuance proposal, Team stockholders should be aware that Team’s directors may have interests in the merger that are different from, or in addition to, those of Team stockholders generally. For additional information, see the section entitled “Interests of the Directors and Executive Officers of Team” beginning on page 91.

The explanation of the reasoning of the Team board of directors and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31 of this joint proxy statement/prospectus.

Furmanite’s Reasons for the Merger; Recommendation of the Furmanite Board of Directors

On November 1, 2015, the Furmanite board of directors unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Furmanite and its stockholders. Accordingly, the Furmanite board of directors unanimously recommends that Furmanite stockholders vote “FOR” the merger proposal.

In the course of reaching its decision to approve the merger and the merger agreement, the Furmanite board consulted with its outside legal and financial advisors and Furmanite’s management team and considered a number of factors that it believed supported its decision, including the following:

•	the fact that the exchange ratio of 0.215 represented a premium of approximately 8% over the value of Furmanite’s stock price, based on the closing prices of Furmanite common stock and Team common stock on October 30, 2015, and a premium of approximately 15% over the average closing price of Furmanite common stock over the 60 days prior to the announcement of the merger;

•	the fact that the exchange ratio of 0.215 is expected to result in Furmanite stockholders owning approximately 27% of the combined company following the closing, a favorable level of equity ownership compared to the relative contributions of Furmanite and Team to the pro forma operating results of the combined company;

•	the fact that the stock consideration and structure of the merger would permit Furmanite stockholders to continue as stockholders of the combined company and to participate in the future success of the combined company, the benefits of synergies and the benefits of any future transactions that might be pursued by the combined company. The Furmanite board of directors noted that Team expects the merger to result in approximately $20 million to $25 million per year in run-rate annual cost synergies within two years of the consummation of the merger;

•	the active exploration of strategic alternatives engaged in by Furmanite prior to entering into the merger agreement, including (as described under “The Merger—Background of the Merger”) the public announcement that Furmanite intended to explore strategic alternatives and the auction process involving multiple participants, and the comparison to Furmanite’s standalone operating plan;

•	the provisions of the merger agreement permitting Furmanite to respond to unsolicited alternative acquisition proposals;

•	the financial analyses and presentations of Lazard, Furmanite’s financial advisor, including the opinion of Lazard that, as of November 1, 2015 and based upon and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Lazard as set forth therein, the exchange ratio of 0.215 pursuant to the merger agreement was fair, from a financial point of view, to the holders of Furmanite common stock, as more fully described in the section entitled “The Merger—Opinion of Furmanite’s Financial Advisor” beginning on page 78 of this joint proxy statement/prospectus;

•	the fact that Mr. Jeffery G. Davis will join the Team board of directors concurrently with the closing of the merger;

•	the expectation that the merger will generally qualify as a tax-free transaction to the Furmanite stockholders for U.S. federal income tax purposes;

•	the combined company’s increased size and scale as a premier global industrial services company, and the increased financial and operational flexibility this is expected to afford the combined company; and

•	the provisions of the merger agreement that will promote certainty of closing, including the following:

•	limitations on the ability of the Team board of directors to withdraw or modify its recommendation that the Team stockholders approve the issuance of Team common stock in the merger;

•	limitations on the ability of Team to terminate the merger agreement to accept an unsolicited takeover proposal;

•	the requirement for Team to pay Furmanite a termination fee of $10 million or an expense reimbursement amount of up to $3 million in the event the deal is not consummated under certain specified circumstances more fully described in the section entitled “The Merger Agreement —Termination Fee and Expense Reimbursement” beginning on page 117 of this joint proxy statement/prospectus;

The Furmanite board of directors also considered a variety of risks and other potentially negative factors concerning the merger, including the following:

•	the risks and costs to Furmanite if the merger is not completed, including uncertainty about the effect of the merger on Furmanite’s employees and other parties, which may impair Furmanite’s ability to attract, retain and motivate key personnel and could cause others to seek to change or not enter into business relationships with Furmanite, and the risk that the trading price of the shares of Furmanite common stock could be materially adversely affected;

•	the restrictions in the merger agreement on the conduct of Furmanite’s business between the date of the merger agreement and the date of the consummation of the merger;

•	the possibility that Furmanite may be required to pay Team a termination fee of $10 million or an expense reimbursement amount of up to $3 million if the merger agreement is terminated under certain circumstances, as more fully described in the section entitled “The Merger Agreement—Termination Fee and Expense Reimbursement” beginning on page 117 of this joint proxy statement/prospectus;

•	the significant one-time costs that Furmanite expects to incur in connection with the merger and the other transactions contemplated by the merger agreement, which include advisory fees and costs incurred in connection with any litigation that has resulted, or may result, from the announcement or pendency of the merger, and the merger-related costs expected to be incurred by Team and the combined company if the merger occurs;

•	the regulatory and other approvals required in connection with the merger, including the risk that regulatory clearances may not be obtained;

•	the risks associated with successfully integrating the operations, technologies and personnel of the two companies, and the operational interruptions or the loss of key employees or customers that the combined company may experience;

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	the risk that the combined company may not realize any or all of the synergies, cost savings or other benefits that the parties expect from the combination, many of which are difficult to quantify and may only be realized, if at all, over time;

•	the risk that, because the exchange ratio under the merger agreement will not be adjusted for changes in the market price of Furmanite common stock or Team common stock, the value of the per share merger consideration to be paid upon the consummation of the merger could be significantly less than the value of the per share merger consideration immediately prior to the announcement of the proposed merger;

•	certain provisions of the merger agreement that could have the effect of discouraging third-party offers for Furmanite and that impose restrictions on Furmanite’s ability to solicit alternative transactions; and

•	various other risks associated with the merger and the business of Furmanite, Team and the combined company described in the section entitled “Risk Factors” beginning on page 32 of this joint proxy statement/prospectus.

In addition, the Furmanite board of directors considered the fact that some of Furmanite’s directors and executive officers have other interests that are different from, or in addition to, the interests of the Furmanite stockholders, as discussed in the section entitled “The Merger—Interests of the Directors and Executive Officers of Furmanite” beginning on page 91 of this joint proxy statement/prospectus.

The above discussion of the factors considered by Furmanite’s board of directors is not intended to be exhaustive, but includes the factors considered by Furmanite’s board of directors that it believes are material. In reaching its decision to approve the merger agreement and the merger, the Furmanite board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Furmanite board of directors considered these factors taken together as a whole, including discussions with, and questioning of, Furmanite management and Furmanite’s financial and legal advisors, and recommended the merger agreement and the merger based on the totality of the information it considered.

The foregoing description of the consideration by the Furmanite board of directors of the factors supporting the merger agreement, the merger and the other transactions contemplated by the merger agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31 of this joint proxy statement/prospectus.

For the reasons set forth above, the Furmanite board of directors unanimously determined that the merger, the merger agreement and the other transactions contemplated thereby are advisable and in the best interests of Furmanite and its stockholders, and unanimously approved the merger and the merger agreement. The Furmanite board of directors unanimously recommends that the Furmanite stockholders vote “FOR” the merger proposal.

Opinion of Team’s Financial Advisor

The Team board of directors, solely in their capacity as members of the board of directors, retained Baird in connection with the merger and to render an opinion as to the fairness, from a financial point of view, to Team of the exchange ratio.

On October 30, 2015, Baird rendered its oral opinion (which was subsequently confirmed in writing) to the Team board of directors to the effect that, subject to the contents of such opinion, including the various assumptions and limitations set forth therein, Baird was of the opinion that, as of such date, the exchange ratio was fair, from a financial point of view, to Team.

The full text of Baird’s written opinion, dated October 30, 2015, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by Baird in rendering its opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. Baird’s opinion is directed only to the fairness, as of the date of the opinion and from a financial point of view, to Team of the exchange ratio. Baird does not express any opinion as to the fairness of the exchange ratio to the stockholders (or any class thereof) of Team or the amount or nature of any compensation to any of Team’s officers and its opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the merger. The summary of Baird’s opinion set forth below is qualified in its entirety by reference to the full text of such opinion attached as Annex B to this joint proxy statement/prospectus. Team stockholders are urged to read the opinion carefully in its entirety.

In conducting Baird’s investigation and analyses and in arriving at its opinion, Baird reviewed such information and took into account such financial and economic factors, investment banking procedures and considerations as it deemed relevant under the circumstances. In that connection, and subject to the various assumptions, qualifications and limitations set forth in its opinion, Baird, among other things: (i) reviewed certain internal information, primarily financial in nature, including financial forecasts for Furmanite, Team, and the pro forma results of Team taking into account the transactions contemplated by the merger (referred to as the “Forecasts”) and the contemplated strategic, operating and cost benefits and/or synergies associated with the merger (referred to as the “Expected Synergies”), in each case, as furnished to Baird, and prepared by, Team’s management for purposes of Baird’s analysis; (ii) reviewed certain publicly available information including, but not limited to, Furmanite’s and Team’s recent filings with the SEC and equity analyst research reports covering Furmanite and Team prepared by various investment banking and research firms, including consensus earnings estimates for Furmanite and Team; (iii) reviewed the principal financial terms of the draft merger agreement dated October 28, 2015 in the form presented to Team’s board of directors as they related to Baird’s analysis; (iv) compared the financial position and operating results of Furmanite and Team with those of selected publicly traded companies that Baird deemed relevant; (v) compared the historical market prices, trading activity and market trading multiples of Furmanite’s and Team’s common stock with those of selected publicly traded companies that Baird deemed relevant; (vi) compared the exchange ratio and implied valuations with the reported enterprise value and implied valuations of selected business combinations that Baird deemed relevant; (vii) considered the present values of the forecasted cash flows of Furmanite and Team reflected in the Forecasts; and (viii) reviewed certain potential pro forma financial effects of the merger, including the Expected Synergies, furnished to Baird, and prepared by, Team’s management. Baird did not include any Expected Synergies as part of its valuation analysis. Baird has participated in discussions with members of Furmanite’s and Team’s respective senior management teams concerning Furmanite’s and Team’s historical and current financial condition and operating results, as well as the future prospects of Furmanite and Team, respectively. Baird also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant for the preparation of its opinion.

In arriving at its opinion, Baird assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to Baird by or on behalf of Furmanite and Team. Baird was not engaged to independently verify any information supplied to Baird by Furmanite or Team concerning the parties to the merger that formed a substantial basis for its opinion. Baird was not engaged to independently verify, did not verify, assumed no liability for, and expressed no opinion on, any such information, and Baird assumed, without independent verification, that neither Furmanite nor Team was aware of any information prepared by them or their advisors that might be material to Baird’s opinion that was not provided to Baird. Baird also assumed, without any independent verification, that: (i) all assets and liabilities (contingent or otherwise, known or unknown) of Furmanite and Team were as set forth in their respective financial statements, including the accompanying notes, provided to Baird; (ii) the financial statements, including the accompanying notes, of Furmanite and Team provided to Baird present fairly the results of operations, cash flows and financial condition of Furmanite and Team, respectively, for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts for Furmanite and Team and the Expected Synergies were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Team’s senior management as to the future performance of Furmanite and Team, and Baird relied, without independent verification, upon such Forecasts and the Expected Synergies in the preparation of its opinion, although Baird expressed no opinion with respect to the Forecasts and the Expected Synergies or any judgments, estimates, assumptions or bases on which they were based, and Baird assumed, without independent verification, that the Forecasts and the strategic, operating and cost benefits and/or synergies reflected in the Expected Synergies will be realized in the amounts and on the time schedule contemplated; (iv) the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes; (v) the merger will be consummated in accordance with the material terms and conditions of the draft merger agreement without any amendment thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (vi) the representations and warranties contained in the draft merger agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under such draft merger agreement; and (vii) all corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the merger were, or will be, obtained without the need for any divestitures or other changes to the financial terms of the merger or that would have otherwise affected Furmanite’s or Team’s or Baird’s analysis. Baird relied, without independent verification, as to all legal and tax matters regarding the merger on the advice of counsel of Team. In conducting its review, Baird did not undertake or obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of Furmanite or Team nor did Baird make a physical inspection of the properties or facilities of Furmanite or Team. Baird did not consider any expenses or potential adjustments relating to the merger as part of its analysis. In each case, Baird made the assumptions and took the actions or inactions described above with knowledge and consent from the Team board of directors.

Baird’s opinion necessarily was based upon economic, monetary and market conditions as they existed on the date of its opinion, and Baird’s opinion does not predict or take into account any changes which may occur, or information which may become available, after the date of its opinion. Furthermore, Baird expressed no opinion as to the prices or trading ranges at which any of Team’s or Furmanite’s securities (including Team’s and Furmanite’s common stock) would trade or as to the effect of the merger on such prices or trading ranges, or any earnings or ownership dilutive impact that may result from Team’s issuance of its common stock in connection with the merger. Such prices and trading ranges may be affected by a number of factors, including but not limited to (i) dispositions of the common stock of Team and Furmanite by stockholders within a short period of time after, or other market effects resulting from, the announcement and /or effective date of the merger; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Team or Furmanite or in Team’s or Furmanite’s industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the merger on terms and conditions that are acceptable to all parties at interest.

Baird’s opinion did not address the relative merits or risks of: (i) the merger, the merger agreement or any other agreements or other matters provided for, or contemplated by, the merger agreement; (ii) any other transactions that may be or might have been available as an alternative to the merger; or (iii) the merger compared to any other potential alternative transactions or business strategies considered by Team’s board of directors and, accordingly, Baird relied upon its discussions with the senior management of Team with respect to the availability and consequences of any alternatives to the merger. Baird’s opinion does not constitute a recommendation to any director or stockholder of Team or any other person as to how any such director, stockholder or person should act or vote with respect to the merger.

The following is a summary of the material financial analyses performed by Baird in connection with rendering its opinion, which is qualified in its entirety by reference to the full text of such opinion attached as Annex B and to the other disclosures contained in this section. The following summary, however, does not purport to be a complete description of the financial analyses performed by Baird. The order of analyses described does not represent relative importance or weight given to the analyses performed by Baird. Some of the summaries of the financial analyses include information presented in a tabular format. These tables must be read together with the full text of each summary and alone are not a complete description of Baird’s financial analyses. Except as otherwise noted, the following quantitative information is based on market and financial data as it existed on or before October 28, 2015 and is not necessarily indicative of current market conditions.

Implied Valuation and Transaction Multiples

Based on the exchange ratio and Team’s stock price of $34.61 as of October 28, 2015, Baird calculated the implied “Per Share Equity Purchase Price” to be $7.44 per share. Baird calculated the implied “equity purchase price” (defined as the implied Per Share Equity Purchase Price multiplied by the total number of diluted common shares outstanding of Furmanite, including incremental shares issuable upon the exercise of stock options and restricted stock units, utilizing the treasury stock method) to be $287.3 million. In addition, Baird calculated the implied “total purchase price” (defined as the equity purchase price plus the book value of Furmanite’s total debt, other debt-like items and transaction-related expenses, preferred stock and minority interests, less cash, cash equivalents and marketable securities) to be $336.0 million. Baird then calculated the multiples of (i) the total purchase price to Furmanite’s adjusted earnings before interest, taxes, depreciation and amortization (referred to as “Adjusted EBITDA”); (ii) the total purchase price to Furmanite’s adjusted earnings before interest and taxes (referred to as “Adjusted EBIT”); and (iii) implied Per Share Equity Purchase Price to Furmanite’s diluted earnings per share, in each case for the twelve months ended June 30, 2015 and for the projected twelve month period ending June 30, 2016, all as provided by the senior management of Team. These multiples are summarized in the table below.

	Twelve Months Ending June 30,
	2015	2016E
Adjusted EBITDA	9.6x	8.7x
Adjusted EBIT	14.3	12.7
Adjusted EPS	20.7	18.3

Baird reviewed the historical price and trading activity of Furmanite’s common stock and noted that the high, low and average closing prices for Furmanite’s common stock were $9.10, $5.94 and $7.32, respectively, over the last twelve months and $12.56, $3.72 and $8.15, respectively, over the last three years. Baird also noted that Furmanite’s common stock price declined 3.4% over the last twelve months and rose 41.7% over the last three years. In addition, Baird noted that Furmanite’s common stock outperformed Team’s common stock over the last twelve months and over the last three years.

Furmanite Selected Publicly Traded Company Analysis

Baird reviewed certain publicly available financial information and stock market information for certain publicly traded companies that Baird deemed relevant. The group of selected publicly traded companies reviewed is listed below.

•	Applus Services, S.A.

•	Matrix Service Company

•	Mistras Group

•	Primoris Services Company

•	SGS SA

•	Team, Inc.

Baird chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Furmanite operates. Baird noted that none of the companies reviewed is identical to Furmanite and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies.

For each company, Baird calculated the “equity market value” (defined as the market price per share of each company’s common stock multiplied by the total number of diluted common shares outstanding of such company, including incremental shares issuable upon the exercise of stock options, warrants and similar instruments, utilizing the treasury stock method). In addition, Baird calculated the “total market value” (defined as the equity market value plus the book value of each company’s total debt and debt-like items, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each company’s total market value to its last twelve months (referred to as “LTM”) and projected 2016 and 2017 Adjusted EBITDA and Adjusted EBIT (in each case for the twelve months ending June 30 for all companies except Mistras Group and Team, Inc., for which the LTM period ended August 31 and the projected 2016 and 2017 periods end May 31). Baird also calculated multiples of each company’s price per share to its diluted earnings per share for the same time periods. Baird then compared the transaction multiples implied in the merger with the corresponding trading multiples for the selected companies. Stock market and historical financial information for the selected companies was based on publicly available information as of October 28, 2015, and projected financial information was based on publicly available research reports as of such date. A summary of the implied multiples is provided in the table below.

	Implied Transaction Multiple		Selected Company Trading Multiples
			Low		Average		Median		High
Adjusted EBITDA
LTM 6/30/2015	9.6	x	6.2	x	9.6	x	9.5	x	13.6	x
2016E	8.7		5.6		8.7		8.5		13.5
2017P	8.0		5.0		8.6		8.4		12.7

Adjusted EBIT
LTM 6/30/2015	14.3	x	8.5	x	15.8	x	17.4	x	20.2	x
2016E	12.7		7.4		12.6		12.3		17.9
2017P	11.4		6.5		12.1		11.5		16.7

Adjusted EPS
LTM 6/30/2015	20.7	x	16.0	x	22.4	x	23.2	x	26.9	x
2016E	18.3		10.4		17.2		16.4		23.6
2017P	16.0		9.8		15.6		13.6		21.7

In addition, Baird calculated the implied per share equity values of Furmanite’s common stock based on the trading multiples of the selected public companies and compared such values to the implied Per Share Equity Purchase Price of $7.44 per share. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

	Implied Furmanite Equity Value / Share
	Low	Average	Median	High
Adjusted EBITDA
LTM	$4.73	$7.89	$7.79	$11.49
2016E	4.73	7.80	7.60	12.60
2017P	4.60	8.48	8.28	13.00

Adjusted EBIT
LTM	$4.30	$8.74	$9.71	$11.43
2016E	4.18	7.75	7.53	11.34
2017P	4.09	8.34	7.89	11.88

Adjusted EPS
LTM	$5.75	$8.07	$8.35	$9.66
2016E	4.24	7.02	6.67	9.61
2017P	4.56	7.28	6.34	10.09

Median Equity Value Per Share	$4.56	$7.89	$7.79	$11.43

Baird compared the implied per share equity values in the table above with the implied Per Share Equity Purchase Price implied in the merger in concluding that the exchange ratio was fair to Team from a financial point of view.

Furmanite Selected Acquisition Analysis

Baird reviewed certain publicly available financial information concerning completed acquisition transactions that Baird deemed relevant. The group of selected acquisition transactions is listed below.

Date Announced	Target	Acquiror
July 6, 2015	• Qualspec Inc.	• Team, Inc.
March 13, 2015	• IOS Holdings	• LB Foster Co.
August 4, 2014	• Pike Corporation	• Court Square Capital
May 8, 2014	• Desert NDT, LLC	• ShawCor Ltd.
December 9, 2010	• Velosi Limited	• Applus Services, S.A.

Baird chose these acquisition transactions based on a review of completed and pending acquisition transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Furmanite operates. Baird noted that none of the acquisition transactions or subject target companies reviewed is identical to the merger or Furmanite, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors that affect the values implied in such acquisition transactions.

For each transaction, Baird calculated the implied “total purchase price” (defined as the equity purchase price plus the book value of each target company’s total debt and debt-like items, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each target company’s implied total purchase price to its LTM Adjusted EBITDA and Adjusted EBIT. Baird then compared the transaction multiples implied in the merger with the corresponding acquisition transaction multiples for the selected acquisition transactions. Stock market and historical financial information for the selected transactions were based on publicly available information as of the closing date of each respective transaction. A summary of the implied multiples is provided in the tables below.

	Implied LTM Acquisition Multiple	LTM Selected Transaction Multiples
		Low	Mean	Median	High
LTM EBITDA	9.6x	5.8x	8.1x	7.9x	11.9x
LTM EBIT	14.3	7.7	13.5	11.8	20.0

In addition, Baird calculated the implied per share equity values of Furmanite’s common stock based on the acquisition transaction multiples of the selected acquisition transactions and compared such values to the implied Per Share Equity Purchase Price of $7.44 per share. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

	Implied Furmanite Equity Value Per Share
	Low	Mean	Median	High
LTM EBITDA	$4.41	$6.52	$6.28	$9.91
LTM EBIT	3.82	7.34	6.32	11.34

Median Equity Value per Share	$4.11	$6.93	$6.30	$10.62

Baird compared the implied per share equity values in the table above with the Per Share Equity Purchase Price implied in the merger in concluding that the exchange ratio was fair to Team from a financial point of view.

Furmanite Discounted Cash Flow Analysis

Baird performed a discounted cash flow analysis utilizing Furmanite’s projected unlevered free cash flows (defined as Adjusted EBIT less taxes, plus depreciation and amortization, less capital expenditures and increases in net working capital, plus/minus changes in other operating and investing cash flows) for the six month period ending June 30, 2016 and twelve month periods ending June 30, 2017 to 2020, as provided by Team’s senior management. In such analysis, Baird calculated the present values of the unlevered free cash flows for such periods by discounting such amounts at rates ranging from 9% to 11%. Baird calculated the present values of the free cash flows beyond June 30, 2020 based on unlevered free cash flow growth rates ranging from 2% to 4% and discounting the resulting terminal values at rates ranging from 9% to 11%. The summation of the present values of the unlevered free cash flows and the present values of the terminal values produced equity values ranging from $5.59 to $10.26 per share, as compared to the implied Per Share Equity Purchase Price of $7.44 per share. Baird compared these implied per share equity values with the Per Share Equity Purchase Price implied in the merger in concluding that the exchange ratio was fair to Team from a financial point of view.

Valuation Summary

A summary of the three valuation analyses of Team presented above is provided in the table below.

	Low	Mean	Median	High
Selected Companies Analysis	$4.56	$7.89	$7.79	$11.43
Selected Transactions Analysis	4.11	6.93	6.30	10.62
Discounted Cash Flow Analysis	5.59	7.48	7.26	10.26

Equity Value Per Share Mean	$4.76	$7.43	$7.12	$10.77

Equity Value Per Share Median	$4.56	$7.48	$7.26	$10.62

Baird compared the implied per share equity values in the table above with the Per Share Equity Purchase Price implied in the merger in concluding that the exchange ratio was fair to Team from a financial point of view.

Company Stock Price and Trading Activity

In order to assess the relative public market valuation of Team’s common stock to be used as consideration in the merger, Baird reviewed the historical stock prices and historical trading activity of Team. In considering the historical price and trading activity of Team’s common stock, Baird noted that the high, low and average closing prices for Team’s common stock were $46.49, $31.66 and $39.95, respectively over the last twelve months and $47.62, $31.28 and $40.05, respectively, over the last three years. Baird also noted that Team’s common stock price declined 13.1% over the last twelve months and rose 5.8% over the last three years. In addition, Baird noted that Company’s common stock underperformed Furmanite’s common stock over the last twelve months and over the last three years.

Company Selected Publicly Traded Company Analysis

In order to assess the relative public market valuation of Team’s common stock to be used as consideration in the merger, Baird reviewed certain publicly available financial information for certain publicly traded companies that Baird deemed relevant. The group of selected publicly traded companies reviewed is listed below.

•	Applus Services, S.A.

•	Matrix Service Company

•	Mistras Group

•	Primoris Services Company

•	SGS SA

Baird chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Team operates. Baird noted that none of the companies reviewed is identical to Team and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies.

For each company, Baird calculated the “equity market value” (defined as the market price per share of each company’s common stock multiplied by the total number of diluted common shares outstanding of such company, including incremental shares issuable upon the exercise of stock options and warrants, utilizing the treasury stock method). In addition, Baird calculated the “total market value” (defined as the equity market value plus the book value of each company’s total debt and debt-like items, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each company’s total market value to its LTM and projected 2016 and 2017 Adjusted EBITDA and Adjusted EBIT (in each case for the twelve months ending June 30 for all companies except Mistras Group, for which the LTM period ended August 31 and the projected 2016 and 2017 periods end May 31). Baird also calculated multiples of each company’s price per share to its diluted earnings per share for the same time periods. Stock market and historical financial information for the selected companies was based on publicly available information as of October 28, 2015, and projected financial information was based on publicly available research reports as of such date. A summary of the implied multiples is provided in the table below.

	Selected Company Trading Multiples
	Low		Average		Median		High
Adjusted EBITDA
LTM	6.2	x	9.6	x	9.4	x	13.6	x
2016E	5.6		8.6		8.5		13.5
2017P	5.0		8.6		8.4		12.7

Adjusted EBIT
LTM	8.5	x	16.2	x	17.6	x	20.2	x
2016E	7.4		12.5		11.4		17.9
2017P	6.5		12.2		12.8		16.7

Adjusted EPS
LTM	20.6	x	23.7	x	24.0	x	26.9	x
2016E	10.4		17.4		16.6		23.6
2017P	9.8		16.2		16.6		21.7

In addition, Baird calculated the implied per share equity values of Team’s common stock based on the trading multiples of the selected public companies. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

	Implied Equity Value / Share
	Low	Average	Median	High
Adjusted EBITDA
LTM	$16.83	$34.27	$32.96	$54.35
2016E	15.57	31.35	30.70	57.51
2017P	16.12	38.01	36.54	62.85

Adjusted EBIT
LTM	$16.33	$44.12	$49.06	$58.46
2016E	13.51	32.64	28.44	52.86
2017P	14.52	39.79	42.49	59.69

Adjusted EPS
LTM	$44.59	$51.35	$51.88	$58.16
2016E	22.39	37.49	35.72	50.71
2017P	25.26	41.60	42.63	55.87

Median Equity Value Per Share	$16.33	$38.01	$36.54	$57.51

Company Discounted Cash Flow Analysis

In order to assess the relative public market valuation of Team’s common stock to be used as consideration in the merger, Baird performed a discounted cash flow analysis utilizing Team’s projected unlevered free cash flows (defined as Adjusted EBIT less taxes, plus depreciation and amortization, less capital expenditures and increases in net working capital, plus/minus changes in other operating and investing cash flows) for the six month period ending June 30, 2016 and twelve month periods ending June 30, 2017 to 2020, as provided by Team’s senior management. In such analysis, Baird calculated the present values of the unlevered free cash flows for such periods by discounting such amounts at rates ranging from 8.5% to 10.5%. Baird calculated the present values of the free cash flows beyond June 30, 2020 based on unlevered free cash flow growth rates ranging from 2% to 4% and discounting the resulting terminal values at rates ranging from 8.5% to 10.5%. The summation of the present values of the unlevered free cash flows and the present values of the terminal values produced equity values ranging from $16.37 to $41.72 per share, as compared to the Per Share Equity Value of $34.61 as of October 28, 2015.

The foregoing summary does not purport to be a complete description of the analyses performed by Baird or its presentations to Team’s Board of Directors. The preparation of financial analyses and a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole and that selecting portions of such analyses and factors considered by Baird, without considering all of such analyses and factors, could create an incomplete view of the processes and judgments underlying the analyses performed and conclusions reached by Baird and its opinion. Baird did not attempt to assign specific weights to particular analyses. Any estimates contained in Baird’s analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.

As part of its investment banking business, Baird is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pursuant to an engagement letter dated August 26, 2015, Baird will receive a transaction fee for its services. Pursuant to such engagement letter, Team has also agreed to pay Baird a fee of $500,000 payable upon delivery of its opinion, regardless of the conclusions reached in such opinion (such fee to be creditable against the transaction fee described above). In addition, Team has agreed to indemnify Baird against certain liabilities that may arise out of its engagement, including liabilities under the federal securities laws. Baird is a full service securities firm. As such, in the ordinary course of its business, Baird may from time to time trade the securities of Team or Furmanite for its own account or the accounts of its customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities.

Team Selected Unaudited Prospective Financial Information

Team does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Team is including this unaudited prospective financial information that was made available to Team’s board of directors, Furmanite’s board of directors, Baird and Lazard in connection with the evaluation of the merger. The inclusion of this information should not be regarded as an indication that any of Team, Furmanite, Baird, Lazard or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Team’s management prepared projections of future financial and operating performance for each of Team and Furmanite for the years 2016 through 2020. Team prepared its Furmanite projections based on publicly available information as well as from its due diligence efforts. In addition, Team prepared estimates of annual cost synergies expected to be realized following the closing, which are referred to as the Team Estimated Synergies. The Team Estimated Synergies are approximately $20 million to $25 million annually upon full integration of the businesses and are expected to be completed in fiscal year 2017. The Team Estimated

Synergies are not reflected in the projections of future financial and operating performance. Team authorized Baird to use and rely upon the Team projections, the Team projections for Furmanite and the Team Estimated Synergies in providing advice to the Team board of directors in relation to the proposed merger. In the view of Team’s management, the information was prepared on a reasonable basis and reflected the best currently available estimates and judgments at the time of preparation, and presented at the time of preparation, to the best of Team management’s knowledge and belief, reasonable projections of the future financial performances of Team and Furmanite. This information is not fact and readers of this document are cautioned not to place undue reliance on the prospective financial information.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Team stockholders and Furmanite stockholders are urged to review Team’s SEC filings for a description of risk factors with respect to Team’s business. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31 of this joint proxy statement/prospectus and “Where You Can Find More Information” beginning on page 150 of this joint proxy statement/prospectus. The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP (although projections are prepared on an accounting basis consistent with Team’s financial statements). Neither Team’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the unaudited prospective financial information. The report of Team’s independent registered public accounting firm contained in Team’s Annual Report on Form 10-K for the year ended May 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of Team. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

The following tables present the selected unaudited prospective financial data for the fiscal years ending 2016 through 2020.

	Team Projections (in millions)
	(Year ending May 31,)
	2016E	2017E	2018E	2019E	2020E
Revenues	$1,047.1	$1,163.7	$1,275.0	$1,398.0	$1,534.0
Adjusted EBIT (1)	$83.4	$98.3	$113.8	$131.4	$151.4
Adjusted EBITDA (2)	$118.1	$135.0	$152.9	$173.2	$196.3

	Team Projections for Furmanite (in millions)
	(Year ending June 30,)
	2016E	2017E	2018E	2019E	2020E
Revenues	$420.2	$441.2	$463.3	$486.4	$510.7
Adjusted EBIT (1)	$26.4	$29.5	$32.8	$36.4	$40.3
Adjusted EBITDA (2)	$38.6	$42.3	$46.2	$50.5	$55.0

(1)	EBIT, or operating income, is defined as earnings before interest and income taxes.
(2)

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and non-cash stock compensation. EBITDA is a non-GAAP financial measure, as it excludes amounts, or is subject to adjustments that effectively exclude amounts, included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements. EBITDA was used by management to provide additional information in order to provide it with an alternative method for assessing Team’s and Furmanite’s financial condition and operating results. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies.

EBITDA should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.

Team and Furmanite may calculate certain non-GAAP financial metrics including adjusted earnings per share, adjusted EBITDA and adjusted EBIT using different methodologies. Adjusted EBIT and adjusted EBITDA exclude certain non-routine items that are not indicative of ongoing operating activities. To the extent required, Team has made conforming methodology changes to the financial data received from Furmanite. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this joint proxy statement/prospectus with respect to the opinions of the financial advisors to Team and Furmanite may not be directly comparable to one another.

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” beginning on page 32 of this joint proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31 of this joint proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of Team and/or Furmanite and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is completed.

In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of Team that the management of Team believed were reasonable at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the merger. Team stockholders and Furmanite stockholders are urged to review Team’s most recent SEC filings for a description of the reported and anticipated results of operations and financial condition and capital resources of Team.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by Team, Furmanite or any other person to any Team stockholder or any Furmanite stockholder regarding the ultimate performance of Team compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

TEAM DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Opinion of Furmanite’s Financial Advisor

Furmanite has retained Lazard to act as its financial advisor in connection with the merger. As part of this engagement, Furmanite requested that Lazard evaluate the fairness, from a financial point of view, to the holders of Furmanite common stock (other than the excluded holders) of the exchange ratio. At a meeting of the Furmanite board held to evaluate the merger on November 1, 2015, Lazard rendered an oral opinion to the Furmanite board, subsequently confirmed in writing, to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Lazard’s written opinion, the exchange ratio was fair, from a financial point of view, to the holders (other than Team, Furmanite (including shares held as treasury stock or otherwise) or Merger Sub, which are referred to collectively as the “excluded holders”) of Furmanite common stock.

The full text of Lazard’s written opinion, dated November 1, 2015, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. We encourage you to read Lazard’s opinion carefully and in its entirety. Lazard’s opinion was provided for the use and benefit of the Furmanite board (in its capacity as such) in its evaluation of the merger, and addressed only the fairness, as of the date of the opinion, from a financial point of view, to holders of Furmanite common stock (other than the excluded holders) of the exchange ratio provided for in the merger. Lazard’s opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the merger or any matter relating thereto.

Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. Lazard’s opinion did not express any opinion as to the price at which shares of Furmanite common stock or Team common stock may trade at any time subsequent to the announcement of the merger. Lazard’s opinion does not address the relative merits of the merger as compared to any other transaction or business strategy in which Furmanite might engage or the merits of the underlying decision by Furmanite to engage in the merger.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft, dated November 1, 2015, of the merger agreement;

•	reviewed certain publicly available historical business and financial information relating to Furmanite and Team;

•	reviewed various unaudited prospective financial forecasts and other data provided to Lazard by Furmanite relating to the business of Furmanite, unaudited prospective financial forecasts and other data provided to Lazard by Team relating to the business of Team and adjustments thereto provided to Lazard by Furmanite, and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of Team and Furmanite to be realized from the merger;

•	held discussions with members of senior management of each of Furmanite and Team with respect to the businesses and prospects of Furmanite and Team, respectively, and the projected synergies and other benefits anticipated by the managements of Team and Furmanite to be realized from the merger;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Furmanite and Team, respectively;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Furmanite;

•	reviewed historical stock prices of Furmanite common stock and Team common stock;

•	reviewed the potential pro forma financial impact of the merger on Team based on the financial forecasts referred to above relating to Furmanite and Team; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Furmanite or Team or concerning the solvency or fair value of Furmanite or Team, and Lazard was not furnished with any such valuation or appraisal. At Furmanite’s direction, for purposes of Lazard’s analyses Lazard used the most recent sets of unaudited prospective financial forecasts for Furmanite and Team dated October 1, 2015 as provided to Lazard by Furmanite. See the section entitled “Furmanite Selected Unaudited Prospective Financial Information” beginning on page 87. With respect to the unaudited prospective financial forecasts utilized in Lazard’s analyses, including those related to projected synergies and other benefits anticipated by the managements of Team and Furmanite to be realized from the merger, Lazard assumed, with the consent of Furmanite, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Furmanite and Team, respectively, and such projected synergies and other anticipated benefits. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they are based.

In rendering its opinion, Lazard assumed, with the consent of Furmanite, that the merger will be consummated on the terms described in the draft merger agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the consent of Furmanite, that obtaining the necessary governmental, regulatory or third party approvals and consents for the merger will not have an adverse effect on Furmanite, Team or the merger. Lazard further assumed, with the consent of Furmanite, that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Lazard did not express any opinion as to any tax or other consequences that might result from the merger, nor does Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Furmanite obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the exchange ratio provided for in the merger to the extent expressly specified in the opinion) of the merger. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger, or class of such persons, relative to the exchange ratio or otherwise.

Summary of Lazard’s Financial Analyses

The following is a summary of the material financial analyses reviewed with the Furmanite board in connection with Lazard’s opinion, dated November 1, 2015. The summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Lazard did not draw, in isolation, conclusions from or with regard to any particular factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Considering selected portions of the analyses and reviews in the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Furmanite and Team. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to Furmanite, Team or the merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 30, 2015, and is not necessarily indicative of current or future market conditions.

Comparable Companies Trading Analysis

In performing its comparable companies trading analysis with respect to Furmanite, Lazard reviewed and analyzed selected public companies that it viewed as generally relevant in evaluating Furmanite, based on their market capitalizations, asset portfolios and business strategies. In performing these analyses, Lazard reviewed and analyzed publicly available financial information relating to the selected public companies, and compared such information to the corresponding information for Furmanite. Lazard compared Furmanite to the following public companies (referred to as the “Furmanite selected companies”):

•	Team, Inc.

•	MasTec, Inc.

•	Primoris Services Corporation

•	Matrix Service Company

•	Mistras Group, Inc.

•	Willbros Group, Inc.

For each of the Furmanite selected companies, Lazard calculated and compared, among other things, (i) the ratio of each company’s enterprise value (calculated as the market capitalization of such company based on its closing share price as of October 30, 2015, plus debt, less cash, cash equivalents and marketable securities) to each company’s calendar year 2015 and 2016 estimated earnings before interest, taxes, depreciation and amortization, referred to as “EBITDA.” The financial information for each of the Furmanite selected companies listed above and used by Lazard in its analysis was based on public SEC filings, FactSet Research Systems market prices, FactSet consensus estimates, publicly available Wall Street research and other publicly available information.

Based on its review of the Furmanite selected companies and its experience and professional judgment, Lazard applied a reference range of multiples of 7.0x to 9.0x for enterprise value to estimated 2015 EBITDA and 6.0x to 8.0x for enterprise value to estimated 2016 EBITDA, in each case using the “Base Case” and “Upside Case” scenarios provided to Lazard by Furmanite management, as described in the section entitled “Furmanite Selected Unaudited Prospective Financial Information” beginning on page 87. The results of this analysis implied an equity value range for Furmanite, rounded to the nearest $0.05, of $5.85 to $7.60 using the enterprise value to estimated 2015 EBITDA and a range, rounded to the nearest $0.05, of $5.45 to $7.40 using enterprise value to estimated 2016 EBITDA, in both the Base Case and the Upside Case, as compared to the October 30, 2015 price of $6.95 and the volume weighted average price for the 30-day period ended October 30, 2015 of $6.35.

Team

In performing its comparable companies trading analysis with respect to Team, Lazard reviewed and analyzed selected public companies that it viewed as generally relevant in evaluating Team, based on their market capitalizations, asset portfolios and business strategies. In performing these analyses, Lazard reviewed and analyzed publicly available financial information relating to the selected public companies, and compared such information to the corresponding information for Team. Lazard compared Team to the following public companies (referred to as the “Team selected companies”):

•	Furmanite Corporation

•	MasTec, Inc.

•	Primoris Services Corporation

•	Matrix Service Company

•	Mistras Group, Inc.

•	Willbros Group, Inc.

For each of the Team selected companies, Lazard calculated and compared, among other things, the ratio of each company’s enterprise value to each company’s calendar year 2015 and 2016 estimated EBITDA. The financial information for each of the Team selected companies listed above and used by Lazard in its analysis was based on public SEC filings, FactSet Research Systems market prices, FactSet consensus estimates, publicly available Wall Street research and other publicly available information.

Based on its review of the Team selected companies and its experience and professional judgment, Lazard applied a reference range of multiples of 8.5x to 10.5x for enterprise value to estimated 2015 EBITDA and 7.5x to 9.25x for enterprise value to estimated 2016 EBITDA. In each case, Lazard estimated EBITDA using Team projections as adjusted by Furmanite. The results of this analysis implied an equity value range for Team, rounded to the nearest $0.05, of $30.60 to $41.20 using the enterprise value to estimated 2015 EBITDA and a range, rounded to the nearest $0.05, of $28.30 to $38.25 using enterprise value to estimated 2016 EBITDA, as compared to the October 30, 2015 price of $35.00 and the volume weighted average price for the 30-day period ended October 30, 2015 of $34.36.

Implied Exchange Ratio

Lazard then calculated implied exchange ratio reference ranges by dividing the low end of the implied per share equity value reference range for Furmanite, by the high end of the implied per share equity value reference range for Team, in each case as determined by the comparable companies trading analyses, and by dividing the high end of the implied per share equity value reference range for Furmanite, by the low end of the implied per share equity value reference range for Team, in each case as determined by the comparable companies trading analyses. This analysis indicated the range of implied exchange ratios set forth below, in both the Base Case and the Upside Case, as compared to the exchange ratio of 0.215x:

Implied Exchange Ratio
Enterprise Value to Estimated 2015 EBITDA	0.142x to 0.248x
Enterprise Value to Estimated 2016 EBITDA	0.142x to 0.261x

Discounted Cash Flow Analysis

Furmanite

Lazard performed a discounted cash flow analysis of Furmanite to calculate the estimated net present value of (1) the stand-alone unlevered, after-tax free cash flows that Furmanite was projected to generate in calendar year 2016 through calendar year 2020, based on both the Base Case and Upside Case projections provided by the management of Furmanite; and (2) the terminal value for Furmanite. The terminal value for Furmanite was calculated using terminal EBITDA multiples ranging from 7.0x to 9.0x, which were selected by Lazard using its professional judgment and expertise, utilizing historical and current enterprise value to EBITDA trading multiples calculated for Furmanite as well as the Furmanite selected companies. The range of terminal EBITDA multiples for Furmanite was then applied to the estimated 2020 EBITDA for Furmanite to obtain the terminal value for Furmanite. The estimated future cash flow and the terminal value for Furmanite were discounted to present value using discount rates ranging from 8.0% to 10.0%, which were based on Furmanite’s weighted average cost of capital. Lazard took the sum of the present value ranges for Furmanite’s future cash flows and terminal value to calculate a range of implied enterprise values. Lazard then subtracted the net debt for Furmanite, and calculated a range, rounded to the nearest $0.05, of implied per share equity value for Furmanite common stock of $8.85 to $11.70 in the Base Case and $9.30 to $12.30 in the Upside Case.

Team

Lazard performed a discounted cash flow analysis of Team to calculate the estimated net present value of (1) the stand-alone unlevered, after-tax free cash flows that Team was projected to generate in calendar year 2016 through calendar year 2019; and (2) the terminal value for Team. The estimated future cash flow for Team was based on Team’s management projections as adjusted by Furmanite management. The terminal values for Team was calculated using terminal EBITDA multiples ranging from 8.5x to 10.5x, which were selected by Lazard using its professional judgment and expertise, utilizing enterprise value to EBITDA trading multiples calculated for Team as well as the Team selected companies. The range of terminal EBITDA multiples for Team was then applied to the estimated 2019 EBITDA for Team to obtain the terminal value for Team. The estimated future cash flow and the terminal value for Team were discounted to present value using discount rates ranging from 7.0% to 9.0%, which were based on Team’s weighted average cost of capital. Lazard took the sum of the present value ranges for Team’s future cash flows and terminal value to calculate a range of implied enterprise values. Lazard then subtracted the net debt for Team, and calculated a range, rounded to the nearest $0.05, of implied per share equity value for Team common stock of $44.20 to $60.50.

Implied Exchange Ratio

Lazard then calculated an implied exchange ratio reference range by dividing the low end of the implied per share equity value reference range for Furmanite, by the high end of the implied per share equity value reference range for Team, in each case indicated by the discounted cash flow analyses and by dividing the high end of the implied per share equity value reference range for Furmanite, by the low end of the implied per share equity value reference range for Team, in each case indicated by the discounted cash flow analyses. This analysis indicated a range of implied exchange ratios of 0.146x to 0.265x for the Base Case and 0.154x to 0.278x for the Upside Case, as compared to the exchange ratio provided for in the merger of 0.215x.

“Has-Gets” Analysis From the Perspective of the Furmanite Stockholders

Utilizing the financial information described above, Lazard compared the stand-alone per share value of Furmanite to the pro forma per share value of the combined company after giving effect to the merger, including (1) realization of projected synergies of approximately $10.5 million in 2016 and $21 million per year in 2017 and beyond, as provided to Lazard by Furmanite and Team managements; (2) a 27% / 73% ownership split of the combined company by former Furmanite stockholders and former Team stockholders, respectively; and (3) the inclusion of estimated transaction costs of $15 million. Lazard performed a discounted cash flow analysis of the projected synergies to calculate the estimated present value, as of January 1, 2016, of the unlevered free cash flows that the projected synergies were forecasted to generate on a net basis during the fiscal years 2016 through 2020, calculated the estimated terminal value for the projected synergies by applying a perpetual growth rate of 2.00% and discounted the unlevered free cash flows and terminal values to present value utilizing a blended weighted average cost of capital of 8.3%. Lazard used the above assumptions for calculating (a) an estimated premium of 19.5% to Furmanite stockholders in the Base Case and 15.0% to Furmanite stockholders in the Upside Case based on a discounted cash flow analysis utilizing the midpoint of the terminal EBITDA multiples and the discount rates of the discounted cash flow analyses described above, and (b) an estimated premium of 30.1% to Furmanite stockholders based on an EV/EBITDA analysis utilizing the midpoint of the 2015 EV/EBITDA multiple of the comparable company trading analyses described above.

Selected Precedent Transactions Analysis

Lazard reviewed and analyzed certain publicly available financial information for selected precedent merger and acquisition transactions since 2010 involving industrial services companies that Lazard believed, based on its experience with companies in the industrial services industry, to be relevant for purposes of this analysis.

Although none of the selected precedent transactions or the companies party to such transactions are directly comparable to the merger or to Furmanite, the transactions were chosen because they involve targets that, for purposes of analysis, may be considered to operate in similar industry as Furmanite. The transactions reviewed were:

Closing Date	Acquirer	Target	Transaction Size ($ in millions)
7/7/2015	Team, Inc.	Qualspec Group	$265
3/13/2015	L.B. Foster Co.	IOS Holdings	227
5/8/2014	ShawCor Ltd.	Desert NDT	264
11/26/2013	Clayton, Dubilier & Rice	Brand Harsco	N/A
10/3/2013	Intertek	Global X-Ray & Testing Corp.	73
9/6/2013	SPIE SA	HTFM GmbH	329
7/29/2013	EMCOR Group	RepconStrickland Inc.	455
6/10/2013	Keller Group	North American Piling	223
5/30/2013	MasTec	Big Country Energy Services	150
4/11/2013	Ferd Capital	Aibel AS	1,507
3/29/2013	Arbor-Crowley (AZZ)	Aquilex Specialty Repair and Overhaul	277
5/11/2011	Clayton, Dubilier & Rice	SPIE	3,002
4/21/2011	Carillion plc	Eaga Plc	508
4/20/2011	Wood Group	Production Services Network (PSN)	955
3/31/2011	Vectren Infrastructure Services	Minnesota Limited	83
11/3/2010	Team, Inc.	Quest Integrity Group LLC	43
7/13/2010	The Churchill Corporation	Seacliff Construction Corp.	306
7/1/2010	Willbros Group Inc.	InfrastruX Group, LLC	605
6/14/2010	AZZ Incorporated	North American Galvanizing & Coatings	104

For each of the transactions for which information was publicly available, Lazard compared the enterprise value implied by the purchase price in each transaction as a multiple of EBITDA for the target company based on the most recently available public information at the time of announcement of the relevant transaction. The overall estimated EBITDA multiples observed for the selected industrial services transactions were as follows:

Enterprise Value/EBITDA
Minimum	5.9x
Mean	8.4x
Median	8.5x
Maximum	11.0x

Based on its review of the selected precedent transactions and its experience and professional judgment, Lazard then applied a reference range of multiples of 7.0x to 9.5x to the 2015 estimated EBITDA for Furmanite for each of the Base Case and the Upside Case. Lazard then calculated a range, rounded to the nearest $0.05, of implied equity values for Furmanite common stock of $5.85 to $8.05 for each of the Base Case and the Upside Case.

Other Analyses

The analyses and data described below were presented to the Furmanite board for informational purposes only and did not provide the basis for the rendering of Lazard’s opinion.

Historical Trading Price Analysis

Lazard reviewed the range of trading prices for Furmanite common stock and Team common stock for the 52 weeks ended October 30, 2015. Lazard observed that, during this period, the daily closing prices of Furmanite common stock ranged from $5.94 to $9.10 per share, and the daily closing prices of Team common stock ranged from $31.66 to $46.49 per share. Lazard also reviewed the range of trading prices for Furmanite common stock and Team common stock for the five-year period ended October 30, 2015. Lazard observed that, during this period, the closing prices of Furmanite common stock ranged from $3.72 to $12.56 per share, and the closing prices of Team common stock ranged from $19.65 to $47.62 per share. Lazard also reviewed the volume weighted average prices of Furmanite and Team for the periods ended October 30, 2015 as set forth below:

Applicable Period	Furmanite	Team
VWAP for 10 day period	$6.45	$33.53
VWAP for 20 day period	$6.53	$33.71
VWAP for 30 day period	$6.35	$34.36
VWAP for 60 day period	$6.52	$37.63
VWAP for 90 day period	$6.72	$38.99

Historical Exchange Ratio Analysis

Lazard reviewed the range of trading prices for Furmanite common stock and Team common stock during various periods ended October 30, 2015, and calculated historical exchange ratios implied by the average of the results of dividing the Furmanite daily closing price during the relevant period by the Team daily closing price during such period. The table set forth below lists the implied exchange ratios for these periods, as compared to the exchange ratio of 0.215x and the then-current exchange ratio as of October 30, 2015 of 0.199x:

Applicable Period	Average Exchange Ratio
Closing Price for 10 day period	0.193x
Closing Price for 30 day period	0.185x
Closing Price for six month period	0.184x
Closing Price for one year period	0.184x
Closing Price for three year period	0.203x
Closing Price for five year period	0.220x

Analyst Price Targets

Lazard reviewed recently available equity analyst price targets based on Wall Street equity research reports prepared by two equity analysts covering Furmanite and five equity analysts covering Team. Lazard observed target prices that ranged from $7.50 to $11.00 for Furmanite and $38.00 to $45.00 for Team.

Contribution Analysis

Lazard observed the implied ownership based on relative contributions of Furmanite and Team to the following estimated financial metrics of the combined company (the below data is applicable to both the Base Case and Upside Case projections, unless otherwise indicated) based on Furmanite’s estimates of Team’s forecasts and Team’s forecasts:

Implied Ownership Based on Contribution
Metric	Furmanite	Team	Implied Exchange Ratio
Enterprise Value	20.6%	79.4%	0.199x
Adjusted EBITDA:
2016E - Furmanite Estimates	22.9%	77.1%	0.233x
2016E - Team Estimates	22.0%	78.0%	0.219x
2017E - Furmanite Estimates	24.4%	75.6%	0.256x
2017E - Team Estimates	23.1%	76.9%	0.235x
2018E - Furmanite Estimates	24.3%	75.7%	0.254x
2018E - Team Estimates	22.9%	77.1%	0.232x
2019E - Furmanite Estimates (Base Case)	23.6%	76.4%	0.242x
2019E - Team Estimates (Base Case)	22.0%	78.0%	0.219x
2019E - Furmanite Estimates (Upside Case)	24.0%	76.0%	0.248x
2019E - Team Estimates (Upside Case)	22.4%	77.6%	0.224x
Market Value of Equity:
Market Value of Equity (October 30, 2015)	25.7%	74.3%	0.199x
Market Value of Equity (VWAP for the 30-day period ended October 30, 2015)	24.3%	75.7%	0.185x
Net Income
2016E - Furmanite Estimates	22.3%	77.7%	0.165x
2016E - Team Estimates	20.9%	79.1%	0.152x
2017E - Furmanite Estimates	24.5%	75.5%	0.186x
2017E - Team Estimates	22.5%	77.5%	0.167x
2018E - Furmanite Estimates	24.4%	75.6%	0.186x
2018E - Team Estimates	22.6%	77.4%	0.167x
2019E - Furmanite Estimates (Base Case)	23.1%	76.9%	0.172x
2019E - Team Estimates (Base Case)	21.0%	79.0%	0.153x
2019E - Furmanite Estimates (Upside Case)	23.6%	76.4%	0.178x
2019E - Team Estimates (Upside Case)	21.6%	78.4%	0.158x

Lazard noted to the Furmanite board that the implied ownership based on the contribution analysis was a purely mathematical calculation that did not include projected synergies and other benefits, nor did it reflect a number of qualitative factors used in valuing Furmanite, Team and the combined company, including, among other things, the relative business mix of each company and the valuations ascribed to different service lines within each of Furmanite and Team.

Bid Premiums Analysis

Lazard performed a bid premiums analysis based on premiums paid in U.S. merger and acquisition transactions since January 1, 2013 involving U.S. listed public companies with a transaction value between $250 million and $500 million, based on data from FactSet Research Systems. Lazard observed premiums to the 1-day “unaffected” share price (the share price prior to rumors of the announcement or the announcement date of the transaction) ranging from 15% to 48% across the data set in the first to the third quartile of such transactions. Based on the foregoing analyses, Lazard applied a range of premiums from 15% to 48% to Furmanite’s closing share price on October 30, 2015 to calculate an implied equity value per share range for Furmanite of $7.99 to $10.29 in both the Base Case and the Upside Case.

Miscellaneous

In connection with Lazard’s services as financial advisor, Furmanite agreed to pay Lazard an aggregate fee for such services of approximately $4.1 million, $1.0 million of which was paid upon the rendering of Lazard’s opinion, and the remainder of which is contingent upon the closing of the merger. Furmanite also agreed to reimburse Lazard for certain reasonable expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard’s engagement.

Lazard has in the past provided certain financial advisory services to Team, including assisting Team in evaluating a possible acquisition of Furmanite during the period from 2009-2010. Lazard has not been engaged to provide financial advisory services to Team during the last two years. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Furmanite and Team for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Furmanite and Team and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard prepared these analyses solely for purposes of, and the analyses were delivered to the Furmanite board in connection with, the provision of its opinion to the Furmanite board as to the fairness from a financial point of view of the exchange ratio to the holders of Furmanite common stock (other than the excluded holders). Lazard did not recommend any specific exchange ratio to the Furmanite board or that any given exchange ratio constituted the only appropriate exchange ratio for the merger. Lazard’s opinion and analyses were only one of many factors taken into consideration by the Furmanite board in its evaluation of the merger. Consequently, the analyses described above should not be viewed as determinative of the views of the Furmanite board or Furmanite’s management with respect to the exchange ratio provided for in the merger or as to whether the Furmanite board would have been willing to determine that a different exchange ratio or consideration was fair.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and securities services. Lazard was selected to act as Furmanite’s financial advisor because of its qualifications, experience and reputation in investment banking and mergers and its familiarity with the industrial services business.

Furmanite Selected Unaudited Prospective Financial Information

Furmanite does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Furmanite is including this unaudited prospective financial information that was made available to Furmanite’s board of directors, Team and its management, Lazard and Baird in connection with each of their evaluation of the merger. The inclusion of this information should not be regarded as an indication that any of Furmanite, Team, Lazard, Baird or any other recipient of this information considered, or now considers, these projections to be necessarily predictive of actual future results. In the view of Furmanite’s management, this unaudited prospective financial information (at the time that it was prepared) was prepared on a reasonable basis, reflected the best currently available estimates and judgments at the time it was prepared, and presented, to the best of Furmanite’s management’s knowledge and belief, the expected course of action and the expected future financial performance of Furmanite on a standalone basis and not considering the impact of the merger. This information is not fact and readers of this document are cautioned not to place undue reliance on the prospective financial information.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Team stockholders and Furmanite stockholders are urged to review Furmanite’s SEC filings for a description of risk factors with respect to Furmanite’s business. See “Cautionary Statement Regarding

Forward-Looking Statements” beginning on page 31 of this joint proxy statement/prospectus and “Where You Can Find More Information” beginning on page 150 of this joint proxy statement/prospectus. The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published rules or guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP (although projections are prepared on an accounting basis consistent with Furmanite’s financial statements). Neither Furmanite’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the unaudited prospective financial information. The report of Furmanite’s independent registered public accounting firm contained in Furmanite’s Current Report on Form 8-K filed on December 17, 2015, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of Furmanite. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

The following table presents selected unaudited prospective financial data for the fiscal years ending 2015 through 2020 as prepared by Furmanite management in connection with the proposed transaction. Team and the other potential counterparties were provided with a set of unaudited prospective financial data in August 2015, which are referred to as the “August Case.” The August Case included one set of data which assumed that Furmanite divested its FTS division, and one set of data that assumed no divestiture. In September 2015, Team and the other potential counterparties were provided with updated unaudited prospective financial data for 2015 and which we refer to as the “September Case.” The September Case included the FTS division in Furmanite’s results. The August Case and the September Case were the final projections provided to Team and other potential bidders. In October, Furmanite management updated the unaudited prospective financial data provided to Lazard to reflect Furmanite’s results to date in 2015 and management’s current expectations, excluding the FTS division and adjusted for certain non-recurring items and other pro forma assumptions, and used this updated data to develop a set of unaudited prospective financial data (which are referred to as the “Base Case”) and a set of unaudited prospective financial data that assumed more robust growth in 2019 and 2020 (which are referred to as the “Upside Case”). The Base Case and the Upside Case were identical for 2015 through 2018. Furmanite’s projections of Team’s results through 2019 were based on publicly available information as well as from its due diligence efforts.

Furmanite Projections—August Case (including FTS)

	($ in millions)
	Fiscal Year Ended December 31,
	2015	2016	2017	2018	2019	2020
Revenue	535.6	563.9	597.8	633.6	671.7	712.0
EBITDA	39.5	47.6	54.0	61.3	68.4	75.9
EBIT	26.6	34.4	40.5	48.1	54.8	62.9
Adjusted EBITDA	45.1	48.6	54.0	61.3	68.4	75.9

Furmanite Projections—August Case (FTS divestiture)

	($ in millions)
	Fiscal Year Ended December 31,
	2015	2016	2017	2018	2019	2020
Revenue	429.5	455.2	486.3	519.4	554.6	591.9
EBITDA	39.8	47.0	53.2	60.3	67.4	74.9
EBIT	28.3	35.0	40.5	47.7	54.1	62.2
Adjusted EBITDA	45.4	48.0	53.2	60.3	67.4	74.9

Furmanite Projections—September Case

($ in millions)
Fiscal Year Ended December 31,
2015
Revenue	522.6
EBITDA	36.2
EBIT	22.8
Adjusted EBITDA	40.8

Furmanite Projections—Base Case

	($ in millions)
	Fiscal Year Ended December 31,
	2015	2016	2017	2018	2019	2020
Revenue	400.0	414.1	436.8	460.9	487.5	519.8
EBITDA	21.8	37.6	46.4	52.0	55.8	61.7
EBIT	8.9	24.2	32.5	37.7	40.1	45.8
Net Income	4.4	15.1	20.4	24.0	25.6	29.5
Adjusted EBITDA	34.4	37.6	46.4	52.0	55.8	61.7

Furmanite Projections—Upside Case

	($ in millions)
	Fiscal Year Ended December 31,
	2015	2016	2017	2018	2019	2020
Revenue	400.0	414.1	436.8	460.9	491.1	530.2
EBITDA	21.8	37.6	46.4	52.0	57.0	65.4
EBIT	8.9	24.2	32.5	37.7	41.3	49.5
Net Income	4.4	15.1	20.4	24.0	26.4	32.0
Adjusted EBITDA	34.4	37.6	46.4	52.0	57.0	65.4

Furmanite’s Projections of Team

	($ in millions)
	Fiscal Year Ended May 31,
	2015	2016	2017	2018	2019
Revenue	1,032.7	1,102.6	1,203.4	1,314.3	1,437.5
EBITDA	116.0	126.2	143.6	162.1	181.0
EBIT	82.7	90.0	104.9	120.7	136.5
Net Income	48.4	52.6	63.0	74.0	85.3

Adjusted EBITDA is a financial measure not calculated in accordance with GAAP. Furmanite’s Adjusted EBITDA excludes, for all periods presented above, the impacts of actual and estimated incremental professional fees and other costs associated with both Furmanite’s 2015 annual meeting of stockholders as well as its exploration of strategic alternatives, the latter ultimately leading to the proposed merger. For the two August cases, Furmanite’s Adjusted EBITDA for 2015 includes an adjustment to reflect certain insurance-related benefits expected to be received related to claims in progress and for 2015 and 2016 excludes estimated non-recurring costs associated with the expected divestiture of a business. For the Base Case and Upside Case, Furmanite’s Adjusted EBITDA also includes for 2015 the reversal of EBITDA impacts of certain pro forma adjustments affecting 2015 revenues, EBITDA, EBIT and Net Income figures presented related to potential operational initiatives Furmanite was considering assuming no transaction were to occur, as well as certain non-recurring costs associated with the divestiture of a business. Furmanite management believes that excluding these impacts provides additional meaningful and comparable information and is useful in comparing the operational trends that are more representative of core operations.

Furmanite and Team may calculate certain non-GAAP financial metrics including adjusted earnings per share, adjusted EBITDA and adjusted EBIT using different methodologies. To the extent required, Furmanite has made conforming methodology changes to the financial data received from Team. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this joint proxy statement/prospectus with respect to the opinions of the financial advisors to Team and Furmanite may not be directly comparable to one another.

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” beginning on page 32 of this joint proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31 of this joint proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of Team and/or Furmanite and will be beyond the control of the combined company. There can be no assurance that any of the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially and adversely, from those reflected in the unaudited prospective financial information, whether or not the merger is completed.

In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of Furmanite that the management of Furmanite believed were reasonable at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the merger. Team stockholders and Furmanite stockholders are urged to review Furmanite’s most recent SEC filings for a discussion of the factors that affect the reported and anticipated results of operations, financial condition and capital resources of Furmanite.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by Team, Furmanite or any other person to any Team stockholder or any Furmanite stockholder regarding the ultimate performance of Furmanite compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

FURMANITE DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Board of Directors Following the Merger

Pursuant to the merger agreement, promptly following the merger, Jeffery G. Davis, Furmanite’s Interim Executive Chairman of the Board, President and Chief Executive Officer, will be appointed to the Team board of directors. Mr. Davis will serve on the Team board of directors until the earlier of his resignation or removal or until his successor is duly elected or qualified, as the case may be.

Interests of the Directors and Executive Officers of Team

In considering the recommendation of the Team board of directors that Team stockholders vote to approve the share issuance proposal, you should be aware that some of Team’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, their interests as Team stockholders. The board of directors of Team was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and in recommending the approval of the share issuance proposal and the Team adjournment proposal.

Team’s directors and executive officers will not receive any special compensation the payment of which is contingent upon completion of the merger. Certain of Team’s executive officers may receive future compensation under Team’s executive compensation programs attributable to additional responsibilities in connection with the merger and subsequent integration process. Team’s director and executive compensation programs are described in further detail in Team’s Proxy Statement on Schedule 14A, filed with the SEC on August 21, 2015 and incorporated herein by reference.

Interests of the Directors and Executive Officers of Furmanite

In considering the recommendation of Furmanite’s board of directors that you vote to approve the merger proposal, you should be aware that Furmanite’s directors and executive officers have economic interests in the merger that are different from, or in addition to, those of Furmanite’s stockholders generally. Furmanite’s board of directors was aware of these interests and considered them, among other matters, in reaching its decision to approve and declare advisable the merger and the merger agreement and resolving to recommend that Furmanite’s stockholders approve the merger. The merger will be a “change in control” of Furmanite for purposes of the Furmanite compensation and benefit plans and agreements described below.

Equity Compensation

Treatment of Stock Options

At the effective time, each Furmanite stock option that is outstanding immediately prior to the effective time, whether vested or unvested, will (i) if such stock option is a specified award (as defined under “—Acceleration of Vesting” below), become vested in full pursuant to the terms of the merger agreement and (ii) be converted into an option to purchase shares of Team common stock, on the same terms and conditions as were applicable to such Furmanite stock option immediately prior to the effective time (except for certain additional exercise provisions described below and certain additional vesting provisions described under “—Acceleration of Vesting” below) (referred to as “converted Team options”). The number of shares of Team common stock (rounded down to the nearest whole number of shares) subject to each converted Team option will equal the product of (A) the number of shares of Furmanite common stock subject to the Furmanite stock option immediately prior to the effective time of the merger (with such number determined by deeming any applicable performance conditions to be satisfied in full) multiplied by (B) the exchange ratio, and the exercise price per share (rounded up to the nearest whole cent) of each converted Team option will be determined by dividing (1) the per share exercise price of the Furmanite stock option immediately prior to the effective time of the merger by (2) the exchange ratio. Furmanite and Team have agreed that all vested converted Team options will remain exercisable following the holder’s termination of employment until the earlier to occur of the date that is six months following such termination of employment and the original expiration date of the stock option.

Treatment of Restricted Stock Units and Performance Stock Units

At the effective time, each Furmanite restricted stock unit and performance stock unit that is outstanding immediately prior to the effective time that is not a specified award (as defined under “—Acceleration of Vesting” below) will be converted into a Team restricted stock unit, with the same terms and conditions as were applicable under such Furmanite restricted stock unit or performance stock unit, as applicable, immediately prior to the effective time (except that the performance-based vesting conditions applicable to the performance stock units immediately prior to the effective time shall not apply from and after the effective time and except for certain additional vesting provisions described under “—Acceleration of Vesting” below), and relating to the number of shares of Team common stock (rounded to the nearest whole number of shares), determined by multiplying (i) the number of shares of Furmanite common stock subject to such restricted stock unit or performance stock unit, as applicable, immediately prior to the effective time (with the number of shares determined, for the purposes of each performance stock unit, by deeming the applicable performance-based vesting condition to have been achieved at the maximum level) by (ii) the exchange ratio.

At the effective time, each Furmanite restricted stock unit and performance stock unit that is outstanding immediately prior to the effective time that is a specified award (as defined under “—Acceleration of Vesting” below) will vest in full (and in the case of a Furmanite performance stock unit, the applicable performance-based vesting condition will be deemed to have been achieved at the maximum level), and the holder will be entitled to receive the number of shares of Team common stock (rounded to the nearest whole number of shares), determined by multiplying (i) the number of shares of Furmanite common stock subject to such restricted stock unit or performance stock unit, as applicable, immediately prior to the effective time (with the number of shares determined, for the purposes of each performance stock unit, by deeming the applicable performance-based vesting condition to be achieved at the maximum level) by (ii) the exchange ratio, less any applicable taxes required to be withheld as provided under the merger agreement.

Treatment of Restricted Shares

At the effective time, each restricted share of Furmanite common stock that is outstanding immediately prior to the effective time will vest in full and become free of restrictions and the holder thereof will become entitled to receive the merger consideration with respect to such restricted share, less any applicable taxes required to be withheld as provided in the merger agreement. Each of Jeffery G. Davis, David E. Fanta and John K.H. Linnartz is entitled to receive an additional grant of 10,000 Furmanite restricted shares immediately prior to the closing of the merger pursuant to an existing agreement with Furmanite, with vesting occurring concurrently with the completion of the merger.

Acceleration of Vesting

For purposes of the description above, “specified award” means 50% of each Furmanite option, restricted stock unit award and performance stock unit award held by an individual who was identified as a specified key employee by mutual agreement of Furmanite and Team and who has satisfied certain conditions prior to the effective time of the merger. No specified key employee is an executive officer of Furmanite.

Furmanite and Team have agreed that each unvested converted Team option, restricted stock unit award and performance stock unit award, in each case held by an individual who was identified as a key employee by mutual agreement of Furmanite and Team (including each specified key employee) and who has satisfied certain conditions prior to the effective time of the merger, will vest in full upon a termination without cause or resignation for good reason within one year following the effective time of the merger.

Pursuant to the terms of Mr. Milliron’s separation agreement, as described under “Separation and Consulting Agreements with Joseph E. Milliron” below, all of Mr. Milliron’s outstanding and unvested options, restricted stock unit awards and performance stock unit awards became vested in full upon his retirement on November 1, 2015, and in the case of restricted stock unit awards and performance stock unit awards, were settled promptly thereafter in shares of Furmanite common stock, less amounts withheld to satisfy tax withholding obligations. At the effective time of the merger, each option, restricted stock unit award and performance stock unit award that is held by a named executive officer other than Mr. Milliron will vest in full pursuant to the terms of the officers’ change in control agreements. See “—Change in Control Agreements with Joseph E. Milliron, Robert S. Muff and William F. Fry” below. See the section entitled “—Quantification of Potential Payments and Benefits to Furmanite’s Named Executive Officers in Connection with the Merger” beginning on page 95 of this joint proxy statement/prospectus for an estimate of the value of the unvested equity awards held by Mr. Milliron that become vested upon his retirement, and an estimate of the value of the unvested equity awards held by each of Furmanite’s named executive officers, other than Mr. Milliron, that will become vested at the effective time of the merger. The estimated aggregate value, based on a price per share of Furmanite common stock of $8.07 (which is the average closing price per share of Furmanite’s common stock as quoted on the NYSE over the first five business days following the first public announcement of the merger on November 2, 2015) and assuming the effective time of the merger occurs on December 16, 2015, of the unvested restricted shares held by Furmanite’s directors (other than Mr. Milliron) that will become vested at the effective time of the merger (including, with respect to each of Messrs. Davis, Fanta and Linnartz, the 10,000 additional shares to be granted to such director immediately prior to the closing) is $1,097,520.

Change in Control Agreements with Joseph E. Milliron, Robert S. Muff and William F. Fry

Each named executive officer of Furmanite is party to a change in control agreement with Furmanite. As described below, Mr. Milliron became entitled to receive the payments and benefits provided under his change in control agreement as a result of his retirement on November 1, 2015, in accordance with the separation agreement entered into between Mr. Milliron and Furmanite concurrently with the merger agreement.

Pursuant to each change in control agreement, upon the occurrence of a change in control, each named executive officer of Furmanite is entitled to full accelerated vesting of all equity-based incentive awards, including both time-based and performance-based equity awards. In addition, each change in control agreement provides that, upon (i) a termination of employment without “cause” or resignation for “good reason” within six months following a change in control, (ii) a resignation for any reason that occurs, with respect to Mr. Milliron, concurrently with the change in control or, with respect to Messrs. Muff and Fry, within 30 days following the change in control, or (iii) in certain circumstances, a termination without cause or resignation for good reason that occurs prior to and in connection with a change in control or potential change in control (each, a “qualifying termination”), the named executive officer will be entitled to receive the following severance payments and benefits:

•	a lump sum cash severance payment equal to 2.99 times the named executive officer’s highest annualized base compensation immediately prior to the change in control, the first event constituting good reason (if applicable) or the qualifying termination, whichever is greatest;

•	the undiscounted value of any contributions that Furmanite would have made to Furmanite’s 401(k) plan on the named executive officer’s behalf for a period of three years following the qualifying termination;

•	three years of continued welfare benefits for the named executive officer and his dependents; or

•	a lump sum cash payment in an amount equal to the cost of the named executive officer’s perquisites in effect prior to the qualifying termination for the remainder of the calendar year in which the qualifying termination occurs and an additional three calendar years thereafter.

The change in control agreements provide that each named executive officer is required to reasonably cooperate with Furmanite in good faith to achieve a mutually acceptable methodology for minimizing the excise tax imposed on the payments and benefits to the named executive officer in connection with a change in control by reasons of Sections 4999 and 280G of the Code; however, to the extent that such excise tax cannot be avoided, the named executive officer will be reimbursed for the excise tax in a manner that places him in the same after-tax economic position that he would have been in had no excise tax been imposed. In addition, pursuant to the terms of each change in control agreement, Furmanite will reimburse each named executive officer’s legal fees, including any taxes thereon, to the extent that he incurs such legal fees in disputing, in good faith, any issue relating to his termination of employment, in seeking in good faith to obtain or enforce any benefit or right provided under the change in control agreement, or in connection with any tax audit or proceeding to the extent attributable to the application of Section 4999 of the Code to any payment or benefit under the change in control agreement.

See the section entitled “—Quantification of Potential Payments and Benefits to Furmanite’s Named Executive Officers in Connection with the Merger” beginning on page 95 of this joint proxy statement/prospectus for an estimate of the value of the severance payments and benefits paid or payable to Furmanite’s named executive officers, in the case of Mr. Milliron, upon his retirement on November 1, 2015, and in the case of Messrs. Muff and Fry, upon a qualifying termination, as defined, following the effective time of the merger.

Separation and Consulting Agreements with Joseph E. Milliron

Concurrently with the execution of the merger agreement, on November 1, 2015 Furmanite entered into a separation agreement and into a consulting and release agreement with Mr. Milliron, pursuant to which Mr. Milliron retired from employment with Furmanite, effective November 1, 2015. Pursuant to the separation agreement, Furmanite and Mr. Milliron agreed that Mr. Milliron’s retirement would be treated as a qualifying termination for purposes of his change in control agreement and Mr. Milliron became entitled to receive, in connection with his retirement, the severance payments and benefits provided under his change in control agreement, as well as accelerated vesting of his outstanding Furmanite equity compensation awards. Pursuant to the consulting and release agreement, Mr. Milliron has agreed to provide consulting services to Furmanite through August 31, 2016, in exchange for a monthly fee of $25,000, has agreed to a non-competition covenant through March 31, 2016, and has executed a release of claims in favor of Furmanite.

Bonus for Mr. Davis

Mr. Davis, Furmanite’s Interim President and Chief Executive Officer, is entitled to receive a one-time cash bonus of $250,000, payable upon the effective time of the merger, subject to Mr. Davis’s continued employment at that time.

Director Fees

Immediately prior to the effective time of the merger, each director of the Company (other than Messrs. Milliron and Davis) will receive a lump sum cash payment in an amount equal to (i) $75,000 (representing one full year of cash director fees), less (ii) the aggregate sum of the quarterly cash fee payments made to such director between May 6, 2015 and the effective time of the merger. The estimated aggregate value of all such payments, assuming the effective time of the merger occurs on December 16, 2015, is $187,500.

Ownership of Team Common Stock

Mustang Capital Management, LLC, an investment vehicle for which Mr. Linnartz serves as the sole managing member, owns approximately 69,676 shares of Team common stock.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, Furmanite directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the merger. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Directors’ and Officers’ Insurance and Indemnification” beginning on page 113 of this joint proxy statement/prospectus.

Quantification of Potential Payments and Benefits to Furmanite’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of the Securities and Exchange Commission’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Furmanite that is based on, or otherwise relates to, the merger (“merger-related compensation”). For additional details regarding the terms of the payments and benefits described below, see the discussion under the caption “Interests of the Directors and Executive Officers of Furmanite” above.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the merger. For purposes of calculating such amounts, the following assumptions were used:

•	The relevant price per share of Furmanite common stock is $8.07, which is the average closing price per share of Furmanite’s common stock as quoted on the NYSE over the first five business days following the first public announcement of the merger on November 2, 2015;

•	The effective time of the merger is December 16, 2015, which is the assumed date of the closing of the merger solely for purposes of this merger-related compensation disclosure; and

•	Each named executive officer of Furmanite, other than Joseph E. Milliron, experiences a qualifying termination pursuant to such named executive officer’s change in control agreement immediately following the assumed effective time of the merger of December 16, 2015. For a description of the definition of a qualifying termination under the change in control agreements, see the discussion under the caption “Interests of the Directors and Executive Officers of Furmanite—Change in Control Agreements with Joseph E. Milliron, Robert S. Muff and William F. Fry” above. With respect to Mr. Milliron, the table below includes disclosure of the payments and benefits paid and payable to Mr. Milliron as a result of his retirement on November 1, 2015, which, as discussed above, was treated as a qualifying termination under his change in control agreement in accordance with his separation agreement.

Named Executive Officer	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Tax Reimbursement ($) (4)	Other ($) (5)	Total ($)
Joseph E. Milliron	1,673,000	990,091	N/A	935,556	250,000	3,848,647
Robert S. Muff	1,153,050	564,998	41,000	713,472	N/A	2,472,520
William F. Fry	869,000	326,779	39,000	500,766	N/A	1,735,545

(1)	Cash. Consists of (a) a lump sum cash severance payment equal to 2.99 times the named executive officer’s highest annualized base compensation immediately prior to the qualifying termination; (b) the undiscounted value of any contributions that Furmanite would have made to Furmanite’s 401(k) plan on the named executive officer’s behalf for a period of three years following the qualifying termination; (c) a lump sum cash payment in an amount equal to the cost of the named executive officer’s perquisites in effect prior to the qualifying termination for the remainder of the calendar year in which the qualifying termination occurs and an additional three calendar years thereafter; and (d) solely with respect to Mr. Milliron, pursuant to the terms of his separation agreement, a total of $90,000 in cash in full satisfaction of Furmanite’s obligation to provide continued welfare benefits to Mr. Milliron and his dependents under such agreement. Mr. Milliron is entitled to all such amounts solely as the result of his retirement on November 1, 2015 in accordance with the terms of his separation agreement and therefore such payments are not contingent upon the completion of the merger. With respect to Messrs. Muff and Fry, all such amounts are “double trigger” and are payable only upon a qualifying termination (including any voluntary termination of employment during the 30-day period immediately following the effective time of the merger). The estimated amounts of such payments are shown in the following table:

Named Executive Officer	Severance ($)	401(k) Contributions ($)	Perquisite Value ($)	Welfare Benefit Payment ($)	Total ($)
Joseph E. Milliron	1,500,000	60,000	23,000	90,000	1,673,000
Robert S. Muff	1,121,250	31,800	N/A	N/A	1,153,050
William F. Fry	837,200	31,800	N/A	N/A	869,000

(2)	Equity. Consists of unvested stock options, restricted stock units and performance stock units that, with respect to Mr. Milliron, became vested on his retirement on November 1, 2015 and, with respect to Messrs. Muff and Fry, will become vested as of the effective time of the merger. Note that the amounts presented below for Mr. Milliron are based on the stock price assumption noted above in accordance with Item 402(t) of Regulation S-K and therefore are not representative of the actual value he received as of the date of his retirement. For further details regarding the treatment of Furmanite equity awards in connection with the merger, see “Interests of the Directors and Executive Officers of Furmanite—Equity Compensation”. All such awards are “single trigger”. The estimated values of such awards are shown in the following table:

Named Executive Officer	Stock Options ($)	Restricted Stock Units ($)	Performance Stock Units ($)	Total ($)
Joseph E. Milliron	65,907	378,515	545,669	990,091
Robert S. Muff	54,328	214,595	296,075	564,998
William F. Fry	18,327	126,812	181,640	326,779

(3)	Perquisites/Benefits. Consists of welfare benefits for each of Messrs. Muff and Fry and their respective dependents for three years following a qualifying termination of employment. Such benefits are “double trigger” and are provided only upon a qualifying termination (including any voluntary termination of employment during the 30-day period immediately following the effective time of the merger). The estimated value of the welfare benefits is shown in the following table:

Named Executive Officer	Healthcare Benefits ($)	Total ($)
Joseph E. Milliron	N/A	N/A
Robert S. Muff	41,000	41,000
William F. Fry	39,000	39,000

(4)	Tax Reimbursements. Includes the estimated amount of the gross-up payments for the excise tax imposed on the payments and benefits to the named executive officers in connection with a change in control by reason of Sections 4999 and 280G of the Code. Such payments are “single trigger”. As noted above, such estimates are based on multiple assumptions that may or may not actually occur or be true on the relevant date, and accordingly the actual gross-up payments, if any, may be greater or less than these estimated amounts.
(5)	Other. Consists of the total amount of consulting fees payable to Mr. Milliron pursuant to the terms of his consulting and release agreement.

Regulatory and Third-Party Approvals

The merger is subject to the requirements of the HSR Act, which prevents Team and Furmanite from completing the merger until the waiting period under the HSR Act is terminated or expires. On November 19, 2015, Team and Furmanite filed the requisite notification and report forms under the HSR Act with the DOJ and the FTC. The DOJ and others may challenge the merger on antitrust grounds either before or after expiration or termination of the waiting period. The waiting period under the HSR Act expired at 11:59 p.m. on December 21, 2015.

In addition, Team and Furmanite have agreed to obtain the required approvals from the NRC and certain state governmental authorities having jurisdiction over the possession or use of radioactive materials, with respect to either, at Furmanite’s option, the disposition or transfer to Team one of its affiliates, of all subject licenses held by Furmanite and its subsidiaries prior to the completion of the merger.

Team and Furmanite have each agreed to use their reasonable best efforts to take or cause to be taken all actions and to do, or cause to be done, and assist and cooperate with each other in doing, all things necessary, proper or advisable under law or order to consummate and make effective the merger and the other transactions contemplated by the merger agreement as promptly as practicable, subject to certain exceptions and limitations as described under “The Merger Agreement—Efforts to Complete the Merger.”

Listing, Delisting and Deregistration

It is a condition to the completion of the merger that the shares of Team common stock to be issued in the merger be approved for listing on the NYSE, subject to official notice of issuance. If the merger is completed, Furmanite common stock will cease to be traded or quoted on the NYSE and will subsequently be deregistered under the Exchange Act.

Dissenters’ Rights

Under the DGCL, no dissenters’ or appraisal rights shall be available with respect to the merger or the other transactions contemplated by the merger agreement.

Accounting Treatment of the Merger

Team and Furmanite prepare their respective financial statements in accordance with GAAP. The merger will be accounted for in accordance with ASC 805. The purchase price will be determined based on the number of Team common shares issued and the Team stock price on the date of the merger. The purchase price will also include additional consideration related to converted Furmanite equity awards for amounts attributable to pre-combination services. The purchase price will be allocated to the fair values of tangible and intangible assets acquired and liabilities assumed. Any excess purchase price after this allocation will be assigned to goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually, or more frequently if circumstances indicate potential impairment. The operating results of Furmanite will be part of the combined company beginning on the date of the merger.

Litigation Related to the Merger

On November 5, 2015, and November 18, 2015, purported stockholders in Furmanite filed two complaints challenging the merger in the District Court of Harris County, Texas. Between December 15, 2015, and December 23, 2015, purported stockholders in Furmanite filed three complaints challenging the merger in the Court of Chancery of the State of Delaware. The complaints are captioned Irving S. & Judith Braun v. Furmanite Corp., et al., No. 2015-66620 (Tex. Dist. Ct.); Irving Feldbaum v. Furmanite Corp., et al., No. 2015-68909 (Tex. Dist. Ct.); Juan Gonzalez v. Furmanite Corp., et al., No. 11818 (Del. Ch.); Zahava Rosenfeld v. Furmanite Corp., et al., No. 11822 (Del. Ch.); and Elia Azar v. Milliron, et al., No. 11838 (Del. Ch.). The complaints assert claims against Furmanite’s board of directors, Team, Merger Sub, and, in the case of the Braun, Feldbaum and Gonzalez complaints, Furmanite. The complaints allege that Furmanite’s board of directors violated its fiduciary duties in negotiating the merger and that Team and Merger Sub have aided and abetted the Furmanite board’s alleged violations of fiduciary duty. The Braun, Feldbaum and Gonzalez complaints also allege that Furmanite has aided and abetted the board’s supposed violations of fiduciary duty. As relief, the complaints seek, among other things, an injunction against the merger and an award of attorneys’ fees and costs. Furmanite and Team believe that the complaints are without merit.

THE MERGER AGREEMENT

The following summarizes material provisions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statements/prospectus. Team stockholders and Furmanite stockholders are urged to read the merger agreement carefully and its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding the merger. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference.

In reviewing the merger agreement and this summary, please remember that they have been included to provide you with information regarding the terms of the merger agreement and are not intended to provide any other factual information about Team, Furmanite or any of their respective subsidiaries. The merger agreement contains representations and warranties and covenants by each of the parties to the merger agreement, which are summarized below. The representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by certain confidential disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the merger agreement and described below may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this joint proxy statement/prospectus. In addition, if specific material facts arise that contradict the representations and warranties in the merger agreement, Team or Furmanite, as applicable, will disclose those material facts in the public filings that it makes with the SEC if it determines that it has a legal obligation to do so. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 150.

Terms of the Merger; Effective Time

Each of the Team board of directors and the Furmanite board of directors has approved the merger agreement, which provides that, on the terms and subject to the conditions in the merger agreement, and in accordance with the DGCL, at the effective time of the merger, Merger Sub will merge with and into Furmanite. At the effective time of the merger, the separate corporate existence of Merger Sub will cease and Furmanite will continue as the surviving corporation in the merger as a subsidiary of Team.

The certificate of incorporation of the surviving corporation shall be the certificate of incorporation of Furmanite as in effect immediately prior to the effective time, with such changes as provided for in the merger agreement. The bylaws of Merger Sub as in effect immediately prior to the effective time, but with references to Merger Sub’s name replaced by references to the surviving corporation, will be the bylaws of the surviving corporation. As described in “The Merger—Board of Directors Following the Merger,” Jeffery G. Davis will join Team’s board of directors upon the closing of the merger. Merger Sub’s directors and officers immediately prior to the effective time of the merger will be the directors and officers of the surviving corporation from and after the effective time of the merger.

Completion of the Merger

Unless the parties agree otherwise, the closing of the merger will take place on the second business day after all closing conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the closing, but subject to the satisfaction or waiver of those conditions). The conditions to the closing of the merger are described in the section entitled “—Conditions to Completion of the Merger” beginning on page 114. The merger will be effective at the time that the parties file a certificate of merger with the Secretary of State of the State of Delaware, unless the parties agree to a later time for the completion of the merger and specify that time in the certificate of merger.

Merger Consideration

General

At the effective time of the merger, each share of Furmanite common stock issued and outstanding immediately prior to the effective time (other than shares held by Team, Merger Sub or Furmanite, which will be cancelled) will be converted into the right to receive 0.215 shares of Team common stock, which we refer to as the exchange ratio. The exchange ratio will be appropriately adjusted to reflect the effect of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend with respect to Team common stock or Furmanite common stock having a record date on or after the date of the merger agreement and prior to the earlier of the effective time of the merger or any termination of the merger agreement in accordance with the merger agreement.

Fractional Shares

Furmanite stockholders will not receive any fractional shares of Team common stock in the merger. Instead, each Furmanite stockholder will be entitled to receive a cash payment (without interest) in lieu of any fractional shares of Team common stock it otherwise would have been entitled to receive pursuant to the merger in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the exchange agent for the payment of the merger consideration on behalf of all such holders of the shares of Team common stock that would otherwise be issued to such holders.

Treatment of Stock Options and Other Equity-Based Awards

Treatment of Stock Options

At the effective time, each Furmanite stock option that is outstanding immediately prior to the effective time, whether vested or unvested, will (i) if such stock option is a specified award (as defined under “—Acceleration of Vesting” below), become vested in full pursuant to the terms of the merger agreement and (ii) be converted into an option to purchase shares of Team common stock, on the same terms and conditions as were applicable to such Furmanite stock option immediately prior to the effective time (except for certain additional exercise provisions described below and certain additional vesting provisions described under “—Acceleration of Vesting” below) (referred to as “converted Team stock options”). The number of shares of Team common stock (rounded down to the nearest whole number of shares) subject to each converted Team stock option will equal the product of (A) the number of shares of Furmanite common stock subject to the Furmanite stock option immediately prior to the effective time (with such number determined by deeming any applicable performance conditions to be satisfied in full) multiplied by (B) the exchange ratio, and the exercise price per share (rounded up to the nearest whole cent) of each converted Team stock option will be determined by dividing (1) the per share exercise price of the Furmanite stock option immediately prior to the effective time by (2) the exchange ratio. Furmanite and Team have agreed that all vested converted Team stock options will remain exercisable following the holder’s termination of employment until the earlier to occur of the date that is six months following such termination of employment and the original expiration date of the stock option.

Treatment of Restricted Shares

At the effective time, each restricted share of Furmanite common stock that is outstanding immediately prior to the effective time will vest in full and become free of restrictions and the holder thereof will become entitled to receive the merger consideration with respect to such restricted share, less any applicable taxes required to be withheld as provided in the merger agreement. Each of Jeffery G. Davis, David E. Fanta and John K.H. Linnartz is entitled to receive an additional grant of 10,000 Furmanite restricted shares immediately prior to the closing of the merger pursuant to an existing agreement with Furmanite, with vesting occurring concurrently with the completion of the merger.

Treatment of Restricted Stock Units and Performance Stock Units

At the effective time, each Furmanite restricted stock unit and performance stock unit that is outstanding immediately prior to the effective time that is not a specified award (as defined under “—Acceleration of Vesting” below) will be converted into a Team restricted stock unit, with the same terms and conditions as were applicable under such Furmanite restricted stock unit or performance stock unit, as applicable, immediately prior to the effective time (except that the performance-based vesting conditions applicable to the performance stock units immediately prior to the effective time shall not apply from and after the effective time and except for certain additional vesting provisions described under “—Acceleration of Vesting” below), and relating to the number of shares of Team common stock (rounded to the nearest whole number of shares), determined by multiplying (i) the number of shares of Furmanite common stock subject to such restricted stock unit or performance stock unit, as applicable, immediately prior to the effective time (with the number of shares determined, for the purposes of each performance stock unit, by deeming the applicable performance-based vesting condition to have been achieved at the maximum level) by (ii) the exchange ratio.

At the effective time, each Furmanite restricted stock unit and performance stock unit that is outstanding immediately prior to the effective time that is a specified award (as defined under “—Acceleration of Vesting” below) will vest in full (and in the case of a Furmanite performance stock unit, the applicable performance-based vesting condition will be deemed to have been achieved at the maximum level), and the holder will be entitled to receive the number of shares of Team common stock (rounded to the nearest whole number of shares), determined by multiplying (i) the number of shares of Furmanite common stock subject to such restricted stock unit or performance stock unit, as applicable, immediately prior to the effective time (with the number of shares determined, for the purposes of each performance stock unit, by deeming the applicable performance-based vesting condition to be achieved at the maximum level) by (ii) the exchange ratio, less any applicable taxes required to be withheld as provided under the merger agreement.

Acceleration of Vesting

For purposes of the description above, “specified award” means 50% of each Furmanite stock option, restricted stock unit award and performance stock unit award held by an individual who was identified as a specified key employee by mutual agreement of Furmanite and Team and who has satisfied certain conditions prior to the effective time of the merger.

Furmanite and Team have agreed that each unvested converted Team stock option, restricted stock unit award and performance stock unit award, in each case held by an individual who was identified as a key employee by mutual agreement of Furmanite and Team (including each specified key employee) and who has satisfied certain conditions prior to the effective time of the merger, will vest in full upon a termination without cause or resignation for good reason within one year following the effective time of the merger.

Exchange and Payment Procedures

Prior to the effective time, Team will appoint a nationally recognized financial institution, which is reasonably acceptable to Furmanite, to act as the exchange agent for the payment of the merger consideration. Prior to the effective time, Team will deposit book-entry shares of Team common stock representing the number of whole shares of Team common stock sufficient to deliver the aggregate stock consideration (and/or certificates representing these shares). The book-entry shares and certificates, along with any dividends or distributions that become due to the holders of converted Furmanite common stock, are referred to as the merger fund. The exchange agent will deliver the merger consideration to be issued pursuant to the merger agreement out of the merger fund.

Letter of Transmittal

Team will instruct the exchange agent to mail, as soon as reasonably practicable (and in any event not later than the second business day) after the closing date, to each holder of record of any certificates representing shares of Furmanite common stock a letter of transmittal specifying that delivery will be effected, and risk of loss and title to any certificates representing shares of Furmanite common stock shall pass, only upon delivery of such certificates to the exchange agent. The letter will also include instructions explaining the procedure for surrendering any certificates representing shares of Furmanite common stock in exchange for the merger consideration, cash in lieu of fractional shares and any dividends or other distributions to which such certificates may become entitled.

If a certificate representing shares of Furmanite common stock has been lost, stolen or destroyed, the exchange agent will deliver the consideration payable in respect thereof under the merger agreement upon the making of an affidavit of that fact by the claimant and, if required by Team or the exchange agent, the posting by such claimant of a bond in such reasonable amount as Team or the exchange agent may direct as indemnity against any claim that may be made against it or the surviving corporation with respect to such certificate.

After the effective time of the merger, there will be no further registrations of transfers on the stock transfer books of the surviving corporation of Furmanite common stock.

Termination of Merger Fund; No Liability

Any portion of the merger fund that is undistributed one year after the effective time will be delivered to the surviving corporation, on demand, and any holders of Furmanite common stock who have not surrendered their certificates in compliance with the merger agreement may then look only to the surviving corporation for payment of the shares of Team common stock issuable, or cash payable (in lieu of any fractional shares and any dividends or other distributions), in exchange for such certificates. None of Team, Furmanite, Merger Sub, the surviving corporation or the exchange agent will be liable to any person for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws. Any merger consideration remaining unclaimed by former Furmanite stockholders immediately prior to such time as such amounts would otherwise escheat to or become governmental property shall, to the fullest extent permitted by applicable law, become the property of the surviving corporation free and clear of any claims or interests of any person previously entitled to such amounts.

Investment of the Merger Fund

The exchange agent will invest the cash included in the merger fund as directed by Team. Any such investment of the cash by the exchange agent will be limited to direct short-term securities of, or short-term obligations backed by the full faith and credit of, the United States, commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion. In the event of any losses that affect the amounts payable to holders of certificates representing shares of Furmanite common stock, Team will promptly provide additional funds to the exchange agent for the benefit of the holders of Furmanite common stock. Any interest or other income accrued on or resulting from the foregoing investments will be paid on demand by the exchange agent to Team.

Dividends and Distributions

Holders of Furmanite common stock will be entitled to dividends and other distributions declared or made after the effective time of the merger with respect to shares of Team common stock which they are entitled to receive upon exchange of their Furmanite common stock, but no such dividends or distributions will be paid or made to any holder of Furmanite common stock until such holder has properly surrendered the certificates representing such shares in accordance with the terms of the merger agreement.

Withholding Rights

Team, Furmanite, as the surviving company, and the exchange agent will each be entitled to deduct and withhold any amounts due under applicable tax laws from the amounts that would otherwise become payable under the terms of the merger agreement, and any such withheld amounts that are paid to the appropriate taxing authorities will be treated as having been paid to the person from whom such amounts were originally withheld.

Representations and Warranties

The merger agreement contains representations and warranties made by Furmanite to Team and Merger Sub and by Team and Merger Sub to Furmanite. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect, as described below). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers of the party making the representation or warranty did not have actual knowledge.

The merger agreement provides that a “material adverse effect” with respect to, as applicable, Furmanite (referred to as a “Company Material Adverse Effect”) or Team (referred to as a “Parent Material Adverse Effect”) means any effect, change, development, occurrence or event that has a material adverse effect on the business, condition (financial or otherwise), or results of operations of, as applicable, Furmanite and its subsidiaries or Team and its subsidiaries, in each case taken as a whole, excluding any effect, change, development, occurrence or event resulting from or arising out of:

(1)	the financial, securities or credit markets or general economic, regulatory or political conditions in the United States or any foreign jurisdiction;

(2)	changes or conditions generally affecting the industries, markets or geographical areas in which the applicable party operates and oil, natural gas, condensate or natural gas liquids prices or prices of other commodities;

(3)	geopolitical conditions, the outbreak or escalation of hostilities, civil disobedience, acts of war, sabotage or terrorism or any escalation or worsening of the foregoing or any natural disasters (including hurricanes, tornadoes, floods or earthquakes) or pandemic;

(4)	any failure by the applicable party or its subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any period (provided that the facts and occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been a material adverse effect to the extent permitted by this definition);

(5)	changes or proposed changes in law or authoritative interpretation thereof;

(6)	changes in GAAP or the interpretation thereof;

(7)	the taking of any specific action required or permitted by the merger agreement or consented to by the other party, or the failure to take any specific action prohibited by the merger agreement or to which the other party has failed to consent;

(8)	the market price or trading volume of the applicable party’s securities or credit ratings (provided that the facts and occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been a material adverse effect to the extent permitted by this definition);

(9)	the negotiation, execution, delivery, announcement, pendency or performance of the merger agreement or the merger; and

(10)	any action taken by the other party or its affiliates (including, in the determination of the existence of a Company Material Adverse Effect, any disclosure by Team regarding its plans with respect to the conduct of Furmanite’s business following the effective time of the merger);

except, in each case with respect to clauses (1), (2), (3), and (5), to the extent any such effect, change, development, occurrence, or event has a materially disproportionate effect on the applicable party and its subsidiaries, taken as a whole, relative to other participants in the industries in which the applicable party operates, in which case the incremental disproportionate impact may be taken into account in determining whether there has been a material adverse effect.

In the merger agreement, Furmanite has made representations and warranties regarding, among other topics:

•	corporate existence, good standing, qualification to do business and organizational documents;

•	corporate power and authority to execute and deliver the merger agreement and, subject to the approval of Furmanite stockholders, to perform and comply with its obligations under the merger agreement and consummate the transactions contemplated by the merger agreement;

•	the determination of the advisability of the merger agreement by the Furmanite board of directors and the approval of the merger agreement and the merger by the Furmanite board of directors;

•	governmental authorizations necessary to complete the merger;

•	absence of conflict with or violation or breach of organizational documents, laws or orders, or contracts as a result of the execution, delivery or performance of the merger agreement and completion of the merger;

•	capital structure;

•	corporate existence, good standing, qualification to do business and capital structure of subsidiaries;

•	SEC filings, the absence of misstatements or omissions from such filings and compliance with the Sarbanes-Oxley Act of 2002;

•	disclosure controls and procedures and internal controls over financial reporting;

•	financial statements;

•	accuracy of information supplied or to be supplied for inclusion or incorporation by reference in this joint proxy statement/prospectus;

•	conduct of business in the ordinary course in all material respects and absence of any Company Material Adverse Effect, in each case since December 31, 2014;

•	absence of undisclosed liabilities;

•	compliance with laws, court orders and governmental authorizations;

•	absence of certain pending or threatened legal proceedings and investigations;

•	owned and leased real property;

•	intellectual property;

•	tax matters;

•	employee benefit matters, including matters related to employee benefit plans;

•	collective bargaining agreements and other labor matters;

•	environmental matters;

•	material contracts;

•	insurance policies;

•	laws relating to economic sanctions and embargoes;

•	customers and suppliers;

•	anti-bribery;

•	absence of any undisclosed investment banker’s, broker’s or finder’s fees payable in connection with the merger;

•	receipt of a fairness opinion from Lazard;

•	exemption of the merger from anti-takeover statutes; and

•	qualification of the merger as a Section 368(a) reorganization.

The merger agreement contains representations and warranties made by Team and Merger Sub relating to a number of matters, including the following:

•	corporate existence, good standing, qualification to do business and organizational documents;

•	corporate power and authority to execute and deliver the merger agreement and, subject to the approval of Team stockholders, to perform and comply with their respective obligations under the merger agreement and consummate the transactions contemplated by the merger agreement;

•	the determination of the advisability of the merger agreement by the Team board of directors and the approval of the merger agreement and the merger by the Team board of directors;

•	governmental authorizations necessary to complete the merger;

•	absence of conflict with or violation or breach of organizational documents, laws or orders, or contracts as a result of the execution, delivery or performance of the merger agreement and completion of the merger;

•	capital structure;

•	corporate existence, good standing, qualification to do business and capital structure of subsidiaries;

•	SEC filings, the absence of misstatements or omissions from such filings and compliance with the Sarbanes-Oxley Act of 2002;

•	disclosure controls and procedures and internal controls over financial reporting;

•	financial statements;

•	accuracy of information supplied or to be supplied for inclusion or incorporation by reference in this joint proxy statement/prospectus;

•	conduct of business in the ordinary course in all material respects and absence of any Parent Material Adverse Effect, in each case since May 31, 2015;

•	absence of undisclosed liabilities;

•	compliance with laws, court orders and governmental authorizations;

•	absence of certain pending or threatened legal proceedings and investigations;

•	ownership of Furmanite common stock;

•	laws relating to economic sanctions and embargoes;

•	anti-bribery;

•	absence of any undisclosed investment banker’s, broker’s or finder’s fees payable in connection with the merger; and

•	qualification of the merger as a Section 368(a) reorganization.

The representations and warranties in the merger agreement do not survive the effective time of the merger.

Covenants and Agreements

Conduct of the Businesses Prior to the Effective Time of the Merger

Each of Furmanite and Team has agreed that, prior to the effective time of the merger, except (i) as contemplated by the merger agreement, (ii) as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), or (iii) as required by applicable law or order, each party will, and will cause its subsidiaries to, conduct its business in the ordinary course and use commercially reasonable efforts to preserve intact its business organization and maintain generally its business relationships with its customers, lenders, suppliers and others having business relationships with it.

In addition, Furmanite has agreed that, prior to the effective time of the merger, except (i) as contemplated by the merger agreement, (ii) as set forth in the confidential disclosure letter delivered to Team by Furmanite concurrently with execution of the merger agreement, (iii) as consented to in writing by Team (such consent not to be unreasonably withheld, conditioned or delayed) or (iv) as required by applicable law or order, Furmanite will not, nor will it permit any of its subsidiaries to, among other things:

•	amend the organizational documents of Furmanite;

•	(i) split, combine or reclassify any shares of capital stock of Furmanite, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of capital stock of Furmanite or its subsidiaries, or (iii) redeem, repurchase or otherwise acquire any shares of capital stock of Furmanite or its subsidiaries, other than (x) the declaration, setting aside or payment of any dividends or other distributions (or the redemption, repurchase or other acquisition of the securities of Furmanite’s subsidiaries) by any of Furmanite’s subsidiaries payable solely to Furmanite or any of its subsidiaries, and (y) acquisitions, or deemed acquisitions, of Furmanite common stock in connection with (A) the payment of the exercise price of Furmanite stock options with Furmanite common stock (including in connection with “net exercises”) and (B) required tax withholding in connection with the exercise of Furmanite stock options and the vesting or settlement of Furmanite restricted shares, restricted stock units or performance stock units;

•	issue, deliver or sell, or authorize the issuance, delivery or sale of, (i) any shares of capital stock or other voting securities of or other ownership interests in Furmanite or any of its subsidiaries, (ii) securities convertible or exchangeable into shares of capital stock or other voting securities of or other ownership interests in Furmanite or any of its subsidiaries, (iii) any options, calls, warrants or other rights to acquire any such shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in Furmanite or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, phantom stock or similar securities or rights issued or granted by Furmanite or any of its subsidiaries (referred to as “Furmanite securities”), other than (x) the issuance of shares of Furmanite common stock upon the exercise of Furmanite stock options or settlement of Furmanite restricted shares, restricted stock units or performance stock units in accordance with the merger agreement, and (y) the issuance delivery or sale of any shares of Furmanite subsidiary securities to Furmanite or its subsidiaries;

•	acquire any assets, securities, properties, interests or businesses, other than (i) supplies and materials in the ordinary course of business consistent with past practice, (ii) pursuant to contracts in effect on the date of the merger agreement, (iii) leases or subleases under which Furmanite or one of its subsidiaries is the tenant entered into in the ordinary course of business and (iv) assets, securities, properties, interests or businesses of Furmanite or any of its subsidiaries;

•	sell, license, lease or otherwise transfer, or abandon or create or incur any lien on, any of Furmanite’s or its subsidiaries’ assets, securities, properties, interests or businesses, other than (i) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (ii) sales of assets, securities, properties, interests or business immaterial to Furmanite and its subsidiaries, (iii) sales, leases or transfers that are pursuant to contracts in effect on the date of the merger agreement, (iv) permitted liens, or (v) sales, licenses, leases or other transfers to Furmanite or any of its subsidiaries;

•	make any loans, advances or capital contributions or investments, other than loans, advances or capital contributions to, or investments in, Furmanite or any of its subsidiaries;

•	create, incur or assume any indebtedness for borrowed money or guarantees thereof, or issue or sell any debt securities, other than (i) indebtedness under Furmanite’s existing credit agreement, (ii) guarantees by Furmanite of indebtedness of any of its wholly owned subsidiaries existing on the date of the merger agreement, (iii) and indebtedness or guarantees between Furmanite and any of its subsidiaries or Furmanite’s wholly owned subsidiaries;

•	(i) other than in the ordinary course of business, enter into any agreement or arrangement that limits or restricts in any material respect Furmanite or any of its subsidiaries from engaging or competing in any line of business, in any location or with any person, or (ii) enter into any agreement or arrangements that would so limit or restrict any upstream affiliates of Furmanite following completion of the merger;

•	without prior consultation with Team, (i) recognize any material new union, works council or other similar employee representative, except as required by law, or (ii) enter into any material collective bargaining agreement, or renew or enter into any material mid-term modification (excluding certain resolutions of grievances relating to or interpretations of a collective bargaining agreement) of any such existing agreement;

•	settle, or offer or propose to settle, (i) any litigation, investigation, arbitration, proceeding or other claim involving or against Furmanite or its subsidiaries or (ii) any stockholder litigation or dispute against Furmanite or any of its officers or directors, except, in each case, for settlements solely in respect of monetary damages not exceeding $500,000 (after giving effect to any reasonably expected indemnification proceeds);

•	other than in the ordinary course of business or in a manner not materially adverse to Furmanite and its subsidiaries, taken as a whole or as otherwise may be necessary to comply with the terms of the merger agreement, (i) amend or modify in any material respect or terminate any material contract of Furmanite, or (ii) enter into any contract that would have been a material contract had it been entered into prior to the date of the merger agreement;

•	other than as required by a Furmanite benefit plan or contract in effect as of the date of the merger agreement or as required by law (i) grant or provide any severance or termination payments or benefits to any employee, officer, or director of Furmanite or any of its subsidiaries, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits to any employee, officer, director of Furmanite or any of its subsidiaries, (iii) increase the compensation payable to any officer or director of Furmanite or its subsidiaries;

•	other than as required by a Furmanite benefit plan or contract in effect as of the date of the merger agreement or as required by law and except in the ordinary course of business consistent with past practice (including employee promotions), (i) increase the compensation payable to any salaried employee of Furmanite or any of its subsidiaries, other than increases in base salary not in excess of 5% of any such individual’s base salary as in effect on the date of the merger agreement or (ii) increase the compensation payable to any hourly employee of Furmanite or any of its subsidiaries, other than increases in hourly base wage rates not in excess of 20% of any such individual’s hourly base wage as in effect on the date of the merger agreement;

•	other than as required by a Furmanite benefit plan or contract in effect as of the date of the merger agreement or as required by law, establish, adopt, terminate or materially amend any Furmanite benefit plan or any plan, program, arrangement, policy or agreement that would be a Furmanite benefit plan if it were in existence on the date of the merger agreement;

•	change Furmanite’s method of financial accounting, except as required by GAAP or Regulation S-X under the Exchange Act;

•	other than in the ordinary course of business (i) make or change any material election with respect to taxes, (ii) amend any material tax return, or (iii) agree to settle any material claim or assessment in respect of taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on Furmanite’s balance sheet;

•	adopt or publicly propose a plan of complete or partial liquidation of Furmanite or any significant subsidiary or resolutions providing for or authorizing such a liquidation or dissolution; or

•	agree, resolve or commit to do any of the foregoing.

In addition, Team has agreed that, prior to the effective time of the merger, except (i) as contemplated by the merger agreement, (ii) as set forth in the confidential disclosure letter delivered to Furmanite by Team concurrently with execution of the merger agreement, (iii) as consented to in writing by Furmanite (such consent not to be unreasonably withheld, conditioned or delayed) or (iv) as required by applicable law or order, Team will not, nor will it permit any of its subsidiaries to, among other things:

•	amend the organizational documents of Team in a manner that would be adverse to Furmanite stockholders;

•	enter into agreements with respect to, or consummate, any mergers or business combinations or any acquisition of any other person, entity or business;

•	make any loans, advances or capital contributions or investments that would reasonably be expected to prevent, impede or delay the consummation of the merger;

•	(i) split, combine or reclassify any shares of capital stock of Team, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of capital stock of Team or its subsidiaries, other than the declaration, setting aside or payment of any dividends or other distributions by any of Team’s subsidiaries payable solely to Team or any of its subsidiaries;

•	adopt or publicly propose a plan of complete or partial liquidation of Team or resolutions providing for or authorizing such a liquidation or dissolution;

•	knowingly and intentionally take any action that would reasonably be expected to make any representation or warranty of Team in the merger agreement inaccurate in any material respect; or

•	agree, resolve or commit to do any of the foregoing.

Efforts to Obtain Required Stockholder Votes

As promptly as practicable after the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, Furmanite has agreed to call and hold a meeting of its stockholders for the purpose of obtaining the vote of Furmanite stockholders necessary to approve the merger proposal. Subject to the ability of the Furmanite board to make an adverse recommendation change, Furmanite is required to use its reasonable best efforts to solicit stockholder approval of the merger proposal. The board of directors of Furmanite has approved the merger by a unanimous vote of the directors and adopted resolutions directing that the merger proposal be submitted to the Furmanite stockholders for their consideration.

As promptly as practicable after the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, Team has agreed to call and hold a meeting of its stockholders for the purpose of obtaining the vote of Team stockholders necessary to approve the share issuance proposal. Subject to the ability of the Team board to make an adverse recommendation change, Team is required to use its reasonable best efforts to solicit stockholder approval of the share issuance proposal. The board of directors of Team has unanimously approved the merger and the issuance of shares of Team common stock to Furmanite stockholders in connection with the merger and has adopted resolutions directing that the share issuance proposal be submitted to Team stockholders for their consideration.

Termination of 401(k) Plan. At Team’s request within 15 days prior to the closing date of the merger, Furmanite will terminate its 401(k) Savings and Investment Plan (the “Furmanite 401(k) Plan”) to be effective immediately prior to the closing date of the merger and conditioned upon the closing of the merger. Upon the termination of the Furmanite 401(k) Plan, all further contributions to the Furmanite 401(k) Plan will cease for pay periods beginning after the closing date of the merger. To the extent the Furmanite 401(k) Plan provides for loans to participants, upon termination of the plan, additional loans will no longer be made. If the request to terminate the Furmanite 401(k) Plan is made by Team, subject to the receipt of a favorable IRS determination letter with respect to the termination of the Furmanite 401(k) Plan, each employee of Furmanite or its subsidiaries who continues to be employed by Team or any of its subsidiaries immediately after the effective time of the merger (each referred to as a “continuing employee”) will be permitted to make rollover contributions of eligible rollover distributions in cash or notes (in the case of loans) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such continuing employee from the Furmanite 401(k) Plan to the corresponding 401(k) plan sponsored or maintained by Team (the “Team 401(k) Plan”).

If Team does not instruct Furmanite to terminate the Furmanite 401(k) Plan, Team or the surviving corporation may still terminate the plan after the effective time of the merger in accordance with applicable law. Upon termination of the Furmanite 401(k) Plan, the continuing employees will be eligible to participate, effective as of the effective time of the merger, in the Team 401(k) Plan.

No Solicitation

Upon the execution and delivery of the merger agreement, each of Furmanite and Team was required to immediately cease any discussions or negotiations with any person that was ongoing prior to the execution and delivery of the merger agreement with respect to an acquisition proposal (as defined below).

Each of Furmanite and Team has agreed, from the date of the merger agreement until the earlier of the closing of the merger and the termination of the merger agreement in accordance with its terms, not to, and not to permit any of its subsidiaries to, or authorize or permit any of its or its subsidiaries’ respective officers, directors, employees, investment bankers, attorneys and other advisors or representatives (collectively referred to as “representatives”) to, directly or indirectly:

•	solicit, initiate or knowingly encourage, or take any other action designed to facilitate, any inquiry or the making or submission of any inquiry, proposal, indication of interest or offer which constitutes, or would reasonably be expected to lead to, an acquisition proposal relating to Furmanite or Team, respectively;

•	subject to the ability of the respective board of directors to make an adverse recommendation change, approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to an acquisition proposal (other than a confidentiality agreement in connection with an acquisition proposal) relating to Furmanite or Team, respectively (referred to as an “alternative acquisition proposal”);

•	enter into, continue or otherwise participate in any discussions or negotiations regarding any acquisition proposal relating to Furmanite or Team, respectively; or

•	agree to do any of the foregoing.

Notwithstanding these restrictions, the merger agreement provides that, if at any time prior to obtaining the approval of its stockholders, Furmanite or Team receives an unsolicited bona fide written acquisition proposal that its board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) is or could reasonably be expected to lead to a superior proposal (as defined below) in circumstances not otherwise involving a breach of the merger agreement, Furmanite or Team, as applicable, may (i) furnish information with respect to itself and its subsidiaries to the person making such acquisition proposal pursuant to an acceptable confidentiality agreement (provided that if the information has not previously been provided to the other party to the merger agreement, it is promptly provided to such other party) and (ii) engage in discussions or negotiations with the person making such acquisition proposal. Further, each of Furmanite and Team may seek to clarify and understand the terms and conditions of any inquiry or proposal made by any person and inform any person that has made or is considering making an acquisition proposal about the no solicitation obligations in the merger agreement.

The merger agreement also requires each party (i) to notify the other within 24 hours of any proposals or offers with respect to an acquisition proposal, including the material terms and conditions of any such proposal or offer (including copies of any written proposals or offers including proposed agreements) and the identity of the person or persons making the proposal or offer, and (ii) to keep the other reasonably informed on a prompt basis of any material changes to the status and material terms of any such proposals or offers (including any material amendments or any change to the scope or material terms or conditions, including copies of definitive agreements).

For purposes of the merger agreement, “acquisition proposal” means any proposal, indication of interest or offer from any person (other than the other party, its subsidiaries or affiliates) relating to (i) any direct or indirect acquisition or purchase of the business or assets of a party representing 20% or more of the consolidated revenues, net income or assets of such party, (ii) any issuance, sale or other disposition, directly or indirectly, to any person of securities representing 20% or more of the total voting power of such party, (iii) any tender offer or exchange offer that if consummated would result in any person, directly or indirectly, beneficially owning 20% or more of any class of equity securities of a party, (iv) any merger, consolidation, liquidation, dissolution, or similar transaction involving a party or any of its subsidiaries, that would result in any person, directly or indirectly, beneficially owning 20% or more of any class of equity of a party, or (v) any combination of the foregoing.

For purposes of the merger agreement, “superior proposal” means a bona fide written acquisition proposal from any person (other than the other party and its subsidiaries or affiliates), with all references to 20% or more in the definition of acquisition proposal being deemed to reference 50% or more, that a party’s board of directors has determined in its good faith judgment would, if consummated, result in a transaction more favorable to such party’s stockholders from a financial point of view than the merger after taking into account the likelihood and timing of consummation (as compared to the merger) and such other matters that such party’s board of directors deems relevant, including legal, financial (including the financing terms of any such acquisition proposal), regulatory and other aspects of such acquisition proposal.

Change in Board Recommendation

Team and Furmanite have agreed under the merger agreement to, through their respective board of directors, recommend to their respective stockholders the share issuance proposal and the merger proposal, respectively, and to include such recommendation in this joint proxy statement/prospectus.

The merger agreement provides that, subject to the exceptions described below, neither Team’s board of directors, nor Furmanite’s board of directors will (i) withhold or withdraw (or modify in a manner adverse to the other party) or propose publicly to withhold or withdraw (or modify in a manner adverse to the other party) its recommendation of the share issuance proposal or the merger proposal, as applicable, (ii) approve, recommend, or otherwise declare to be advisable or publicly propose to approve, recommend or determine to be advisable any acquisition proposal, (iii) fail to include its recommendation of the share issuance proposal or the merger proposal, as applicable, in this joint proxy statement/prospectus, or (iv) following the making of an acquisition proposal, fail to recommend against such acquisition proposal within ten business days after the other party requests a reaffirmation of a party’s recommendation of the share issuance proposal or the merger proposal, as applicable, which request may be made only once with respect to each acquisition proposal (each such item is referred to as an “adverse recommendation change”).

Notwithstanding these restrictions, at any time prior to obtaining their respective stockholder approval, the Team board of directors or Furmanite board of directors, as applicable, may make an adverse recommendation change relating to an acquisition proposal if (i) a written acquisition proposal that was not solicited in violation of the merger agreement is made to Team or Furmanite, as applicable, by a third party and such acquisition proposal has not been withdrawn prior to the date of such adverse recommendation change and (ii) the respective board of directors concludes in good faith, after consultation with its outside financial advisor and outside legal counsel, that such acquisition proposal constitutes a superior proposal. In addition, at any time prior to obtaining their respective stockholder approval, the Team board of directors or Furmanite board of directors, as applicable, may make an adverse recommendation change relating to an intervening event (as defined below) if the Team board of directors or Furmanite board of directors, as applicable, concludes in good faith, after consultation with its outside financial advisor and outside legal counsel, that the failure to make an adverse recommendation change would reasonably be likely to be inconsistent with its fiduciary duties under applicable law.

Before making any adverse recommendation change, Team or Furmanite, as applicable, must give the other party at least three business days prior notice, in writing, of its intention to take such action and must negotiate in good faith with the other party during such three business day period regarding any proposed revisions to the merger agreement. At the end of such three business day period and before making any adverse recommendation change, Team or Furmanite, as applicable, must again conclude in good faith (after consultation with its outside financial advisor and outside legal counsel and taking into account any adjustment or modification of the terms of the merger agreement proposed in writing by the other party) that the acquisition proposal continues to be a superior proposal (in the case of an acquisition proposal) or that the failure to make an adverse recommendation change would reasonably be likely to be inconsistent with its fiduciary duties under applicable law (in the case of an intervening event). Any amendment to the financial terms or other material terms of such superior proposal requires a new written notification from Team or Furmanite, as applicable, and commences a new three-business day notice period.

For purposes of the merger agreement, an “intervening event” means any material event, fact, circumstance, development or occurrence that (i) was not known or reasonably foreseeable to a party’s board of directors as of the date of the merger agreement (or if known, the magnitude or material consequences of which were not known or understood by such party’s board of directors as of the date of the merger agreement), and (ii) becomes known to a party’s board of directors prior to obtaining the applicable stockholder approval; provided that if the intervening event relates to an event, fact, circumstance, development or occurrence involving the other party or any of its subsidiaries, then no intervening event will be deemed to have occurred unless it has a material adverse effect on the other party; and provided further that none of the following will constitute an intervening event: (i) changes in market price or trading volume of a party’s securities or credit rating (except that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been an intervening event) or (ii) the receipt, existence of or terms of an acquisition proposal or any inquiry relating to an acquisition proposal.

Efforts to Complete the Merger

Furmanite and Team have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other in doing, all things necessary and proper or advisable under applicable law or order to complete the merger and the other transactions contemplated by the merger agreement, including preparing and filing as promptly as practicable all necessary, proper or advisable governmental or third-party filings, notices and other documents and obtaining and maintaining all necessary, proper or advisable governmental or third-party approvals, consents, registrations, permits, authorizations and other confirmations to complete the merger and the transactions contemplated by the merger agreement.

In furtherance of the foregoing, Furmanite and Team have agreed to make as promptly as reasonably practicable (i) (and in any event within 20 business days from the date of the merger agreement) an appropriate filing of a Notification and Report Form pursuant to the HSR Act and (ii) any application for approval and consent of, and the issuance of licenses and license amendments by the NRC and any other governmental authority having jurisdiction over the possession or use of radioactive materials, including any “NRC Agreement Statement” acting under delegated authority pursuant to section 274 of the Atomic Energy Act of 1954, as amended (together with the NRC, referred to as the “Nuclear Regulatory Agencies”), and (iii) all necessary filings to obtain consents from state regulators, and all other registrations, declarations, notices and filings with governmental authorities that are required in connection with the merger and the transactions contemplated by the merger and the merger agreement, including those required under other laws that are designed or intended to prohibit, restrict or regulate actions that create monopolies, lessen competition or restrain trade (referred to as “competition laws”). Except as prohibited by applicable law, the parties have agreed, to the extent reasonably practicable, to consult with each other prior to taking any material substantive positions with respect to the filings under the HSR Act or any other competition law, and, to the extent reasonably practicable, to permit review and consider in good faith comments on any documents to be submitted to any governmental authority, and to coordinate in preparing and exchanging information and promptly provide the other party with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party to any governmental authority relating to the merger agreement or the transactions contemplated thereby under the HSR Act or any other competition law. Subject to certain exceptions, the parties have agreed not to participate in any substantive meetings or conversations with any governmental authorities without the other party present. The parties filed with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to the merger and related filings on November 19, 2015. The waiting period under the HSR Act expired at 11:59 p.m. on December 21, 2015.

Team’s obligation to use “reasonable best efforts” requires Team to take, or cause to be taken, any and all reasonable best steps and to make, or cause to be made, any and all reasonable best undertakings necessary to resolve objections that a governmental authority may assert under any competition law with respect to the merger and the other transactions contemplated by the merger agreement. In addition, “reasonable best efforts” requires Team to avoid or eliminate impediments under any competition law that may be asserted by any governmental authority with respect to the merger or the other transactions contemplated by the merger agreement, in each case, so as to enable the merger to occur as promptly as practicable and in no event no later than June 1, 2016 (unless otherwise extended to September 1, 2016 pursuant to the terms of the merger agreement). The foregoing obligation is subject to certain exceptions and limitations, including that neither Team nor any of its affiliates will be required to agree or commit to any undertaking, divestiture, license or hold separate or similar arrangement or conduct of business arrangement or to terminate any relationships, rights or obligations or to do any other act (i) to the extent such agreements, commitment, termination or action, individually or in the aggregate, would, or would reasonably be expected to, (A) have a material adverse effect on the business, results of operations or financial condition of either Team or its subsidiaries or (B) materially impair Team’s ability to own, operate or retain a material portion of the business, property or assets of Furmanite and its subsidiaries and/or Team and its subsidiaries or (ii) to avoid a second request and/or Phase 2 investigation instituted by any governmental authority under any competition law.

Employee Matters

The merger agreement provides that Team will provide, or cause to be provided, to each continuing employee:

•	for six months following completion of the merger, base salary or base wage rate, and target short-term incentive opportunities (excluding equity-based incentive opportunities) that are no less favorable in the aggregate than the base salary or base wage rate and target short-term incentive opportunities (excluding equity-based incentive opportunities) provided by Furmanite and its subsidiaries on the date of the merger agreement;

•	upon termination of employment during the six-month period following completion of the merger, severance compensation and benefits under the applicable severance plan, policy or program maintained by Team and its subsidiaries on the same basis and pursuant to the same terms and conditions as similarly situated employees of Team and its subsidiaries.

To the extent that continuing employees become eligible to participate in employee benefit plans maintained by Team or any of its subsidiaries, then, for purposes of determining eligibility to participate, vesting and benefit accrual, service with Furmanite or any of its subsidiaries (or any predecessors) prior to completion of the merger shall be treated as service with Team or any of its subsidiaries to the same extent recognized by Furmanite and its subsidiaries prior to completion of the merger. However, Team will not be required to provide credit for benefit accrual purposes under any Team defined benefit pension plan or retiree medical plan.

In addition, the merger agreement provides that Team will (i) waive, or cause to be waived, all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to continuing employees under any benefit plans maintained by Team or its subsidiaries and (ii) provide continuing employees with credit for any co-payments, deductibles and out-of-pocket expenses already paid by the continuing employees under the corresponding Furmanite benefit plans during the plan year in which such continuing employees first become eligible to participate in such Team benefit plans in satisfying any applicable co-payment or deductible requirements or out-of-pocket maximums under such Team benefit plans.

With respect to continuing employees who are based outside of the United States, Team’s obligations described in this section of this joint proxy statement/prospectus are in addition to and not in contravention of any obligations under the laws of the foreign and political subdivisions in which such continuing employees are based.

Under the terms of the merger agreement, none of the matters described under this section of this joint proxy statement/prospectus will (i) be treated as the establishment, amendment or modification of any employee benefit plan, (ii) constitute a limitation on rights to amend, modify, merge or terminate after the completion of the merger any employee benefit plan, (iii) give any third-party beneficiary or other rights in any current or former employee of Furmanite and its subsidiaries (including any beneficiary or dependent thereof) or (iv) obligate Team or any of its affiliates to maintain any particular employee benefit plan or retain the employment or services of any current or former employee.

Furmanite and Team have agreed that each individual who was identified as a key employee by mutual agreement of Furmanite and Team (including each specified key employee) will be offered a retention arrangement which provides that, subject to such key employee satisfying certain conditions prior to the effective time of the merger, such key employee will be eligible to receive (i) single trigger vesting of any specified awards and double trigger vesting of all other converted Team equity awards, as described under “—Treatment of Stock Options and Other Equity-Based Awards” above, (ii) a lump sum cash severance payment upon a termination without cause or resignation for good reason within one year following the effective time of the merger and (iii) a retention award in the form of Team restricted stock units. If the employment of a key employee ceases due to termination without cause or resignation for good reason before the restricted stock unit award is issued, then the value of such key employee’s lump sum cash severance payment will be increased by an amount equal to the anticipated value of the Team restricted stock unit award.

Directors’ and Officers’ Insurance and Indemnification

From and after the effective time of the merger, Team will indemnify and hold harmless each present and former director and officer of Furmanite or any of its subsidiaries (referred to as “Furmanite directors or officers”), and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension, or other employee benefit plan or enterprise (which when taken together with Furmanite directors and officers, are referred to as a “company indemnified party”) if such service was at the request or for the benefit of Furmanite or any of its subsidiaries, against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each company indemnified party), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (referred to as “indemnified actions”) arising out of or pertaining to the fact that the company indemnified party is or was a Furmanite director or officer or was serving at the request of Furmanite or any of its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the effective time of the merger.

Team is only required to indemnify and hold harmless, or advance expenses to, a company indemnified party if such party was entitled to indemnification as of the date of the merger agreement by Furmanite or any of its subsidiaries pursuant to: (i) exculpation and advancement of expenses provisions of the organizational documents of Furmanite or its subsidiaries or (ii) any indemnification agreement between Furmanite or any of its subsidiaries and such company indemnified party.

The merger agreement requires Team to cause Furmanite, as the surviving company, to maintain for a period of six (6) years after the effective time of the merger, Furmanite’s existing directors’ and officers’ liability insurance policy, or policies with a comparable insurance of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured, from a carrier with comparable or better credit ratings to Furmanite’s existing directors’ and officers’ insurance policies, in each case, with coverage for the persons who are covered by Furmanite’s existing directors’ and officers’ insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as Furmanite’s existing directors’ and officers’ insurance with respect to matters existing or occurring at or prior to the effective time of the merger. However, the surviving company is not required to make annual premium payments for such insurance in excess of a specified amount. In lieu of the foregoing, Team, at its option, may obtain prior to the effective time of the merger a prepaid “tail” policy for a period of no more than six (6) years providing equivalent coverage to that described in the second preceding sentence for an aggregate price not to exceed a specified amount.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, the listing of shares of Team common stock to be issued in the merger, cooperation with respect to appropriate actions to be taken with respect to the Furmanite International Limited Pension and Life Assurance Plan, reporting requirements under Section 16 of the Exchange Act, coordination with respect to litigation relating to the merger and public announcements with respect to the transactions contemplated by the merger agreement.

Conditions to Completion of the Merger

The obligations of each of Team and Furmanite to effect the merger are subject to the satisfaction or waiver of the following conditions:

•	the approval by Furmanite stockholders of the merger proposal;

•	the approval by Team stockholders of the share issuance proposal;

•	the termination or expiration of any applicable waiting period under the HSR Act;

•	the absence of any law order, writ, injunction, decree, consent decree, judgment, award, injunction, settlement or stipulation by any governmental authority that prohibits, restrains or makes illegal the consummation of the merger or Team’s issuance of common stock in connection with the merger;

•	the approval for listing by the NYSE, subject to official notice of issuance, of the Team common stock issuable to Furmanite stockholders in the merger; and

•	the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, with no stop order suspending the effectiveness of this Form S-4 in effect and no proceedings for that purpose having been initiated or threatened by the SEC.

The obligations of Team and Merger Sub to effect the merger are also subject to the satisfaction or waiver by Team at or prior to the effective time of the following additional conditions:

•	the representations and warranties of Furmanite that are qualified by reference to a material adverse effect must be true and correct at and as of the date of the merger agreement and at and as of the closing date as if made at and as of the closing date (except for any such representations and warranties made as of a particular date or period, which representations and warranties must be true and correct only as of that date or period);

•	certain representations and warranties of Furmanite relating to capitalization must be true and correct in all material respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date (except for any such representations and warranties made as of a particular date or period, which representations and warranties must be true and correct only as of that date or period);

•	the representations and warranties of Furmanite relating to the absence of a material adverse effect after the date of the merger agreement must be true and correct at and as of the closing date as if made at and as of the closing date;

•	the other representations and warranties of Furmanite must be true and correct at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date (except for any such representations and warranties made as of a particular date or period, which representations and warranties must be true and correct only as of that date or period) (disregarding all materiality qualifications, other than with respect to a list), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Furmanite;

•	Furmanite must have performed in all material respects with all covenants required by the merger agreement to be performed by it prior to the effective time; and

•	Furmanite must have delivered to Team a certificate, dated as of the closing date and signed by an executive officer of Furmanite, certifying to the effect that the preceding two (2) conditions have been met.

The obligations of Furmanite to effect the merger are also subject to the satisfaction or waiver by Furmanite at or prior to the effective time of the following additional conditions:

•	the representations and warranties of Team and Merger Sub that are qualified by reference to a material adverse effect must be true and correct at and as of the date of the merger agreement and at and as of the closing date as if made at and as of the closing date (except for any such representations and warranties made as of a particular date or period, which representations and warranties must be true and correct only as of that date or period);

•	the representations and warranties of Team and Merger Sub relating to capitalization and the authorization of the shares of Team common stock to be issued in the merger must be true and correct in all material respects at and as of the date of the merger agreement and at and as of the closing date as if made at and as of the closing date (except for any such representations and warranties made as of a particular date or period, which representations and warranties must be true and correct only as of that date or period);

•	the representations and warranties of Team and Merger Sub relating to the absence of a material adverse effect after the date of the merger agreement must be true and correct at and as of the closing date as if made at and as of the closing date;

•	the other representations and warranties of Team and Merger Sub must be true and correct at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date (except for any such representations and warranties made as of a particular date or period, which representations and warranties must be true and correct only as of that date or period) (disregarding all materiality qualifications, other than with respect to a list), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Team;

•	Team and Merger Sub must have performed in all material respects with all covenants required by the merger agreement to be performed by it prior to the effective time;

•	Team must have delivered to Furmanite a certificate, dated as of the closing date and signed by an executive officer of Team, certifying to the effect that the preceding two conditions have been met; and

•	receipt of an opinion dated as of the closing date from Wachtell, Lipton, Rosen & Katz regarding the merger’s qualification as a reorganization within the meaning of Section 368(a) of the Code.

Termination

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the receipt of the requisite stockholder approvals, under the following circumstances:

•	by mutual written consent of Team and Furmanite;

•	by either Furmanite or Team:

•	if the merger agreement is not consummated on or before June 1, 2016 (which deadline may be extended to September 1, 2016 if on June 1, 2016 all of the conditions to closing, other than those pertaining to the waiting period under the HSR Act or the absence of an injunction prohibiting the merger relating to the HSR Act, have been satisfied or waived or are capable of being satisfied at such time (such deadline, as it may be extended, is referred to as the “end date”), except that this right to terminate the merger agreement will not be available to a party if the failure of the merger to occur on or before the end date was due to the failure of such party to perform any of its obligations under the merger agreement;

•	if a governmental authority of competent jurisdiction has issued an order permanently restraining, enjoining or otherwise prohibiting the completion of the merger or the issuance of Team common stock to be used as merger consideration and such order has become final and nonappealable, except that this right to terminate the merger agreement will not be available to a party if such order was due to the failure of such party to perform any of its obligations under the merger agreement;

•	if any law has been enacted or is applicable to the merger or the issuance of Team common stock to be used as merger consideration by any governmental authority that prohibits, prevents or makes illegal the consummation of the merger or the issuance of Team common stock to be used as merger consideration;

•	if the Furmanite special meeting (including any adjournments or postponements of the meeting) has concluded and the required approval of the merger proposal by Furmanite stockholders has not been obtained;

•	if the Team special meeting (including any adjournments or postponements of the meeting) has concluded and the required approval of the share issuance proposal by Team stockholders has not been obtained; or

•	if the other party has breached or failed to perform any representations, warranties, covenants or agreements contained in the merger agreement and such breach or failure (i) would result in the failure of specified conditions to the terminating party’s obligations to effect the merger and (ii) is not curable or is not cured by the end date and the terminating party has provided written notice to the other party of such breach, except that the terminating party may not exercise this termination right if it is in material breach of any representation, warranty, covenant or agreement contained in the merger agreement.

•	by Team:

•	prior to the receipt of the Furmanite stockholder approval, if the Furmanite board of directors makes an adverse recommendation change; or

•	if prior to the receipt of the Furmanite stockholder approval, there has been an intentional and material breach by Furmanite of its obligations described under “—No Solicitation,” which breach was made by certain specified persons and results in a third party making an acquisition proposal that is reasonably likely to interfere with or delay completion of the merger.

•	by Furmanite:

•	prior to the receipt of the Team stockholder approval, if the Team board of directors makes an adverse recommendation change;

•	if prior to the receipt of the Team stockholder approval, there has been an intentional and material breach by Team of its obligations described under “—No Solicitation,” which breach was made by Team or one of its directors or officers and results in a third party making an acquisition proposal that is reasonably likely to interfere with or delay completion of the merger; or

•	if (i) the Furmanite board of directors authorizes Furmanite to enter into an alternative acquisition agreement with respect to a superior proposal in accordance with the terms of its obligations described under “—No Solicitation,” (ii) concurrently with the termination of the merger agreement, Furmanite enters into such alternative acquisition agreement with respect to a superior proposal, and (iii) Furmanite makes concurrent payment to Team of the termination fee (described below).

If the merger agreement is validly terminated, the merger agreement will become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of any party) to the other, except that certain designated provisions will survive termination, including the obligations of the parties to pay the applicable termination fee and expenses as described below. However, except in the case of a payment of termination fees or expenses described below (which will be the sole and exclusive remedy for any loss suffered as a result of the failure of the merger to be completed, the termination of the merger agreement, any liabilities or obligations arising under the merger agreement or any claims or actions arising out of or relating to any breach, termination or failure of or under the merger agreement), none of the parties to the merger agreement will be relieved or released from any liabilities or damages resulting from any fraud or for an intentional and willful breach or an intentional and willful failure to perform by a party of its representations, warranties, covenants or agreements contained in the merger agreement.

Termination Fee and Expense Reimbursement

Furmanite will be obligated to pay a termination fee of $10 million to Team if:

•	Team terminates the merger agreement prior to obtaining Furmanite stockholder approval of the merger proposal following the Furmanite board of directors having made an adverse recommendation change;

•	Team terminates the merger agreement as a result of an intentional and material breach by Furmanite of any of its obligations described under “—No Solicitation,” which breach was made by certain specified persons and results in a third party making an acquisition proposal that is reasonably likely to interfere with or delay completion of the merger;

•	Furmanite terminates the merger agreement because (i) the Furmanite board of directors authorizes Furmanite to enter into an alternative acquisition agreement with respect to a superior proposal in accordance with the terms of its obligations described under “—No Solicitation,” and (ii) concurrently with the termination of the merger agreement, Furmanite enters into such alternative acquisition agreement with respect to a superior proposal; or

•	Furmanite or Team terminates the merger agreement , and each of the following three event occurs:

•	the Furmanite stockholder meeting (including any adjournments or postponements of the meeting) has concluded and approval of the merger proposal by Furmanite stockholders has not been obtained, in a circumstance when all other conditions to the merger have been satisfied as of the date of termination of the merger agreement and when Team would have been entitled to terminate the merger agreement due to the Furmanite board of directors having made an adverse recommendation change;

•	after the date of the merger agreement but prior to the Furmanite stockholder meeting, an acquisition proposal with respect to Furmanite has been publicly announced or publicly made known and not withdrawn; and

•	within one year after such termination, Furmanite enters into an agreement with respect to such acquisition proposal or any acquisition proposal is consummated.

To the extent Team receives reimbursement of expenses as described below, any such amounts shall be deducted from the termination fee that would otherwise be payable.

Team will be obligated to pay a termination fee of $10 million to Furmanite if:

•	Furmanite terminates the merger agreement because prior to obtaining the Team stockholders approval of the merger proposal, the Team board of directors makes an adverse recommendation change; or

•	Furmanite terminates the merger agreement as a result of an intentional and material breach by Team of any of its obligations described under “—No Solicitation,” which breach was made by Team or one of its directors or officers and results in a third party making an acquisition proposal that is reasonably likely to interfere with or delay completion of the merger;

Furmanite will be obligated to reimburse Team’s reasonable, documented out-of-pocket merger-related expenses of up to $3 million in the aggregate if:

•	Team terminates the merger agreement because of Furmanite’s breach or failure to perform any representations, warranties, covenants or agreements contained in the merger agreement and such breach or failure (i) would result in the failure of specified conditions to closing, and (ii) is not curable or is not cured by the end date and Team has provided written notice to Furmanite of such breach; or

•	Team or Furmanite terminates the merger agreement because the Furmanite stockholder meeting (including any adjournments or postponements thereof) has concluded and the required approval of the merger proposal by Furmanite stockholders has not been obtained.

Team will be obligated to reimburse Furmanite’s reasonable, documented out-of-pocket expenses of up to $3 million in the aggregate if:

•	Furmanite terminates the merger agreement because of Team’s breach or failure to perform any representations, warranties, covenants or agreements contained in the merger agreement and such breach or failure (i) would result in the failure of specified conditions to closing, and (ii) is not curable or is not cured by the end date and Furmanite has provided written notice to Team of such breach; or

•	Team or Furmanite terminates the merger agreement because the Team stockholder meeting (including any adjournments or postponements thereof) has concluded and the required approval of the share issuance proposal by Team stockholders has not been obtained.

In no event will either party be obligated to pay more than one termination fee pursuant to the merger agreement.

Expenses

Except as otherwise provided in the merger agreement, the merger agreement provides that each of Team and Furmanite will pay its own expenses in connection with the transactions contemplated by the merger agreement.

Amendment and Waiver

The merger agreement may be amended, modified or supplemented by written agreement of the parties at any time prior to the effective time of the merger. However, after the Furmanite stockholder approval of the merger proposal has been received, no amendment is permissible that decreases the merger consideration. At any time prior to the effective time of the merger, any party may, in writing (i) extend the time for performance of any obligation or act of the other party, (ii) waive any inaccuracy in a representation or warranty of the other party, or (iii) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

Third-Party Beneficiaries

The merger agreement is not intended to confer any rights, benefits, remedies, obligations or liabilities upon any person or entity other than Team, Furmanite and Merger Sub and their respective successors and assigns with the exception of:

•	rights of company indemnified parties, described in “—Directors’ and Officers’ Insurance and Indemnification” and

•	following the effective time of the merger, the rights of holders of shares of Furmanite common stock as of the effective time to receive the merger consideration in accordance with the terms of the merger agreement.

Jurisdiction; Specific Enforcement

Each of Furmanite, Team and Merger Sub agree that irreparable damage would occur in the event that any of the provisions of the merger agreement are not performed, and that money damages would not be an adequate remedy in such a situation. Accordingly and subject to certain limitations, each of Furmanite, Team and Merger Sub agree that, in addition to any other remedy available, including monetary damages, each of the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over the matter at issue is vested in the federal courts of the United States, any federal court located in the State of Delaware. Each of Furmanite, Team and Merger Sub (i) irrevocably waives any requirement for the securing or posting of any bond in connection with such injunctions, (ii) consents to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, (iii) agrees not to assert as a defense, counterclaim or otherwise, any claim that such party (or its property, if applicable) is not personally subject to the jurisdiction of the above named courts and (iv) agrees that it will not bring any action or claim related to the merger agreement in any court other than those courts mentioned above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of the material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below) of Furmanite common stock who exchange their shares of Furmanite common stock for shares of Team common stock in the merger. This discussion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, judicial interpretations thereof and administrative rulings and published positions of the Internal Revenue Service (referred to as the “IRS”), all as in effect as of the date hereof and all of which are subject to change or different interpretations, possibly with retroactive effect, and any such change or different interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion is limited to U.S. Holders of Furmanite common stock that hold their shares of Furmanite common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their personal circumstances and does not apply to holders subject to special rules under the U.S. federal income tax laws (including, for example, U.S. Holders having a “functional currency” other than the U.S. dollar, persons subject to special rules applicable to former citizens and residents of the United States, banks or other financial institutions, mutual funds, persons subject to the alternative minimum tax, grantor trusts, real estate investment trusts, S corporations or other pass-through entities or arrangements (or investors in S corporations or other pass-through entities or arrangements), insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, persons holding shares of Furmanite common stock in connection with a hedging transaction, straddle, conversion transaction or other integrated transaction, holders who acquired their shares of Furmanite common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan). This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or any state, local or foreign tax consequences, nor does it address any U.S. federal tax consequences other than those pertaining to the income tax. U.S. Holders of Furmanite common stock should consult their own tax advisors as to the particular tax consequences to them of the merger, including the applicability of any U.S. federal, state, local or foreign tax laws, and any changes (or proposed changes) in tax laws or interpretations thereof.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Furmanite common stock, the tax treatment of a person treated as a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership that holds shares of Furmanite common stock should consult their own tax advisors regarding the tax consequences to them of the merger.

U.S. HOLDERS OF FURMANITE COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Furmanite common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes, regardless of its source; or

•	a trust (a) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Material U.S. Federal Income Tax Consequences of the Merger

The parties intend for the merger to be treated as a reorganization for U.S. federal income tax purposes. It is a condition of Furmanite’s obligation to complete the merger that it receive an opinion from Wachtell, Lipton, Rosen & Katz, its outside legal counsel, reasonably satisfactory to Furmanite, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The opinion will be based on officer’s certificates provided by each of Team and Furmanite and on certain facts and assumptions set forth therein. The opinion will not be binding on the IRS or the courts. Furmanite has not sought and will not seek any ruling from the IRS regarding any matters relating to the merger and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the conclusions set forth below. In addition, if any of the representations or assumptions on which the opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Based on the foregoing, the material U.S. federal income tax consequences of the merger to U.S. Holders of Furmanite common stock who exchange their shares of Furmanite common stock for shares of Team common stock in the merger are as follows:

•	a U.S. Holder who receives shares of Team common stock in exchange for shares of Furmanite common stock pursuant to the merger will not recognize gain or loss, except with respect to cash received in lieu of a fractional share of Team common stock (as discussed below);

•	the aggregate tax basis of the shares of Team common stock received in the merger (including any fractional share of Team common stock deemed received and exchanged for cash, as discussed below) will be the same as the aggregate tax basis of the shares of Furmanite common stock exchanged therefor; and

•	the holding period of the shares of Team common stock received in the merger (including any fractional share of Team common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the shares of Furmanite common stock exchanged therefor.

U.S. Holders who acquired different blocks of shares of Furmanite common stock at different times or different prices should consult their tax advisors as to the determination of the tax bases and holding periods of the shares of Team common stock received in the merger.

A U.S. Holder who receives cash in lieu of a fractional share of Team common stock generally will be treated as having received the fractional share of Team common stock and then as having sold the fractional share of Team common stock for cash. As a result, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s basis in the fractional share of Team common stock as set forth above. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in the fractional share of Team common stock deemed to be received and sold exceeds one year at the effective time of the merger. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding

A non-corporate U.S. Holder of Furmanite common stock may be subject to information reporting and backup withholding on any cash payments it receives. A U.S. Holder generally will not be subject to backup withholding, however, provided that it:

•	furnishes a correct taxpayer identification number (generally, on a Form W-9), certifying that it is not subject to backup withholding and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof that it is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided the U.S. Holder timely furnishes the required information to the IRS.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF TEAM AND FURMANITE

If the merger is consummated, stockholders of Furmanite will become stockholders of Team. Differences in the rights of holders of Team and Furmanite stock arise from differences between their charters and bylaws. As holders of Team common stock, your rights with respect thereto will be governed by Delaware law, including the General Corporation Law of the State of Delaware (referred to as “DGCL”), as well as Team’s constituent documents. This section summarizes material differences between the rights of Team and Furmanite stockholders.

The following summary is not a complete statement of the rights of the stockholders of either of the two companies or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to the DGCL and Team’s and Furmanite’s constituent documents, which you are urged to read carefully. Judicial interpretations may not exist in Delaware such that there may be uncertainty as to the outcome of certain matters governed by Delaware law. Team and Furmanite have filed with the SEC their respective constituent documents and will send copies of these documents to you, without charge, upon your request. For additional information, please see the section titled “Where You Can Find More Information” beginning on page 150.

Team, Inc.	Furmanite Corporation
Organizational Documents

The rights of Team stockholders are currently governed by Team’s Amended and Restated Articles of Incorporation (referred to as the “Team Charter”), Team’s Amended and Restated Bylaws (referred to as the “Team Bylaws”) and Delaware law, including the DGCL.	The rights of Furmanite stockholders are currently governed by Furmanite’s Restated Certificate of Incorporation (referred to as the “Furmanite Charter”), Furmanite’s Amended and Restated Bylaws (referred to as the “Furmanite Bylaws”) and Delaware law, including the DGCL.

Authorized Capital Stock

The authorized stock of Team is 30,500,000 shares of capital stock, consisting of (i) 30,000,000 shares of common stock, par value $0.30 per share and (ii) 500,000 shares of preferred stock, par value $100.00 per share.

As of the date of this joint proxy statement/prospectus, there are [              ] shares of Team common stock issued and outstanding and no shares of Team preferred stock issued and outstanding.

The authorized stock of Furmanite is 65,000,000 shares of capital stock, consisting of (i) 60,000,000 shares of common stock, no par value, and (ii) 5,000,000 shares of Class A Preferred Stock, no par value, of which 400,000 shares are designated as Series B Junior Participating Preferred Stock.

As of the date of this joint proxy statement/prospectus, there are [              ] shares of Furmanite common stock issued and outstanding. There are no issued and outstanding Class A Preferred Stock.

Common Stock

The Team Charter and Bylaws provide that each stockholder of record on the applicable record date shall have one vote for each full share of common stock that is registered in such stockholder’s name on each matter voted on at a meeting of stockholders.

The Team Charter does not limit the number of shares held by a stockholder that may be voted by such stockholder.

The Furmanite Bylaws provide that each stockholder of record on the applicable record date shall have one vote for each full share of common stock that is registered in such stockholder’s name on each matter voted on at a meeting of stockholders.

The Furmanite Charter does not limit the number of shares held by a stockholder that may be voted by such stockholder.

Team, Inc.	Furmanite Corporation

The Furmanite Charter provides that the common stock is junior to the Class A Preferred Stock and is subject to all the rights, privileges, preferences and priorities of the Class A Preferred Stock.

Preferred Stock

The Team Charter authorizes the Team board of directors, without any further stockholder action or approval, to divide all or any part of the preferred shares into series thereof and to fix and determine variations, if any, between any series so established as to: rate of dividends; price at and the terms and conditions under which shares may be redeemed; amount payable shares upon voluntary or involuntary liquidation; sinking fund provisions for the redemption or purchase of shares; terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion; voting rights; and any and all other provisions as may be fixed or determined by the Team board pursuant to Delaware law.

The Team Charter provides that all preferred shares shall be identical except as to the relative rights and preferences fixed and determined by the Team board.

If issued, holders of Team preferred stock will have the rights described in a section entitled “Description of Team Capital Stock—Preferred Stock”.

The Furmanite Charter authorizes the Furmanite board of directors, without any further stockholder action or approval, to divide all or any part of the Class A Preferred shares into series thereof and to fix and determine designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the Class A Preferred Stock of each series. The Furmanite board of directors shall: designate the series; fix the dividend rate; fix the amount payable on shares upon voluntary or involuntary liquidation, dissolution or winding up; state the price at which, the time, and terms and conditions on which, the shares of such series may be redeemed at the option of Furmanite; limit the number of shares of such series; provide for a sinking fund for the purchase or redemption of shares of such series and determine the terms and conditions governing the operations of any such fund; grant full or limited voting rights; state the price or rate of exchange; and grant such other special rights and impose such qualifications, limitations or restrictions thereon as shall be fixed by the Furmanite board.

The Furmanite Charter provides that all preferred shares shall be identical except as to the relative rights and preferences fixed and determined by the Furmanite board.

The Class A Preferred Stock shall have no right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of stockholders.

Number and Qualification of Directors

The Team board currently consists of seven (7) members. The Team Bylaws provide that the business and affairs of Team shall be managed by or under the direction of not fewer than five (5) members at any given time. The exact number of directors may be increased or decreased, from time to time by action of the Team board. No decrease in the number of directors constituting the Team board of directors shall shorten the term of any incumbent director.	The Furmanite board currently consists of seven (7) members. The Furmanite Bylaws provide that the business and property of Furmanite shall be conducted and managed by a board consisting of four (4) directors, subject to increase by the board of directors, none of whom need be a stockholder of Furmanite. The Furmanite board was expanded from five (5) members to seven (7) members in May 2015 in connection with a settlement agreement with Mustang Capital Management, LLC. The number of

Team, Inc.	Furmanite Corporation

The Team Charter provides that a director need not be a resident of the State of Delaware or a stockholder of Team.

directors constituting the board shall in no case be decreased below the number then in office except in connection with the removal of a director. The Furmanite Charter provides that the number of directors shall in no case be less than three (3).

The Furmanite Charter provides that a director need not be a stockholder of Furmanite.

Structure of Board of Directors; Term of Directors; Election of Directors

The Team Bylaws provide that directors are divided into three classes: class I, class II and class III. Each class shall be as nearly equal in number of directors as possible.

Each director shall serve for a term ending on the third annual meeting following the annual meeting at which such director was elected; provided, however, that each director shall serve until his successor shall have been duly elected and qualified, unless he or she shall resign, become disqualified or disabled, or shall otherwise be removed.

The Team Bylaws provide that a nominee to director shall be elected to the Team board if, at a meeting of stockholders duly called and at which a quorum is present, the votes cast for such nominee’s election exceed the votes cast against such nominee’s election—i.e. the director receives a majority of the stockholder votes.

Notwithstanding the foregoing, directors shall be elected by a plurality of the votes cast at any such meeting of stockholders if, on the tenth (10th) day before Team first mails its notice of meeting for such meeting of the stockholders, the number of nominees for directors exceeds the number of directors to be elected at such meeting. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

Abstentions and broker non-votes are not counted as votes cast for purposes of the election of directors and, therefore, will have no effect on the outcome of such election.

Even if a nominee is not re-elected, he or she will remain in office as a director until his or her earlier resignation or removal.

The Furmanite Bylaws provide that a director nominee shall be elected to the Furmanite board if, at a meeting of stockholders duly called and at which a quorum is present, a plurality of the votes are cast for such director.

Abstentions and broker non-votes are not counted as votes cast for purposes of the election of directors and, therefore, will have no effect on the outcome of such election.

Even if a nominee is not re-elected, he or she will remain in office as a director until his or her earlier resignation or removal.

Team, Inc.	Furmanite Corporation
Removal of Directors

The Team Charter and Bylaws provide that a director may be removed only for cause, as determined by the affirmative vote of the holders of at least a majority of the shares then entitled to vote in an election of directors, voting as a single class. The Team Charter provides that such stockholder vote may only be taken at a meeting of stockholders and not by written consent, the notice of which meeting expressly states such purpose. Cause for removal shall be deemed to exist only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction or has been adjudged by a court of competent jurisdiction to be liable for gross negligence or misconduct in the performance of such director’s duty to Team and such adjudication is no longer subject to direct appeal.	The Furmanite Bylaws provide that any director may, by a vote of a majority of all of the shares of stock outstanding and entitled to vote, be removed from office and another be appointed in the place of the person so removed, to serve for the remainder of his term.

Newly Created Directorship and Vacancies

The Team Bylaws provide that newly created directorships resulting from an increase in the number of directors may be filled by the affirmative vote of a majority of the directors for a term of office continuing only until the next election of one or more directors by the stockholders entitled to vote thereon. The Team Bylaws prohibit the board from filling more than two such directorships during the period between two successive annual meetings of stockholders.

Any vacancies resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining Team directors then in office, even though less than a quorum of the board. Any director elected to fill any such vacancy shall hold office for the remainder of the full term of the director whose departure from the board created the vacancy and until such newly elected director’s successor shall have been elected and qualified.

The Furmanite Bylaws provide that newly created directorships resulting from an increase in the number of directors may be filled by the affirmative vote of a majority of the directors for a term of office continuing only until the next election of one or more directors by the stockholders entitled to vote thereon. There is no prohibition on filling more than two such directorships.

Any vacancies shall be filled by the affirmative vote of a majority of the remaining Furmanite directors then in office, even though less than a quorum of the board. Any director elected to fill any such vacancy shall hold office for the remainder of the full term of the director whose departure from the board created the vacancy and until such newly elected director’s successor shall have been elected and qualified.

Board Meetings; Quorum; Vote

The Team Bylaws provide that the Team board shall have authority to hold annual, regular and special meetings. An annual meeting may be held immediately after the conclusion of the annual meeting of the stockholders. Regular meetings may be held at such time as the board may determine. Special meetings may be held if called by the Team Chairman of the board, the Chief Executive Officer or by at least one-third (1/3) of the directors then in office.	The Furmanite Bylaws provide that the Furmanite board shall have authority to hold annual, regular and special meetings. Regular meetings may be held at such time as the board may determine. Special meetings may be held if called by the Furmanite Chairman of the Board, the Chief Executive Officer, President, or by a written consent of any two (2) directors, by the Secretary, in each case on at least 24 hours written or printed or telegraphic, cable, electronic or wireless notice to each director.

Team, Inc.	Furmanite Corporation

At all meetings of the Team board, a majority of the directors then in office shall constitute a quorum for all purposes.

The board may act by unanimous written consent or, at an authorized meeting at which a quorum is present, by the vote of the majority of the directors present at the meeting.

At all meetings of the Furmanite board, a majority of the directors then in office shall constitute a quorum for all purposes. The Furmanite Charter provides that in no case shall quorum constitute less than one-third (1/3) of the total number of directors, nor less than two (2) directors.

Stockholder Action by Written Consent

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required to be taken at an annual or special meeting of the stockholders of a corporation, or any action which may be taken at an annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation.

The Team Bylaws provide that any action which may be taken at any meeting of stockholders may be taken without a meeting and without prior notice, if a unanimous consent in writing, setting forth the action so taken, shall be signed by the holders of all of the outstanding shares entitled to vote thereon.

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required to be taken at an annual or special meeting of the stockholders of a corporation, or any action which may be taken at an annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation.

The Furmanite Charter and the Furmanite Bylaws do not modify these provisions of the DGCL.

Special Meetings of Stockholders

The Team Bylaws and Charter provide that a special meeting of the Team stockholders may be called only by the Chairman of the Team board, or by the President pursuant to the request of the holders of not less than ten percent (10%) of the outstanding shares of the Team voting stock.	The Furmanite Bylaws provide that a special meeting of Furmanite stockholders may be called by the Chairman of the Furmanite board, Chief Executive Officer or President, or by a majority of the board of directors, or by a majority of the executive committee.

Notice of Stockholder Meetings

The Team Bylaws provide that notice of the time and place of every meeting of stockholders and of the business to be acted on at such meeting shall be delivered at least 10 days but not more than 60 days before the meeting to each stockholder of record having voting power and entitled to such notice. A notice of special meeting must state the purposes of the meeting.	The Furmanite Bylaws provide that notice of the time and place of every meeting of stockholders and of the business to be acted on at such meeting shall be delivered at least 10 days before the meeting.

Advance Notice Requirements for Stockholder Nominations and Other Provisions

The Team Bylaws provide that for business to be properly brought before an annual meeting by a stockholder (i) the stockholder must have given timely	The Furmanite Bylaws and Furmanite Charter do not provide for any advance notice requirements for stockholder nominations.

Team, Inc.	Furmanite Corporation

notice thereof in writing to the Secretary of Team; (ii) the subject matter thereof must be a matter which is a proper subject matter for stockholder action at such meeting; and (iii) the stockholder must be a stockholder of record of Team at the time the required notice is delivered by Team and must be entitled to vote at the meeting.

To be considered timely notice, a stockholder’s notice must be received by the Team Secretary at the principal executive offices of Team not less than 90 calendar days nor more than 120 days before the date of Team’s proxy statement released to stockholders in connection with the previous year’s annual meeting of stockholders.

If no annual meeting was held in the previous year, or if the date of the applicable annual meeting has been changed by more than 30 days from the date of the previous year’s annual meeting, then a stockholder’s notice, in order to be considered timely, must be received by the Secretary not later than the later of the close of business on the 60th day prior to such annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of such date was made.

Quorum

The Team Bylaws provide that a majority of the outstanding shares of Team entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the Team stockholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice.

The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

The Furmanite Bylaws provide that a majority of the outstanding shares of Furmanite entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the Furmanite stockholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice.

Certificate of Incorporation Amendments

The DGCL provides that an amendment to a corporation’s certificate of incorporation requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and either call a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or direct that the amendment be considered at the next annual meeting of the stockholders and (ii) the stockholders approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any).	The DGCL provides that an amendment to a corporation’s certificate of incorporation requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and either call a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or direct that the amendment be considered at the next annual meeting of the stockholders and (ii) the stockholders approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any).

Team, Inc.	Furmanite Corporation

The Team Charter provides that Team may at any time and from time to time amend, alter, change or repeal any provision contained in the Team Charter, and any other provisions authorized by the DGCL may be added or inserted; provided, however, that any such action requires the affirmative vote of at least two-thirds (2/3) of the holders of all of the shares of the stock of Team then entitled to vote in an election of directors, voting together as a single class.

Bylaws Amendments

Under the DGCL, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote. Notwithstanding the foregoing, a corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors, will not divest the stockholders or members of the power, nor limit their power, to adopt, amend or repeal bylaws.

The Team Bylaws provide that in addition to any requirements set forth by the DGCL, the Team Bylaws may be adopted, amended or repealed by (i) the affirmative vote of at least 2/3 of the holders of all of the shares of the stock of Team then entitled to vote in an election of directors, voting together as a single class, or by (ii) approval of a majority of the Team board.

Under the DGCL, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote. Notwithstanding the foregoing, a corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors, will not divest the stockholders or members of the power, nor limit their power, to adopt, amend or repeal bylaws.

The Furmanite Bylaws provide that the board shall have full power to alter, amend or repeal the Furmanite Bylaws or any provision thereof, or to make new bylaws, at any regular meeting as part of the general business of such meeting, or at a special meeting called for the purpose. Bylaws made, altered or amended by the board of directors may be altered, amended or repealed by the stockholders.

Limitation on Director Liability

The Team Charter provides that, to the fullest extent permitted by the DGCL, directors of Team shall not be personally liable to Team or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Team or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Team Charter provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Team will automatically be deemed eliminated and limited to the fullest extent permitted by the DGCL as so amended.

The Furmanite Charter provides that, to the fullest extent permitted by the DGCL, directors of Furmanite shall not be personally liable to Furmanite or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Furmanite or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Furmanite Charter provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Furmanite will automatically be deemed eliminated and limited to the fullest extent permitted by the DGCL as so amended.

Team, Inc.	Furmanite Corporation
Indemnification

The Team Charter provides that directors and officers may be indemnified to the fullest extent permitted by the applicable provisions of the DGCL. The Team Bylaws provide that Team will indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made a party or is threated to be made a party to or is otherwise involved in any proceeding by reason of the fact that he or she is or was a director or officer of Team, against all expense, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that with some exceptions, Team shall indemnify any such indemnitee in connection with a proceeding initiated by such indemnitee only if such proceeding was authorized in the first instance by the Team board.

The right to indemnification includes the right to be paid by Team the expenses incurred in defending any such proceeding in advance of its final disposition.

The Furmanite Bylaws provide that to the full extent permitted by applicable law, Furmanite shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of Furmanite, against expenses (including attorney fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

Such indemnification may, in the discretion of the board of directors, include advances of his expenses in advance of final disposition of such action, suit or proceeding, subject to the provisions of any applicable statute.

Preemptive Rights

Team stockholders do not have any preemptive rights.	Furmanite stockholders do not have any preemptive rights.

Business Combination or Antitakeover

Team has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to Team.	Furmanite has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to Furmanite.

Appraisal Rights

Team stockholders have such appraisal rights as are provided for under Delaware law.	Furmanite stockholders have such appraisal rights as are provided for under Delaware law.

Forum for Adjudication of Disputes

The Team Charter and Bylaws provide that unless Team consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of Team, (ii) action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee of Team to Team or its stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL or the Team Charter or Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine.	The Furmanite Bylaws provide that any derivative action or proceeding by or in the name of Furmanite shall be brought only in the Chancery Court of the State of Delaware.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements (referred to as the “pro forma financial statements”) have been primarily derived from the historical consolidated financial statements of Team (including Qualspec) and Furmanite incorporated by reference into this joint proxy statement/prospectus.

The Pro Forma Condensed Combined Consolidated Statements of Operations (referred to as the “pro forma statement of operations”) for the six months ended November 30, 2015 and year ended May 31, 2015, give effect to the merger as if it was consummated on June 1, 2014. The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet (referred to as the “pro forma balance sheet”) as of November 30, 2015, gives effect to the merger as if it was consummated on November 30, 2015.

On July 7, 2015, Team completed its acquisition of Qualspec. The pro forma statement of operations for the six months ended November 30, 2015 and year ended May 31, 2015, gives effect to the Qualspec acquisition as if it was consummated on June 1, 2014. Team’s historical balance sheet as of November 30, 2015 contains the balances of Qualspec. Prior to its acquisition by Team, Qualspec’s fiscal year ended December 31. The pro forma statement of operations for the year ended May 31, 2015 includes Qualspec’s results for the twelve months ended March 31, 2015. The pro forma statement of operations for the six months ended November 30, 2015 includes Qualspec’s results for the period from June 1, 2015 through July 6, 2015. Qualspec’s results from the Qualspec acquisition date through November 30, 2015 are included in Team’s historical results for the six months ended November 30, 2015. There were no significant transactions outside the ordinary course of business for Qualspec in the two month period ended May 31, 2015.

Furmanite’s fiscal year ends December 31. The pro forma statement of operations for the year ended May 31, 2015 includes Furmanite’s results for the twelve months ended June 30, 2015 and excludes discontinued operations. Such results were derived from the historical annual financial statements as of and for the year ended December 31, 2014 and historical quarterly financial statements as of and for the nine and three months ended September 30, 2015, by adding and deducting the appropriate information. Specifically, amounts for the twelve months ended June 30, 2015 were calculated using the amounts for the year ended December 31, 2014 plus the amounts for the nine months ended September 30, 2015, less the amounts for the three months ended September 30, 2015, less the amounts for the nine months ended September 30, 2014, plus the amounts for the three months ended September 30, 2014. Accordingly, Furmanite’s results for the six months ended June 30, 2014 are excluded from the pro forma statement of operations. The pro forma statement of operations for the six months ended November 30, 2015 includes Furmanite’s results for the six months ended September 30, 2015 and excludes discontinued operations. Such results were derived from the historical quarterly financial statements for the nine months ended September 30, 2015 and for the three months ended March 31, 2015, by adding and deducting the appropriate information. Specifically, amounts for the six months ended September 30, 2015 were calculated using the amounts for the nine months ended September 30, 2015 less the amounts for the three months ended March 31, 2015. Furmanite’s results for the period from April 1, 2015 through June 30, 2015 are included in both the pro forma statement of operations for the year ended May 31, 2015 and in the pro forma statement of operations for the six months ended November 30, 2015. Furmanite’s revenues and income from continuing operations for the period from April 1, 2015 through June 30, 2015 were $104.1 million and $3.3 million, respectively. The pro forma balance sheet as of November 30, 2015 includes Furmanite’s balance sheet as of September 30, 2015. Except as described in the notes to the Summary—Selected Historical Financial Information of Furmanite on page 26 of this joint proxy statement/prospectus, there were no significant transactions outside the ordinary course of business for Furmanite in the twelve months ended June 30, 2015 and the six months ended September 30, 2015.

On September 28, 2015, Furmanite, through its wholly owned subsidiary Furmanite America, Inc. (referred to as “Furmanite America”), closed an asset purchase agreement with Burrow Global, LLC (referred to as “Burrow Global”) under which Furmanite America agreed to sell to Burrow Global substantially all of the assets of Furmanite Technical Solutions (“FTS”), a division of Furmanite’s Engineering & Project Solutions operating segment. Additionally, Burrow Global agreed to assume certain liabilities related to FTS. Furmanite received cash proceeds of $13.8 million, which are subject to adjustment based on final working capital balances plus a one-year, 4% promissory note from Burrow Global for $0.6 million. The operating results, assets, and liabilities of Furmanite included in the pro forma financial statements have been adjusted to exclude discontinued operations.

Upon consummation of the merger, each Furmanite stock option that is outstanding, whether vested or unvested, will (i) if such option is a specified award, become vested in full pursuant to the terms of the merger agreement and (ii) be converted into an option to purchase shares of Team common stock, on the same terms and conditions as were applicable to such Furmanite stock option. The term “specified award” means 50% of each Furmanite stock option, restricted stock unit award and performance stock unit award held by an individual who was identified as a specified key employee by mutual agreement of Furmanite and Team and who has satisfied certain conditions prior to the effective time of the merger. The number of shares of Team common stock (rounded down to the nearest whole number of shares) subject to each converted Team stock option will equal the product of (A) the number of shares of Furmanite common stock subject to the Furmanite stock option (with such number determined by deeming any applicable performance conditions to be satisfied in full) multiplied by (B) the exchange ratio, and the exercise price per share (rounded up to the nearest whole cent) of each converted Team stock option will be determined by dividing (1) the per share exercise price of the Furmanite stock option by (2) the exchange ratio. Furmanite and Team have agreed that all vested converted Team stock options will remain exercisable following the holder’s termination of employment until the earlier to occur of the date that is six months following such termination of employment and the original expiration date of the stock option.

Upon completion of the merger, each restricted share of Furmanite common stock that is outstanding will vest in full and become free of restrictions and the holder thereof will become entitled to receive the merger consideration with respect to such restricted share, less any applicable taxes required to be withheld as provided in the merger agreement. Also upon completion of the merger, each Furmanite restricted stock unit and performance stock unit that is outstanding immediately prior to the effective time that is not a specified award will be converted into a Team restricted stock unit, with the same terms and conditions as were applicable under such Furmanite restricted stock unit or performance stock unit, as applicable, except that the performance-based vesting conditions applicable to the performance stock units shall not apply after the merger and except for certain additional vesting provisions, and relating to the number of shares of Team common stock (rounded to the nearest whole number of shares), determined by multiplying (i) the number of shares of Furmanite common stock subject to such restricted stock unit or performance stock unit, as applicable, (with the number of shares determined, for the purposes of each performance stock unit, by deeming the applicable performance-based vesting condition to have been achieved at the maximum level) by (ii) the exchange ratio. Each Furmanite restricted stock unit and performance stock unit that is outstanding that is a specified award will vest in full (and in the case of a Furmanite performance stock unit, the applicable performance-based vesting condition will be deemed to have been achieved at the maximum level), and the holder will be entitled to receive the number of shares of Team common stock (rounded to the nearest whole number of shares), determined by multiplying (i) the number of shares of Furmanite common stock subject to such restricted stock unit or performance stock unit, as applicable, immediately prior to the effective time (with the number of shares determined, for the purposes of each performance stock unit, by deeming the applicable performance-based vesting condition to have been achieved at the maximum level) by (ii) the exchange ratio, less any applicable taxes required to be withheld as provided under the merger agreement.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the pro forma financial statements. The historical consolidated financial information has been adjusted in the pro forma financial statements to give effect to pro forma events for Qualspec and Furmanite that are: (i) directly attributable to the merger or the Qualspec acquisition; (ii) factually supportable; and (iii) with respect to the pro forma statements of operations, expected to have a continuing impact on the combined results of Team, Qualspec and Furmanite.

Transactions between Team and Qualspec during the periods presented in the pro forma financial statements have been eliminated as if Team and Qualspec were consolidated affiliates during the period. There were no significant transactions between Team and Furmanite during the periods presented in the pro forma financial statements, and there were no significant outstanding balances between Team and Furmanite as of the balance sheet date.

The purchase price of Furmanite will ultimately be determined on the date of the merger is completed based upon the fair value of the shares of Team’s common stock issued in connection with the merger and consideration attributable to pre-combination service for converted equity awards. The purchase price for the pro forma financial statements is based on the closing price of Team common stock on the NYSE on January 8, 2016, of $28.13 per share and the exchange of Furmanite outstanding shares of common stock for the right to receive 0.215 shares of Team common stock.

In accordance with Accounting Standards Codification 805, Business Combinations, (ASC 805) the merger will be accounted for under the acquisition method with Team as the acquirer of Furmanite. The purchase price will be allocated to the fair values of the assets acquired and liabilities assumed from Furmanite. Since the pro forma financial statements have been prepared based on preliminary estimates and assumptions, the final amounts recorded at the date of the merger may differ materially from the information presented. All estimates reflected in the pro forma financial statements are subject to change pending additional review of the assets acquired, liabilities assumed, calculation of the final purchase price. Accordingly, there can be no assurance that any revisions to estimates will not result in material changes to the information presented.

The merger, Qualspec acquisition and the related adjustments are described in the accompanying notes. In the opinion of Team management, all adjustments have been made that are necessary to present fairly, in accordance with Regulation S-X, the pro forma balance sheet and pro forma statements of operations.

The pro forma financial statements have been presented for illustrative purposes only and do not reflect the impact of synergies. Therefore, the pro forma financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future consolidated results of operations or financial position of the combined company. The following information is only for the limited purpose of presenting what the results of operations and financial position of the combined businesses of Team and Furmanite might have looked like had the merger taken place at an earlier date and should not be relied on for any other purpose.

The following pro forma financial statements should be read in conjunction with:

•	the accompanying notes to the pro forma financial statements;

•	the separate historical consolidated financial statements of Team as of and for the year ended May 31, 2015, included in Team’s Form 10-K filed with the SEC on August 7, 2015, and incorporated by reference into this joint proxy statement/prospectus;

•	the separate historical unaudited condensed consolidated interim financial statements of Team as of and for the quarter ended November 30, 2015, included in Team’s Form 10-Q filed with the SEC on January 11, 2016, and incorporated by reference into this joint proxy statement/prospectus;

•	the separate unaudited pro forma condensed consolidated financial statements of Team as of and for the year ended May 31, 2015, the separate unaudited condensed consolidated financial statements of Qualspec as of and for the three months ended March 31, 2015 and March 31, 2014 and the separate historical consolidated financial statements of Qualspec as of and for the year ended December 31, 2014, all of which are included in Team’s Form 8-K/A filed with the SEC on September 21, 2015, in connection with business acquisition of Qualspec, and incorporated by reference into this joint proxy statement/prospectus;

•	the separate historical consolidated financial statements of Furmanite as of and for the year ended December 31, 2014, included in Furmanite’s Form 8-K filed with the SEC on December 17, 2015, and incorporated by reference into this joint proxy statement/prospectus;

•	the separate historical unaudited consolidated interim financial statements of Furmanite as of and for the three months ended March 31, 2015, included in Furmanite’s Form 8-K filed with the SEC on January 14, 2016, and incorporated by reference into this joint proxy statement/prospectus;

•	the separate historical unaudited consolidated interim financial statements of Furmanite as of and for the three and nine months ended September 30, 2015, included in Furmanite’s Form 10-Q filed with the SEC on November 6, 2015, and incorporated by reference into this joint proxy statement/prospectus; and

•	the other information contained in or incorporated by reference into this joint proxy statement/prospectus.

TEAM, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

As of November 30, 2015

(in thousands, except share and per share data)

	Team Historical As of November 30, 2015 (a)	Furmanite Historical As of September 30, 2015 (a)	Pro Forma Adjustments Furmanite Acquisition		Team Pro Forma
ASSETS
Current Assets:
Cash and cash equivalents	$46,502	$47,130	$—		$93,632
Restricted cash	5,000	—	—		5,000
Receivables, net of allowance	244,062	98,427	—		342,489
Inventory	28,466	43,728	—		72,194
Deferred income taxes	5,655	6,467	—		12,122
Prepaid expenses and other current assets	12,467	9,944			22,411
Current assets of discontinued operations	—	2,615	(2,615	)n	—

Total Current Assets	342,152	208,311	(2,615)		547,848
Property, plant and equipment, net	123,221	49,748	14,062	q	187,031
Intangible assets, net of accumulated amortization	96,518	7,613	53,254	s,t	157,385
Goodwill	253,677	15,648	49,152	r	318,477
Other assets, net	2,384	—	995	t, u	3,379
Deferred income taxes	1,916	3,114	—		5,030
Non-current assets of discontinued operations	—	10	(10	)n	—

Total Assets	$819,868	$284,444	$114,838		$1,219,150

LIABILITIES AND EQUITY
Current Liabilities:
Current portion of long-term debt	$—	$91	$—		$91
Accounts payable	31,605	16,704	—		48,309
Other accrued liabilities	62,989	27,532	12,636	p	103,157
Income taxes payable	—	174	4,459	o	4,633
Current liabilities of discontinued operations	—	3,933	(3,933	)n	—

Total Current Liabilities	94,594	48,434	13,162		156,190
Deferred income taxes	10,228	—	27,409	q,s	37,637
Long-term debt	370,979	68,891	—		439,870
Other long-term liabilities	1,541	22,163	(3,762	)t	19,942

Total Liabilities	477,342	139,488	36,809		653,639
Commitments and contingencies
Equity:
Preferred stock	—	—	—		—
Common stock	6,550	4,851	(2,337	)v	9,064
Additional paid-in capital	119,746	140,633	94,228	v	354,607
Retained earnings	255,019	41,632	(56,022	)v	240,629
Accumulated other comprehensive loss	(17,651)	(24,147)	24,147	p,v	(17,651)
Treasury stock at cost	(21,138)	(18,013)	18,013	v	(21,138)

Total shareholders' equity	342,526	144,956	78,029		565,511
Non-controlling interest	—	—	—		—

Total equity	342,526	144,956	78,029		565,511

Total liabilities and equity	$819,868	$284,444	$114,838		$1,219,150

TEAM, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended May 31, 2015

(in thousands, except per share data)

	Team Historical Twelve Months Ended May 31, 2015 (a)	Qualspec Historical Twelve Months Ended March 31, 2015(a)	Pro Forma Adjustments Qualspec Acquisition		Furmanite Historical Twelve Months Ended June 30, 2015 (a)	Pro Forma Adjustments Furmanite Acquisition		Team Pro Forma
		Unaudited	Unaudited		Unaudited	Unaudited		Unaudited
Revenues	$842,047	$170,425	$—		$400,415	$—		$1,412,887
Operating expenses	584,054	116,405	—		283,130	5,722	h,j	989,311

Gross margin	257,993	54,020	—		117,285	(5,722)		423,576
Depreciation and amortization expense	—	—	—		11,575	(11,575	) h,j	—
Selling, general and administrative expenses	189,528	40,026	1,563	b	87,011	7,281	i,j	325,409

Operating income (loss)	68,465	13,994	(1,563)		18,699	(1,428)		98,167
Interest expense, net	2,489	2,880	2,874	c	2,469	(999	) l,u	9,713
Management fees	—	720	(720	)f	—	—		—
Other non-operating expenses	—	12,561	(10,500	)g	—	—		2,061
Loss on investment in Venezuela	1,177	—	—		—	—		1,177
Foreign currency loss	1,509	—	—		—	723	l	2,232

Income (loss) from continuing operations before income taxes	63,290	(2,167)	6,783		16,230	(1,152)		82,984
Less: Provision for income taxes	22,793	1,629	33	d	6,676	(1,257	) d	29,874

Income (loss) from continuing operations	40,497	(3,796)	6,750		9,554	105		53,110
Less: Income (loss) attributable to non-controlling interest	427	(189)	189	e	—	—		427

Income (loss) from continuing operations available to shareholders	$40,070	$(3,607)	$6,561		$9,554	$105		$52,683
Income from continuing operations per share:								—
Basic	$1.95							$1.84
Diluted	$1.85							$1.75
Weighted-average shares outstanding:
Basic	20,500					8,175	m	28,675
Diluted	21,651					8,376	m	30,027

TEAM, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENTS OF OPERATIONS

Six Months Ended November 30, 2015

(in thousands, except per share data)

	Team Historical Six Months Ended November 30, 2015	Qualspec Historical for the period from June 1, 2015 through July 6, 2015	Pro Forma Adjustments Qualspec Acquisition		Furmanite Historical Six Months Ended September 30, 2015	Pro Forma Adjustments Furmanite Acquisition		Team Pro Forma
Revenues	$503,553	$17,835	$—		$201,510	$—		$722,898
Operating expenses	356,247	12,342	—		144,005	2,375	h,j	514,969

Gross margin	147,306	5,493	—		57,505	(2,375)		207,929
Depreciation and amortization expense	—	—	—		5,718	(5,718	) h,j	—
Selling, general and administrative expenses	122,936	4,030	(3,493	)b	42,261	815	i,j	166,549
Loss on revaluation of contingent consideration	522	—	—		—	—		522

Operating income (loss)	23,848	1,463	3,493		9,526	2,528		40,858
Interest expense, net	4,048	260	288	c	1,110	(548	) l,u	5,158
Management fees	—	145	(145	)f	—	—		—
Other non-operating expenses	—	17,887	(17,887	)g	—	—		—
Foreign currency loss	624	—	—		—	481	l	1,105

Income (loss) from continuing operations before income taxes	19,176	(16,829)	21,237		8,416	2,595		34,595
Less: Provision for income taxes	6,259	60	1,355	d	3,548	(341	) d	10,881

Income (loss) from continuing operations	12,917	(16,889)	19,882		4,868	2,936		23,714
Less: Income (loss) attributable to non-controlling interest	—	(840)	840	e	—	—		—

Income (loss) from continuing operations available to shareholders	$12,917	$(16,049)	$19,042		$4,868	$2,936		$23,714
Income from continuing operations per share:								—
Basic	$0.62							$0.82
Diluted	$0.60							$0.80
Weighted-average shares outstanding:
Basic	20,781					8,175	m	28,956
Diluted	21,427					8,376	m	29,803

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Transaction

On November 1, 2015, Team, Furmanite and Merger Sub entered into the merger agreement whereby Furmanite will become a wholly owned subsidiary of Team. Subject to the terms and conditions of the merger agreement, upon consummation of the merger, each outstanding share of Furmanite common stock (other than shares held by Team, Merger Sub or Furmanite, which will be cancelled) will be converted into the right to receive 0.215 shares of Team common stock.

Upon consummation of the merger, each Furmanite stock option that is outstanding, whether vested or unvested, will (i) if such option is a specified award, become vested in full pursuant to the terms of the merger agreement and (ii) be converted into an option to purchase shares of Team common stock, on the same terms and conditions as were applicable to such Furmanite stock option. The term “specified award” means 50% of each Furmanite stock option, restricted stock unit award and performance stock unit award held by an individual who was identified as a specified key employee by mutual agreement of Furmanite and Team and who has satisfied certain conditions prior to the effective time of the merger. The number of shares of Team common stock (rounded down to the nearest whole number of shares) subject to each converted Team stock option will equal the product of (A) the number of shares of Furmanite common stock subject to the Furmanite stock option (with such number determined by deeming any applicable performance conditions to be satisfied in full) multiplied by (B) the exchange ratio, and the exercise price per share (rounded up to the nearest whole cent) of each converted Team stock option will be determined by dividing (1) the per share exercise price of the Furmanite stock option by (2) the exchange ratio. Furmanite and Team have agreed that all vested converted Team stock options will remain exercisable following the holder’s termination of employment until the earlier to occur of the date that is six months following such termination of employment and the original expiration date of the stock option. Upon completion of the merger, each restricted share of Furmanite common stock that is outstanding will vest in full and become free of restrictions and the holder thereof will become entitled to receive the merger consideration with respect to such restricted share, less any applicable taxes required to be withheld as provided in the merger agreement. Also upon completion of the merger, each Furmanite restricted stock unit and performance stock unit that is outstanding immediately prior to the effective time that is not a specified award will be converted into a Team restricted stock unit, with the same terms and conditions as were applicable under such Furmanite restricted stock unit or performance stock unit, as applicable, except that the performance-based vesting conditions applicable to the performance stock units shall not apply after the merger and except for certain additional vesting provisions, and relating to the number of shares of Team common stock (rounded to the nearest whole number of shares), determined by multiplying (i) the number of shares of Furmanite common stock subject to such restricted stock unit or performance stock unit, as applicable, (with the number of shares determined, for the purposes of each performance stock unit, by deeming the applicable performance-based vesting condition to have been achieved at the maximum level) by (ii) the exchange ratio. Each Furmanite restricted stock unit and performance stock unit that is outstanding that is a specified award will vest in full (and in the case of a Furmanite performance stock unit, the applicable performance-based vesting condition will be deemed to have been achieved at the maximum level), and the holder will be entitled to receive the number of shares of Team common stock (rounded to the nearest whole number of shares), determined by multiplying (i) the number of shares of Furmanite common stock subject to such restricted stock unit or performance stock unit, as applicable, immediately prior to the effective time (with the number of shares determined, for the purposes of each performance stock unit, by deeming the applicable performance-based vesting condition to have been achieved at the maximum level) by (ii) the exchange ratio, less any applicable taxes required to be withheld as provided under the merger agreement.

Note 2. Basis of Pro Forma Presentation

The pro forma statements of operations for the six months ended November 30, 2015 and year ended May 31, 2015, each gives effect to the merger as if it was consummated on June 1, 2014. The pro forma balance sheet as of November 30, 2015, gives effect to the merger as if it was consummated on November 30, 2015.

The pro forma financial statements have been derived from the historical consolidated financial statements of Team, Qualspec and Furmanite that are incorporated by reference into this document. Assumptions and estimates underlying the pro forma adjustments are described in these notes, which should be read in conjunction with the pro forma financial statements. Since the pro forma financial statements have been prepared based upon preliminary estimates and assumptions, the final amounts recorded at the date of the merger may differ materially from the information presented.

Team’s acquisition of Qualspec was completed effective on July 7, 2015. The pro forma statement of operations for the six months ended November 30, 2015 and year ended May 31, 2015, gives effect to the acquisition as if it was consummated on June 1, 2014. Team’s historical balance sheet as of November 30, 2015 contains the balances of Qualspec. Prior to its acquisition, Qualspec’s, fiscal year ended December 31. The pro forma statement of operations for the year ended May 31, 2015 includes Qualspec’s results for the twelve months ended March 31, 2015. The pro forma statement of operations for the six months ended November 30, 2015 includes Qualspec’s results for the period from June 1, 2015 through July 6, 2015. Qualspec’s results from the Qualspec acquisition date through November 30, 2015 are included in Team’s historical results for the six months ended November 30, 2015. There were no significant transactions outside the ordinary course of business for Qualspec in the two month periods ended May 31, 2015.

Furmanite’s fiscal year ends December 31. The pro forma statement of operations for the year ended May 31, 2015 includes Furmanite’s results for the twelve months ended June 30, 2015 and excludes discontinued operations. Such results were derived from the historical annual financial statements as of and for the year ended December 31, 2014 and historical quarterly financial statements as of, for nine and three months ended September 30, 2015, by adding and deducting appropriate information. Specifically, amounts for the twelve months ended June 30, 2015 were calculated using the amounts for the year ended December 31, 2014 plus the amounts for the nine months ended September 30, 2015, less the amounts for the three months ended September 30, 2015, less the amounts for the nine months ended September 30, 2014, plus the amounts for the three months ended September 30, 2014. The pro forma statement of operations for the six months ended November 30, 2015 includes Furmanite’s results for the six months ended September 30, 2015 and excludes discontinued operations. Such results were derived from the historical quarterly financial statements for the nine months ended September 30, 2015 and for the three months ended March 31, 2015, by adding and deducting the appropriate information. Specifically, amounts for the six months ended September 30, 2015 were calculated using the amounts for the nine months ended September 30, 2015 less the amounts for the three months ended March 31, 2015. Furmanite’s results for the period from April 1, 2015 through June 30, 2015 are included in both the pro forma statement of operations for the year ended May 31, 2015 and in the pro forma statement of operations for the six months ended November 30, 2015. Furmanite’s revenues and income from continuing operations for the period from April 1, 2015 through June 30, 2015 were $104.1 million and $3.3 million, respectively. The pro forma balance sheet as of November 30, 2015 includes Furmanite’s balance sheet as of September 30, 2015. Except as described in the notes to the Summary—Selected Historical Financial Information of Furmanite on page 26 of this joint proxy statement/prospectus, there were no significant transactions outside the ordinary course of business for Furmanite in the twelve months ended June 30, 2015 and six months ended September 30, 2015.

On September 28, 2015, Furmanite, through its wholly owned subsidiary Furmanite America, closed an asset purchase agreement with Burrow Global under which Furmanite America agreed to sell to Burrow Global substantially all of the assets of the FTS division of Furmanite’s Engineering & Project Solutions operating segment. Additionally, Burrow Global agreed to assume certain liabilities related to FTS. Furmanite received cash proceeds of $13.8 million, which are subject to adjustment based on final working capital balances plus a one-year, 4% promissory note from Burrow Global for $0.6 million. The operating results, assets, and liabilities of Furmanite included in pro forma financial statements have been adjusted to exclude discontinued operations.

Under GAAP, the total estimated purchase price is calculated as described in Note 3 to the pro forma financial statements, and the assets acquired and the liabilities assumed have been measured at estimated fair value, except for certain items where other specific guidance applies. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Team has applied the accounting guidance for fair value measurements in Accounting Standards Codification Topic 820, Fair Value Measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date, which, in this case, will be the date of the merger. This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result, the pro forma financial statements may record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Team’s intended use of those assets. Many fair value measurements can be highly subjective and it is also possible that others applying reasonable judgment to the same facts and circumstances could develop and support a range of alternative estimated amounts.

The following table presents the assumptions reflected in the pro forma balance sheet for the assets acquired and the liabilities assumed from Furmanite:

ASSETS:	FAIR VALUE ASSUMPTIONS
Cash and cash equivalents; Accounts receivable	Carrying value approximates fair value.
Inventory	Preliminarily estimated based on carrying value; amounts may be adjusted as additional analysis is performed.
Property, plant and equipment; real estate and investments (included with other noncurrent assets)	Preliminarily estimated based on carrying value plus a write up to fair values; amounts will be adjusted as additional analysis is performed and purchase price is updated.
Other current assets and other noncurrent assets	Estimated as equal to carrying value; fair value may change as additional analysis is performed.
Intangible assets	Preliminarily estimated based on carrying value plus an estimated $54,841 thousand of additional other identified intangible assets with a weighted-average useful life of 10.5 years; amount will be adjusted as additional analysis is performed.
Goodwill	Amount preliminarily based on difference between the estimated purchase price and the current assumptions for the fair values of assets acquired and liabilities assumed; amount will be adjusted for the final calculated purchase price and changes in the fair values of assets acquired and liabilities assumed.

LIABILITIES:	FAIR VALUE ASSUMPTIONS
Accounts payable; Other accrued liabilities; Income taxes payable	Estimated as equal to carrying value; fair value may change as additional analysis is performed.
Long-term debt, including current maturities	Estimated based on fair value per Note 6 of the financial statements included in Furmanite’s Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 6, 2015 and approximates carrying value; fair value may change as additional analysis is performed.
Deferred income taxes	Preliminary estimated based on other pro forma adjustments; amounts will be adjusted as additional analysis is performed and purchase price is updated.
Other long-term liabilities	Estimated as equal to carrying value, including pension liabilities, which were valued in accordance with guidance ASC 715 “Compensation – Retirement benefits”; fair value may change as additional analysis is performed

The pro forma adjustments and assumptions included herein are preliminary and will be revised at the time of the merger is completed as further information becomes available and as additional analyses are performed. The final purchase price allocation will be determined at the time the merger is completed, and the final amounts recorded for the merger may differ materially from the information presented in these pro forma financial statements.

Transaction costs, including amounts reflected in the historical financial statements and estimated future amounts, have been excluded from the pro forma statements of operations. However, estimated transaction costs are reflected in the pro forma balance sheet. Management estimates transaction costs, including advisory and legal fees as well as change of control payments, will be approximately $17.6 million for the Furmanite merger and $3.6 million for the Qualspec acquisition.

The pro forma financial statements do not reflect any cost savings or associated costs to achieve such savings from operating efficiencies, synergies, debt refinancing or other restructuring that may result from the acquisition and merger. Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the pro forma financial statements when the merger is completed.

Note 3. Preliminary Purchase Price

Upon completion of the merger, each outstanding share of Furmanite common stock will be converted into the right to receive 0.215 shares of Team common stock. Furmanite stock options and restricted shares, restricted and performance stock units were estimated based on the terms of the merger agreement.

The preliminary purchase price for the acquisition of Furmanite is calculated as follows:

Furmanite common shares outstanding	38,023,593
Substituted stock options, restricted stock units and restricted stock awards attributable to pre-combination service	935,136
38,958,729
Exchange ratio	0.215
Estimated number of Team common shares to be issued	8,376,127
Team common share price as of January 8, 2016	$28.13
Preliminary estimated purchase price	$235,620,445

The preliminary purchase price was computed using Furmanite’s outstanding common stock, stock options, restricted and performance stock units as of January 8, 2016. The preliminary purchase price reflects the market value of Team’s common stock to be issued in connection with the merger based on the closing price of Team common stock on January 8, 2016. Because ASC 805 requires that the purchase price be measured at the date of the merger at the then-current market price, the final purchase price will likely be different from the amount assumed in these pro forma financial statements and that difference may be material. For example, an increase or decrease by 10% in the Team common stock price on the date of the merger from the common stock price assumed in these pro forma financial statements would increase or decrease the value of the merger consideration by approximately $24 million.

Note 4. Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the fair values of the assets to be acquired and the liabilities to be assumed by Team in the merger, reconciled to the estimate of consideration expected to be transferred. Amounts are based on fair values reflected in the pro forma balance sheet, which is as of September 30, 2015 (in thousands):

Furmanite Preliminary purchase price allocation
(as of September 30, 2015)
in thousands
ASSETS
Current Assets
Cash and cash equivalents	$47,130
Accounts and notes receivable	98,427
Inventory	43,728
Current deferred tax asset	6,467
Prepaid expenses and other current assets	9,944

Total Current Assets	205,696
Property, plant & equipment, net	63,810
Goodwill	64,800
Intangible assets	60,867
Other noncurrent assets	4,108

Total Assets	$399,281

LIABILITIES
Current Liabilities
Current portion of long-term debt	$91
Accounts payable	16,704
Other accrued liabilities	27,532
Current income taxes payable	4,633

Total current liabilities	48,960
Long-term debt	68,891
Noncurrent deferred tax liability	27,409
Other noncurrent liabilities	18,401

Total liabilities	163,661

Preliminary estimated purchase price	$235,620

Note 5. Adjustments to Pro Forma Financial Statements

The pro forma adjustments included in the pro forma financial statements are as follows:

(a) Team’s, Qualspec’s and Furmanite’s historical presentation. These amounts are based on the amounts reported in the Team consolidated balance sheet as of November 30, 2015 and consolidated statements of operations for the year ended May 31, 2015 and six months ended November 30, 2015, Qualspec’s consolidated statements of operations for the year ended March 31, 2015 and for the period from June 1, 2015 through July 6, 2015 and Furmanite’s consolidated balance sheet as of September 30, 2015 and consolidated statements of income for the twelve months ended June 30, 2015 and six months ended September 30, 2015. Certain financial statement line items included in each of Qualspec’s and Furmanite’s historical presentation have been reclassified to conform to corresponding financial statement line items included in Team’s historical presentation. These reclassifications had no material impact on the historical operating income, income from continuing operations, total assets, liabilities or shareholders’ equity reported by Team, Qualspec or Furmanite. The accompanying pro forma statements of operations exclude the results of Furmanite’s discontinued operations.

Team historical operating income for the year ended May 31, 2015 was negatively impacted by $3.2 million in non-routine costs consisting of acquisition related fees, legal fees surrounding the defense of intellectual property associated with one of Team’s operating segments, Quest Integrity, enterprise resource planning (referred to as “ERP”) system implementation costs, and a fixed asset write down. For the six months ended November 30, 2015, Team operating income included a loss of $0.5 million due to a revaluation of a contingent consideration liability, $6.4 million in professional fees related to costs associated with mergers and acquisitions activity, $1.1 million in intellectual property defense legal costs and $2.0 million in costs related to the implementation of the new ERP system.

Selling, general and administrative expense for the twelve months ended June 30, 2015 contained approximately $1.7 million attributable to the incremental compensation expense pursuant to the provisions of a retirement agreement with a Furmanite executive. For the six months ended September 30, 2015, Furmanite’s Selling, general and administrative expense contained approximately $1.7 million of non-routine incremental professional fees and other costs incurred related to the Furmanite’s 2015 Annual Meeting of Stockholders.

The total preliminary purchase price has been allocated to Furmanite’s tangible and intangible assets acquired and liabilities assumed based on preliminary estimates and assumptions of fair value made with limited analysis and valuation studies.

The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill. The final determination of fair value and allocation of the purchase price will be determined after the merger is consummated and additional analyses and valuation studies are performed to determine the fair values of Furmanite’s tangible and intangible assets acquired and liabilities assumed as of the date the merger is completed. Changes in the fair value of the net assets of Furmanite until the date the merger is completed will change the amount of the purchase price allocable to goodwill. The actual amounts recorded when the merger is completed may differ materially from the pro forma adjustments presented herein. To the extent that the purchase price is allocated differently, including to assets other than goodwill, such assets may be depreciable or amortizable and the combined company may incur more or less depreciation and amortization expense compared with the estimated amounts set forth herein.

Transactions between Team and Furmanite for the year ended May 31, 2015 and six months ended November 30, 2015, as well as receivable and payable balances between Team and Furmanite as of November 30, 2015 were determined to be immaterial to pro forma financial statements.

Adjustments to Pro Forma Condensed Combined Consolidated Statement of Operations

(b) Selling, general and administrative expenses. Reflects additional depreciation and amortization of Qualspec acquired assets of $1,949 thousand for the twelve months ended May 31, 2015 and $194 thousand for the six months ended November 30, 2015 and elimination of transaction related expenses of $386 thousand for twelve months ended May 31, 2015 and $3,688 thousand for the six months ended November 30, 2015.

(c) Interest expense. Reflects Qualspec incremental interest expense of $2,874 thousand for the twelve months ended May 31, 2015 and $288 thousand for the six months ended November 30, 2015 based on annual interest expense associated with incremental Team debt of approximately $260.3 million less Qualspec debt paid off at acquisition of $45.5 million.

(d) Provision for income taxes. Adjust the overall pro-forma provision for income taxes to reflect the expected combined post-merger provision for income taxes of the pro forma operations of 36% for the twelve month pro forma period and 31% for the six month pro forma period.

(e) Income (loss) attributable to non-controlling interest. Eliminate loss associated with non-controlling interest purchased at acquisition for twelve months ended May 31, 2015 and six months ended November 30, 2015.

(f) Management fees. Reflects reversal of management fees paid by Qualspec to previous ownership of $720 thousand for twelve months ended May 31, 2015 and $145 thousand for the six months ended November 30, 2015. Such costs are excluded from pro forma statement of operations as they represent non-recurring charges and are not expected to have a continuing impact on consolidated results.

(g) Other non-operating expenses. Reflects an adjustment for settlement of non-routine legal costs of $10,500 thousand for twelve months ended May 31, 2015, $6,525 thousand for the six months ended November 30, 2015, and $154 thousand for the Qualspec historical period from June 1, 2015 through July 6, 2015. Also, for the six months ended November 30, 2015 reflects removal of certain nonrecurring charges, including change-of-control payments to certain employees for the total of $11,208 thousand. Such costs are excluded from pro forma statement of operations as they represent non-recurring charges and are not expected to have a continuing impact on consolidated results.

(h) Operating expenses, Depreciation and amortization expense. Reflects a reclassification a portion of depreciation and amortization to the operating expenses to conform with Team’s presentation and adjustment to depreciation and amortization expense related to the write up of Furmanite’s property, plant and equipment to fair value with the net effect of $5,722 thousand for the year ended May 31, 2015 and $2,375 thousand for the six months ended November 30, 2015.

(i) Selling, general and administrative expenses. Reflects adjustments to exclude nonrecurring charges directly attributable to the merger, including legal, banking and other merger-related costs already reflected in historical financial statements in the amount of $500 thousand for the year ended May 31, 2015 and $3,067 thousand for the six months ended November 30, 2015.

(j) Selling, general and administrative expenses, Depreciation and amortization expense. Reflects a reclassification of a portion of depreciation and amortization to the selling general and administrative expenses to conform with Team’s presentation and adjustment to depreciation and amortization expense related to the recognition of acquired intangible assets at fair value with the net effect of $7,781 thousand for the year ended May 31, 2015 and $3,882 thousand for the six months ended November 30, 2015. Transaction costs, net of tax, are included as an adjustment to retained earnings as they reflect non-recurring charges not expected to have continuing impact on consolidated results.

(k) not used

(l) Interest expense, net, Foreign currency loss. Reflects a reclassification of foreign currency loss to conform with Team’s presentation of $723 thousand for the year ended May 31, 2015 and a foreign currency loss of $481 thousand for the six months ended November 30, 2015.

(m) Net earnings per share and weighted-average shares outstanding. The pro forma basic and diluted earnings per share are based on the historical weighted average number of shares of Team common stock outstanding adjusted for the estimated additional common stock expected to be issued to Furmanite stockholders as part of the purchase consideration. Shares of common stock issued to Furmanite stockholders are assumed to have been issued as of June 1, 2014 and outstanding for the entire period.

The following table presents the computation of pro forma basic and diluted weighted-average shares outstanding for the year ended May 31, 2015 and six months ended November 30, 2015.

	Weighted-Average Shares
	Year ended May 31, 2015	Six Months ended November 30, 2015
	(Amounts in thousands)
Team’s historical weighted-average common shares outstanding—basic	20,500	20,781
Estimated shares of Team’s common stock issued to Furmanite stockholders	8,175	8,175
Pro forma weighted-average common shares outstanding—basic	28,675	28,956

Team’s historical weighted-average common shares outstanding—diluted	21,651	21,427
Estimated shares of Team’s common stock issued to Furmanite stockholders	8,376	8,376
Pro forma weighted-average common shares outstanding—diluted	30,027	29,803

Adjustments to Pro Forma Condensed Combined Consolidated Balance Sheet

(n) Current assets of discontinued operations, Non-current assets of discontinued operations, Current liabilities of discontinued operations. Reflects elimination of Furmanite balances associated with discontinued operations not acquired by Team.

(o) Income taxes payable. Reflects adjustments for previously recorded valuation allowances of $1,457 thousand to be utilized after the acquisition, reserve for uncertain tax positions of $1,221 thousand, and reclassification between deferred and current tax liability associated with the property, plant and equipment write up, and additional intangible assets recognized in connection with the acquisition in the amount of $4,695 thousand.

(p) Other accrued liabilities and Retained earnings. Reflects the accrual of $14,390 thousand of nonrecurring obligations, including change-of-control payments to certain Furmanite employees, legal, banking and other merger-related costs. Such transaction costs are included as an adjustment to retained earnings as they reflect non-recurring charges not expected to have continuing impact on consolidated results.

(q) Property, plant and equipment and Deferred income taxes. Reflects the estimated adjustment of $14,062 thousand to record Furmanite property, plant and equipment at fair value. The write-up resulted in the recognition of a $5,784 thousand noncurrent deferred income tax liability, which was calculated based on the expected post-merger effective tax rate.

(r) Goodwill. Reflects the $49,152 thousand adjustment to eliminate Furmanite’s historical goodwill and record the preliminary estimate of the excess of the purchase price paid over the fair value of Furmanite’s identifiable assets acquired and liabilities assumed. The preliminary resulting pro forma goodwill from the merger is $64,800.

(s) Intangible assets and Deferred income taxes. Reflects the recognition of an estimated $54,841 thousand of other acquired intangible assets recognized as of the date of the merger. The recognition of other intangible assets resulted in the recognition of a $22,558 thousand noncurrent deferred income tax liability, which was calculated based on the expected post-merger effective tax rate.

(t) Intangible assets, Other assets, and Other long-term liabilities. Reflects the reclassification of certain Furmanite balances to conform with Team presentation.

(u) Other noncurrent assets. Reflects the write off of Furmanite’s deferred debt issue costs of $592 thousand, which will not be recognized as an acquired asset. The pro forma statements of operations include an adjustment to interest expense for amortization of these deferred debt issue costs of $276 thousand for the year ended May 31, 2015 and $67 thousand for the six months ended November 30, 2015.

(v) Common stock, Additional paid-in-capital, Retained earnings, Accumulated other comprehensive loss and Treasury stock. The pro forma balance sheet reflects the elimination of Furmanite’s historical equity balances, including the components of accumulated other comprehensive income/loss. The pro forma balance sheet also reflects the issuance of approximately 8,376 thousand common shares of Team’s common stock ($2,513 thousand of common stock at $0.30 par value and $233,107 thousand of additional paid-in capital).

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

Team common stock and Furmanite common stock are both traded on the NYSE under the symbols TISI and FRM respectively. The following tables set forth the high and low sales prices of Team’s and Furmanite’s common stock as reported on the NYSE, and the quarterly cash dividends declared per share, for the fiscal quarters indicated. Prior to November 10, 2015, Team’s fiscal year ended on May 31. On November 10, 2015, Team announced a change in its fiscal year to December 31. Furmanite’s fiscal year ended on December 31 for all of the periods shown.

Team

	High			Low			Dividend Declared
Fiscal Year Ended May 31, 2014
First Quarter		$41.77			$35.20		$0.00
Second Quarter		$41.13			$32.33		$0.00
Third Quarter		$48.09			$37.70		$0.00
Fourth Quarter		$45.05			$40.00		$0.00
Fiscal Year Ended May 31, 2015
First Quarter		$43.53			$36.09		$0.00
Second Quarter		$44.36			$35.18		$0.00
Third Quarter		$41.42			$35.44		$0.00
Fourth Quarter		$41.22			$35.60		$0.00
Fiscal Year Ended May 31, 2016
First Quarter		$47.55			$38.95		$0.00
Second Quarter		$43.69			$30.81		$0.00
Transition Period Ending March 31, 2016
December 1, 2015 through January [ ], 2016	$	[	]	$	[	]	$0.00

Furmanite

	High			Low			Dividend Declared
Fiscal Year 2014
First Quarter		$12.70			$9.18		$0.00
Second Quarter		$11.82			$8.82		$0.00
Third Quarter		$12.00			$6.69		$0.00
Fourth Quarter		$7.90			$5.75		$0.00
Fiscal Year 2015
First Quarter		$8.08			$6.35		$0.00
Second Quarter		$9.28			$7.04		$0.00
Third Quarter		$8.28			$5.81		$0.00
Fourth Quarter		$8.32			$5.93		$0.00
Fiscal Year 2016
First Quarter (through January [ ], 2016)	$	[	]	$	[	]	$0.00

On October 30, 2015, the last full trading day before the public announcement of the merger, the high and low sales prices of shares of Team common stock as reported on the NYSE were $35.07 and $34.19, respectively. On January [    ], 2016 the last practicable trading day before the date of this joint proxy statement/prospectus, the high and low sales prices of shares of Team common stock as reported on the NYSE were $[        ] and $[        ], respectively.

On October 30, 2015, the last full trading day before the public announcement of the merger, the high and low sales prices of shares of Furmanite common stock as reported on the NYSE were $7.01 and $6.73, respectively. On January [    ], 2016, the last practicable trading day before the date of this joint proxy statement/prospectus, the high and low sales prices of shares of Furmanite common stock as reported on the NYSE were $[        ] and $[        ], respectively.

The market value of the Team common shares to be issued in exchange of shares of Furmanite common stock upon the completion of the merger will not be known at the time of the Team and Furmanite special meetings. The above tables show only historical comparisons. Because the market prices of Team and Furmanite common shares will likely fluctuate prior to the merger, these comparisons may not necessarily provide meaningful information to Team stockholders in determining whether to approve the share issuance proposal or to Furmanite stockholders in determining whether to approve the merger proposal. Team and Furmanite stockholders are encouraged to obtain current market quotations for Team common stock and Furmanite common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 150.

EXPERTS

Team

The consolidated financial statements of Team as of May 31, 2015 and 2014 and for each of the years in the three-year period ended May 31, 2015, and management’s assessment of the effectiveness of Team’s internal control over financial reporting as of May 31, 2015 have been incorporated by reference herein in reliance on the reports of KPMG LLP, independent registered public accounting firm incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

Qualspec

The consolidated financial statements of QualSpec Group, LLC as of December 31, 2014 and 2013, and for each of the years then ended incorporated by reference in this joint proxy statement/prospectus have been so incorporated in reliance on the report of BKD LLP, independent certified public accountants, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

Furmanite

The consolidated financial statements of Furmanite Corporation as of December 31, 2014 and for the year then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 incorporated by reference in this joint proxy statement/prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Furmanite Corporation as of December 31, 2013, and for each of the two years in the period ended December 31, 2013, incorporated by reference in this joint proxy statement/prospectus have been so incorporated in reliance on the reports of UHY LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Locke Lord LLP, Houston, Texas will pass upon the validity of the shares of Team common stock offered by this joint proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

This joint proxy statement/prospectus incorporates documents by reference which are not presented in or delivered with this joint proxy statement/prospectus. Stockholders of Team and Furmanite should rely only on the information contained in this joint proxy statement/prospectus and in the documents that Team and Furmanite have incorporated by reference into this joint proxy statement/prospectus. Team and Furmanite have not authorized anyone to provide stockholders of Team or stockholders of Furmanite with information that is different from or in addition to the information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

Team and Furmanite each file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Team and Furmanite at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Team’s and Furmanite’s SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. You may also access the SEC filings and obtain other information about Team and Furmanite through the websites maintained by Team and Furmanite, which are www.teaminc.com and www.furmanite.com, respectively. The information contained in those websites is not incorporated by reference in this joint proxy statement/prospectus.

The SEC allows Team and Furmanite to “incorporate by reference” information into this joint proxy statement/prospectus. This means that Team and Furmanite can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Team and Furmanite have previously filed with the SEC. These documents contain important information about Team, Furmanite and their respective businesses and financial condition.

Team, Inc. SEC Filings (File No. 001-08604)

The following documents, which were filed by Team with the SEC, are incorporated by reference into this joint proxy statement/prospectus (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K, or the exhibits related thereto under Item 9.01):

•	Annual Report on Form 10-K for the fiscal year ended May 31, 2015 filed on August 7, 2015;

•	Quarterly Report on Form 10-Q for the quarter ended August 31, 2015 filed on October 8, 2015 and Quarterly Report on Form 10-Q for the quarter ended November 30, 2015 filed on January 11, 2016;

•	Current Reports on Form 8-K filed on July 6, 2015, July 7, 2015 (as amended on September 21, 2015), July 9, 2015, August 10, 2015, September 1, 2015, September 28, 2015, October 19, 2015, November 2, 2015, November 4, 2015, November 10, 2015;

•	Definitive Proxy Statement on Schedule 14A for the 2015 Annual Meeting of Stockholders filed on August 21, 2015; and

•	The description of Team’s common stock contained in Team’s Registration Statement on Form 8-A/A (Amendment No. 1) filed on November 14, 1990.

Furmanite SEC Filings (File No. 001-05083)

The following documents, which were filed by Furmanite with the SEC, are incorporated by reference into this joint proxy statement/prospectus (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K, or the exhibits related thereto under Item 9.01):

•	Annual Report on Form 10-K for the fiscal year ended December 31 2014, filed on March 10, 2015;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed on May 11, 2015, Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed on August 6, 2015 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed on November 6, 2015;

•	Current Reports on Form 8-K filed on March 9, 2015, March 19, 2015, April 24, 2015, April 28, 2015, May 4, 2015, May 7, 2015 (as amended on June 8, 2015), May 11, 2015, May 28, 2015, July 6, 2015, August 4, 2015, September 25, 2015, November 2, 2015, November 3, 2015, December 17, 2015 and January 14, 2016; and

•	Amended and Restated Definitive Proxy Statement on Schedule 14A for the 2015 Annual Meeting of Stockholders filed on June 11, 2015.

In addition, all documents filed by Team and Furmanite pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K or the exhibits related thereto under Item 9.01) after the date of this joint proxy statement/prospectus and before the date of the Team and Furmanite special meetings are deemed to be incorporated by reference into, and to be a part of, this joint proxy statement/prospectus from the date of filing of those documents.

Any statement contained in this joint proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this joint proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this joint proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Team has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus about Team and Furmanite has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus about Furmanite. You can also obtain the documents incorporated by reference in the joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the addresses and telephone numbers listed below. To obtain timely delivery, you must request the information no later than five (5) business days before you must make your investment decision.

If you are a Team stockholder: Georgeson 480 Washington Boulevard, 26th Floor Jersey City, NJ 07310 Shareholders, Banks and Brokers 866-431-2110 (toll free)	If you are a Furmanite stockholder: D.F. King & Co., Inc. 48 Wall Street, 22nd Floor, New York, NY 10005 (212) 269-5550 (call collect) (800) 591-8252 (toll-free)

In addition, if you have questions about the merger or the special meetings, or if you need to obtain copies of the accompanying joint proxy statement/prospectus, proxy cards, election forms or other documents incorporated by reference in the joint proxy statement/prospectus, you may contact the appropriate contact listed above. You will not be charged for any of the documents you request.

In order for you to receive timely delivery of the documents in advance of the Team special meeting, Georgeson should receive your request no later than February 18, 2016. In order for you to receive timely delivery of the documents in advance of the Furmanite special meeting, D.F. King & Co., Inc. should receive your request no later than February 18, 2016.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in the affairs of Team and Furmanite since the date of this joint proxy statement/prospectus.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

November 1, 2015

by and among

FURMANITE CORPORATION,

TEAM, INC.,

and

TFA, INC.

A-i

A-ii

Exhibits

Exhibit A	Certificate of Incorporation of the Surviving Corporation

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 1, 2015, is by and among Furmanite Corporation, a Delaware corporation (the “Company”), Team, Inc., a Delaware corporation (“Parent”), and TFA, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Parent, Merger Sub and the Company are referred to individually as a “Party” and collectively as “Parties.”

W I T N E S S E T H:

WHEREAS, the Board of Directors of Parent (the “Parent Board”), the Board of Directors of the Company (the “Company Board”) and the Board of Directors of Merger Sub have each unanimously approved and adopted this Agreement, determined that the terms of this Agreement are in the best interests of Parent, the Company or Merger Sub, as applicable, and their respective stockholders, and declared the advisability of this Agreement;

WHEREAS, each of the Company Board and the Board of Directors of Merger Sub has unanimously resolved to recommend the approval and adoption of this Agreement by their respective stockholders;

WHEREAS, the Parent Board has unanimously resolved to recommend the approval of the issuance of shares of Parent Stock in connection with the Merger on the terms and subject to the conditions of this Agreement by Parent’s stockholders (the “Parent Stock Issuance”);

WHEREAS, Parent, the Company and Merger Sub intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, Parent, the Company and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Certain Definitions. As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that (a) does not contain any provision that would prevent the Company or Parent, as applicable, from complying with its obligation to provide any disclosure to Parent or the Company, as applicable, required pursuant to this Agreement and (b) contains confidentiality provisions that in the aggregate are no less restrictive on such Person than those contained in the applicable Confidentiality Agreement, as in effect immediately prior to the execution of this Agreement (it being understood that an Acceptable Confidentiality Agreement need not contain any standstill provision).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by, or is under common control with such Person. The term “control” (including its correlative meanings “controlled” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether through ownership of 50% or more of such Person’s securities or partnership or other ownership interests, by Contract or otherwise).

“Business Day” means any day that is not a Saturday, a Sunday or other day that (a) is a statutory holiday under the federal Laws of the United States or (b) is otherwise a day on which banks in New York, New York or Houston, Texas are authorized or obligated by Law or executive Order to close.

“Company Credit Facility” means that certain Credit Agreement, dated as of March 5, 2012, among Furmanite Worldwide, Inc., certain other Subsidiaries of the Company, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent, Wells Fargo Bank, N.A., as syndication agent, and the lenders party thereto, as it may be amended from time to time.

“Company Material Adverse Effect” means any effect, change, development, occurrence or event that has a material adverse effect on the business, condition (financial or otherwise), or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect, change, development, occurrence or event resulting from or arising out of (a) the financial, securities or credit markets or general economic, regulatory or political conditions in the United States or any foreign jurisdiction, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect), (b) changes or conditions generally affecting the industries, markets or geographical areas in which the Company operates and oil, natural gas, condensate or natural gas liquids prices or prices of other commodities, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect), (c) geopolitical conditions, the outbreak or escalation of hostilities, civil disobedience, acts of war, sabotage or terrorism or any escalation or worsening of the foregoing or any natural disasters (including hurricanes, tornadoes, floods or earthquakes) or pandemic, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect), (d) any failure by the Company and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any period (it being understood that the facts and occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect, to the extent permitted by this definition), (e) changes or proposed changes in Law or authoritative interpretation thereof, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect), (f) changes in GAAP or interpretation thereof, (g) the taking of any specific action required or permitted by this Agreement or consented to by Parent, or the failure to take any specific action prohibited by this Agreement or to which Parent has failed to consent, (h) the market price or trading volume of the Company’s securities or the Company’s credit ratings (it being understood that the facts and occurrences giving rise to or contributing to such effect, change, development, occurrence or event may be taken into account in determining whether there has been a Company Material Adverse Effect, to the extent permitted by this definition), (i) the negotiation, execution, delivery, announcement, pendency or performance of this Agreement or the Merger, and (j) any action taken by Parent or its Affiliates (including any disclosure regarding its plans with respect to the conduct of the Company’s business following the Effective Time).

“Company PSU” means any compensatory stock unit that is an award representing the right to receive in the future shares of Company Stock from the Company in accordance with a performance-based vesting schedule or issuance schedule.

“Company RSU” means any compensatory restricted stock unit that is an award representing the right to receive in the future shares of Company Stock from the Company in accordance with a vesting schedule or issuance schedule, and that is not a Company PSU.

“Company Stock” means the Company’s common stock, without par value.

“Confidentiality Agreements” mean (a) the confidentiality agreement between Parent and the Company, dated as of May 29, 2015 and (b) the confidentiality agreement between Parent and the Company, dated as of August 26, 2015.

“DGCL” means the Delaware General Corporation Law, as amended.

“Disclosure Letter” means, as the context requires, the Company Disclosure Letter and/or the Parent Disclosure Letter.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Governmental Authority” means any (a) nation or government, any federal, state, city, town, municipality, county, local or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency, merger control authority, (b) any federal, state, local or foreign court, tribunal or arbitrator, (c) any national securities exchange, or (d) other governmental entity or quasi-governmental entity created or empowered under a statute (or rule, regulation or ordinance promulgated thereunder) or at the direction of any governmental authority set forth in clauses (a), (b) or (c) of this definition, and that is empowered thereunder or thereby to exercise executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Governmental Authorization” means any licenses, franchises, approvals, grants, clearances, permits, certificates, waivers, amendments, consents, permissions, exemptions, easements, variances, expirations and terminations of any waiting period requirements, other actions by, and notices, filings, registrations, qualifications, declarations and designations with, and other authorizations and approvals issued by or obtained from a Governmental Authority.

“knowledge” means (i) with respect to the Company and its Subsidiaries, the actual knowledge of each of the individuals listed in Section 1.01 of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge of each of the individuals listed in Section 1.01 of the Parent Disclosure Letter.

“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority.

“NYSE” means the New York Stock Exchange.

“Parent Material Adverse Effect” means any effect, change, development, occurrence or event that has a material adverse effect on the business, condition (financial or otherwise), or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any effect, change, development, occurrence or event resulting from or arising out of (a) the financial, securities or credit markets or general economic, regulatory or political conditions in the United States or any foreign jurisdiction, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect), (b) changes or conditions generally affecting the industries, markets or geographical areas in which Parent operates and oil, natural gas, condensate or natural gas liquids prices or prices of other commodities, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect), (c) geopolitical conditions, the outbreak or escalation of hostilities, civil disobedience, acts of war, sabotage or terrorism or any escalation or worsening of the foregoing or any natural disasters (including hurricanes, tornadoes, floods or earthquakes) or pandemic, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect), (d) any failure by Parent and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any period (it being understood that the facts and occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been a Parent Material Adverse Effect, to the extent permitted by this definition), (e) changes or proposed changes in Law or authoritative interpretation thereof, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect), (f) changes in GAAP or interpretation thereof, (g) the taking of any specific action required or permitted by this Agreement or consented to by the Company, or the failure to take any specific action prohibited by this Agreement or to which the Company has failed to consent, (h) the market price or trading volume of Parent’s securities or Parent’s credit ratings (it being understood that the facts and occurrences giving rise to or contributing to such effect, change, development, occurrence or event may be taken into account in determining whether there has been a Parent Material Adverse Effect, to the extent permitted by this definition), (i) the negotiation, execution, delivery, announcement, pendency or performance of this Agreement or the Merger, and (j) any action taken by the Company or its Affiliates.

“Person” means an individual, corporation, partnership, limited liability company, association, company, joint venture, estate, trust, association other entity or organization of any kind or nature, including a Governmental Authority, or group (within the meaning of Section 13(d)(3) of the Exchange Act).

“Public International Organization” has the meaning given to such term in the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Specified Award” means fifty (50%) of each unvested Company Stock Option, Company RSU and Company PSU held by a Specified Key Employee (as defined on Section 7.06 of the Company Disclosure Letter) who has satisfied the applicable condition described on Section 7.06 of the Company Disclosure Letter prior to the Closing.

“Subsidiary” means, with respect to any Person, another Person (other than a natural Person), of which such first Person (a) owns directly or indirectly (i) an aggregate amount of the voting securities, other voting ownership or voting partnership interests to elect or appoint a majority of the board of directors or other governing body or (ii) if there are no such voting interests, 50% or more of the equity interests therein or (b) has the right to appoint 50% or more of the directors or managers.

“Third Party” means any Person other than Parent, the Company or any of their respective Affiliates.

“UK DB Pension Scheme” means the Furmanite International Limited Pension and Life Assurance Plan.

Section 1.02 Other Defined Terms. In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term	Section
Action	7.04(a)
Adjusted Stock Option	2.10(a)
Agreement	Preamble
Alternative Acquisition Agreement	8.03(a)
Book-Entry Shares	2.05(c)
Certificate	2.05(c)
Certificate of Merger	2.03
Closing	2.02
Closing Date	2.02
Code	Recitals
Company	Preamble
Company Acquisition Proposal	8.03(e)(i)
Company Adverse Recommendation Change	8.03(e)(ii)
Company Balance Sheet	4.11
Company Balance Sheet Date	4.10(a)
Company Board Recommendation	4.02(b)
Company Capitalization Date	4.05(a)
Company Disclosure Letter	Article 4
Company Indemnified Party	7.04(a)
Company Intervening Event	8.03(e)(iii)
Company Material Contract	4.19(a)
Company Plan	4.17(a)
Company Real Property	4.14(a)
Company Restricted Share	2.10(b)
Company SEC Documents	4.07(a)
Company Securities	4.05(b)
Company Stock Option	2.10(a)
Company Stockholder Approval	4.02(a)
Company Stockholder Meeting	6.02
Company Subsidiary Securities	4.06(b)
Company Superior Proposal	8.03(e)(iv)
Competition Laws	4.03
Continuation Period	7.06(a)
Contract	4.04
D&O Insurance	7.04(c)
Effective Time	2.03
End Date	10.01(b)(i)
Environmental Claim	4.18(g)(i)
Environmental Law	4.18(g)(ii)
ERISA	4.17(a)
ERISA Affiliate	4.17(b)
Exchange Agent	2.08(a)
Exchange Ratio	2.05(b)
Exchanged Amounts	2.08(b)(i)
Foreign Company Plan	4.17(a)
Fractional Share Cash Amount	2.07(b)
GAAP	4.06(c)
Hazardous Substance	4.18(g)(iii)

Term	Section
HSR Act	4.03
Intellectual Property Rights	4.15(a)
internal controls	4.07(b)
Joint Proxy Statement	4.09
Licensed Intellectual Property Rights	4.15(b)
Liens	4.06(b)
Merger	2.01
Merger Consideration	2.05(b)
Merger Fund	2.08(a)
Merger Sub	Preamble
Multiemployer Plan	4.17(b)
Order	4.04
Owned Intellectual Property Rights	4.15(b)
Owned Real Property	4.14(a)
Parent	Preamble
Parent Acquisition Proposal	8.04(e)(i)
Parent Adverse Recommendation Change	8.04(e)(ii)
Parent Alternative Acquisition Agreement	8.04(a)
Parent Balance Sheet	5.11
Parent Board	Recitals
Parent Board Recommendation	5.02(b)
Parent Capitalization Date	5.05(a)
Parent Disclosure Letter	Article 5
Parent Excess Shares	2.07(b)
Parent Intervening Event	8.04(e)(iii)
Parent Plans	7.06(b)
Parent SEC Documents	5.07(a)
Parent Securities	5.05(b)
Parent Shares Trust	2.07(b)
Parent Stock	5.05(a)
Parent Stock Issuance	Recitals
Parent Stockholder Approval	5.02(a)
Parent Stockholder Meeting	5.02(a)
Parent Subsidiary Securities	5.06(b)
Parent Superior Proposal	8.04(e)(iv)
Parties	Preamble
Party	Preamble
Permitted Liens	4.06(c)
Premium Cap	7.04(c)
Proceedings	4.13
Real Property Leases	4.14(a)
Registration Statement	4.09
Release	4.18(g)(iv)
Representatives	5.14
Sarbanes-Oxley Act	4.07(a)
Securities Act	4.03
Surviving Corporation	2.01
Tax	4.16(c)(i)
Tax Return	4.16(c)(ii)
Tax Sharing Agreements	4.16(c)(iii)
Taxing Authority	4.16(c)(i)
Termination Fee	10.03(f)(ii)
Transaction Litigation	8.09
U.S. Company Plan	4.17(a)

Section 1.03 Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References herein to “$” or dollars will refer to United States dollars, unless otherwise specified. References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified. The phrase “made available” shall be deemed to include any documents filed or furnished with the SEC. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE 2

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), whereupon the separate existence of Merger Sub will cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a wholly owned Subsidiary of Parent.

Section 2.02 Closing. Subject to the provisions of this Agreement, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 at 10:00 a.m., New York City time on the second Business Day following the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Article 9 (except for any conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 2.04 Effects of the Merger. (a) At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and Section 259 of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, the Surviving Corporation shall possess all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub, all as provided under the DGCL.

Section 2.05 Effect of the Merger on Capital Stock of the Company and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any securities of the Company or Merger Sub:

(a) All shares of Company Stock that are owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise) or Merger Sub immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.05(a)) shall at the Effective Time be converted into the right to receive 0.215 (the “Exchange Ratio”) shares of Parent Stock (the “Merger Consideration”), less any withholding in accordance with Section 2.08(i).

(c) As of the Effective Time, all shares of Company Stock converted into the Merger Consideration pursuant to this Section 2.05 shall automatically be cancelled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such shares of Company Stock (a “Certificate”) or (ii) shares of Company Stock held in book-entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Stock.

(d) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.06 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (a) the Effective Time or (b) any termination of this Agreement in accordance with Article 10, the outstanding shares of Company Stock or Parent Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Merger Consideration shall be appropriately adjusted to provide the holders of Company Stock (including Company Stock Options exercisable for Company Stock) the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.06 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.07 No Fractional Shares.

(a) No fractional shares of Parent Stock shall be issued in connection with the Merger, no certificates or scrip representing fractional shares of Parent Stock shall be delivered upon the conversion of Company Stock pursuant to Section 2.05 and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Stock converted pursuant to the Merger who otherwise would be entitled to receive a fraction of a share of Parent Stock (after aggregating all shares of Company Stock represented by Certificates or Book-Entry Shares held by such holder) will be paid an amount in cash (without interest) equal to an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of the shares of Parent Stock that would otherwise be issued to such holders pursuant to Section 2.07(b).

(b) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of whole shares of Parent Stock issued and delivered to the Exchange Agent pursuant to Section 2.08(a) representing the Merger Consideration over (ii) the aggregate number of whole shares of Parent Stock to be distributed to former holders of Company Stock pursuant to Section 2.08 (such excess, the “Parent Excess Shares”). Following the Effective Time, the Exchange Agent shall, on behalf of former holders of Company Stock, sell the Parent Excess Shares at the then-prevailing prices on the NYSE. The sale of the Parent Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use its reasonable best efforts to complete the sale of the Parent Excess Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of Certificates and Book-Entry Shares formerly representing Company Stock, the Exchange Agent shall hold such proceeds in trust for holders of Company Stock (the “Parent Shares Trust”). The amount of all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of Parent Excess Shares shall be paid by the Company. The Exchange Agent shall determine the portion of the Parent Shares Trust to which each former holder of Company Stock is entitled, if any, by multiplying that amount of the aggregate net proceeds composing the Parent Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Company Stock is entitled (after taking into account all shares of Parent Stock held as of immediately prior to the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Company Stock are entitled (such product being the “Fractional Share Cash Amount”).

(c) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates and Book-Entry Shares formerly representing Company Stock with respect to any fractional share interest, the Exchange Agent shall make available such amounts to such holders of Certificates and Book-Entry Shares.

Section 2.08 Payment of Merger Consideration. (a) Prior to the Effective Time, Parent shall enter into a customary exchange agreement with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), and shall deposit with the Exchange Agent for the benefit of the holders of shares of Company evidence of Parent Stock in book-entry form (and/or certificates representing such Parent Stock, at Parent’s election) representing the aggregate amount of shares of Parent Stock sufficient to deliver the Merger Consideration (such shares, together with any dividends or distributions with respect thereto, hereinafter referred to as the “Merger Fund”). The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 2.05 out of the Merger Fund. Except as provided in Section 2.08(h), the Merger Fund shall not be used for any other purpose.

(b) Payment Procedures.

(i) Certificates. Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Closing Date, to each holder of record of a Certificate whose shares of Company Stock were converted into the Merger Consideration pursuant to Section 2.05, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form and have such other provisions as Parent may reasonably specify) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates become entitled in accordance with Section 2.08(d) (the “Exchanged Amounts”). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, the aggregate Exchanged Amounts in respect thereof, and the

Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Exchanged Amounts that such holder is entitled to receive pursuant to this Article 2. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Stock were converted into the Merger Consideration pursuant to Section 2.05 shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver, the Exchanged Amounts as promptly as practicable after the Effective Time. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

(c) The Exchanged Amounts paid in accordance with the terms of this Article 2 upon the surrender of the Certificates (or, immediately, in the case of the Book-Entry Shares) shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Stock. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article 2.

(d) No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Stock shall be paid to the holder of any unsurrendered share of Company Stock until such holder shall surrender such share in accordance with this Section 2.08. After the surrender in accordance with this Section 2.08 of a share of Company Stock to be converted into the right to receive shares of Parent Stock pursuant to Section 2.05, the holder thereof shall be entitled to receive (in addition to the Merger Consideration and the Fractional Share Cash Amount payable to such holder pursuant to Section 2.07) any such dividends or other distributions, without interest thereon, which had become payable with respect to the Parent Stock issuable in respect of such share of Company Stock.

(e) Any portion of the Merger Fund that remains undistributed to the former holders of Company Stock for one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former holder of Company Stock who has not theretofore complied with this Article 2 shall thereafter look only to the Surviving Corporation for payment of its claim for the Exchanged Amounts.

(f) None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(g) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue the Merger Consideration in exchange for such lost, stolen or destroyed Certificate.

(h) The Exchange Agent shall invest any cash included in the Merger Fund as directed by Parent; provided, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Stock. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Stock; provided, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Company Stock pursuant to this Article 2. If for any reason (including losses) the cash in the Merger Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Merger Fund in an amount equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(i) Parent, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any payment otherwise payable hereunder such amounts as Parent, the Company, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.

Section 2.09 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 2.10 Company Stock Options; Company Restricted Shares; Company RSUs; Company PSUs. (a) Company Stock Options. At the Effective Time, each compensatory option to purchase shares of Company Stock (a “Company Stock Option”) outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, (i) if such Company Stock Option is a Specified Award, become vested and exercisable in full and (ii) be converted into an option (an “Adjusted Stock Option”) to purchase, on the same terms and conditions (except that the additional vesting and exercise provisions set forth on Section 2.10 of the Company Disclosure Letter shall apply to such Adjusted Stock Option) as were applicable under such Company Stock Option immediately prior to the Effective Time, the number of shares of Parent Stock (rounded down to the nearest whole number of shares) equal to the product of (i) the Exchange Ratio multiplied by (ii) the number of shares of Company Stock subject to such Company Stock Option as of immediately prior to the Effective Time (with such number determined by deeming any applicable performance conditions to be satisfied in full), at an exercise price per share of Parent Stock equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Company Stock subject to such Company Stock Option immediately prior to the Effective Time, by (B) the Exchange Ratio.

(b) Company Restricted Shares. At the Effective Time, each share of Company Stock subject to vesting, repurchase or other lapse restrictions granted pursuant to a compensatory award (a “Company Restricted

Share”) that is outstanding immediately prior to the Effective Time shall vest in full and become free of restrictions, and any repurchase rights shall lapse, and the holder thereof shall be entitled to receive the Merger Consideration (subject to Section 2.07 and Section 2.08(d)) with respect to each such Company Restricted Share, less any applicable Taxes required to be withheld as provided in Section 2.08(i).

(c) Company RSUs and Company PSUs.

(i) At the Effective Time, each Company RSU and each Company PSU that is outstanding immediately prior to the Effective Time and that is not a Specified Award shall be converted into a restricted stock unit award (an “Adjusted RSU”) with the same terms and conditions as were applicable to the corresponding Company RSU or Company PSU, as applicable, immediately prior to the Effective Time (except that (i) no performance-based vesting condition shall apply to such Adjusted RSU and (ii) the additional vesting provisions set forth on Section 2.10 of the Company Disclosure Letter shall apply to such Adjusted RSU) and relating to the number of shares of Parent Stock, rounded to the nearest whole number of shares, determined by multiplying the number of shares of Company Stock subject to the Company RSU or Company PSU, as applicable, as of immediately prior to the Effective Time (with such number of shares determined, for purposes of each Company PSU, by deeming the applicable performance-based vesting condition to be achieved at the maximum level) by the Exchange Ratio.

(ii) At the Effective Time, each Company RSU and each Company PSU that is outstanding immediately prior to the Effective Time and that is a Specified Award shall vest in full (and in the case of a Company PSU, the applicable performance-based vesting condition shall be deemed to be achieved at the maximum level), and the holder of each such Company RSU and Company PSU shall be entitled to receive the number of shares of Parent Stock (rounded to the nearest whole number of shares) equal to the product of (i) the Exchange Ratio, multiplied by (ii) the number of shares of Company Stock subject to such Company RSU or Company PSU as of immediately prior to the Effective Time (with such number of shares determined, for purposes of each Company PSU, by deeming the applicable performance-based vesting condition to be achieved at the maximum level), less any applicable Taxes required to be withheld as provided in Section 2.08(i).

(d) Company Actions. Prior to the Effective Time, the Company Board or its Compensation Committee shall adopt resolutions approving the treatment of the Company Stock Options, Company Restricted Shares, Company RSUs and Company PSUs (collectively, the “Company Stock Awards”) in accordance with the provisions of this Section 2.10.

(e) Promptly following the Closing, Parent shall prepare and file with the SEC a registration statement under the Securities Act on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Parent Stock subject to the Adjusted Options and the Adjusted RSUs.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01 Surviving Corporation Matters. (a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, but as amended as set forth on Exhibit A hereto, shall be the certificate of incorporation of the Surviving Corporation until further amended in accordance with applicable Law.

(b) At the Effective Time, the by-laws of the Surviving Corporation shall be amended so as to read in their entirety as the by-laws of Merger Sub as in effect immediately prior to the Effective Time, except the references to Merger Sub’s name shall be replaced by references to the Surviving Corporation until further amended in accordance with the provisions thereof and applicable Law.

(c) From and after the Effective Time, until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal: (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation. To the extent requested by Parent prior to the Effective Time, the Company shall use its reasonable best efforts to cause the applicable directors of each Subsidiary of the Company (or those Subsidiaries of the Company identified by Parent) to tender their resignations as directors of the applicable Subsidiary of the Company, effective as of the Effective Time, to deliver to Parent written evidence of such resignations (to be effective as of the Effective Time) prior to the Effective Time. In connection with the foregoing, the Company shall reasonably cooperate with Parent, including by providing to Parent information and access pursuant to and subject to Section 8.07 reasonably requested by Parent. Parent agrees that as a condition to any resignation contemplated by this Section 3.01(c) requested by Parent, Parent will acknowledge in writing that such resignation is without prejudice to the applicable individual’s rights under any applicable Company Plan.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents filed or furnished since January 1, 2014 (excluding any disclosures set forth in any such Company SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent, or (b) as set forth in the applicable part or subpart of the disclosure letter delivered by the Company to Parent and Merger Sub in connection with, and upon the execution of, this Agreement (the “Company Disclosure Letter”) or any other part or subpart of the Company Disclosure Letter (each section of which qualifies the correspondingly numbered representation, warranty or covenant specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all corporate power and authority to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except where any failure to have such power or authority or to be so qualified would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has delivered or made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement.

Section 4.02 Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger are within the Company’s corporate power and authority and, assuming the representations and warranties set forth in Section 5.14 are true and correct and except for the need to obtain the Company Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock (the “Company Stockholder Approval”) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger. This Agreement, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) At a meeting duly called and held, the Company Board has unanimously (i) determined that the Merger, this Agreement and the other transactions contemplated hereby are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Merger and (iii) resolved to recommend the adoption of this Agreement by the Company’s stockholders (the “Company Board Recommendation”).

Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger require no action by, approval or authorization of or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations promulgated thereunder, the “HSR Act”) and any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade (together with the HSR Act, “Competition Laws”), (iii) compliance with any applicable requirements of the U.S. Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), the Exchange Act and any other applicable state or federal securities Laws, (iv) compliance with any applicable requirements of the NYSE, (v) compliance with and such approvals, filings and/or notices as may be required by the U.S. Nuclear Regulatory Commission (the “NRC”) and any other Governmental Authority having jurisdiction over the possession or use of radioactive materials, including any “NRC Agreement State” acting under delegated authority pursuant to section 274 of the Atomic Energy Act of 1954, as amended (the “Atomic Energy Act”) (together with the NRC, the “Nuclear Regulatory Agencies”), (vi) as set forth on Section 4.03 of the Company Disclosure Letter and (vii) any actions or filings the absence of which would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

Section 4.04 Non-contravention. Except as set forth on Section 4.04 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company do not and will not, assuming the authorizations, consents and approvals referred to in Section 4.03 are obtained, (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) contravene, conflict with or result in a violation or breach of any provision of (A) any Law or (B) any order, writ, decree, consent decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent) (any of the foregoing described by clause (B), an “Order”), (iii) require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation or acceleration of any right or obligation under, any provision of any agreement, arrangement, contract, understanding, instrument, note, bond, mortgage, indenture, deed of trust, lease, license or other commitment, whether written or oral (a “Contract”) binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv), which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05 Capitalization. (a) (i) The authorized capital stock of the Company consists of 60,000,000 shares of Company Stock and 5,000,000 shares of Class A preferred stock, without par value, of the Company. As of October 30, 2015 (the “Company Capitalization Date”), there were outstanding 37,883,604 shares of Company Stock, including 106,000 Company Restricted Shares, and an additional 4,008,963 shares of Company

Stock held in treasury. As of the Company Capitalization Date, there were outstanding (A) Company Stock Options with respect to an aggregate of 1,080,109 shares of Company Stock, (B) Company RSUs with respect to an aggregate of 138,418 shares of Company Stock, (C) Company PSUs with respect to an aggregate of 450,220 shares of Company Stock (assuming for this purpose that all applicable performance conditions are achieved at the maximum level), (D) no shares of preferred stock of the Company and (E) no shares of other series of common stock of the Company. (ii) Section 4.05(a) of the Company Disclosure Letter sets forth a true and complete list of all Company Stock Awards outstanding as of October 30, 2015, specifying, on a holder by holder basis, (A) the name of each holder, (B) the number of shares subject to each such Company Stock Award, (C) the grant date of each such Company Stock Award, (D) the vesting schedule of each such Company Stock Award, and (E) the exercise price of each Company Stock Award, to the extent applicable.

(b) Except as set forth in Section 4.05(a) or as set forth on Section 4.05(b) of the Company Disclosure Letter, as of the Company Capitalization Date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).

(c) Except as set forth on Section 4.05(c) of the Company Disclosure Letter, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Company Securities. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company or any Company Securities. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

Section 4.06 Subsidiaries. (a) Each Subsidiary of the Company is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable or recognized) in good standing under the laws of its jurisdiction of incorporation or organization, except, in the case of any such Subsidiary, where the failure to be so incorporated, organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company has all corporate, limited liability company or comparable powers and all Governmental Authorizations required to carry on its business as now conducted, except for those powers or Governmental Authorizations the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 4.06 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company’s Subsidiaries.

(b) Except as set forth on Section 4.06(b) of the Company Disclosure Letter, all of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of the Company, are owned by the Company, directly or indirectly, free and clear of any lien, pledge, claim, charge, mortgage, deeds of trust, right of first offer or first refusals, options, security interest, encumbrance or security interests of any kind (collectively, “Liens”) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or other ownership interests), in each case other than Permitted Liens. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(c) Except for the capital stock and voting securities of, and other equity interests in, the Subsidiaries of the Company or as set forth in Section 4.06(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than in ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

(d) For purposes of this Agreement, “Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings or for which adequate reserves (as determined in accordance with generally accepted accounting principles in the United States (“GAAP”)) have been established on the Company Balance Sheet, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or other encumbrances arising in the ordinary course of business with respect to amounts not yet overdue or the validity of which is being contested in good faith by appropriate proceedings or that are otherwise not material, (iii) Liens reflected in the Company Balance Sheet or Parent Balance Sheet, as applicable, (iv) with respect to any Real Property Lease, Liens in favor of the lessors under Real Property Leases, (v) Liens imposed or promulgated by operation of applicable Law with respect to real property and improvements, including zoning regulations, permits, licenses, utility easements, rights of way and similar Liens imposed or promulgated by any Governmental Authority, (vi) with respect to the Real Property, minor title defects or irregularities that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted or are being contested in the ordinary course of business in good faith and (vii) Liens under applicable federal and state securities Laws.

Section 4.07 SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by the Company since January 1, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Company SEC Document complied, and each Company SEC Document filed or furnished subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002, as amended (together with the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”), as the case may be. As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Company SEC Document filed or furnished pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, and as of the date of such supplement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect. None of the Company’s Subsidiaries is, or at any time since January 1, 2013 has been, required to file any forms, reports or other documents with the SEC.

(b) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information (both financial and non-financial) relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(c) Except as set forth on Section 4.07(c) of the Company Disclosure Letter, the Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) (“internal controls”). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has disclosed to Parent prior to the date of this Agreement a summary of any such disclosure made by management to the Company’s auditors or audit committee since January 1, 2013 and prior to the date of this Agreement.

(d) There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. None of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(e) Neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company in violation of Section 402 of the Sarbanes-Oxley Act.

(f) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rules 13a-14 and 15d-14 under the Securities Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE.

(g) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), in each case where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s financial statements or other Company SEC Documents.

(h) Since the Company Balance Sheet Date, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that has not been disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on March 10, 2015 or other Company SEC Documents filed prior to the date of this Agreement.

Section 4.08 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (including all related notes and schedules thereto) (a) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements), (b) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (c) have been prepared in accordance with GAAP (except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto).

Section 4.09 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Stock Issuance (including any amendments or supplements thereto, the “Registration Statement”) or the joint proxy statement to be sent to the Company’s stockholders in connection with the Merger and to Parent’s stockholders in connection with the Parent Stock Issuance (including any amendments or supplements thereto, and which will be included in the Registration Statement, the “Joint Proxy Statement”) will, at the time the Registration Statement becomes effective under the Securities Act, at the time the Joint Proxy Statement is first mailed to the Company’s stockholders or Parent’s stockholders, at any time of amendment or supplement thereof, or at the time of the Company Stockholder Meeting or the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement (other than the portions related to the Parent Stockholder Meeting or the registration of the shares of Parent Stock to be issued in the Merger) will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 4.09, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of the Company.

Section 4.10 Absence of Certain Changes. Except as set forth on Section 4.10 of the Company Disclosure Letter: (a) From December 31, 2014 (the “Company Balance Sheet Date”) through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects, (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (iii) neither the Company nor any of its Subsidiaries has taken any action that if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent would constitute a breach of clause (a), (b), (h), (j), (m), (n), or (q) as it related to clauses (a), (b), (h), (j), (m), or (n) of Section 6.01.

(b) Since the date of this Agreement, there has not been any event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11 No Undisclosed Material Liabilities. Except as set forth on Section 4.11 of the Company Disclosure Letter, there are no liabilities or obligations of the Company or any of its Subsidiaries that would be required by GAAP to be reflected on or reserved against on a consolidated balance sheet of the Company and its Subsidiaries, taken as a whole, other than: (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of the Company Balance Sheet Date included in the Company SEC Documents, including the notes thereto (the “Company Balance Sheet”); (b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date; (c) liabilities or obligations arising out of this Agreement or the Merger; and (d) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Compliance with Laws and Court Orders; Governmental Authorizations. (a) Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or to materially interfere with or delay the consummation of the Merger or as set forth on Section 4.12 of the Company Disclosure Letter, the Company and each of its Subsidiaries is and since January 1, 2013 has been in compliance with all applicable Laws and Orders, and to the knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with or given notice by a Governmental Authority with respect to, a violation of any Law or Order. There is no rule or Order of any Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that, as of the date of this Agreement, seeks to materially interfere with or delay the consummation of the Merger. This section does not relate to Intellectual Property Rights matters, Tax matters, employee benefits matters or environmental matters, each of which are the subjects of Sections 4.15, 4.16, 4.17 and 4.18, respectively.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has all Governmental Authorizations necessary for the ownership and operation of its businesses as presently conducted, and each such Governmental Authorization is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company is and since January 1, 2013 has been in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses and (ii) since January 1, 2013, the Company has not received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.

Section 4.13 Litigation. Except as (i) do not involve an amount in controversy in excess of $2,000,000, (ii) do not seek material injunctive or other material non-monetary relief, or (iii) set forth on Section 4.13 of the Company Disclosure Letter, as of the date hereof, there is no suit, action, claim, proceeding, arbitration, mediation, audit or hearing or, to the knowledge of the Company, investigation (in each case, whether civil, criminal or administrative) (collectively, “Proceedings”) commenced, brought, conducted or heard by or before (or in the case of threatened Proceedings that would be before), or otherwise involving, any Governmental Authority pending against, or, to the knowledge of the Company, threatened by or against the Company or any of its Subsidiaries, or any other Person for whom the Company or any of its Subsidiaries is reasonably expected to be liable or any of their respective properties is reasonably likely to be affected that, (A) if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (B) as of the date of this Agreement, seeks to materially interfere with or delay the consummation of the Merger. The Company has adequate reserves (within the meaning of GAAP and applicable regulatory requirements or guidelines) to cover the cost of defense and all potential liabilities relating to or arising out of the Proceedings set forth on Section 4.13 of the Company Disclosure Letter.

Section 4.14 Properties. (a) The Company or one of its Subsidiaries has good and marketable and indefeasible fee simple title (or the equivalent in any applicable foreign jurisdiction) or valid leasehold title (as applicable) to the real properties owned by the Company or any of its Subsidiaries as of the date of this

Agreement (the “Owned Real Property”) and the material leases, subleases, licenses or other occupancies to which the Company or any of its Subsidiaries is a party as tenant for real property (the “Real Property Leases”, together with the Owned Real Property, the “Company Real Property”) and all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, in each case, free and clear of all Liens, except (i) for Permitted Liens, (ii) for the property and assets that have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and (iii) as would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect. Section 4.14(a) of the Company Disclosure Letter sets forth a correct complete list of the material Company Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all material Owned Real Property (i) complies with all applicable zoning and land use ordinances, laws and regulations, or is a valid nonconforming use thereunder, (ii) has sufficient access to a public road, and (iii) is improved with all necessary and sufficient buildings, structures and improvements sufficient for the continuation of its business as currently conducted in accordance with all applicable permits and laws. There are no existing (or to the Company’s knowledge, threatened) condemnation proceedings with respect to any Owned Real Property.

(b) Each Real Property Lease under which the Company or any of its Subsidiaries leases, subleases, licenses or otherwise occupies any material real property is valid, binding and in full force and effect, and no uncured default of a material nature on the part of the Company or its applicable Subsidiary, or to the knowledge of the Company, the landlord exists under any Real Property Lease, and no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach or default under any Real Property Lease, except as to any of the foregoing those that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) To the knowledge of the Company, there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Real Property that would reasonably be expected to materially adversely affect the existing use of such Company Real Property by the Company or its Subsidiaries in the operation of its business thereon. To the knowledge of the Company, there are no outstanding options or rights of first refusal in favor of any other Person to purchase any Company Real Property or any material portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of the Company Real Property in the operation of the Company’s or its Subsidiary’s business thereon. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting to any Person the right to use or occupy a material portion of a Company Real Property that could reasonably be expected to materially adversely affect in any material respect the existing use of such Company Real Property in the operation of the business conducted thereon as currently conducted.

Section 4.15 Intellectual Property. (a) Except as set forth on Section 4.15(a) of the Company Disclosure Letter and except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries own or have a valid and enforceable license to use all intellectual property rights or similar proprietary rights (collectively, including (i) patents, trademarks, service marks, trade names, domain names, copyrights, designs, (ii) applications for and registrations of patents, trademarks, service marks, trade dress, trade names, domain names, copyrights and designs, (iii) processes, formulae, methods, schematics, technology, know-how, data, computer software programs and applications, and (iv) trade secrets and other tangible or intangible proprietary or confidential information and materials, “Intellectual Property Rights”) necessary to, or material and used or held for use in, the conduct of the business of the Company and its Subsidiaries as currently conducted. All use and distribution of products of the Company or any of its Subsidiaries is in compliance with all licenses applicable to the Intellectual Property Rights, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth on Section 4.15(b) of the Company Disclosure Letter, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has infringed or otherwise violated any Intellectual Property Right of any Person except as would not reasonably be expected to be material to the Company. There is no Proceeding pending against, or, to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries (A) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries (“Owned Intellectual Property Rights”) or in any of the material Intellectual Property Rights owned by a Third Party and licensed or sublicensed to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued (“Licensed Intellectual Property Rights”), (B) alleging that any Owned Intellectual Property Right or Licensed Intellectual Property Right is invalid or unenforceable, or (C) alleging that the use of any of the Owned Intellectual Property Rights or Licensed Intellectual Property Rights or that the conduct of the business of the Company or any of its Subsidiaries do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any Person, except for matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The material Owned Intellectual Property is free and clear of any material adverse Lien, including, without limitation, claims or rights of employees, agents, consultants, joint venturers, former employers of any of the Company’s current or former employees, or any other Person involved in the development or creation of such Intellectual Property and no other Person has any material claim of ownership with respect to any of such material Owned Intellectual Property.

(c) To the knowledge of the Company, prior to the date of this Agreement, no current or former employee, agent, consultant, or contractor has asserted that he/she/it owns any material inventions made or other material Intellectual Property Rights owned or used by the Company that has not been assigned to the Company.

(d) The Company has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of all material Intellectual Property Rights that the Company holds or purports to hold as a trade secret.

(e) Neither the execution, delivery, or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement will trigger any provision of any Licensed Intellectual Property Rights that will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare a loss of rights in, or Encumbrance on, any Licensed Intellectual Property Rights.

Section 4.16 Taxes.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or as set forth on Section 4.16(a) of the Company Disclosure Letter:

(i) each Tax Return required to be filed with any Taxing Authority by the Company or any of its Subsidiaries has been timely filed (taking into account extensions) and is true, correct and complete;

(ii) the Company and each of its Subsidiaries has timely paid to the appropriate Taxing Authority all Taxes due and payable (whether or not shown as due on any Tax Returns that have been so filed) except, in the case of each of clauses (i) and (ii), with respect to matters contested in good faith or for which adequate accruals or reserves have been established;

(iii) there is no pending Proceeding by or against a Governmental Authority in respect of any Taxes of the Company or any of its Subsidiaries;

(iv) there is no pending audit, examination, investigation or other proceeding with respect to any Taxes of the Company or the Company Subsidiaries;

(v) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens;

(vi) during the two-year period ending on the date of this Agreement, the Company has not been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code;

(vii) neither the Company nor any of its Subsidiaries is, or was, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its Subsidiaries or among the Company’s Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time;

(viii) neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries), or (B) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or by contract;

(ix) each of the Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other Third Party;

(x) neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(xi) neither the Company nor any of its Subsidiaries has made any payments since the last filed income Tax Return of the Company, is obligated to make any payments, or is a party to any contract that under certain circumstances would obligate it to make any payments that will not be deductible under Code Sections 162(m);

(xii) neither the Company nor any Subsidiary has agreed to or would reasonably be expected to be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Tax Law by reason of a change in accounting method initiated by the Company or any Subsidiary for a Tax period ending on or prior to the Closing Date; (ii) closing agreement described in Section 7121 of the Code (or any corresponding or similar provision of federal, state, local, or foreign Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of federal, state, local or foreign Tax Law); or (v) election under Section 108(i) of the Code (or comparable provisions of state, local or foreign Tax Law);

(xiii) each of the Company and its Subsidiaries has (i) complied with the requirements of Section 482 of the Code and the Treasury Regulations thereunder (and all comparable provisions of state, local or foreign Law), and (ii) prepared and maintained adequate documentation in respect of transactions with related parties governed by Section 482 of the Code and the Treasury Regulations thereunder (and all comparable provisions of state, local or foreign Law); and

(xiv) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382(g) of the Code as of the date of this Agreement.

(b) Neither the Company nor any of its Subsidiaries is or has been a party to a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(c) For purposes of this Agreement:

(i) “Tax” means any tax or other like assessment or charge of any kind whatsoever (together with any interest, penalty, addition to tax or additional amount) imposed by any Governmental Authority (a “Taxing Authority”).

(ii) “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns.

(iii) “Tax Sharing Agreements” means all agreements existing as of the date of this Agreement binding a party or any of its Subsidiaries that provide for the allocation or sharing of any Tax liability (excluding any agreement or arrangement pertaining to the sale or lease of assets or subsidiaries and any indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification, sharing or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification).

(d) Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties contained in this Section 4.16 and in Section 4.17 are the sole and exclusive representations of the Company with respect to Taxes.

Section 4.17 Employees and Employee Benefit Plans. (a) Section 4.17(a) of the Company Disclosure Letter contains a correct and complete list identifying each U.S. Company Plan and each Foreign Company Plan. For purposes of this Agreement, (i) “Company Plan” means each material “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), each material employment agreement, change in control agreement, severance agreement or plan, and each other material plan, program, fund, policy, obligation, or agreement, whether written or unwritten, providing for compensation, bonuses, profit-sharing, equity compensation or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), health or medical benefits, or post-employment compensation or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any material liability, other than a Multiemployer Plan (as defined below); (ii) “Foreign Company Plan” means each Company Plan that primarily covers employees or other service providers of the Company or any of its Subsidiaries based outside of the United States and/or that is governed by the laws of any jurisdiction outside of the United States (other than any plan or program maintained by, or required to be established by, a Governmental Authority to which the Company or any of its Subsidiaries contribute pursuant to applicable Laws); and (iii) “U.S. Company Plan” means each Company Plan that is not a Foreign Company Plan. The Company has delivered or otherwise made available to Parent accurate, current and complete copies of each of the following: (A) where the Company Plan has been reduced to writing, each U.S. Company Plan and each Foreign Company Plan, and all amendments thereto, (B) where the Company Plan has not been reduced to writing, a written summary of all material plan terms for each U.S. Company Plan and each Foreign Company Plan; (C) the most recent summary plan description, summary of material modifications, and any other written communications, if any, required under ERISA with respect to each U.S. Company Plan; (D) where applicable, copies of any trust agreements or other funding arrangements; (E) in the case of any U.S. Company Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service; (F) in the case of any U.S. Company Plan for which a Form 5500 is required to be filed, a copy of the two most recently filed Forms 5500, with schedules and financial statements attached; and (G) copies of material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Authority relating to any U.S. Company Plan that were actually received by the Company during the one-year period preceding the date of this Agreement.

(b) No U.S. Company Plan to which the Company, any of its Subsidiaries or any entity that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 4001(b)(1) of ERISA or

Section 414(b), (c), (m) or (o) of the Code (each such entity, an “ERISA Affiliate”) made, or was required to make, contributions during the past six years, is subject to Title IV of ERISA. Neither the Company nor any ERISA Affiliate contributes to (or has in the past six years contributed to) a multiemployer plan as defined in Section 3(37) of ERISA (a “Multiemployer Plan”). Section 4.17(b) of the Company Disclosure Letter lists each Foreign Company Plan that is a defined benefit pension plan.

(c) Each U.S. Company Plan intended to qualify under Section 401(a) of the Code has received a determination or opinion letter from the IRS upon which it may rely regarding its qualified status under the Code and, to the knowledge of the Company, there is no event or condition that would reasonably be expected to adversely affect the qualified status of any such U.S. Company Plan.

(d) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect or as set forth on Section 4.17(d) of the Company Disclosure Letter, all payments required to be paid by the Company or any of its Subsidiaries pursuant to the terms of a Company Plan or by applicable Law (including, without limitation, all contributions and insurance premiums) with respect to all prior periods have been made or provided for by the Company or its Subsidiaries in accordance with the provisions of such U.S. Company Plan or applicable Law.

(e) Except as set forth on Section 4.17(e) of the Company Disclosure Letter, each U.S. Company Plan and the UK DB Pension Scheme has been maintained and operated in all material respects in accordance with its terms and applicable Law.

(f) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect or as set forth on Section 4.17(f) of the Company Disclosure Letter, no U.S. Company Plan is under, and neither the Company nor its Subsidiaries has received any notice of, an audit or investigation by the Internal Revenue Service, Department of Labor, Equal Employment Opportunity Commission, Occupational Safety and Health Administration, National Labor Relations Board, Security and Exchange Commission, Pension Benefit Guaranty Corporation, or any other Governmental Authority in the preceding three years.

(g) No U.S. Company Plan provides any employer premium subsidies with respect to post-retirement health and welfare benefits to any current or former employee of the Company or its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable state or local Law.

(h) Except as set forth on Section 4.17(h) of the Company Disclosure Letter, the consummation of the Merger will not (either alone or together with any other event) (i) accelerate the time of payment or vesting of compensation or benefits under any U.S. Company Plan, (ii) increase the amount payable under any U.S. Company Plan, or (iii) result in any material amounts payable to any “disqualified individual” failing to be deductible for federal income tax purposes by virtue of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or other independent contractor of the Company or any of its Subsidiaries for any Tax incurred by such individual under Section 409A or 4999 of the Code.

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Foreign Company Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles and (iii) has been maintained and operated in all material respects in accordance with its terms and applicable Laws.

(j) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect or as set forth on Section 4.17(j) of the Company Disclosure Letter, the Company and its Subsidiaries are, and for the three-year period preceding the date of this Agreement have been, in compliance in all material respects with all applicable Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, overtime, break time, recordkeeping and classification regarding employees and contractors, and labor relations, including any provisions relating to (i) wages, hours, bonuses, overtime pay, commissions, termination pay, vacation pay, sick pay, any other form of compensation, and classification of employees or contractors for purposes of compensation or otherwise, (ii) unlawful, wrongful, retaliatory, harassing, or discriminatory employment or labor practices, (iii) occupational health and safety standards, (iv) layoffs, and (v) immigration and records supporting authorization to work in the United States or other location of employment, workers’ compensation, disability, unemployment compensation, employee privacy rights, whistleblower laws, and all other employment Laws.

(k) Section 4.17(k) of the Company Disclosure Letter contains a correct and complete list identifying each collective bargaining agreement applicable to employees of the Company and its subsidiaries as of the date of this Agreement. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are not now nor in the three-year period preceding the date of this Agreement, have there have been any (i) labor organizational campaigns, corporate campaigns, petitions, demands for recognition or, to the knowledge of the Company, other unionization activities seeking recognition of a bargaining unit at the Company or any of its Subsidiaries; (ii) unfair labor practice charges, grievances, arbitrations or other complaints or union matters before the National Labor Relations Board or other labor board of any Governmental Authority that would reasonably be expected to affect the employees of the Company and its Subsidiaries; (iii) current or, to the knowledge of the Company, threatened strikes, slowdowns, lockouts, organized labor disputes or work stoppages; or (iv) Orders with any Governmental Authority regarding any employment matter. As of the date of this Agreement, the Company is not subject to any obligation to inform and/or consult with any labor union or works council or other employee representative body in connection with the execution of this Agreement.

(l) Apart from the UK DB Pension Scheme, neither the Company nor any of its Subsidiaries nor any associated or connected person has any liability or contingent obligation to make payment to and has no other obligation or contingent obligation to any occupational pension scheme to which Sections 38 to 51 of the UK Pensions Act 2004 apply and none of the Company and its Subsidiaries have any obligation to provide benefits on a defined benefit basis in relation to any individual’s service with any other occupational pension scheme applicable to employees or former employees in the United Kingdom. For the purposes of these representations, “connected” and “associated” are to be interpreted in accordance with sections 249 and 435 respectively of the Insolvency Act 1986.

(m) The Company has disclosed to Parent all material documents constituting the UK DB Pension Scheme together with most recent completed actuarial valuation of the UK DB Pension Scheme. To the knowledge of the Company, the documents disclosed accurately describe the benefits due under the UK DB Pension Scheme.

(n) No liability under section 75 or section 75A of the UK Pensions Act 1995 has become due by the Company or any of its Subsidiaries or any person who is associated or connected with the Company or any of its Subsidiaries. Neither the entry into of this Agreement nor the completion of the Merger will give any person the right to trigger winding-up of the UK DB Pension Scheme or give rise to an insolvency event for Furmanite International Limited for the purposes of Section 75 UK Pensions Act 1995.

(o) No contribution notice or financial support direction has been issued by the UK Pensions Regulator to the Company or any of its Subsidiaries or, to the knowledge of the Company, to any associated or connected person in relation to the UK DB Pension Scheme and, to the knowledge of the Company, the UK Pensions Regulator has not issued any warning notice in relation to the UK DB Pension Scheme or intimated that it will or proposes to use its powers under Sections 38-51 UK Pensions Act 2004 in relation to the UK DB Pension Scheme. To the knowledge of the Company, (i) there has been no act or deliberate failure to act which would entitle the UK Pensions Regulator to use its powers under Sections 38 UK Pensions Act 2004; and (ii) there are no circumstances (other than the disclosed level of deficit in the UK DB Pension Scheme and the disclosed financial position of Furmanite International Limited) which are likely to lead the UK Pensions Regulator to seek to use its powers under Section 43 UK Pensions Act 2004 against the Company or any Subsidiaries, in each case in relation to the UK DB Pension Scheme.

Section 4.18 Environmental Matters. (a) There is no material Environmental Claim pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for such Environmental Claims the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

(b) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since January 1, 2013 have been, in compliance with all Environmental Laws and all Governmental Authorizations relating to or required by Environmental Laws.

(c) The Company and its Subsidiaries hold all material Governmental Authorizations required under Environmental Laws for the ownership and operation of their respective business, all such Governmental Authorizations are in full force and effect.

(d) Except as set forth on Section 4.18(d) of the Company Disclosure Letter, to the knowledge of the Company, no Hazardous Substances have been released or are present on, under or about any facility owned or operated by the Company or any Subsidiary, and neither the Company nor any Subsidiary has caused or allowed the release of any Hazardous Substance at any Customer Facility, in quantities or concentrations that require reporting or exceed any applicable assessment, remediation, exposure or health standard established by Environmental Laws.

(e) Since January 1, 2013, neither the Company nor any Subsidiary has received any written communication from any Governmental Authority or Third Party alleging liability under Environmental Laws (i) in connection with their operations, or (ii) with respect to any property or facility to or at which any Hazardous Substances generated by any Company have been transported or disposed, including any notice that any such property or facility has been identified or classified as in need of investigation or corrective action for Hazardous Substance contamination under Environmental Laws.

(f) The Company has adequate reserves (within the meaning of GAAP and applicable regulatory requirements or guidelines) to cover the cost of defense, remediation efforts or any other potential liability or relating to or arising out of the environmental matters set forth on Section 4.18(d) of the Company Disclosure Letter.

(g) For purposes of this Agreement:

(i) “Environmental Claim” means any claim, action, suit, proceeding, Order, demand or notice (written or oral) alleging potential or actual liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, fines or penalties) arising out of, based on, resulting from or relating to (A) the presence, Release of, or exposure to any Hazardous Substances, (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law or (C) any other matters covered or regulated by, or for which liability is imposed under, Environmental Laws.

(ii) “Environmental Law” means any Law or Order relating to the generation, treatment, management, storage or disposal of Hazardous Substances, to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or to the protection of human health and safety.

(iii) “Hazardous Substance” means any material, substance, chemical, or waste (or combination thereof) that (A) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Law or Order relating to pollution, waste, the environment, or the protection of human health and safety, or (B) can form the basis of any liability under any Law or Order relating to pollution, waste, the environment, or the protection of human health and safety.

(iv) “Release” means any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

Section 4.19 Material Contracts. (a) Section 4.19(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each of the following types of Contracts to which the Company or any of its Subsidiaries is a party:

(i) any Contract that (A) contains any exclusivity or similar provision (including with respect to any Intellectual Property Rights) that is binding on the Company or any of its Subsidiaries or (B) otherwise limits or restricts the Company or any of its Subsidiaries from (1) engaging or competing in any material line of business in any location or with any Person, (2) selling any products or services of or to any other Person or in any geographic region or (3) obtaining products or services from any Person, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(ii) includes (A) any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company to a Third Party, (B) any arrangement whereby the Company grants any right of first refusal or right of first offer or similar right to a Third Party or (C) any arrangement between the Company and a Third Party that limits or purports to limit in any respect the ability of the Company or its Subsidiaries to own, operate, sell, license, transfer, pledge or otherwise dispose of any material assets or business, in each case of clauses (A), (B) and (C), that is material to the Company and its Subsidiaries, taken as a whole;

(iii) any Contract that is a joint venture, alliance or partnership agreement or other sharing of profits or losses with any Person that is material to the Company and its Subsidiaries, taken as a whole;

(iv) any Contract that is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other those between the Company and its Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of $1,000,000 individually;

(v) any Contract with respect to an interest rate, currency or other swap or derivative transaction (other than those entered into in the ordinary course of business primarily for hedging purposes);

(vi) any Contract that is an acquisition agreement, asset purchase or sale agreement, stock purchase or sale or purchase agreement or other similar agreement pursuant to which (A) the Company or any of its Subsidiaries reasonably expects that it is required to pay total consideration (including assumption of debt) after the date of this Agreement to be in excess of $1,000,000, (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries (or interests therein) after the date of this Agreement with a fair market value or purchase price of more than $500,000 or (C) any other Person has the right to acquire any equity interests in the Company or any of its Subsidiaries, excluding, in the case of clauses (A) and (B), acquisitions or dispositions of supplies, inventory, merchandise or products in the ordinary course of business or of supplies, inventory, merchandise, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries;

(vii) any Contract (or series of related Contracts) that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $1,000,000 in the aggregate under such Contract (or series of related Contracts) after the date of this Agreement;

(viii) any Contract that is a settlement or similar agreement (which shall not include any customer contracts) with any Governmental Authority or Order of a Governmental Authority to which the Company or any of its Subsidiaries is subject involving future performance by the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries, taken as a whole; or

(ix) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company under Item 1.01 on a Current Report on Form 8-K, other than any such Contract that is a Company Plan.

Each Contract of the type described in clauses (i) through (vii) is referred to herein as a “Company Material Contract”).

(b) Except for this Agreement or as listed in Section 4.19(a) of the Company Disclosure Letter, as of the date of this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that is to be performed after the date of this Agreement that has not been filed as an exhibit to or incorporated by reference in a Company SEC Document.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is valid and binding and in full force and effect and, to the Company’s knowledge, enforceable against the other party or parties thereto in accordance with its terms. The Company and/or its Subsidiaries party thereto, as applicable, and, to the knowledge of the Company, each other party thereto, has performed in all material respects its obligations required to be performed by it, as and when required, under each Company Material Contract, except for failures to perform that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for breaches, violations or defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Company Material Contract, has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Company Material Contract.

Section 4.20 Insurance. Section 4.20 of the Company Disclosure Letter sets forth a correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries for the benefit of the Company or any of its Subsidiaries as of the date of this Agreement (collective, “Company Insurance Policies”). Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (a) all Company Insurance Policies are in full force and effect, (b) all premiums due and payable in respect of such insurance policies have been timely paid, and (c) neither the Company nor any of its Subsidiaries has reached or exceed its policy limits for any such insurance policies. The Company and its Subsidiaries have complied in all respects with the provisions of each Company Insurance Policy under which such Person is the insured party, except for any noncompliance, which has not had, and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of cancellation of any Company Insurance Policy, and there is no material claim by the Company or any of its Subsidiaries pending under any Company Insurance Policy as to which coverage has been denied or disputed.

Section 4.21 OFAC. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Subsidiary of the Company are, and since January 1, 2013, have been, in compliance with all applicable statutory and regulatory requirements of the United States, the United Kingdom or the European Union relating to economic sanctions or embargoes, including all laws administered and enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC Laws”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to any Contract or is engaged in any transaction or other business (i) in breach of OFAC Laws, or (ii) with any Person that is included, at the time of the relevant transaction, in the list of Specially Designated Nationals and Blocked Persons published by the United States Department of the Treasury. Neither the Company nor any of its Subsidiaries has received from any Governmental Authority or any other Person any written notice of any violation of any OFAC Laws.

Section 4.22 Customers and Suppliers.

(a) Section 4.22(a) of the Company Disclosure Letter sets forth a correct and complete list, for the 12-month period ended on December 31, 2014, of (i) the 10 largest customers of good and services of the Company and its Subsidiaries (taken as a whole), in each case measured by the revenue earned by the Company and its Subsidiaries (taken as a whole) during such 12-month period in respect of goods and services provided to each such customer (the “Material Customers”), and (ii) the 10 largest suppliers of goods and services to the Company and its Subsidiaries (taken as a whole), in each case measured by the expenditure by the Company and its Subsidiaries (taken as a whole) during such 12-month period in respect of goods and services provided by each such supplier (the “Material Suppliers”).

(b) To the knowledge of the Company, no Material Customer or Material Supplier has, since January 1, 2014, threatened in writing to terminate the relationship of such Material Customer or Material Supplier, as applicable, with the Company or its applicable Subsidiary.

Section 4.23 Anti-Bribery. To the knowledge of the Company, since January 1, 2013, neither the Company nor any of its Subsidiaries, or any employee, officer, director, or, to the extent that it would constitute a breach of applicable Law by the Company or any of its Subsidiaries, any agent or representative or other person acting for or on behalf of the Company or any of its Subsidiaries, has, directly or indirectly, (a) made, authorized, promised to make or offered to make any unlawful payment, or provided or offered or promised to provide or authorized the provision of anything of value (whether in form of property or services or in any other form), to any foreign or domestic government official or employee, any foreign political party or official or candidate for foreign political office, any official or employee of a Public International Organization (each, an “Official Party”), or to any finder, agent, or other party acting on behalf of or under the auspices of any Governmental Authority, Public Information Organization or official or employee thereof, for the purposes of (i) influencing any act or decision of any Official Party in his or her official capacity, (ii) inducing any Official Party to do or omit to do any act in violation of his or her lawful duties, (iii) securing any improper advantages or (iv) inducing any Official Party to influence of affect any act or decision of any Governmental Authority or Public International Organization or (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political or charitable activities; in each case (with respect to all of the foregoing provisions of this sentence) in violation of any Law applicable to the Company or any of its Subsidiaries governing corrupt practices, money laundering, anti-bribery or anticorruption or that otherwise prohibits payments to any government or public officials or other Official Party, including, if applicable, the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq.), the UK Bribery Act 2010 and any Law implementing the OECD Convention on Combatting Bribery of Foreign Public Officials in International Business Transactions (all such Laws, “Anticorruption Laws”). The Company and its Subsidiaries have developed and implemented a compliance program which includes corporate policies and procedures designed to ensure compliance with the Anticorruption Laws. To the knowledge of the Company, since January 1, 2013, neither the Company nor any of its Subsidiaries, received any written notice alleging any such violation or conducted any material internal investigation with respect to any actual or alleged violation of any Anticorruption Law.

Section 4.24 Finders’ Fees. Except for Lazard Frères & Co. LLC, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the Merger.

Section 4.25 Opinion of Financial Advisor. The Company Board has received the opinion of Lazard Frères & Co. LLC, financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions specified therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Stock and as of the date of this Agreement, such opinion has not been amended, withdrawn or modified.

Section 4.26 Antitakeover Statutes. The Company has taken all action necessary to exempt the Merger, this Agreement and the other transactions contemplated by this Agreement from Section 203 of DGCL, to the extent, if any, that such section would otherwise be applicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, and, accordingly, neither such provision of the DGCL nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal Laws apply to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

Section 4.27 Reorganization. Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.28 No Additional Representations. Except for the representations and warranties expressly made by the Company in this Article 4 (as qualified by the Company Disclosure Letter), each of Parent and Merger Sub acknowledges that neither the Company nor any other Person makes any express or implied representation or warranty whatsoever and specifically (but without limiting the foregoing), that neither the Company nor any other Person makes any representation or warranty with respect to (a) the Company or its Subsidiaries or any of their respective businesses, affairs operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to the Company or its Subsidiaries or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by the Company or any other Person, including in any “data rooms” or management presentations. Neither Parent nor Merger Sub has relied on any such information or any representation or warranty not set forth in this Article 4.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the Parent SEC Documents filed or furnished by Parent with the SEC since June 1, 2014 (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) as set forth in the applicable part or subpart of the disclosure letter delivered by Parent and Merger Sub to the Company in connection with, and upon the execution of, this Agreement (the “Parent Disclosure Letter”) or any other part or subpart of the Parent Disclosure Letter(each section of which qualifies the correspondingly numbered representation, warranty or covenant specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.01 Corporate Existence and Power. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all

corporate power and authority to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except where any failure to have such power or authority or to be so qualified would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has delivered or made available to the Company true and complete copies of the organizational documents of Parent and Merger Sub as in effect on the date of this Agreement.

Section 5.02 Corporate Authorization. (a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger are within the corporate power and authority of Parent and Merger Sub and, except for the approval of Parent as the sole stockholder of Merger Sub and except for the need to obtain the Parent Stockholder Approval, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. The affirmative vote of a majority of votes cast by the holders of Parent Stock present in person or represented by proxy at a meeting of Parent stockholders held for the purpose of obtaining the approval of the Parent Stock Issuance by such affirmative vote (such meeting, the “Parent Stockholder Meeting”), and such approval, the “Parent Stockholder Approval”) is the only vote of the holders of any of Parent’s capital stock necessary in connection with the consummation of the Merger. This Agreement, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) At meetings duly called and held, as of the date of this Agreement, (i) the Parent Board and the board of directors of Merger Sub each unanimously (A) determined that the Merger, this Agreement and the other transactions contemplated by this Agreement, are advisable and fair to, and in the best interests of, their respective companies and stockholders and (B) approved this Agreement and the Merger, and (ii) the Parent Board unanimously resolved to recommend the approval of the Parent Stock Issuance by Parent’s stockholders (the recommendation set forth in this clause (ii), the “Parent Board Recommendation”).

Section 5.03 Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger require no action by, approval or authorization of or filing with, any Governmental Authority, other than (i) the filing of the certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any other Competition Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities Laws, (iv) compliance with any applicable requirements of the NYSE, (v) compliance with and such approvals, filings and/or notices as may be required by the Nuclear Regulatory Agencies, (vi) as set forth on Section 5.03 of the Parent Disclosure Letter and (vii) any actions or filings the absence of which would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 5.04 Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger do not and will not, assuming the authorizations, consents and approvals s referred to in Section 5.03 are obtained, (i) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent and Merger Sub, (ii) contravene, conflict with or result in a violation or breach of any Law or Order, (iii) require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation or acceleration of any right or obligation under, any provision of any Contract binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of Parent or any of its

Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv), which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05 Capitalization. (a) The authorized capital stock of Parent consists of 60,000,000 shares of common stock, par value $0.30 per share (“Parent Stock”) and 500,000 shares of preferred stock, par value $0.30 per share, of Parent. As of October 28, 2015 (the “Parent Capitalization Date”), there were outstanding 21,222,034 shares of Parent Stock, and an additional 546,977 shares of Parent Stock held in treasury. As of the Parent Capitalization Date, there were outstanding (A) compensatory options to purchase shares of Parent Stock with respect to an aggregate of 450,300 shares of Parent Stock, (B) compensatory restricted stock units with respect to an aggregate of 301,674 shares of Parent Stock, (C) no shares of preferred stock of Parent and (D) no shares of other series of common stock of Parent. The foregoing sentence includes all shares of Parent Stock subject to vesting or other lapse restrictions granted pursuant to a compensatory award.

(b) Except as set forth in Section 5.05(a), as of the Parent Capitalization Date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interests in Parent, (ii) securities of Parent convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent, or other obligation of Parent to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in Parent or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”).

(c) There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities. Neither Parent nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Parent Securities. All outstanding shares of capital stock of Parent have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms of such plan or arrangement, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of Parent owns any shares of capital stock of Parent or any Parent Securities. There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.

(d) Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $0.01 par value per share, 100 of which are outstanding. All such outstanding shares of Merger Sub common stock have been duly authorized and validly issued, are fully paid and nonassessable and are owned directly by Parent free and clear of any Lien.

(e) When issued pursuant to the terms of this Agreement, all outstanding shares of Parent Stock constituting any part of the Merger Consideration will be duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

Section 5.06 Subsidiaries. (a) Each Subsidiary of Parent is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable or recognized) in good standing under the laws of its jurisdiction of incorporation or organization, except, in the case of any such Subsidiary, where the failure to be so incorporated, organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent has all corporate, limited liability company or comparable powers and all Governmental Authorizations required to carry on its business as now conducted, except for those powers or Governmental Authorizations the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of Parent, are owned by Parent, directly or indirectly, free and clear of any Lien, in each case other than Permitted Liens. There are no issued, reserved for issuance or outstanding (i) securities of Parent or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of Parent, (ii) warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Subsidiary Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities.

Section 5.07 SEC Filings and the Sarbanes-Oxley Act. (a) Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by Parent since May 31, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”). As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Parent SEC Document complied, and each Parent SEC Document filed or furnished subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be. As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Parent SEC Document filed or furnished pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect. Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, and as of the date of such supplement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect.

(b) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information (both financial and non-financial) relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(c) Parent and its Subsidiaries have established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Parent has disclosed to the Company prior to the date of this Agreement a summary of any such disclosure made by management to Parent’s auditors or audit committee since June 1, 2013 and prior to the date of this Agreement.

(d) There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents. None of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review.

(e) Neither Parent nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of Parent in violation of Section 402 of the Sarbanes-Oxley Act.

(f) Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE.

(g) Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), in each case where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s financial statements or other Parent SEC Documents.

(h) Since the Parent Balance Sheet Date, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which Parent or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that has not been disclosed in Parent’s Form 10-K for the fiscal year ended May 31, 2015 filed with the SEC on August 7, 2015 or other Parent SEC Documents filed prior to the date of this Agreement.

Section 5.08 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents (including all related notes and schedules thereto) (a) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements), (b) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (c) have been prepared in accordance with GAAP (except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto).

Section 5.09 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement will, at the time the Registration Statement becomes effective under the Securities Act, at the time the Joint Proxy Statement is first mailed to the Company’s stockholders or Parent’s stockholders, at the time of any amendment or supplement thereto, or at the time of the Company Stockholder Meeting or the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Joint Proxy Statement (other than the portions of the Joint Proxy Statement relating to the Company Stockholder Meeting) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing provisions of this Section 5.09, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of Parent.

Section 5.10 Absence of Certain Changes. (a) From May 31, 2015 (the “Parent Balance Sheet Date”) through the date of this Agreement, (i) the business of Parent and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects, (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (iii) neither Parent nor any of its Subsidiaries has taken any action that if taken during the period from the date of this Agreement through the Effective Time without the Company’s consent would constitute a breach of clause (b), (c) or (f) as it relates to clauses (b) or (c) of Section 7.01.

(b) Since the date of this Agreement, there has not been any event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries that would be required by GAAP to be reflected on or reserved against on a consolidated balance sheet of Parent and its Subsidiaries, taken as a whole, other than: (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of Parent as of the Parent Balance Sheet Date included in the Parent SEC Documents, including the notes thereto (the “Parent Balance Sheet”); (b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Parent Balance Sheet Date; (c) liabilities or obligations arising out of this Agreement or the Merger; and (d) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12 Compliance with Laws and Court Orders; Governmental Authorizations. (a) Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or to materially interfere with or delay the consummation of the Merger, Parent and each of its Subsidiaries is and since June 1, 2013, has been in compliance with all applicable Laws and Orders, and to the knowledge of Parent, is not under investigation with respect to and has not been threatened to be charged with or given notice by a Governmental Authority with respect to, a violation of any Law or Order. There is no rule or Order of any Governmental Authority outstanding against Parent or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that, as of the date hereof, seeks to materially interfere with or delay the consummation of the Merger.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries has all Governmental Authorizations necessary for the ownership and operation of its businesses as presently conducted, and each such Governmental Authorization is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent is and since June 1, 2012, has been in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses and (ii) since June 1, 2012, Parent has not received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization. Parent and each of its Subsidiaries that holds any license subject to the rules of, or issued by, the Nuclear Regulatory Authorities are in good standing with such Nuclear

Regulatory Authorities and in compliance with the terms of such licenses in all material respects, and since June 1, 2013, none of Parent or any of its Subsidiaries has been disqualified from holding any license or had any license revoked by the Nuclear Regulatory Authorities.

Section 5.13 Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no Proceeding pending against, or, to the knowledge of Parent, threatened by or against Parent or any of its Subsidiaries, or any other Person for whom Parent or any of its Subsidiaries is reasonably expected to be liable or any of their respective properties is reasonably likely to be affected before (or in the case of threatened Proceedings, that would be before) or by any Governmental Authority that (i) would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) as of the date of this Agreement, seeks to materially interfere or delay the consummation of the Merger.

Section 5.14 Ownership of Company Stock. Prior to and as of the date of this Agreement, neither Parent nor Merger Sub has taken, or authorized or permitted any officers, directors, employees, investment bankers, attorneys and other advisors or representatives (collectively, “Representatives”) of Parent or Merger Sub to take, any action that would cause either Parent or Merger Sub to be deemed an “interested stockholder” within the meaning of Section 203 of the DGCL. Neither Parent nor Merger Sub nor any of their affiliates or associates (as each term is defined in Section 203 of the DGCL) owns (within the meaning of Section 203 of the DGCL) any Company Stock or any rights to acquire any Company Stock except pursuant to this Agreement.

Section 5.15 Finders’ Fees. Except as set forth on Section 5.15 of the Parent Disclosure Letter, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission from Parent or any of its Affiliates in connection with the Merger.

Section 5.16 Reorganization. Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.17 OFAC. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each Subsidiary of Parent are, and since January 1, 2013, have been, in compliance with all applicable OFAC Laws. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is a party to any Contract or is engaged in any transaction or other business (i) in breach of OFAC Laws, or (ii) with any Person that is included, at the time of the relevant transaction, in the list of Specially Designated Nationals and Blocked Persons published by the United States Department of the Treasury. Neither Parent nor any of its Subsidiaries has received from any Governmental Authority or any other Person any written notice of any violation of any OFAC Laws.

Section 5.18 Anti-Bribery. To the knowledge of Parent, since June 1, 2013, neither Parent nor any of its Subsidiaries, or any employee, officer, director, or, to the extent that it would constitute a breach of applicable Law by Parent or any of its Subsidiaries, any agent or representative or other person acting for or on behalf of Parent or any of its Subsidiaries, has, directly or indirectly, (a) made, authorized, promised to make or offered to make any unlawful payment, or provided or offered or promised to provide or authorized the provision of anything of value (whether in form of property or services or in any other form), to any Official Party, or to any finder, agent, or other party acting on behalf of or under the auspices of any Governmental Authority, Public Information Organization or official or employee thereof, for the purposes of (i) influencing any act or decision of any Official Party in his or her official capacity, (ii) inducing any Official Party to do or omit to do any act in violation of his or her lawful duties, (iii) securing any improper advantages or (iv) inducing any Official Party to influence of affect any act or decision of any Governmental Authority or Public International Organization or (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political or charitable activities; in each case (with respect to all of the foregoing provisions of this sentence) in violation of any Anticorruption Law. Since June 1, 2013, neither Parent nor any of its Subsidiaries, received any written notice alleging any such violation or conducted any material internal investigation with respect to any actual or alleged violation of any Anticorruption Law, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.20 No Additional Representations. Except for the representations and warranties expressly made by Parent and Merger Sub in this Article 5 (as qualified by the Parent Disclosure Letter), the Company acknowledges that none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty whatsoever and specifically (but without limiting the foregoing), that none of Parent, Merger Sub or any other Person makes any representation or warranty with respect to (a) Parent or its Subsidiaries or any of their respective businesses, affairs, operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to Parent or its Subsidiaries or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by Parent or any other Person, including in any “data rooms” or management presentations. The Company has not relied on any such information or any representation or warranty not set forth in this Article 5.

ARTICLE 6

COVENANTS OF THE COMPANY

Section 6.01 Conduct of the Company. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, except as contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), or as required by applicable Law or Order, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course and, to the extent consistent with the foregoing, use its commercially reasonable efforts to (i) preserve intact its business organization and (ii) maintain generally its business relationships with its customers, lenders, suppliers and others having business relationships with it; provided, that no action by the Company or its Subsidiaries with respect to matters specifically addressed in the subclauses of the next sentence shall be deemed a breach of this sentence unless such action would constitute a breach of such subclauses. Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, except as contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law or Order, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend the certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise) of the Company;

(b) split, combine or reclassify any shares of capital stock of the Company or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company or its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except for (i) the declaration, setting aside or payment of any dividends or other distributions (or the redemption, repurchase or other acquisition of Company Subsidiary Securities, or offer thereto) by any of its Subsidiaries payable solely to the Company or any of its Subsidiaries and (ii) acquisitions, or deemed acquisitions, of Company Stock in connection with (A) the payment of the exercise price of Company Stock Options with Company Stock (including in connection with “net exercises”) and (B) required Tax withholding in connection with the exercise of Company Stock Options and the vesting or settlement of Company Restricted Shares, Company RSUs or Company PSUs;

(c) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of any shares of the Company Stock in connection with the exercise of Company Stock Options or the vesting or settlement of Company Restricted Shares, Company RSUs or Company PSUs in accordance with the applicable terms thereof and the issuance, delivery or sale of any shares of Company Subsidiary Securities to the Company or any of its Subsidiaries;

(d) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies and materials in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice, (ii) pursuant to Contracts in effect on the date of this Agreement, (iii) leases or subleases under which the Company or one of its Subsidiaries is the tenant entered into in the ordinary course of business, and (iv) assets, securities, properties, interests or businesses of the Company or any of its Subsidiaries;

(e) sell, license, lease or otherwise transfer, or abandon or create or incur any Lien on, directly or indirectly, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (i) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (ii) sales of assets, securities, properties, interests or business immaterial to the Company and its Subsidiaries, (iii) sales, leases or transfers that are pursuant to Contracts in effect on the date of this Agreement, (iv) Permitted Liens, or (v) sales, licenses, leases or other transfers to the Company or any of its Subsidiaries;

(f) other than those contemplated on Section 6.01 of the Company Disclosure Letter, make any loans, advances or capital contributions to, or investments in, any other Person, other than loans, advances or capital contributions to, or investments in, the Company or any of its Subsidiaries;

(g) create, incur or assume any indebtedness for borrowed money or guarantees thereof or issue or sell any debt securities, except for (i) indebtedness under the Company Credit Facility, (ii) guarantees by the Company of indebtedness of any wholly owned Subsidiary of the Company (which indebtedness exists as of the date of this Agreement), or (iii) indebtedness or guarantees between or among the Company and any of its Subsidiaries or the Company’s wholly owned Subsidiaries;

(h) other than in the ordinary course of business, enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries from engaging or competing in any line of business, in any location or with any Person or (ii) enter into any agreement or arrangement that limits or otherwise restricts in any material respect any upstream Affiliates of the Company following consummation of the Mergers from engaging or competing in any line of business, in any location or with any Person;

(i) without prior consultation with Parent, (i) recognize any material new union, works council or other similar employee representative, except as required by Applicable Law, or (ii) enter into any material collective bargaining agreement, or renew or enter into any material mid-term modification (excluding resolutions of grievances relating to or interpretations of a collective bargaining agreement) of any existing collective bargaining agreement;

(j) without limiting Section 8.09, settle, or offer or propose to settle, (A) any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries or (B) any stockholder litigation or dispute against the Company or any of its officers or directors, except, in each case, for settlements solely in respect of monetary damages not exceeding $500,000 (after giving effect to any reasonably expected indemnification proceeds);

(k) [Reserved];

(l) other than (x) in the ordinary course of business (including renewals consistent with the terms thereof), (y) in a manner not materially adverse to the Company and its Subsidiaries, taken as a whole, or (z) as otherwise may be reasonably necessary to comply with the terms of this Agreement, (i) amend or modify in any material respect or terminate (excluding terminations or renewals upon expiration of the term thereof in accordance with the terms thereof) any Company Material Contract or (ii) enter into (or renew or otherwise extend the terms of) any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement;

(m) except (x) as required pursuant to a Company Plan or a Contract in effect on the date of this Agreement, or (y) as otherwise required by applicable Law, (i) grant or provide any severance or termination payments or benefits to any employee, officer, or director of the Company or any of its Subsidiaries, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits to any employee, officer, or director of the Company or any of its Subsidiaries, (iii) increase the compensation payable to any officer or director of the Company or any of its Subsidiaries, (iv) except in the ordinary course of business consistent with past practice (including employee promotions), (x) increase the compensation payable to any salaried employee of the Company or any of its Subsidiaries, other than increases in base salary not in excess of 5% of any such individual’s base salary as in effect on the date of this Agreement or (y) increase the compensation payable to any hourly employee of the Company or any of its Subsidiaries, other than increases in hourly base wage rates not in excess of 20% of any such individual’s hourly base wage as in effect on the date of this Agreement, or (vi) establish, adopt, terminate or materially amend any Company Plan or any plan, program, arrangement, policy or agreement that would be a Company Plan if it were in existence on the date of this Agreement;

(n) change the Company’s methods of financial accounting, except as required by GAAP or Regulation S-X of the Exchange Act (or any interpretation thereof), any Governmental Authority or applicable Law;

(o) other than in the ordinary course of business (i) make or change any material election with respect to Taxes, (ii) amend any material Tax Return, or (iii) agree to settle any material claim or assessment in respect of Taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on the Company Balance Sheet (or in a more recent Company consolidated balance sheet included in the Company SEC Documents);

(p) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of the Company; or

(q) agree, resolve or commit to do any of the foregoing.

Section 6.02 Company Stockholder Meeting. The Company shall duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as promptly as practicable after the date the Registration Statement is declared effective under the Securities Act (except as provided in this Section 6.02) for the purpose of voting on the approval and adoption of this Agreement in accordance with the DGCL. In connection with the Company Stockholder Meeting, the Company shall (i) subject to Section 8.03, recommend approval and adoption of this Agreement and the other transactions contemplated hereby by the Company’s stockholders in the Joint Proxy Statement and (ii) otherwise comply with all legal requirements applicable to such meeting. Subject to Section 8.03, the Company will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and take all other actions reasonably necessary or advisable to secure the adoption of this Agreement by the Company’s stockholders. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting; provided, that the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder meeting (A) if on the date on which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Stock to obtain the Company Stockholder Approval, whether or not a quorum is present or (B) to the extent necessary to ensure that any amendment or supplement to the Joint Proxy Statement is timely provided to the holders of Company Stock. The Company shall use its reasonable best efforts to cooperate with Parent to hold the Company Stockholder

Meeting on the same day and at the same time as the Parent Stockholder Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

Section 6.03 Termination of 401(k) Plan. At Parent’s written request, delivered no later than fifteen (15) days prior to the Closing, the Company shall terminate the Furmanite Corporation 401(k) Savings and Investment Plan (the “Company 401(k) Plan”) effective immediately prior to the Closing Date and contingent upon the occurrence of the Closing, and upon such termination, shall cease all further contributions to the Company 401(k) Plan for pay periods beginning on and after the Closing Date and, to the extent the Company 401(k) Plan provides for loans to participants, and upon such termination, shall cease making any such additional loans effective immediately prior to the Closing Date. If Parent does not instruct the Company to terminate the Company 401(k) Plan, nothing herein shall be deemed to prevent the Surviving Corporation or Parent from terminating the Company 401(k) Plan following the Closing in accordance with applicable Law. In the event that Parent instructs the Company to terminate the Company 401(k) Plan, (a) prior to the Closing Date and thereafter (as applicable), the Company and Parent shall take any and all action as may be required, including amendments to the Company 401(k) Plan and/or the corresponding 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (the “Parent 401(k) Plan”) to comply with applicable Law, (b) subject to the receipt of a favorable IRS determination letter with respect to the termination of the Company 401(k) Plan, to permit each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries (including, for the avoidance of doubt the Surviving Corporation and its Subsidiaries) immediately following the Effective Time (each, a “Continuing Employee”) to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in cash or notes (in the case of loans) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from the Company 401(k) Plan to the corresponding Parent 401(k) Plan, and (c) upon any termination of the Company 401(k) Plan in accordance with this Section 6.03, the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in the Parent 401(k) Plan.

ARTICLE 7

COVENANTS OF PARENT AND MERGER SUB

Section 7.01 Conduct of Parent and Merger Sub. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, except as contemplated by this Agreement, as set forth in Section 7.01 of the Parent Disclosure Letter, as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), or as required by applicable Law or Order, Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course and, to the extent consistent with the foregoing, use its commercially reasonable efforts to (i) preserve intact its business organization and (ii) maintain generally its business relationships with its customers, lenders, suppliers and others having business relationships with it; provided, that no action by Parent or its Subsidiaries with respect to matters specifically addressed in the subclauses of the next sentence shall be deemed a breach of this sentence unless such action would constitute a breach of such subclauses. Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, except as contemplated by this Agreement, as set forth in Section 7.01 of the Parent Disclosure Letter, as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law or Order, Parent shall not, nor shall it permit any of its Subsidiaries to:

(a) amend the certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise) of Parent in a manner that would be adverse to the holders of Company Stock;

(b) enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other Person or business or (ii) make loans, advances or capital contributions to, or investments in, any other Person, in each case that would reasonably be expected to prevent, impede or delay the consummation of the Merger;

(c) split, combine or reclassify any shares of capital stock of Parent or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of Parent or its Subsidiaries, except for the declaration, setting aside or payment of any dividends or other distributions by any of its Subsidiaries payable solely to Parent or any of its Subsidiaries;

(d) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of Parent;

(e) knowingly and intentionally take any action that would reasonably be expected to make any representation and warranty or Parent hereunder inaccurate in any material respect, or immediately prior to the Effective Time; or

(f) agree, resolve or commit to do any of the foregoing.

Section 7.02 Obligations of Merger Sub and Surviving Corporation. Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to perform when due all of its obligations under this Agreement, and Merger Sub shall not engage in any activities of any nature other except as provided in or contemplated by this Agreement.

Section 7.03 Parent Stockholder Meeting; Approval by Sole Stockholder of Merger Sub. (a) Parent shall duly call, give notice of, convene and hold the Parent Stockholder Meeting as promptly as practicable after the date the Registration Statement is declared effective under the Securities Act (except as provided in this Section 7.03(a)) for the purpose of voting on the approval of the Parent Stock Issuance. In connection with the Parent Stockholder Meeting, Parent shall (i) subject to Section 8.04(b), recommend approval and adoption of this Agreement and the other transactions contemplated hereby by Parent’s stockholders in the Joint Proxy Statement and (ii) otherwise comply with all legal requirements applicable to such meeting. Subject to Section 8.04(b), Parent will use its reasonable best efforts to solicit from its stockholders proxies in favor of approval of the Parent Stock Issuance and take all other actions reasonably necessary or advisable to secure the approval of the Parent Stock Issuance by Parent’s stockholders. Parent shall not, without the prior written consent of the Company, adjourn or postpone the Parent Stockholder Meeting; provided, that Parent shall have the right to make one or more successive postponements or adjournments of the Parent Stockholder meeting (A) if on the date on which the Parent Stockholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present or (B) to the extent necessary to ensure that any amendment or supplement to the Joint Proxy Statement is timely provided to the holders of Parent Stock. Parent shall use its reasonable best efforts to cooperate with the Company to hold the Parent Stockholder Meeting on the same day and at the same time as the Company Stockholder Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

(b) Immediately following the execution and delivery of this Agreement, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger, in accordance with the DGCL, by written consent.

Section 7.04 Director and Officer Indemnification. (a) From and after the Effective Time, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation now existing in favor of each former and present director or officer of the Company or any Subsidiary of the Company and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any Subsidiary of the Company (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Proceeding or investigation with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) or in any agreement to which the Company or any of its Subsidiaries is a party, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and continue in full force and effect in accordance with their terms. For a period of no less than six (6) years after the Effective Time, Parent shall cause to be maintained in effect the provisions in the certificates of incorporation and bylaws (including, with respect to the bylaws, provisions regarding exculpation, indemnification and advancement of expenses that are no less favorable than those contained in the Company’s bylaws as of the date of this Agreement) and comparable organizational documents of the Surviving Corporation and each Subsidiary of the Company (or in such documents of any successor to the business of the Surviving Corporation), regarding exculpation, indemnification and advancement of expenses in effect as of immediately prior to the Effective Time or in any agreement to which the Company or any of its Subsidiaries is a party, in each case in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Corporation’s certificate of incorporation set forth in Exhibit A and in the bylaws in any manner that would adversely affect the rights thereunder of any individual who immediately before the Effective Time was a Company Indemnified Party; provided, that all rights to indemnification in respect of any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each, an “Action”) pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) At and after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless (and advance funds in respect of the foregoing) each Company Indemnified Party to the fullest extent permitted under applicable Law against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Company Indemnified Party), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time. Parent and the Surviving Corporation shall reasonably cooperate with the Company Indemnified Party in the defense of any such Action.

(c) Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to either (i) continue to maintain in effect for a period beginning upon the Effective Time and ending no less than six (6) years after the Effective Time the Company’s directors’ and officers’ insurance policies (the “D&O Insurance”) in place as of the date of this Agreement, or (ii) purchase comparable D&O Insurance for such period from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance policies, in each case, with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time; provided, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.04(c) of the Company Disclosure Letter (the “Premium Cap”); and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Premium Cap. At the Company’s option, the Company may purchase, prior to the Effective Time, a prepaid “tail policy” for a period beginning at the Effective Time and ending no later than six (6) years after the Effective Time with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time, in which event Parent shall cease to have any obligations under the first sentence of this Section 7.04(c); provided that the aggregate premium for such policies shall not exceed the Premium Cap. If the Company elects to purchase such a “tail policy,” the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder.

(d) If either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, Parent or the Surviving Corporation shall cause proper provision to be made so the successors and assigns of Parent or the Surviving Corporation, as the case may be, succeed to or assume the applicable obligations of such Party set forth in this Section 7.04.

(e) The provisions of this Section 7.04 shall survive consummation of the Merger, are intended to be for the benefit of, and will be enforceable by, each indemnified or insured person hereunder (including the Company Indemnified Parties), his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract, at Law or otherwise.

Section 7.05 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 7.06 Employee Matters. (a) During the period beginning at the Effective Time and ending on the date that is six months following the Closing Date (the “Continuation Period”), Parent shall provide, or shall cause to be provided, to each Continuing Employee, so long as such Continuing Employee is employed by Parent or its Subsidiaries during the Continuation Period, with, base salary or base wage rate, and target short-term incentive opportunities (excluding equity-based incentive opportunities) that are no less favorable in the aggregate than the base salary or base wage rate and target short-term incentive opportunities (excluding equity-based incentive opportunities) provided by the Company and its Subsidiaries on the date of this Agreement.

(b) In addition, upon a termination of employment during the Continuation Period, the Continuing Employees shall be eligible to receive severance compensation and benefits under the applicable severance plan, policy or program maintained by Parent and its Subsidiaries on the same basis, and pursuant to the same terms and conditions, as similarly situated employees of Parent and its Subsidiaries. Section 7.06(b) of the Parent Disclosure Letter sets forth Parent’s severance plan maintained for individuals employed by Parent and situated in the United States.

(c) Following the Effective Time, Parent shall recognize, or shall cause its Subsidiaries (including, for the avoidance of doubt the Surviving Corporation and its Subsidiaries) to recognize, for all purposes, including eligibility to participate, vesting and benefit accrual, under all Company Plans and any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of its Subsidiaries (collectively, the “Parent Plans”) in which the Continuing Employees become eligible to participate, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary) prior to the Effective Time to the same extent that such service is recognized by the Company and its Subsidiaries prior to the Effective Time; provided, that Parent shall not be required to provide credit for benefit accrual purposes under any Parent Plan that is a defined benefit pension plan or retiree medical plan. In addition with respect to each Parent Plan in which a Continuing Employee becomes eligible to participate after the Effective Time, Parent shall (i) waive, or caused to be waived, all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employee under such Parent Plan and (ii) provide such Continuing Employee with credit for any co-payments, deductibles and out-of-pocket expenses already incurred by the Continuing Employee under the corresponding Company Plan during the year in which such Continuing Employee first becomes eligible to participate in such Parent Plan in satisfying any applicable co-payment or deductible requirements or out-of-pocket maximums under such Parent Plan.

(d) Notwithstanding anything contained herein to the contrary, with respect to any Continuing Employees who are based outside of the United States, Parent’s obligations under this Section 7.06 shall be in addition to and not in contravention of any obligations under the Laws of the foreign countries and political subdivisions thereof in which such Continuing Employees are based.

(e) Nothing contained in this Section 7.06, expressed or implied, shall (i) be treated as the establishment, amendment or modification of any Company Plan or Parent Plan or constitute a limitation on rights to amend, modify, merge or terminate after the Effective Time any Company Plan or Parent Plan, (ii) give any current or former employee of the Company and its Subsidiaries (including any beneficiary or dependent thereof) or any other Person who is not a party to this Agreement any third-party beneficiary or other rights or (iii) obligate Parent or any of its Affiliates to (A) maintain any particular Company Plan or Parent Plan or (B) retain the employment or services of any current or former employee.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

Section 8.01 Efforts. (a) Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other in doing, all things necessary, proper or advisable under applicable Law or Order to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable (and in any event no later than the End Date), including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by this Agreement (whether or not such approvals, consents, registrations, permits, authorizations and other confirmations are conditions to the consummation of the Merger pursuant to Article 9).

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make, as promptly as reasonably practicable (and in any event within twenty (20) Business Days of the date of this Agreement in the case of the following clause (i) (unless counsel to the Parties have previously agreed to extend such twenty (20) Business Day period)), (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement, (ii) any application for approval and consent of, and the issuance of licenses and license amendments by, the Nuclear Regulatory Agencies under the Atomic Energy Act and the applicable laws and regulations of all Nuclear Regulatory Agencies having jurisdiction over the Company and its Subsidiaries necessary to consummate the transactions contemplated by this Agreement, (iii) all necessary filings to obtain consents from the state regulators that are required in connection with the Merger and the other transactions contemplated by this Agreement and (iv) all other registrations, declarations, notices and filings with Governmental Authorities that are required in connection with the Merger and the other transactions contemplated by this Agreement, including any such registrations, declarations, notices and filings required under any Competition Laws (other than the HSR Act). Each of the Company and Parent shall use its respective reasonable best efforts to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the foregoing, and use its reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods regarding the foregoing as soon as practicable.

(c) Except as prohibited by applicable Law or Order, each of Parent and the Company shall use (and shall cause its Subsidiaries to use) its reasonable best efforts to (A) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Merger or the other transactions contemplated by this Agreement, including any proceeding initiated by a private party, (B) promptly inform the other Party of (and supply to the other Party a copy of) any communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Merger or the other transactions contemplated by this Agreement, (C) to the extent reasonably practicable, consult with each other prior to taking any material position with respect to the filings under the HSR Act or any other Competition Law in discussions with or filings to be submitted to any Governmental Authority, (D) to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Authority with respect to filings under the HSR Act or any other Competition Law, and (E) to the extent reasonably practicable, coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Authority relating to this Agreement, the Merger or the other transactions contemplated by this Agreement under the HSR Act or any other Competition Law. The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 8.01(c) in a manner so as to preserve the applicable privilege.

(d) Unless prohibited by applicable Law or Order or by the applicable Governmental Authority, each of the Company and Parent shall (i) to the extent reasonably practicable, not participate in or attend any meeting, engage in any substantive conversation or enter into any agreement with any Governmental Authority in respect of the Merger or the other transactions contemplated by this Agreement (including with respect to any of the actions referred to in Section 8.01(a)) without the other, (ii) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation and (iii) if one such Party is prohibited by applicable Law or Order or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation, keep such non-participating Party apprised with respect thereto, provided that, Parent or its representatives may conduct such a meeting or conversation without the Company or its representatives present upon the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).

(e) Parent (including by its Subsidiaries) agrees (i) to take, or cause to be taken (including by its Subsidiaries), any and all reasonable best steps and to make, or cause to be made (including by its Subsidiaries), any and all reasonable best undertakings necessary to resolve such objections, if any, that a Governmental Authority may assert under any Competition Law with respect to the Merger and the other transactions contemplated by this Agreement, and (ii) to avoid or eliminate such impediment or impediments under any Competition Law that may be asserted by any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement in each case, so as to enable the Effective Time to occur as promptly as practicable and in any event no later than the End Date; provided, however, that nothing in this Agreement shall require or be construed to require Parent or any of its Affiliates to agree or commit to any undertaking, divestiture, license or hold separate or similar arrangement or conduct of business arrangement or to terminate any relationships, rights or obligations or to do any other act (A) to the extent such agreement, commitment, termination or action, individually or in the aggregate, would, or would reasonably be expected to, (x) have a material adverse effect on the business, results of operations or financial condition of either Parent and its Subsidiaries or (y) materially impair Parent’s ability to own, operate or retain a material portion of the business, property or assets of the Company and its Subsidiaries and/or Parent and its Subsidiaries or (B) to avoid a second request and/or Phase 2 investigation instituted by any Governmental Authority under any Competition Law.

(f) In no event shall the Company or any of its Subsidiaries, without the prior written consent of Parent, take any action, or commit to take any action, or agree to any condition or limitation contemplated in this Section 8.01, that individually or in the aggregate, would, or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of either Parent and its Subsidiaries or the Company and its Subsidiaries.

(g) Prior to the Effective Time, Parent shall not, and shall not permit its Subsidiaries to, acquire or agree to acquire any business, Person or division thereof, or otherwise acquire or agree to acquire any assets, if the entry into a definitive agreement relating to or the consummation of such acquisition would reasonably be expected to materially increase the risk of not obtaining the applicable consent, clearance, approval, authorization or waiver under the HSR Act with respect to the transactions contemplated by this Agreement.

(h) Each of Parent and the Company shall use its reasonable best efforts to cooperate in determining the appropriate actions to be taken with respect to the UK DB Pension Scheme and in implementing such actions, including cooperating in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the UK DB Pension Scheme with respect to the Merger or the other transactions contemplated by this Agreement.

(i) Each of Parent and the Company shall cause to be obtained the required approvals from the Nuclear Regulatory Authorities set forth on Section 8.01(i) of the Company Disclosure Letter with respect to either (at the Company’s option) the disposition, or transfer to Parent or an Affiliate of Parent, of all subject licenses held by the Company and its Subsidiaries prior to the Closing, and shall cooperate with respect to the treatment of such licenses, in each case subject to the provisions of Section 8.01(i) of the Company Disclosure Letter.

Section 8.02 Registration Statement; Joint Proxy Statement. (a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Joint Proxy Statement and Parent shall prepare and file with the SEC the Registration Statement (which shall include the Joint Proxy Statement). Parent and Merger Sub shall each use its reasonable best efforts to (i) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after its filing, (ii) ensure that the Registration Statement complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act and (iii) keep the Registration Statement effective for so long as necessary to complete the Merger. Parent shall notify the Company promptly of the time when the Registration Statement has become effective or any supplement or amendment to the Registration Statement has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of Parent and the Company shall use its reasonable best efforts to (A) to cause the Joint Proxy Statement to be mailed to the Company’s stockholders and Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act and (B) ensure that the Registration Statement and the Joint Proxy Statement complies in all material respects with the applicable provisions of the Exchange Act. Parent and Merger Sub shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Parent Stock in the Merger, and the Company shall furnish to Parent and Merger Sub all information concerning the Company as may be reasonably requested in connection with any such actions.

(b) Each of Parent, Merger Sub and the Company shall furnish to the other Parties all information concerning such Person and its Affiliates required by the Securities Act or the Exchange Act to be set forth in the Registration Statement or the Joint Proxy Statement. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Registration Statement or the Joint Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect. Each of Parent, Merger Sub and the Company shall take all steps necessary to amend or supplement the Registration Statement or the Joint Proxy Statement, as applicable, and to cause the Registration Statement or Joint Proxy Statement, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Stock and/or Parent Stock, in each case as and to the extent required by applicable Law.

(c) Each of Parent, Merger Sub and the Company shall promptly provide the other Parties and their counsel with any comments or other communications, whether written or oral, that Parent, Merger Sub, the Company or their counsel may receive from the SEC or its staff with respect to the Registration Statement or the Joint Proxy Statement promptly after the receipt of such comments. Prior to the filing of the Registration Statement or the Joint Proxy Statement (including in each case any amendment or supplement thereto, except with respect to any amendments filed after a Company Adverse Recommendation Change or Parent Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 8.03 or Section 8.04) with the SEC or the dissemination thereof to the holders of Company Stock or Parent Stock, or responding to any comments of the SEC with respect to the Registration Statement or Joint Proxy Statement, each of Parent, Merger Sub and the Company shall provide the other Parties and their counsel a reasonable opportunity to review and comment on such Registration Statement, Joint Proxy Statement or response (including the proposed final version thereof), and each of Parent, Merger Sub and the Company shall give reasonable and good faith consideration to any comments made by the other Parties or their counsel.

(d) The Joint Proxy Statement shall include the Company Board Recommendation and a description thereof (except to the extent that the Company Board shall have previously withdrawn or modified the Company Board Recommendation pursuant to and in accordance with Section 8.03(b)). The Joint Proxy Statement shall include the Parent Board Recommendation and a description thereof (except to the extent that the Parent Board shall have previously withdrawn or modified the Parent Board Recommendation pursuant to and in accordance with Section 8.04(b)).

Section 8.03 No Solicitation by the Company; Company Adverse Recommendation Change. (a) The Company shall immediately cease any discussions or negotiations with any Person that may be ongoing with respect to a Company Acquisition Proposal. From and after the date of this Agreement until the earlier to occur of the Effective Time or the date of termination of this Agreement in accordance with Article 10, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its or its Subsidiaries’ Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to facilitate, any inquiry or the making or submission of any inquiry, proposal, indication of interest or offer which constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (ii) subject to Section 8.03(b), approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (each a “Company Alternative Acquisition Agreement”), (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding any Company Acquisition Proposal, or (iv) agree to do any of the foregoing; provided, that if, prior to obtaining the Company Stockholder Approval, following the receipt of an unsolicited bona fide written Company Acquisition Proposal that the Company Board determines in good faith, after consultation with the Company’s outside financial advisor and outside legal counsel, is or could reasonably be expected to lead to a Company Superior Proposal in circumstances not otherwise involving a breach of this Agreement, the Company may, in response to such Company Acquisition Proposal, and subject to compliance with Section 8.03(c), furnish information with respect to the Company to the Person making such Company Acquisition Proposal and engage in discussions or negotiations with such Person regarding such Company Acquisition Proposal; provided, further, that (A) prior to furnishing, or causing to be furnished, any such nonpublic information relating to the Company to such Person, the Company enters into an Acceptable Confidentiality Agreement and (B) promptly following furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished to Parent or its Representatives). Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may in any event (i) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person and (ii) inform a Person that has made or, to the knowledge of the Company, is considering making, a Company Acquisition Proposal of the provisions of this Section 8.03.

(b) Except as permitted pursuant to this Section 8.03(b), the Company Board shall not effect a Company Adverse Recommendation Change. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Company Stockholder Approval, the Company Board may effect a Company Adverse Recommendation Change if: (I) (A) a written Company Acquisition Proposal that was not solicited in violation of this Agreement is made to the Company by a Third Party and such Company Acquisition Proposal has not been withdrawn prior to the date of such Company Adverse Recommendation Change and (B) the Company Board concludes in good faith, after consultation with the Company’s outside financial advisor and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal; or (II) in all other cases not involving a Company Acquisition Proposal, in response to a Company Intervening Event to the extent that the Company Board concludes in good faith, after consultation with the Company’s outside financial advisor and outside legal counsel, that the failure to make a Company Adverse Recommendation Change would reasonably be likely to be inconsistent with its fiduciary duties under applicable Laws; provided, that, in each case, prior to making any Company Adverse Recommendation Change:

(i) the Company Board shall provide Parent at least three (3) Business Days’ prior written notice of its intention to take such action, which notice shall include, in the case of Section 8.03(b)(I), the information with respect to the Company Superior Proposal that is specified in Section 8.03(c) as well as a copy of such Company Acquisition Proposal, or, in the case of Section 8.03(b)(II), the reasons underlying the Company Board’s decision to make a Company Adverse Recommendation Change; and

(ii) during the three (3) Business Days following such written notice, the Company Board and its Representatives shall negotiate in good faith with Parent (to the extent Parent wishes to negotiate) regarding any revisions to the terms of this Agreement proposed by Parent; and at the end of such three (3) Business Days, (a) the Company Board concludes in good faith, after consultation with the Company’s outside financial advisor and outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by Parent), that the Company Acquisition Proposal continues to be a Company Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Company Superior Proposal shall require a new written notification from the Company and a new period under clause (i) of this Section 8.03(b)) or (b) in all other cases not involving a Company Acquisition Proposal, the Company Board concludes in good faith, after consultation with the Company’s outside financial advisor and outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by Parent), that the failure to make a Company Adverse Recommendation Change would reasonably be likely to be inconsistent with its fiduciary duties under applicable Laws.

(c) In addition to the obligations of the Company and Parent set forth in Section 8.03(a) and Section 8.03(b), the Company shall promptly (and in any event within 24 hours) advise Parent orally and in writing of any proposals or offers with respect to a Company Acquisition Proposal that are received by the Company (or any of its Representatives), indicating, in connection with such notice, the identity of the Person or group of Persons making the proposal or offer and the material terms and conditions of any such proposals or offers (including, if applicable, copies of any written proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed on a prompt basis of any material changes to the status and material terms of any such proposals or offers (including any material amendments thereto or any change to the scope or material terms or conditions thereof, including copies of definitive agreements).

(d) Nothing contained in this Agreement, but in all cases subject to Section 8.03(a) and Section 8.03(b)(i), shall prohibit the Company Board from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if the Company Board determines in good faith, after consultation with the Company’s outside counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with its fiduciary duties under applicable Law; provided, that this Section 8.03(d) shall not permit the Company Board to make a Company Adverse Recommendation Change except to the extent otherwise permitted by this Section 8.03.

(e) For purposes of this Agreement:

(i) “Company Acquisition Proposal” means any proposal, indication of interest or offer from any Person (other than Parent and its Subsidiaries or Affiliates) relating to (i) any direct or indirect acquisition or purchase of the business or assets (including equity interests in Subsidiaries) of the Company or any of its Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company, (ii) any issuance, sale or other disposition, directly or indirectly, to any Person of securities representing 20% or more of the total voting power of the Company, (iii) any tender offer or exchange offer that if consummated would result in any Person, directly or indirectly, beneficially owning 20% or more of any class of equity securities of the Company, (iv) any merger, consolidation, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving the Company or any of its Subsidiaries that would result in any Person, directly or indirectly, beneficially owning 20% or more of any class of equity securities of the Company or (v) any combination of the foregoing.

(ii) “Company Adverse Recommendation Change” means any of the following actions by the Company Board: (i) withholding or withdrawing (or modifying in a manner adverse to Parent) or proposing publicly to withhold or withdraw (or modify in a manner adverse to Parent), the Company Board Recommendation, (ii) approving, recommending, or otherwise declaring to be advisable or publicly proposing to approve, recommend or determine to be advisable any Company Acquisition Proposal, (iii) failing to include the Company Board Recommendation in the Joint Proxy Statement, or (iv) following the making of a Company Acquisition Proposal, failing to recommend against such Company Acquisition Proposal within ten (10) Business Days after Parent requests a reaffirmation of the Company Board Recommendation (which request may be made only once with respect to each Company Acquisition Proposal).

(iii) “Company Intervening Event” means a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable to or by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Company Board as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval; provided, that if the Company Intervening Event relates to an event, fact, circumstance, development or occurrence involving Parent or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Company Intervening Event unless it has a Parent Material Adverse Effect; provided further, that in no event shall the following constitute a Company Intervening Event: (i) changes in the market price or trading volume of the Company’s securities or credit rating (it being understood that the facts and occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been a Company Intervening Event), and (ii) the receipt, existence of or terms of a Company Acquisition Proposal or any inquiry relating thereto.

(iv) “Company Superior Proposal” means a bona fide written Company Acquisition Proposal from any Person (other than Parent and its Subsidiaries or Affiliates) (with all references to “20% or more” in the definition of Company Acquisition Proposal being deemed to reference “50% or more”) that the Company Board has determined in its good faith judgment would, if consummated, result in a transaction more favorable to its stockholders from a financial point of view than the Merger after taking into account the likelihood and timing of consummation (as compared to the Merger) and such other matters that the Company Board deems relevant, including legal, financial (including the financing terms of any such Company Acquisition Proposal), regulatory and other aspects of such Company Acquisition Proposal.

Section 8.04 No Solicitation by Parent; Parent Adverse Recommendation Change. (a) Parent shall immediately cease any discussions or negotiations with any Person that may be ongoing with respect to a Parent Acquisition Proposal. From and after the date of this Agreement until the earlier to occur of the Effective Time or the date of termination of this Agreement in accordance with Article 10, Parent shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its or its Subsidiaries’ Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to facilitate, any inquiry or the making or submission of any inquiry, proposal, indication of interest or offer which constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal, (ii) subject to Section 8.04(b), approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to a Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (each a “Parent Alternative Acquisition Agreement”), (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding any Parent Acquisition Proposal, or (iv) agree to do any of the foregoing; provided, that if, prior to obtaining the Parent Stockholder Approval, following the receipt of an unsolicited bona fide written Parent Acquisition Proposal that the Parent Board determines in good faith, after consultation with Parent’s outside financial advisor and outside legal counsel, is or could reasonably be expected to lead to a Parent Superior Proposal in circumstances not otherwise involving a breach of this Agreement, Parent may, in response to such Parent Acquisition Proposal, and subject to compliance with Section 8.04(c), furnish information with respect to Parent to the Person making such Parent Acquisition Proposal and engage in discussions or negotiations with such Person regarding such Parent Acquisition Proposal; provided, further, that (A) prior to furnishing, or causing to be furnished, any such nonpublic information relating to Parent to such Person, Parent enters into an Acceptable Confidentiality Agreement with the Person making such Parent Acquisition Proposal and (B) promptly following furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such nonpublic information has not been previously so furnished to the Company or its Representatives). Notwithstanding anything to the contrary contained in this Agreement, Parent and its Representatives may in any event (i) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person and (ii) inform a Person that has made or, to the knowledge of Parent, is considering making, a Parent Acquisition Proposal of the provisions of this Section 8.04.

(b) Except as permitted pursuant to this Section 8.04(b), the Parent Board shall not effect a Parent Adverse Recommendation Change. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Parent Stockholder Approval, the Parent Board may effect a Parent Adverse Recommendation Change if: (I) (A) a written Parent Acquisition Proposal that was not solicited in violation of this Agreement is made to Parent by a Third Party and such Parent Acquisition Proposal has not been withdrawn prior to the date of such Parent Adverse Recommendation Change and (B) the Parent Board concludes in good faith, after consultation with the Company’s outside financial advisor and outside legal counsel, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal; or (II) in all other cases not involving a Parent Acquisition Proposal, in response to a Parent Intervening Event to the extent that the Parent Board concludes in good faith, after consultation with Parent’s outside financial advisor and outside legal counsel, that the failure to make a Parent Adverse Recommendation Change would reasonably be likely to be inconsistent with its fiduciary duties under applicable Laws; provided, that, in each case, prior to making any Parent Adverse Recommendation Change:

(i) the Parent Board shall provide the Company at least three (3) Business Days’ prior written notice of its intention to take such action, which notice shall include, in the case of Section 8.04(b)(I), the information with respect to the Parent Superior Proposal that is specified in Section 8.04(c) as well as a copy of such Parent Acquisition Proposal, or, in the case of Section 8.04(b)(II), the reasons underlying the Parent Board’s decision to make a Parent Adverse Recommendation Change; and

(ii) during the three (3) Business Days following such written notice, the Parent Board and its Representatives shall negotiate in good faith with the Company (to the extent the Company wishes to negotiate) regarding any revisions to the terms of this Agreement proposed by the Company; and at the end of such three (3) Business Days, (a) the Parent Board concludes in good faith, after consultation with Parent’s outside financial advisor and outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the Company), that the Parent Acquisition Proposal continues to be a Parent Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Parent Superior Proposal shall require a new written notification from Parent and a new period under clause (i) of this Section 8.04(b)) or (b) in all other cases not involving a Parent Acquisition Proposal, the Parent Board concludes in good faith, after consultation with Parent’s outside financial advisor and outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the Company), that the failure to make a Parent Adverse Recommendation Change would reasonably be likely to be inconsistent with its fiduciary duties under applicable Laws.

(c) In addition to the obligations of Parent and the Company set forth in Section 8.04(a) and Section 8.04(b), Parent shall promptly (and in any event within 24 hours) advise the Company orally and in writing of any proposals or offers with respect to a Parent Acquisition Proposal that are received by Parent (or any of its Representatives), indicating, in connection with such notice, the identity of the Person or group of Persons making the proposal or offer and the material terms and conditions of any such proposals or offers (including, if applicable, copies of any written proposals or offers, including proposed agreements) and thereafter shall keep the Company reasonably informed on a prompt basis of any material changes to the status and material terms of any such proposals or offers (including any material amendments thereto or any change to the scope or material terms or conditions thereof, including copies of definitive agreements).

(d) Nothing contained in this Agreement, but in all cases subject to Section 8.04(a) and Section 8.04(b)(i), shall prohibit the Parent Board from (i) taking and disclosing to Parent’s stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to Parent’s stockholders if the Parent Board determines in good faith, after consultation with Parent’s outside counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided, that this Section 8.04(d) shall not permit the Parent Board to make a Parent Adverse Recommendation Change except to the extent otherwise permitted by this Section 8.04.

(e) For purposes of this Agreement:

(i) “Parent Acquisition Proposal” means any proposal, indication of interest or offer from any Person (other than the Company and its Subsidiaries or Affiliates) relating to (i) any direct or indirect acquisition or purchase of the business or assets (including equity interests in Subsidiaries) of Parent or any of its Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of Parent, (ii) any issuance, sale or other disposition, directly or indirectly, to any Person of securities representing 20% or more of the total voting power of Parent, (iii) any tender offer or exchange offer that if consummated would result in any Person, directly or indirectly, beneficially owning 20% or more of any class of equity securities of Parent, (iv) any merger, consolidation, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving Parent or any of its Subsidiaries that would result in any Person, directly or indirectly, beneficially owning 20% or more of any class of equity securities of Parent or (v) any combination of the foregoing.

(ii) “Parent Adverse Recommendation Change” means any of the following actions by the Parent Board: (i) withholding or withdrawing (or modifying in a manner adverse to the Company) or proposing publicly to withhold or withdraw (or modify in a manner adverse to the Company), the Parent Board Recommendation, (ii) approving, recommending, or otherwise declaring to be advisable or publicly proposing to approve, recommend or determine to be advisable any Parent Acquisition Proposal, (iii) failing to include the Parent

Board Recommendation in the Joint Proxy Statement/Prospectus, or (iv) following the making of a Parent Acquisition Proposal, failing to recommend against such Parent Acquisition Proposal within ten (10) Business Days after the Company requests a reaffirmation of the Parent Board Recommendation (which request may be made only once with respect to each Parent Acquisition Proposal).

(iii) “Parent Intervening Event” means a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable to or by the Parent Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Parent Board as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Parent Board prior to obtaining the Parent Stockholder Approval; provided, that if the Parent Intervening Event relates to an event, fact, circumstance, development or occurrence involving the Company or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Parent Intervening Event unless it has a Company Material Adverse Effect; provided further, that in no event shall the following constitute a Parent Intervening Event: (i) changes in the market price or trading volume of the Parent’s securities or credit rating (it being understood that the facts and occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been a Parent Intervening Event), and (ii) the receipt, existence of or terms of a Parent Acquisition Proposal or any inquiry relating thereto.

(iv) “Parent Superior Proposal” means a bona fide written Parent Acquisition Proposal from any Person (other than the Company and its Subsidiaries or Affiliates) (with all references to “20% or more” in the definition of Parent Acquisition Proposal being deemed to reference “50% or more”) that the Parent Board has determined in its good faith judgment would, if consummated, result in a transaction more favorable to its stockholders from a financial point of view than the Merger after taking into account the likelihood and timing of consummation (as compared to the Merger) and such other matters that the Parent Board deems relevant, including legal, financial (including the financing terms of any such Parent Acquisition Proposal), regulatory and other aspects of such Parent Acquisition Proposal.

Section 8.05 Public Announcements. The initial press release with respect to the execution of this Agreement, the Merger and the other transactions contemplated by this Agreement shall be a joint press release in a form reasonably acceptable to Parent and the Company. Thereafter, each of Parent and the Company agree that no public release or announcement concerning the transactions contemplated by this Agreement shall be issued by any party or its Subsidiaries without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Laws or the rules or regulations of the NYSE or any other regulatory or governmental body to which the relevant party is subject or submits, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 8.05 shall not apply to any release or announcement made or proposed to be made by the Company in connection with and related to a Company Adverse Recommendation Change or by Parent in connection with and related to a Parent Adverse Recommendation Change.

Section 8.06 Notices of Certain Events. Each of the Company and Parent shall promptly notify and provide copies to the other of: (a) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement or (b) any written notice or other communication from any Governmental Authority or securities exchange in connection with the Merger or the other transactions contemplated by this Agreement; provided, that the delivery of any notice pursuant to this Section 8.06 shall not (i) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party hereunder or (ii) update any section of the Company Disclosure Letter or the Parent Disclosure Letter, and provided, further, that the failure to comply with this Section 8.06 shall not constitute a breach or noncompliance of a covenant by such Party for determining the satisfaction of the conditions set forth in Section 9.01.

Section 8.07 Access to Information. (a) Upon reasonable notice, and subject to applicable Law, each of the Company and Parent shall (and shall cause its Subsidiaries to) afford to the other Party, its Affiliates and its officers, agents, control persons, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) reasonable access during normal business hours, under direct supervision of a designated employee of the disclosing Party, and upon reasonable prior notice to the disclosing Party during the period prior to the Effective Time, to all its and its Subsidiaries’ properties, books, Contracts, commitments, records, officers and employees and, during such period as the other Party may from time to time reasonably request, and during such period each Party shall (and shall cause its Subsidiaries to) furnish promptly to the other Party all other information concerning it, its Subsidiaries and each of their respective businesses, properties and personnel as such other Party may reasonably request; provided, that the disclosing Party may restrict the foregoing access and the disclosure of information to the extent that, in the good faith judgment of the disclosing Party, (i) any Law applicable to the disclosing Party or its Subsidiaries requires the disclosing Party or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) the information is subject to confidentiality obligations to a Third Party, (iii) such disclosure would result in disclosure of any trade secrets of Third Parties, (iv) disclosure of any such information or document could result in the loss of attorney-client privilege (provided, that the disclosing Party and/or its counsel shall use their reasonable best efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of attorney client privilege) or (v) such access would unreasonably disrupt the operations of the disclosing Party or any of its Subsidiaries; provided, that with respect to clauses (i) through (iv) of this Section 8.07(a), the disclosing Party shall use its commercially reasonable best efforts to (A) obtain the required consent of such Third Party to provide such access or disclosure or (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company.

(b) With respect to the information disclosed pursuant to Section 8.07(a), each of Parent and the Company shall comply with, and shall cause such Party’s Affiliates and officers, agents, control persons, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) to comply with, all of its obligations under the Confidentiality Agreements, which agreements shall remain in full force and effect in accordance with its terms.

Section 8.08 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall use reasonable best efforts to take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) or acquisitions of Parent Stock (including derivative securities with respect to Parent Stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 8.09 Stockholder Litigation. Each Party shall promptly notify the other Parties in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of such Party, threatened in writing, against such Party and/or its directors (any such litigation, a “Transaction Litigation”) and shall keep such other Party reasonably informed on a current basis with respect to the status thereof. Subject to the fiduciary duties of each Party’s board of directors and except in any litigation or proceeding where the Parties may be adverse to each other, each Party shall give the other Party the opportunity to participate, subject to a customary joint defense agreement, in (but not control) the defense or settlement of any Transaction Litigation, and no Party shall settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of the other Party (which shall not be unreasonably withheld, delayed or conditioned).

Section 8.10 Certain Tax Matters. Each Party shall, and shall cause each of its respective Subsidiaries to, use reasonable efforts to obtain the tax opinion referenced in Section 9.03(d). None of the Parties shall (and the Parties shall cause their respective Subsidiaries not to) take or fail to take any action which action (or failure to act) would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 8.11 Stock Exchange Delisting; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and shall take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Stock from the NYSE and the deregistration of the Company Stock and other securities of the Company under the Exchange Act as promptly as practicable after the Effective Time.

Section 8.12 Parent Board Composition. Parent agrees to take all actions reasonably necessary or advisable to ensure that, at and following the Effective Time, the Parent Board shall include Jeffery G. Davis, who shall serve on Parent’s Board until the earlier of his resignation or removal or until his successor is duly elected or qualified, as the case may be.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01 Conditions to Obligations of Each Party. The obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the mutual consent of Parent and the Company):

(a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Parent Stockholder Approval. Parent shall have obtained the Parent Stockholder Approval.

(c) Regulatory Approvals. The expiration or termination of the waiting period (and any extension thereof) under the HSR Act (the “Required Regulatory Approval”) shall have been obtained, terminated or expired, as applicable.

(d) Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger or the Parent Stock Issuance by any Governmental Authority that prohibits, restrains, or makes illegal either the consummation of the Merger or the Parent Stock Issuance.

(e) NYSE Listing. The Parent Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(f) Registration Statement. The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no Proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 9.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by Parent):

(a) (i) The representations and warranties of the Company contained in this Agreement that are qualified by Company Material Adverse Effect shall be true and correct, in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only at and as of another specified time, in which case shall be true and correct only at and as of such time), (ii) the representations and warranties of the Company contained in Section 4.05(a)(i) shall be true and correct in all material respects, in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only at and as of another specified time, in which case shall be true and correct in all material respects only at and as of such time), (iii) the representations and warranties of the Company contained in Section 4.10(b) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time, and (iv) all other representations and warranties of the Company contained in this Agreement shall be true and correct (disregarding all materiality qualifications contained therein, other than any such qualifications with respect to a list), in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, in which case shall be true and correct (disregarding all materiality qualifications contained therein, other than any such qualifications with respect to a list) only at and as of such time), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it at or prior to the Closing.

(c) Parent and Merger Sub shall have received a certificate dated as of the Closing and signed by an executive officer of the Company certifying that each of the conditions set forth in Section 9.02(a) and Section 9.02(b) have been satisfied.

Section 9.03 Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the Company):

(a) (i) The representations and warranties of Parent and Merger Sub contained in this Agreement that are qualified by Parent Material Adverse Effect shall be true and correct, in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only at and as of another specified time, in which case shall be true and correct only at and as of such time), (ii) the representations and warranties of Parent and Merger Sub contained in Section 5.05(a) and Section 5.05(e) shall be true and correct in all material respects, in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only at and as of another specified time, in which case shall be true and correct in all material respects only at and as of such time), (iii) the representations and warranties of Parent and Merger Sub contained in Section 5.10(b) shall be true and correct at and as of the Closing as if made at and as of the Closing, and (iv) all other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (disregarding all materiality qualifications contained therein, other than any such qualifications with respect to a list), in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, in which case shall be true and correct (disregarding all materiality qualifications contained therein, other than any such qualifications with respect to a list) only at and as of such time), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each of Parent and Merger Sub shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it at or prior to the Closing.

(c) The Company shall have received a certificate dated as of the Closing and signed by an executive officer of Parent certifying that each of the conditions set forth in Section 9.03(a) and Section 9.03(b) have been satisfied.

(d) The Company shall have received a written opinion from the Company’s counsel, Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify, for U.S. federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Wachtell, Lipton, Rosen & Katz shall be entitled to receive and rely upon representations, warranties and covenants, including representations, warranties and covenants of Parent, Merger Sub and the Company.

ARTICLE 10

TERMINATION

Section 10.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether or not the Company Stockholder Approval or the Parent Stockholder Approval have been obtained:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before June 1, 2016 (the “End Date”); provided, that if on the End Date the conditions to Closing set forth in Section 9.01(c) or Section 9.01(d) (to the extent any such Order is in respect of, or any such Law is, a Required Regulatory Approval) shall not have been satisfied but all other conditions set forth in Article 9 shall have been satisfied or waived or shall be capable of being satisfied, then the End Date shall be extended, if Parent or the Company notifies the other party in writing on prior to the End Date, to September 1, 2016; provided, that the right to terminate this Agreement under this Section 10.01(b)(i) shall not be available to a Party if the failure of the Merger to be consummated on or before the End Date was due to the failure of such Party to perform any of its obligations under this Agreement;

(ii) if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Merger or the Parent Stock Issuance and such Order shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 10.01(b)(ii) shall not be available to a Party if such Order was due to the failure of such Party to perform any of its obligations under this Agreement;

(iii) if any Law shall have been promulgated, entered, enacted or issued or be applicable to the Merger or the Parent Stock Issuance by any Governmental Authority that prohibits, prevents, or makes illegal the consummation of the Merger or the Parent Stock Issuance, and such Law shall be final and non-appealable;

(iv) if the Company Stockholder Meeting (including any adjournments or postponements thereof) shall have been concluded and the Company Stockholder Approval shall not have been obtained; or

(v) if the Parent Stockholder Meeting (including any adjournments or postponements thereof) shall have been concluded and the Parent Stockholder Approval shall not have been obtained.

(c) by Parent, if:

(i) the Company’s Board of Directors shall have made a Company Adverse Recommendation Change; provided, however, that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 10.01(c)(i) at any time after the Company Stockholder Approval has been obtained;

(ii) the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 9.02(a) or Section 9.02(b) and (B) is incapable of being cured by the Company by the End Date; provided, that Parent has delivered written notice to the Company of such breach and that Parent is not then in breach of any of its representations, warranties, covenants or agreements under this Agreement, which breach would give rise to the failure of a condition set forth in Section 9.03(a) or Section 9.03(b); or

(iii) prior to the Company Stockholder Approval having been obtained, an intentional and material breach of Section 8.03 by any of the Persons set forth on Section 8.03 of the Company Disclosure Letter that results in a Third Party making a Company Acquisition Proposal that is reasonably likely to interfere with or delay consummation of the Merger.

(d) by the Company, if:

(i) the Parent’s Board of Directors shall have made a Parent Adverse Recommendation Change; provided, however, that the Company shall no longer be entitled to terminate this Agreement pursuant to this Section 10.01(d)(i) at any time after the Parent Stockholder Approval has been obtained;

(ii) Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 9.03(a) or Section 9.03(b) and (B) is incapable of being cured by Parent by the End Date; provided, that the Company has delivered written notice to Parent of such breach and that the Company is not then in breach of any of its representations, warranties, covenants or agreements under this Agreement, which breach would give rise to the failure of a condition set forth in Section 9.02(a) or Section 9.02(b);

(iii) prior to the Parent Stockholder Approval having been obtained, an intentional and material breach of Section 8.04 by Parent, a director of Parent or an officer of Parent that results in a Third Party making a Parent Acquisition Proposal that is reasonably likely to interfere with or delay consummation of the Merger; or

(iv) (A) the Company Board authorizes the Company to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal in accordance with the terms of Section 8.03, (B) substantially concurrently with the termination of this Agreement, the Company enters into a Company Alternative Acquisition Agreement and (C) substantially concurrently with such termination, the Company pays to Parent in immediately available funds the Termination Fee.

The Party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other Party specifying the provision of this Agreement pursuant to which such termination is being effected.

Section 10.02 Effect of Termination. In the event of the termination of this Agreement by either Parent or the Company as provided in Section 10.01, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made. In the event of the termination of this Agreement in compliance with Section 10.01, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party), other than this Section 10.02, Section 8.07(b), Section 10.03, and Article 11, which provisions shall survive such termination; provided, that nothing in this Section 10.02 shall relieve any Party from liability for any fraud or for an intentional and willful breach or an intentional and willful failure to perform, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement.

Section 10.03 Termination Fees; Expense Reimbursement. (a) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or Section 10.01(c)(iii) or by the Company pursuant to Section 10.01(d)(iv), then the Company shall pay, by wire transfer of immediately available funds, to Parent the Termination Fee at or prior to the termination of this Agreement in the case of a termination pursuant to Section 10.01(d)(iv) or as promptly as practicable (and, in any event, within two Business Days following such termination) in the case of a termination pursuant to Section 10.01(c)(i) or Section 10.01(c)(iii).

(b) If this Agreement is terminated by the Company pursuant to Section 10.01(d)(i) or Section 10.01(d)(iii) then Parent shall pay, by wire transfer of immediately available funds, to the Company the Termination Fee as promptly as practicable (and, in any event, within two Business Days following such termination).

(c) If this Agreement is terminated by the Company or Parent pursuant to Section 10.01(b)(iv) in a circumstance in which all of the other conditions to the Merger have been satisfied as of the date of termination of this Agreement and at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 10.01(c)(i), and (i) at any time after the date of this Agreement and prior to the Company Stockholder Meeting, a Company Acquisition Proposal shall have been publicly announced or publicly made known and not withdrawn and (ii) within one year after such termination, the Company shall have entered into an agreement with respect to such Company Acquisition Proposal or any Company Acquisition Proposal shall have been consummated, then the Company shall pay the Termination Fee (less any amount previously paid in respect of the Parent Expense Reimbursement), by wire transfer of immediately available funds, to Parent, on the earlier to occur of the Company entering into an agreement with respect to such Company Acquisition Proposal or the consummation of such Company Acquisition Proposal.

(d) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(ii) or by the Company or Parent pursuant to Section 10.01(b)(iv), then the Company shall pay the Parent Expense Reimbursement to Parent by wire transfer of immediately available funds, concurrently with such termination.

(e) If this Agreement is terminated by the Company pursuant to Section 10.01(d)(ii) or by the Company or Parent pursuant to Section 10.01(b)(v), then Parent shall pay the Company Expense Reimbursement to the Company by wire transfer of immediately available funds, concurrently with such termination.

(f) For purposes of this Section 10.03:

(i) Solely for purposes of the definition of “Company Acquisition Proposal” in Section 10.03(c), references to “20%” shall be replaced by “50%.”

(ii) “Termination Fee” means $10,000,000.

(iii) “Company Expense Reimbursement” means the amount of all reasonable, documented out-of-pocket expenses, not to exceed $3,000,000 in the aggregate, incurred in connection with the transactions contemplated by this Agreement by the Company and its Affiliates.

(iv) “Parent Expense Reimbursement” means the amount of all reasonable, documented out-of-pocket expenses, not to exceed $3,000,000 in the aggregate, incurred in connection with the transactions contemplated by this Agreement by Parent and its Affiliates.

(g) The Parties acknowledge that the agreements contained in this Section 10.03 are an integral part of this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if a Party fails promptly to pay any amount due pursuant to this Section 10.03, and, in order to obtain such payment, the other Party commences a suit that results in a judgment against such Party for any amount due pursuant to this Section 10.03, such Party shall reimburse the other Party for its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 10.03 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. All payments under this Section 10.03 shall be made by wire transfer of immediately available funds to an account designated in writing by the Party entitled to receive such payment. In no event shall the Company or Parent be required to pay the Termination Fee to the other Party on more than one occasion.

(h) Each Party agrees that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with fraud) (i) if this Agreement is terminated under circumstances where the Termination Fee or the Parent Expense Reimbursement would be payable pursuant to this Section 10.03, the payment of the Termination Fee or the Parent Expense Reimbursement shall be the sole and exclusive remedy of the Party to which such amount is payable, its Subsidiaries, stockholders, Affiliates, and current, former or future Representatives against the other Party or any of its Representatives or Affiliates for, (ii) in no event will the receiving Party seek to recover any other money damages or seek any other remedy (including any remedy for specific performance, except solely in compliance with Section 11.12 hereof) based on a claim in law or equity with respect to, (1) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of any Termination Fee or of the Parent Expense Reimbursement in accordance with this Section 10.03, neither the Party by which such amount is payable nor any Affiliates or Representatives of such Party shall have any further liability or obligation to the other Party relating to or arising out of this Agreement, the Merger or any of the other transactions contemplated by this Agreement. Under no circumstances shall a party be permitted or entitled to receive both a grant of specific performance and the payment of the Termination Fee or the Parent Expense Reimbursement, as applicable.

ARTICLE 11

MISCELLANEOUS

Section 11.01 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 11.01 shall not limit Section 10.02, Section 10.03 or any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time.

Section 11.02 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after the Effective Time, by written agreement of the Parties at any time prior to the Effective Time with respect to any of the terms contained herein; provided, that after the Company Stockholder Approval, there shall be no amendment to this Agreement that decreases the Merger Consideration. A termination of this Agreement pursuant to Section 10.01 or an amendment or waiver of this Agreement pursuant to Section 11.02 or Section 11.03 shall, in order to be effective, require, in the case of Parent, Merger Sub and the Company, action by their respective board of directors (or a committee thereof) or sole member, as applicable.

Section 11.03 Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Except as required by applicable Law, no waiver of this Agreement shall require the approval of the stockholders of either Parent or the Company. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 11.04 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred by the Company or any of its Subsidiaries in connection with the Merger (including any real property transfer tax and any similar Tax) shall be borne and paid by Merger Sub or the Surviving Corporation (or its applicable Subsidiary), and the Company shall cooperate with Merger Sub and Parent in filing all necessary Tax Returns and other documentation with respect to all such Taxes and fees. If required by applicable Law, the Company (or the applicable Subsidiary) shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

Section 11.05 Disclosure Letter References. Each item disclosed in a Party’s Disclosure Letter shall, for all purposes in this Agreement, constitute an exception to, or as applicable, disclosure for the purposes of, the representations and warranties (or covenants, as applicable) to which it makes express reference and shall also be deemed to be disclosed or set forth for the purposes of every other part in such Party’s Disclosure Letter relating to such Party’s representations and warranties (or covenants, as applicable) set forth in this Agreement to the extent a cross-reference within such Disclosure Letter is expressly made to such other part in such Disclosure Letter, as well as to the extent that the relevance of such item as an exception to, or as applicable, disclosure for purposes of, such other section of this Agreement is reasonably apparent from such disclosure.

Section 11.06 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon receipt, if delivered personally or sent by a nationally recognized overnight courier service, such as Federal Express, and with acknowledgment of receipt requested, (b) three (3) Business Days after mailing, if mailed by registered or certified mail, (postage prepaid, return receipt requested), or (c) on the Business Day the transmission is made when transmitted by facsimile or electronic mail (provided, that the same is sent by overnight courier service for delivery the next succeeding Business Day, with acknowledgment of receipt requested), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 11.06):

if to Parent or Merger Sub, to:

Team, Inc.
13131 Dairy Ashford
Sugar Land, TX 77478
Attention:	Ted W. Owen
André “Butch” Bouchard
Facsimile:	(281) 388-5503
Email:	Ted.Owen@teaminc.com
Butch.Bouchard@TeamInc.com

with a copy (which shall not constitute notice) to:

Locke Lord LLP

2800 JPMorgan Chase Tower
600 Travis Street
Houston, TX 77002-3095
Attention:	David F. Taylor
Michael T. Peters
Facsimile:	(713) 223-3717
Email:	DTaylor@lockelord.com
MPeters@lockelord.com

if to the Company, to:

Furmanite Corporation
10370 Richmond Avenue, Suite 600
Houston, TX 77042
Attention:	William Fry
Facsimile:	(281) 668-5000
Email:	wfry@furmanite.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:	David A. Katz
Facsimile:	(212) 403-2000
Email:	DAKatz@wlrk.com

Section 11.07 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each Party need not sign the same counterpart. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties hereto. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

Section 11.08 Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Disclosure Letters, the Confidentiality Agreements and any agreements entered into contemporaneously herewith (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and permitted assigns; provided, that notwithstanding the foregoing clause (b), (i) following the Effective Time, the provisions of Article 2 with respect to the holders of Company Stock to receive the Merger Consideration shall be enforceable by such holders and (ii) the provisions of Section 7.04 shall be enforceable by each Party entitled to indemnification hereunder and his or her heirs and his or her representatives.

Section 11.09 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the Merger, taken as a whole, are not affected in a manner materially adverse to any Party hereto. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 11.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void; provided, that Merger Sub may assign, by written notice to the Company, any or all of its rights, interests and obligations under this Agreement to another wholly owned direct or indirect Subsidiary of Parent, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary (except with respect to representations and warranties made herein with respect to Merger Sub as of the date of this Agreement) and all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall also be made with respect to such other Subsidiary as of the date of such designation; provided, that such assignment shall not relieve Parent of its obligations hereunder or otherwise enlarge, alter or change any obligation of any other party hereto or due to Parent or such other Subsidiary. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 11.11 Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

Section 11.12 Enforcement; Exclusive Jurisdiction. (a) The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

(b) In addition, each of the Parties hereto (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, if any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (d) consents to service of process being made through the notice procedures set forth in Section 11.06.

Section 11.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

FURMANITE CORPORATION

By:	/s/ Joseph E. Milliron
	Name:	Joseph E. Milliron
	Title:	Chief Executive Officer and President

TEAM, INC.

By:	/s/ Ted W. Owen
	Name:	Ted W. Owen
	Title:	President and Chief Executive Officer

TFA, INC.

By:	/s/ Ted W. Owen
	Name:	Ted. W. Owen
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FURMANITE CORPORATION

ARTICLE I

NAME

The name of the corporation is Furmanite Corporation (the “Corporation”).

ARTICLE II

REGISTERED OFFICE

The address of the Corporation’s registered office in the State of Delaware is to be located at 1675 South State Street, Suite B, County of Kent, City of Dover, Delaware 19901. The name of its registered agent at such address is Capitol Services, Inc.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. The Corporation is to have perpetual existence.

ARTICLE IV

CAPITAL STOCK

The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock, $0.01 par value. Cumulative voting of the stock is expressly prohibited. No stockholder shall have, as a stockholder of the Corporation, any preemptive right to acquire, purchase or subscribe for the purchase of any or all additional issues of stock of the Corporation or any of the classes or series thereof, or for any securities convertible into such stock, whether now or hereinafter acquired.

ARTICLE V

BOARD OF DIRECTORS

All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed by or under the direction of, the board of directors of the Corporation (the “Board of Directors”). The size of the Board of Directors shall be determined as set forth in the bylaws of the Corporation, as in effect from time to time (the “Bylaws”).

ARTICLE VI

ELECTION OF DIRECTORS

Directors need not be elected by written ballot unless required by the Bylaws of the Corporation.

ARTICLE VII

BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation or adopt new bylaws, without any action on the part of the stockholders, except as may be required by applicable law or the Bylaws of the Corporation.

ARTICLE VIII

AMENDMENT

The Corporation reserves the right to amend or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by statute. All rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE IX

LIABILITY

A. Limitation of Liability. No director shall personally be liable to the Corporation or the stockholders for monetary damages for any breach of his or her fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or the stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL or other applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or such other applicable law, as so amended. Any repeal or modification of this article by the stockholders shall not adversely affect any right or protection of a director existing at the time of such repeal or modification.

B. Indemnification. The Corporation shall indemnify to the fullest extent permitted by law any person made or threated to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

Annex B

OPINION OF ROBERT W. BAIRD & CO. INCORPORATED

ANNEX B

October 30, 2015

CONFIDENTIAL

Board of Directors

Team, Inc.

13131 Dairy Ashford Road

Sugarland, Texas 77478

The Board of Directors:

Team, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) with Furmanite Corporation (the “Seller”). Pursuant to the Agreement, a wholly-owned subsidiary of the Company (“Merger Sub”) will merge with and into the Seller, with each shareholder of the Seller receiving 0.215 shares (the “Exchange Ratio”) of Company common stock for each share of Seller common stock held by such shareholder, all as more fully described in the Agreement (the “Merger”).

In connection with your consideration of the Merger, you (solely in your capacity as members of the Board of Directors) have requested our opinion as to the fairness, from a financial point of view, to the Company of the Exchange Ratio. You have not asked us to express, and we are not expressing, any opinion with respect to any of the other financial or non-financial terms, conditions, determinations or actions with respect to the Merger. We are also not expressing any opinion as to the fairness of the Exchange Ratio to the shareholders (or any class thereof) of the Company or the amount or nature of any compensation to any of the Company’s officers, directors or employees (or class thereof) related to or resulting from the Merger.

As part of our investment banking business, we are engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

In conducting our investigation and analyses and in arriving at our opinion herein, we have reviewed such information and have taken into account such financial and economic factors, investment banking procedures and considerations as we have deemed relevant under the circumstances. In that connection, and subject to the various assumptions, qualifications and limitations set forth herein, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including financial forecasts for the Seller, the Company and the pro forma results of the Company taking into account the transactions contemplated by the Merger (the “Forecasts”) and the contemplated strategic, operating and cost benefits and/or synergies associated with the Merger (“Expected Synergies”), in each case, as furnished to us, and prepared by, the Company’s management for purposes of our analysis; (ii) reviewed certain publicly available information including, but not limited to, the Seller’s and the Company’s recent filings with the Securities and Exchange Commission and equity analyst research reports covering the Seller and the Company prepared by various investment banking and

Robert W. Baird & Co.

777 East Wisconsin Avenue

Milwaukee WI 53202-5391

Toll Free 800 792-2473

Fax 414 765-3912

www.rwbaird.com

October 30, 2015 Page 2

research firms, including consensus earnings estimates for the Seller and the Company; (iii) reviewed the principal financial terms of the draft Agreement dated October 28, 2015 in the form expected to be presented to the Company’s Board of Directors as they related to our analysis; (iv) compared the financial position and operating results of the Seller and the Company with those of selected publicly traded companies; (v) compared the historical market prices, trading activity and market trading multiples of the Seller’s and the Company’s common stock with those of selected publicly traded companies; (vi) compared the Exchange Ratio and implied valuations with the reported enterprise value and implied valuations of selected business combinations; (vii) considered the present values of the forecasted cash flows of the Seller and the Company reflected in the Forecasts; and (viii) reviewed certain potential pro forma financial effects of the Merger, including the Expected Synergies, furnished to us, and prepared by, the Company’s management. We did not include any Expected Synergies as part of our valuation analysis. We have participated in discussions with members of the Seller’s and the Company’s respective senior management teams concerning the Seller’s and the Company’s historical and current financial condition and operating results, as well as the future prospects of the Seller and the Company, respectively. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of the Seller and the Company. We have not independently verified any information supplied to us by the Seller or the Company concerning the parties to the Merger that formed a substantial basis for our opinion. We have not been engaged to independently verify, have not assumed any responsibility to verify, assume no liability for, and express no opinion on, any such information, and we have assumed, without independent verification, that neither the Seller nor the Company is aware of any information prepared by it or its advisors that might be material to our opinion that has not been provided to us. We have assumed, without any independent verification, that: (i) all assets and liabilities (contingent or otherwise, known or unknown) of the Seller and the Company are as set forth in their respective financial statements provided to us; (ii) the financial statements of the Seller and the Company provided to us present fairly the results of operations, cash flows and financial condition of the Seller and the Company, respectively, for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts for the Seller and the Company and the Expected Synergies were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company’s senior management as to the future performance of the Seller and the Company, and we have relied, without independent verification, upon such Forecasts and the Expected Synergies in the preparation of this opinion, although we express no opinion with respect to the Forecasts and the Expected Synergies or any judgments, estimates, assumptions or basis on which they were based, and we have assumed, without independent verification, that the Forecasts and the strategic, operating and cost benefits and/or synergies reflected in the Expected Synergies currently contemplated by the Company’s management will be realized in the amounts and on the time schedule contemplated; (iv) the Merger will be treated as a tax-free reorganization for U.S. federal income tax purposes; (v) the Merger will be consummated in accordance with the material terms and conditions of the draft Agreement without any amendment thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (vi) the representations and warranties contained in the draft Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under such draft Agreement; and (vii) all corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the Merger have been, or will be, obtained without the need for any divestitures or other changes to the financial terms of the Merger or that would otherwise affect the Seller or the Company or our analysis. We have relied, without independent verification, as to all legal and tax matters regarding the Merger on the advice

October 30, 2015 Page 3

of counsel of the Company. In conducting our review, we have not undertaken or obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of the Seller or the Company nor have we made a physical inspection of the properties or facilities of the Seller or the Company. We have not considered any expenses or potential adjustments relating to the Merger as part of our analysis. In each case, we have made the assumptions and taken the actions or inactions described above with your knowledge and consent.

Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and our opinion does not predict or take into account any changes which may occur, or information which may become available, after the date hereof. Furthermore, we express no opinion as to the prices or trading ranges at which any of the Company’s or the Seller’s securities (including the Company’s and the Seller’s common stock) will trade following the date hereof or as to the effect of the Merger on such prices or trading ranges, or any earnings or ownership dilutive impact that may result from the Company’s issuance of its common stock in connection with the Merger. Such prices and trading ranges may be affected by a number of factors, including but not limited to (i) dispositions of the common stock of the Company and the Seller by shareholders within a short period of time after, or other market effects resulting from, the announcement and/or effective date of the Merger; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or the Seller or in the Company’s or the Seller’s industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties at interest.

Our opinion has been prepared at the request and for the internal and confidential information of the Board of Directors of the Company, and may not be relied upon, used for any other purpose or disclosed to any other party without our prior written consent; provided, however, that this letter may be reproduced in full in the “Joint Proxy Statement” to be provided to the Company’s and the Seller’s respective shareholders in connection with the Merger. Any description or reference to us or our opinion in the Joint Proxy Statement (or any other publicly available document or regulatory filing), however, shall be subject to our prior review and approval.

This opinion does not address the relative merits or risks of: (i) the Merger, the draft Agreement or any other agreements or other matters provided for, or contemplated by, the draft Agreement; (ii) any other transactions that may be or might have been available as an alternative to the Merger; or (iii) the Merger compared to any other potential alternative transactions or business strategies considered by the Company’s Board of Directors and, accordingly, we have relied upon our discussions with the senior management of the Company with respect to the availability and consequences of any alternatives to the Merger. This opinion does not constitute a recommendation to any director or shareholder of the Company or any other person as to how any such director, shareholder or person should act or vote with respect to the Merger.

We have acted as financial advisor to the Company in connection with the Merger and will receive a transaction fee (a “Transaction Fee”) for our services, which is contingent upon the consummation of the Merger. We will also receive a separate fee for rendering this opinion, which fee is not contingent upon the conclusions of our opinion or the consummation of the Merger. In addition, the Company has agreed to reimburse us for our out-of-pocket costs and to indemnify us against certain liabilities that may arise out of our engagement. We will not receive any other significant payment or compensation contingent upon the successful completion of the Merger.

October 30, 2015 Page 4

No material relationship between the Company, the Seller or any other party or affiliate to the Merger is mutually understood to be contemplated in which any compensation is intended to be received.

We are a full service securities firm. As such, in the ordinary course of our business, we may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, the Company or the Seller or that may otherwise participate or be involved in the same or a similar business or industry as the Company or the Seller or may from time to time trade the securities of the Company or the Seller (including the Company’s and the Seller’s common stock) for our own account or the accounts of our customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities.

Our opinion was approved by our internal fairness opinion committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Company.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED

Annex C

OPINION OF LAZARD FRÈRES & CO. LLC

ANNEX C

November 1, 2015

The Board of Directors

Furmanite Corporation

10370 Richmond Avenue

Suite 600

Houston, TX 77042

Dear Members of the Board:

We understand that Furmanite Corporation, a Delaware corporation (“Furmanite”), Team, Inc., a Delaware corporation (“Team”), and TFA, Inc., a Delaware corporation and wholly owned subsidiary of Team (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Team will acquire all of the outstanding capital stock of Furmanite (the “Transaction”). Pursuant to the Agreement, Merger Sub will be merged with and into Furmanite and each outstanding share of the common stock, no par value, of Furmanite (“Furmanite Common Stock”), other than shares of Furmanite Common Stock owned, directly or indirectly, by Team, Furmanite (including shares held as treasury stock or otherwise) or Merger Sub (such holders, collectively, “Excluded Holders”), will be converted into the right to receive 0.215 (“Exchange Ratio”) shares of the common stock, par value $0.30 per share, of Team (“Team Common Stock”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Furmanite Common Stock (other than Excluded Holders) of the Exchange Ratio provided for in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated November 1, 2015, of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Furmanite and Team;

(iii)	Reviewed various financial forecasts and other data provided to us by Furmanite relating to the business of Furmanite, financial forecasts and other data provided to us by Team relating to the business of Team and adjustments thereto provided to us by Furmanite, and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of Team and Furmanite to be realized from the Transaction;

(iv)	Held discussions with members of the senior managements of Furmanite and Team with respect to the businesses and prospects of Furmanite and Team, respectively, and the projected synergies and other benefits anticipated by the managements of Team and Furmanite to be realized from the Transaction;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of Furmanite and Team, respectively;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Furmanite;

Lazard Frères & Co. LLC 600 Travis Street Suite 2300 Houston, TX 77002

The Board of Directors

Furmanite Corporation

November 1, 2015

(vii)	Reviewed historical stock prices of Furmanite Common Stock and Team Common Stock;

(viii)	Reviewed the potential pro forma financial impact of the Transaction on Team based on the financial forecasts referred to above relating to Furmanite and Team; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Furmanite or Team or concerning the solvency or fair value of Furmanite or Team, and we have not been furnished with any such valuation or appraisal. At your direction, for purposes of our analyses we have used the most recent sets of financial forecasts for Furmanite and Team dated October 1, 2015 as provided to us by Furmanite. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits anticipated by the managements of Team and Furmanite to be realized from the Transaction, we have assumed, with the consent of Furmanite, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Furmanite and Team, respectively and such projected synergies and other anticipated benefits. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of Furmanite Common Stock or Team Common Stock may trade at any time subsequent to the announcement of the Transaction. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Furmanite might engage or the merits of the underlying decision by Furmanite to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of Furmanite, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of Furmanite have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of Furmanite, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Furmanite, Team or the Transaction. We further have assumed, with the consent of Furmanite, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Furmanite obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Exchange Ratio to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Furmanite in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the earlier of the rendering of this opinion or announcement of the Transaction and a substantial portion of which is contingent

The Board of Directors

Furmanite Corporation

November 1, 2015

upon the closing of the Transaction. We in the past have provided certain financial advisory services to Team, including assisting Team in evaluating a possible acquisition of Furmanite during the period from 2009-2010. We have not been engaged to provide financial advisory services to Team during the last two years. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Furmanite and Team for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Furmanite and Team and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Furmanite (in its capacity as such) and our opinion is rendered to the Board of Directors of Furmanite in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to holders of Furmanite Common Stock (other than Excluded Holders).

Very truly yours,

LAZARD FRERES & CO. LLC

By
Douglas A. Fordyce
Managing Director

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a director, officer, employee or agent of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

The Team Charter provides that directors and officers may be indemnified to the fullest extent permitted by the applicable provisions of the DGCL. The Team Bylaws provide that Team will indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made a party or is threated to be made a party to or is otherwise involved in any proceeding by reason of the fact that he or she is or was a director or officer of Team, against all expense, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that with some exceptions, Team shall indemnify any such indemnitee in connection with a proceeding initialed by such indemnitee only if such proceeding was authorized in the first instance by the Team board. The right to indemnification includes the right to be paid by Team the expenses incurred in defending any such proceeding in advance of its final disposition.

As permitted by Section 102(b)(7) of the DGCL, the Team Charter provides that, to the fullest extent permitted by the DGCL, directors of Team shall not be personally liable to Team or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Team or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Team Charter provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Team will automatically be deemed eliminate and limited to the fullest extent permitted by the DGCL as so amended.

Team has agreed that, from and after the effective time of the merger, it will indemnify and hold harmless each former and present director and officer of Furmanite, or any of its subsidiaries, and each person who was as of the date of the merger agreement, or who thereafter commences prior to the effective time of the merger, serving as a director or officer of another person at the request of Furmanite, or any of its subsidiaries, each referred to as an indemnified party, against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the effective time of the merger (including the merger agreement and the transactions and actions contemplated thereby)), arising out of or pertaining to the fact that such indemnified party is or was an officer or director of Furmanite or is or was serving at the request of Furmanite, in each case to the fullest extent provided by law.

Team has also agreed to maintain for six (6) years following the merger either the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance currently maintained by each of Furmanite and any of its subsidiaries or provide substitute policies for not less than the existing coverage and having other terms not less favorable to the insured persons, except that in no event will Furmanite be required to pay with respect to such policies in respect of any one policy year more than 300% of the annual premium paid by Furmanite (referred to as the “premium cap”). Furmanite may obtain a six (6)-year “tail” policy under such party’s existing directors and officers insurance policy in lieu of the foregoing, in each case for a cost not to exceed the applicable premium cap.

Item 21.	Exhibits and Financial Statement Schedules.

The exhibits listed in the Exhibit Index filed as part of this registration statement are incorporated herein by reference.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(8)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)	To supply by means of a posteffective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sugar Land, the State of Texas, on January 15, 2016.

Team, Inc.

By:	/S/ TED W. OWEN
Ted W. Owen
President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints André C. Bouchard and Greg L. Boane, and each of them, acting individually and without the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them individually, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on January 15, 2016.

Signature	Title

/S/ TED W. OWEN Ted W. Owen	President and Chief Executive Officer and Director (Principal Executive Officer)

/S/ GREG L. BOANE Greg L. Boane	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

* Vincent D. Foster	Director

* Philip J. Hawk	Executive Chairman of the Board

* Sylvia J. Kerrigan	Director

* Emmett J. Lescroart	Director

* Michael A. Lucas	Director

* Louis A. Waters	Director

* Sidney B. Williams	Director

*By:	/s/ ANDRÉ C. BOUCHARD
André C. Bouchard
Attorney-in-Fact
January 15, 2016

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated November 1, 2015, by and among TFA, Inc., Team, Inc. and Furmanite, (included as Annex A to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

3.1	Amended and Restated Articles of Incorporation of Team (filed as Exhibit 3.1 to Team’s Current Report on Form 8-K filed on December 2, 2011).

3.2	Amended and Restated Bylaws of Team (filed as Exhibit 3.1 to Team’s Quarterly Report on Form 10-Q filed on April 8, 2014).

4.1	Certificate representing shares of common stock of Team (filed as Exhibit 4(1) to Team’s Registration Statement on Form S-1, File No. 2-68928).

5.1†	Opinion of Locke Lord LLP regarding the validity of the securities to be issued in the merger

8.1†	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters

23.1	Consent of KPMG LLP, independent registered public accounting firm for Team, Inc.

23.2	Consent of BKD, LLP, independent public accountants for Qualspec Group, LLC

23.3	Consent of BDO USA, LLP, independent registered public accounting firm for Furmanite Corporation

23.4	Consent of UHY LLP, independent registered public accounting firm for Furmanite Corporation

23.5†	Consent of Locke Lord LLP (included as part of its opinion filed as Exhibit 5.1 hereto and incorporated herein by reference)

23.6†	Consent of Wachtell, Lipton, Rosen & Katz (included as part of its opinion filed as Exhibit 8.1 hereto and incorporated herein by reference)

24.1†	Power of Attorney (included on signature page to the initial filing of this Registration Statement)

99.1	Consent of Robert W. Baird & Co. Incorporated

99.2	Consent of Lazard Frères & Co. LLC

99.3†	Form of Proxy of Team, Inc.

99.4†	Form of Proxy of Furmanite Corporation

†	Previously filed